Filed pursuant to
Rule 424(b)(3) of the
Rules and Regulations
under the Securities
Act of 1933.
PROSPECTUS

Centennial Communications Corp.

Centennial Cellular Operating Co. LLC
Centennial Puerto Rico Operations Corp.

EXCHANGE OFFER OF $325,000,000 IN

OUTSTANDING 8 1/8% SENIOR NOTES DUE 2014
(CUSIP NOS. 151352AA9 AND U13950AA5)
FOR NEW 8 1/8% SENIOR NOTES DUE 2014

THIS EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,

ON NOVEMBER 3, 2004, UNLESS EXTENDED.

TERMS OF THE EXCHANGE OFFER:

•	We will exchange all outstanding senior notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered outstanding senior notes at any time prior to the expiration of the exchange offer.

•	The exchange of outstanding senior notes will not be a taxable exchange for United States federal income tax purposes.

•	The terms of the new senior notes to be issued are substantially identical to the terms of the outstanding senior notes, except that transfer restrictions, registration rights and additional interest provisions relating to the outstanding senior notes do not apply.

•	Each broker-dealer that receives new senior notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new senior notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended, known as the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchanged securities received in exchange for outstanding senior notes where such outstanding senior notes were acquired by such broker-dealer as a result of market-making activities or other trading activities.

•	There is no existing market for the new senior notes to be issued and we do not intend to apply for their listing on any securities exchange.

•	As of May 31, 2004, the senior notes ranked effectively junior to approximately $642.9 million of secured indebtedness, equal in right of payment to $500.0 million of unsecured senior indebtedness and senior in right of payment to $300.0 million in subordinated indebtedness.

•	We may redeem some or all of the senior notes at any time on or after February 1, 2009, at the redemption prices set forth in this prospectus. We may redeem up to 35% of the aggregate principal amount of the senior notes issued under the indenture on or before February 1, 2007, using net proceeds of certain public equity offerings. Additionally, prior to February 1, 2006, we may redeem all or some of the senior notes with the net cash proceeds of certain asset sales. We may also redeem the senior notes prior to February 1, 2009 upon a change of control. See the section entitled “Description of Senior Notes — Optional Redemption by the Co-Obligors” beginning on page 102 for more information on the redemption provisions applicable to the senior notes. There is no sinking fund for the senior notes.

•	Pursuant to the terms of the indentures, we may issue additional notes.

     See the “Description of the Senior Notes” section beginning on page 100 for more information about the new senior notes to be issued in this exchange offer.

       See the section entitled “Risk Factors” beginning on page 17 for a discussion of the risks associated with the new senior notes.

     Neither the Securities and Exchange Commission nor any state securities and exchange commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated October 5, 2004

NOTICE TO INVESTORS
CERTAIN DEFINITIONS
MARKET DATA AND FORECASTS
PROSPECTUS SUMMARY
RISK FACTORS
THE EXCHANGE OFFER
USE OF PROCEEDS
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF NEW SENIOR CREDIT FACILITY
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF THE SENIOR NOTES
MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CONSOLIDATED BALANCE SHEETS (Dollar amounts in thousands)
CONSOLIDATED STATEMENTS OF OPERATIONS (Dollar amounts in thousands, except per share data)
CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS’ DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTICE TO INVESTORS	i
CERTAIN DEFINITIONS	ii
MARKET DATA AND FORECASTS	ii
PROSPECTUS SUMMARY	1
RISK FACTORS	17
THE EXCHANGE OFFER	30
USE OF PROCEEDS	38
CAPITALIZATION	39
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA	40
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	43
BUSINESS	68
MANAGEMENT	85
PRINCIPAL STOCKHOLDERS	88
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	91
DESCRIPTION OF NEW SENIOR CREDIT FACILITY	96
DESCRIPTION OF OTHER INDEBTEDNESS	98
DESCRIPTION OF THE SENIOR NOTES	100
MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS	143
PLAN OF DISTRIBUTION	148
NOTICE TO CANADIAN RESIDENTS	148
LEGAL MATTERS	148
EXPERTS	148
WHERE YOU CAN FIND MORE INFORMATION	149
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	149
INDEX OF CONSOLIDATED FINANCIAL STATEMENTS	F-1

NOTICE TO INVESTORS

      You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate as of the date of this prospectus.

      The senior notes described in this prospectus have not been recommended by or approved by the Securities and Exchange Commission, or the SEC, or any other federal or state securities commission or regulatory authority, nor has the SEC or any such state securities commission or authority passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

      You should not construe the contents of this prospectus as investment, legal or tax advice. You should consult your counsel, accountant and other advisors as to legal, tax, business, financial and related aspects of investing in the senior notes. We are not making any representation to you regarding the legality of an investment in the senior notes by you under appropriate legal investment or similar laws.

      In making an investment decision regarding the senior notes offered by this prospectus, you must rely on your own examination of our company and the terms of this exchange offer, including, without limitation, the merits and risks involved. This exchange offer is being made on the basis of this prospectus.

      The information contained in this prospectus has been furnished by us and other sources we believe to be reliable. This prospectus contains summaries, believed to be accurate, of some of the terms of specific documents, but reference is made to the actual documents, copies of which will be made available upon request, for the complete information contained in those documents.

      This prospectus incorporates important business and financial information about the Company that is not included in or delivered with this document but is available without charge to security holders upon written or oral request. Please see “Where You Can Find More Information” for the address and contact information necessary to make a request for more information.

i

CERTAIN DEFINITIONS

      The terms “Centennial,” the “Company,” “our” and “we” as used in this prospectus refer to Centennial Communications Corp. and its subsidiaries on a consolidated basis. The term “Centennial Cellular” refers to Centennial Cellular Operating Co. LLC, a direct wholly owned subsidiary of Centennial. The term “Centennial Puerto Rico” refers to Centennial Puerto Rico Operations Corp., an indirect wholly owned subsidiary of Centennial. The term “Issuers” refers to each of Centennial Communications Corp., Centennial Cellular and Centennial Puerto Rico, the co-issuers of the senior notes.

      When we say “fiscal 2001,” we mean our fiscal year which began June 1, 2000 and ended May 31, 2001. When we say “fiscal 2002,” we mean our fiscal year which began June 1, 2001 and ended May 31, 2002. When we say “fiscal 2003,” we mean our fiscal year which began June 1, 2002 and ended May 31, 2003. When we say “fiscal 2004,” we mean our fiscal year which began June 1, 2003 and ended May 31, 2004. When we say “fiscal 2005,” we mean our fiscal year which began June 1, 2004 and will end May 31, 2005.

      The term “Pops” refers to the population of a market derived from the 2002 Kagan’s Wireless Telecom Atlas and Database, for our U.S. and Puerto Rico service areas, or the Banco Central de la Republica Dominicana, Departmento de Cuentas Nacionales, for our Dominican Republic service area. The term “Net Pops” refers to a market’s Pops multiplied by the percentage interest as of May 31, 2004 that we own in an entity licensed to construct or operate a wireless telephone system in that market.

MARKET DATA AND FORECASTS

      Industry and market data throughout this prospectus were obtained through our research, surveys and studies conducted by third parties and from industry and general publications. We have not independently verified market and industry data from third-party sources. While we believe our internal surveys are reliable and market definitions are appropriate, neither these surveys nor these definitions have been verified by any independent sources. We have not sought the consent of any of these sources to refer to their data in this prospectus.

      En Confianza, Centennial Te Escucha, Centennial Wireless, Centennial de Puerto Rico and Centennial Dominicana are some of our primary trademarks. All other trademarks, service marks or other trade names referred to in this prospectus are the property of their respective owners.

      In preparation for complying with the provisions of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting that will be effective for us for our fiscal year ending May 31, 2005, and recent guidance surrounding such legislation, we have restated our financial statements as of May 31, 2003 and for the years ended May 31, 2003 and 2002 for the items discussed in Note 16 to the consolidated financial statements. Such restatement primarily relates to adjustments that were identified in the ordinary course of prior audits of our financial statements, but not recorded at the time due to their immateriality. The effects of the restatements have been reflected in this prospectus.

ii

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary is not complete and is qualified in its entirety by, and should be read in conjunction with, the more detailed information about us and the senior notes, including the section entitled “Risk Factors,” and our financial information appearing elsewhere in this prospectus. The term “original senior notes” refers to the 8 1/8% Senior Notes due 2014 issued on February 9, 2004. The term “new senior notes” refers to the 8 1/8% Senior Notes due 2014 offered by this prospectus in exchange for the original senior notes. The term “senior notes” refers to the original senior notes and the new senior notes, collectively.

The Exchange Offer

Securities Offered	$325,000,000 aggregate principal amount of new 8 1/8% Senior Notes due 2014 which have been registered under the Securities Act. The terms of the new senior notes offered in the exchange offer are substantially identical to those of the original senior notes, except that certain transfer restrictions, registration rights and additional interest provisions relating to the original senior notes do not apply to the registered new senior notes.

Outstanding Securities	$325,000,000 aggregate principal amount of 8 1/8% Senior Notes due 2014 issued on February 9, 2004.

The Exchange Offer	We are offering to issue registered new senior notes in exchange for a like principal amount and like denomination of the original senior notes. We are offering to issue these registered new senior notes to satisfy our obligations under a registration rights agreement that we entered into with the initial purchasers of the original senior notes when we sold the original senior notes in a transaction that was exempt from the registration requirements of the Securities Act. You may tender your original senior notes for exchange by following the procedures described under the heading “The Exchange Offer.”

Tender; Expiration Date; Withdrawal	The exchange offer will expire at 5:00 p.m., New York City time, on November 3, 2004. If you decide to exchange your original senior notes for new senior notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the new senior notes. You may withdraw any original senior notes that you tender for exchange at any time prior to the expiration of the exchange offer. If we decide for any reason not to accept any original senior notes you have tendered for exchange, those original senior notes will be returned to you without cost promptly after the expiration or termination of the exchange offer. See “The Exchange Offer — Terms of the Exchange Offer” for a more complete description of the tender and withdrawal provisions.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, some of which we may waive.

U.S. Federal Income Tax Considerations	Your exchange of original senior notes for new senior notes to be issued in the exchange offer will not result in any gain or loss to you for U.S. federal income tax purposes.

Use of Proceeds	We will not receive any cash proceeds from this exchange offer.

Exchange Agent	U.S. Bank National Association.

Consequences of Failure to Exchange Your Original Senior Notes	Original senior notes that are not tendered or that are tendered but not accepted will continue to be subject to the restrictions on transfer that are described in the legend on those senior notes. In general, you may offer or sell your original senior notes only if they are registered under, or offered or sold under an exemption from, the Securities Act and applicable state securities laws. Except in limited circumstances with respect to specific types of holders of original senior notes, we will have no further obligation, however, to register the original senior notes. If you do not participate in the exchange offer, the liquidity of your original senior notes could be adversely affected.

Consequences of Exchanging Your Original Senior Notes	Based on interpretations of the staff of the SEC, we believe that you may offer for resale, resell or otherwise transfer the new senior notes that we issue in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act if you:

•	acquire new senior notes issued in the exchange offer in the ordinary course of your business;

•	are not participating, do not intend to participate and have no arrangement or undertaking with anyone to participate, in the distribution of the new senior notes issued to you in the exchange offer; and

•	are not an “affiliate” of our company as defined in Rule 405 of the Securities Act.

If any of these conditions is not satisfied and you transfer any new senior notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We will not be responsible for or indemnify you against any liability you may incur.

Any broker-dealer that acquires new senior notes in the exchange offer for its own account in exchange for original senior notes which it acquired through market-making or other trading activities must acknowledge that it will deliver a prospectus when it resells or transfers any new senior notes issued in the exchange offer. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

Any broker-dealer that acquired original senior notes directly from us may not rely on the applicable interpretation of the SEC staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989), Morgan, Stanley & Co., Inc., SEC No- Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993), and must also be named as a selling shareholder of the new senior notes in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

The Senior Notes

      The terms of the new senior notes we are issuing in this exchange offer and the original senior notes are identical in all material respects, except the new senior notes offered in the exchange offer:

•	will have been registered under the Securities Act;

•	will not contain transfer restrictions and registration rights that relate to the original senior notes; and

•	will not contain provisions relating to the payment of additional interest to be made to the holders of the original senior notes under circumstances related to the timing of the exchange offer.

      A brief description of the material terms of the senior notes follows:

Issuers	Centennial Communications Corp., Centennial Cellular Operating Co. LLC and Centennial Puerto Rico Operations Corp., collectively referred to as the Issuers.

Securities Offered	$325,000,000 aggregate principal amount of 8 1/8% Senior Notes due 2014.

Maturity	February 1, 2014.

Interest	Interest is payable in cash on February 1 and August 1 of each year, beginning August 1, 2004.

Ranking	The senior notes are senior unsecured obligations and rank equally in right of payment with all of the Issuers’ existing and future senior unsecured indebtedness, including our 10 1/8% Senior Notes due 2013, which we refer to as our 2013 Senior Notes, senior in right of payment to all the Issuers’ existing and future subordinated indebtedness and effectively rank junior to all of the Issuers’ existing and future secured indebtedness, including indebtedness outstanding under our new senior credit facility, to the extent of the value of the assets securing such indebtedness. The senior notes rank senior to our existing 10 3/4% senior subordinated notes due 2008, which we refer to as our Senior Subordinated Notes.

As of May 31, 2004, we had $642.9 million in secured indebtedness, including $598.5 million under the new senior credit facility and $44.4 million of capitalized leases and tower obligations, $825.0 million of senior unsecured indebtedness, consisting of the 2013 Senior Notes and the senior notes offered by this prospectus, and $300.0 million in subordinated indebtedness, consisting of the Senior Subordinated Notes outstanding following the partial redemption and repurchase of $70.0 million of Senior Subordinated Notes.

The senior notes are also effectively junior to all liabilities of our subsidiaries (other than Centennial Cellular and Centennial Puerto Rico), including our subsidiaries’ guarantees of borrowings under our new senior credit facility. As of May 31, 2004, these subsidiaries (other than Centennial Cellular and Centennial Puerto Rico) had total liabilities of $514.7 million, excluding intercompany liabilities.

Our new senior credit facility permits us to borrow up to an additional $150.0 million through a revolving credit facility with Centennial Cellular and Centennial Puerto Rico as co-borrowers. Any borrowings under this revolving credit facility would also rank senior to the senior notes and would also be guaranteed by our subsidiaries (other than Centennial Cellular and Centennial Puerto Rico). Additionally, the terms of the new senior credit facility permits us, in certain circumstances, to increase our borrowings through one or more additional term loan or revolving credit facilities in an aggregate principal amount of up to $250.0 million.

Optional Redemption	The Issuers may redeem any of the senior notes beginning on February 1, 2009, at the redemption prices set forth under “Description of the Senior Notes — Optional Redemption by the Co-Obligors.”

Before February 1, 2007, the Issuers may redeem up to 35% of the aggregate principal amount of the senior notes then outstanding with the proceeds of certain equity offerings, at a redemption price equal to 108.125% of their principal amount, plus accrued interest to the redemption date. The Issuers may make such redemption only if, after any such redemption, at least 65% of the aggregate principal amount of the senior notes originally issued under the indenture remains outstanding.

If a change of control occurs before February 1, 2006, the Issuers may redeem the senior notes at 108.125% of their principal amount, plus accrued interest, if any, to the date of redemption. If a change of control occurs after February 1, 2006 but before February 1, 2009, the Issuers may redeem the senior notes at 100% of their principal amount, plus accrued interest, if any, to the date of redemption, plus a “make-whole” premium.

Before February 1, 2006, the Issuers may redeem all or a specified amount of the senior notes then outstanding with the proceeds of certain asset sales, at a redemption price equal to 108.125% of the principal amount, plus accrued interest to the redemption date.

Mandatory Offer to Repurchase	Upon the occurrence of a change of control, unless all senior notes are called for redemption, holders of the senior notes will have the right to require us to repurchase their senior notes at a price equal to 101% of the principal amount plus accrued interest to the date of repurchase. However, the Issuers may not have sufficient funds available or may be prohibited at the time of any change of control to make any required debt repayment.

Covenants	The terms of the senior notes and the indenture restrict our ability and the ability of our restricted subsidiaries to:

• incur additional debt;

• incur additional debt that ranks senior in right of payment or equally with the senior notes;

• create liens;

• pay dividends on, redeem or repurchase our capital stock;

• make investments or other restricted payments;

• restrict dividend or other payments to us;

• enter into transactions with affiliates or related persons;

• guarantee debt;

• sell assets

• engage in a merger, sale or consolidation; and

• enter into new lines of business.

These covenants are subject to important exceptions and qualifications.

Use of Proceeds	Net proceeds from the sale of the original senior notes, in addition to the term loan borrowings from the new senior credit facility, were used to permanently repay all amounts outstanding under our previously existing senior credit facility and to repay in full all of our unsecured subordinated notes due 2009, which we refer to as our Mezzanine Debt, and were used to repurchase and redeem an aggregate of $70.0 million in principal amount of our Senior Subordinated Notes. See “— Refinancing.”

Risk Factors	See “Risk Factors” beginning on page 17 for a discussion of certain risks relating to us, our business and an investment in the senior notes.

The Company

Overview

      We are a leading regional wireless and broadband (wireline and cable television) telecommunications service provider serving over one million customers in markets covering over 17.3 million Net Pops in the United States and the neighboring Caribbean. In the United States, we are a regional wireless service provider in small cities and rural areas in two geographic clusters covering parts of six states. In our Puerto Rico-based Caribbean service area, which also includes operations in the Dominican Republic and the U.S. Virgin Islands, we are a facilities-based, fully integrated communications service provider offering both wireless and, in Puerto Rico and the Dominican Republic, broadband services to business and residential customers.

      Below are some key statistics regarding our business:

•	approximately 1,051,200 wireless subscribers, 264,100 access line equivalents and 73,400 cable subscribers at the end of fiscal 2004.

•	revenue of $828.8 million for fiscal 2004, an increase of 10.6% from fiscal 2003.

•	net loss of $22.8 million for fiscal 2004, as compared to a net loss of $111.6 million for fiscal 2003.

•	capital expenditures of $132.9 million in fiscal 2004, as compared to $133.1 million in fiscal 2003.

      Our ratios of earnings to fixed charges, as defined under Item 503 of SEC Regulation S-K, for fiscal 2000 and 2001 were 1.18 and 3.22, respectively. For fiscal 2002, 2003 and 2004, earnings were less than fixed charges by $95.9 million, $181.4 million and $15.8 million, respectively.

Our Operations

U.S. Wireless

      In the United States, we provide digital wireless service in two geographic clusters, covering approximately 6.1 million Net Pops. Our Midwest cluster includes parts of Indiana, Michigan and Ohio, and our Southeast cluster includes parts of Louisiana, Mississippi and Texas. Our clusters are comprised of small cities and rural areas that generally have lower penetration levels than major metropolitan areas. Through clustering, we believe we are able to achieve critical mass and operating efficiencies while developing a respected brand image and strong local market presence within our service areas. Further, these clusters are near major metropolitan markets, and we benefit from the traffic generated by subscribers of other wireless service providers who roam into our coverage areas.

      We have long-term roaming agreements with many wireless carriers, the most significant of which are AT&T Wireless Services, Inc. and Cingular Wireless LLC. These roaming agreements enable us to offer nationwide plans at attractive rates. We believe that the quality and coverage of our network provide us with a strategic advantage over our competitors. We own 25 MHz of spectrum in the 800 MHz frequency band in each of our 30 U.S. wireless markets. Our network currently employs analog technology, TDMA (time division multiple access) digital technology and GSM (global system for mobile communications) technology that supports GPRS (general packet radio service) advanced data technology. GSM/GPRS aligns our technology with our largest roaming partners. We launched GSM service in our Midwest cluster in November 2003 by overlaying GSM technology at every cell site in our Midwest cluster. We have begun the overlay of our Southeast cluster network with GSM technology, and we expect to launch GSM service in the Southeast cluster by the end of calendar year 2004.

      In August 2004, we announced that we entered into a definitive agreement with AT&T Wireless to acquire 10 MHz of personal communication service, or PCS, spectrum covering approximately 4.1 million Pops contiguous to our existing footprint in Michigan and Indiana for an aggregate purchase price of $19.5 million. At the same time, we announced that we entered into a definitive agreement to sell to Verizon Wireless for $24.0 million in cash the Indianapolis and Lafayette, Indiana licenses covering approximately 1.9 million Pops that we expected to acquire from AT&T Wireless. We received approval of these transactions from the Federal Communications Commission, or FCC, and consummated the transactions on October 1, 2004, prior to the FCC approvals becoming final orders. As a result of the transactions, we have acquired licenses covering approximately 2.2 million incremental Pops and received $4.5 million in cash. We anticipate launching the Grand Rapids and Lansing, Michigan markets with GSM/ GPRS technology by the end of calendar year 2005. These markets represent approximately 1.4 million Pops and will bridge the gap in our Midwest cluster.

      As a result of the transactions described above, we own 10 MHz of PCS spectrum in the following new markets:

Markets	Ownership	Pops(1)	Net Pops

Grand Rapids, MI	100%	842,000	842,000
Lansing, MI	100%	512,000	512,000
Muskegan, MI	100%	229,000	229,000
Saginaw-Bay City, MI	100%	404,000	404,000
Muncie, IN	100%	118,000	118,000
Anderson, IN	100%	133,000	133,000

Total		2,238,000	2,238,000

(1)	Source: Claritas

Caribbean Region

      In the Caribbean region, we offer wireless, wireline and cable television services in Puerto Rico, wireless and wireline services in the Dominican Republic and wireless services in the U.S. Virgin Islands. We derived approximately 89% of our Caribbean revenue for fiscal 2004 from our Puerto Rico operations. Puerto Rico is a U.S. dollar-denominated and FCC regulated commonwealth of the United States.

      Caribbean Wireless. Our Caribbean wireless operations cover a population of approximately 13.0 million and serve Puerto Rico, the Dominican Republic and the U.S. Virgin Islands using the same digital technology, called CDMA (code division multiple access). We launched wireless services in Puerto Rico in December 1996, in the Dominican Republic in October 2000 and in the U.S. Virgin Islands in June 2001.

      We believe wireless telecommunications services are experiencing significant growth in our Caribbean operating region due to lower wireless penetration and lower wireline teledensity as compared to the United States. We also believe that lower wireline teledensity has resulted in significant substitution of wireline services with wireless services. This is evidenced by a 19.7% increase in our postpaid minutes of usage per month from 981 minutes for fiscal 2003, to 1,174 minutes for fiscal 2004. This compares to an average of approximately 500 minutes per month for wireless subscribers in the United States for the twelve months ended December 31, 2003 according to the Cellular Telecommunications and Internet Association. For this reason, we focus on intensive postpaid users of service generating higher ARPUs (total monthly revenue per wireless subscriber, including roaming revenue).

      We provide wireless services in Puerto Rico pursuant to a 30 MHz license in the 1900 MHz frequency band that also covers the U.S. Virgin Islands. Our wireless network is supported by our high-capacity terrestrial and undersea fiber-optic network, which decreases our marginal network costs.

      In the Dominican Republic, we own 80% of All America Cables and Radio, Inc., our Dominican Republic subsidiary, which operates under the name “Centennial Dominicana” and holds a 30 MHz license at the 1900 MHz frequency band.

      Caribbean Broadband. Our Caribbean broadband business includes wireline operations in Puerto Rico and the Dominican Republic and cable television operations in Puerto Rico. We launched broadband services in Puerto Rico in August 1997 and in the Dominican Republic in April 2000, and we acquired cable television operations in Puerto Rico in September 2000.

      In Puerto Rico, we have built a fully integrated communications company since our launch in 1997 and are the only significant fiber-based competitive local exchange carrier, or CLEC, on the island. We provide a broad range of services, including switched voice, private line services, international long distance, data, cable television, toll-free and Internet-related services, to business and residential customers over our own fiber-optic, coaxial and microwave network. Our digital cable television system serves southern and western Puerto Rico. On September 6, 2004, we entered into a definitive agreement to sell our cable television operations in Puerto Rico. See “— Recent Developments” for additional information regarding the sale of our cable television operations.

      In the Dominican Republic, we have constructed a terrestrial fiber-optic network and offer broadband services in Santo Domingo, the country’s capital. Currently, the majority of our broadband revenue in the Dominican Republic is derived from terminating the long-distance traffic of other carriers originating in the United States.

      To complement our terrestrial fiber-optic networks, we own significant undersea fiber-optic capacity connecting key markets in the Caribbean with our international gateway switch in Miami, Florida. This extensive fiber network allows us to offer customers with operations in our Caribbean service area low-cost, high-quality, end-to-end broadband solutions. For example, we provide America Online, Inc. with telecommunications services to enable it to bring its Internet services to Puerto Rico.

Competitive Strengths

      Competitive Advantage Through Our Owned Fiber-Optic Network in the Caribbean. Our extensive terrestrial fiber-optic network supports all of our services in the Caribbean and, along with the purchased capacity we have on undersea fiber-optic cables, allows us to offer our customers a single-vendor solution for broadband connectivity to the United States. Our broadband and wireless businesses share network and business infrastructure, including our fiber-optic and microwave networks, switching equipment and back-office functions, which we believe enables us to transmit traffic more cheaply than some of our competitors who do not own broadband networks. We capitalize on this advantage by serving intensive users of telecommunications services.

      High Quality Network. We believe that the quality and coverage of our network contributes to our high customer retention. Our monthly postpaid churn rate was 1.9% and 2.4% for our U.S. wireless and Caribbean wireless operations, respectively, for fiscal 2004. During fiscal 2004, we significantly improved the quality of our networks. In Puerto Rico, we significantly increased the number of cell sites and coverage of our wireless network and in the Dominican Republic we upgraded our network with new 3G equipment supplied by Nortel. Further, in the United States, we have completed an overlay of the network of our Midwest cluster and we have begun overlaying the network of our Southeast cluster with GSM/ GPRS technology, which is the most commonly used global standard and is employed by our largest roaming partners. The primary benefits of GSM/ GPRS technology are better network capabilities and a superior selection of handsets in terms of price, functionality and style.

      Market Opportunity in the Caribbean. We believe that Puerto Rico and the Dominican Republic are large markets with lower penetration rates and lower teledensity rates than the United States for both wireless and broadband telecommunications services and present an attractive market opportunity for us. We have established wireline and wireless operations in each of these markets and believe we are well positioned to expand these operations.

      Extensive Direct Distribution. Over 75% of our wireless sales in the United States and Caribbean and substantially all of our broadband and cable television sales are made through our own employees. We believe this extensive company-owned distribution network, consisting of 87 stores and 165 kiosks and approximately 1,440 sales associates as of May 31, 2004, enables us to provide a superior sales and customer service experience to our customers. We believe our competitors rely more heavily on higher cost, indirect distribution channels.

      Geographic Focus. We believe that we are able to give our geographic markets more focused attention than the national and multinational telecommunications operators with whom we compete. Generally, our markets are not large enough to be of critical importance to national and global competitors, which we believe permits us to provide superior customer service and tailored service offerings to these specific regions and customers.

      Strong Management Team and Equity Investors. We have assembled our management team from several of the world’s leading telecommunications operators, including ALLTEL Corporation/360° Communications Company, Bell Atlantic Corporation (now Verizon Communications Inc.), SBC Communications Inc. and Millicom International Cellular S.A. Welsh, Carson, Anderson & Stowe, or Welsh Carson, and The Blackstone Group, leading private equity investors, are our controlling stockholders.

Business Strategy

      Target High Quality Wireless Customers. In our U.S. and Caribbean wireless businesses, we target high-quality, postpaid wireless customers. As of May 31, 2004, approximately 96% of our U.S. wireless customers and approximately 73% of our Caribbean wireless customers subscribed to postpaid service plans. The quality of our U.S. wireless customer base is further demonstrated by our low postpaid churn rates, which averaged 1.9% for fiscal 2004, and our low bad debt expense for fiscal 2004 of 0.8% of service revenue, both of which we believe are among the lowest rates in our industry. We grew our postpaid customer base in our Caribbean service area by 20.7% in fiscal 2004. We target high usage wireless customers in our Caribbean service area by offering service plans with a significant number of minutes in exchange for a higher monthly fee. The ARPU for our Caribbean postpaid wireless customers was $73 for fiscal 2004.

      Continue to Build Our Brand. Our vision is to be the premier regional telecommunications service provider by tailoring the ultimate customer experience in the markets we serve. We believe brand development is essential in the increasingly competitive telecommunications marketplace. Our brand emphasizes a superior customer experience by providing a quality network, pleasant, hassle-free point of sales experience and effective customer service. As a regional telecommunications provider, we tailor our brand to the three wireless markets we serve: “Trusted Advisor” in the United States, “En Confianza” in Puerto Rico and “Centennial Te Escucha” in the Dominican Republic. We believe the success of our brand-building efforts is reflected in our level of postpaid churn of 1.9% and 2.4% in our U.S. and Caribbean wireless markets, respectively, for fiscal 2004.

      Increase Penetration of Our Broadband Business. We are the only significant facilities-based competitor to the Puerto Rico Telephone Company, or PRTC, the incumbent wireline carrier in Puerto Rico. We have laid over 1,700 miles of fiber-optic cable in Puerto Rico that reaches over 1,100 buildings. We believe that our ability to extend this extensive owned fiber-optic network directly to the customer’s premises enables us to quickly meet customer demands for high-bandwidth services. We believe this network, coupled with our competitive prices, allows us to capture a large share of new, high-capacity landline services in Puerto Rico. We intend to continue to leverage this network to increase our market share. We currently serve some of the largest enterprises, carriers and governmental institutions in Puerto Rico, including America Online, Inc., BellSouth Corporation, Cisco Systems, Inc., Hewlett-Packard Company, Lucent Technologies Inc., Microsoft Corporation, Pfizer Inc., the Procter & Gamble Company and the University of Puerto Rico.

      Integrate GSM/GPRS in Our U.S. Wireless Operations. We launched GSM/GPRS service in our Midwest cluster in November 2003. We expect to launch GSM/GPRS service in the Southeast cluster by the end of calendar year 2004. GSM/GPRS provides faster data services and makes available more attractive, multi-functional handsets, such as camera phones. Further, it aligns us technologically with our principal roaming partners. We expect this deployment will improve our service offerings and will be important in attracting and retaining customers for our U.S. wireless operations.

      Develop and Promote Wireless Data Offerings. Wireless data is among the fastest growing areas of the mobile telecommunications industry. We have upgraded our networks to take advantage of this growth area and expect to begin offering a range of messaging services to our customers including text messaging, short messaging and multi-media messaging. In addition, our customers can currently access the Internet directly from their handsets and we expect to offer our customers the ability to download games and ring tones.

      Improve U.S. Wireless Competitive Position. After consummation of our spectrum purchase agreement with AT&T Wireless and subsequent sale to Verizon Wireless of the Indianapolis and Lafayette, Indiana licenses acquired from AT&T Wireless, we own 10 MHz of PCS spectrum covering approximately 2.2 million incremental Pops that is contiguous to our existing footprint in our Midwest Cluster. We anticipate launching the Grand Rapids and Lansing, Michigan markets by the end of calendar year 2005. These markets represent approximately 1.4 million incremental Pops and bridge the gap in our Midwest cluster. We believe this measured expansion will improve our footprint and competitive position in our Midwest cluster by enabling us to better market our services to more of our existing footprint, while simultaneously expanding our footprint to key markets in Michigan. We expect the expanded footprint will also lower our roaming costs by increasing the percentage of on-network minutes used by our customers.

Refinancing

      Concurrently with the issuance of the original senior notes, we entered into a new $750.0 million senior secured credit facility, which we refer to as our new senior credit facility. Centennial Cellular and Centennial Puerto Rico are co-borrowers under the new senior credit facility, and the new senior credit facility is guaranteed by Centennial and its direct and indirect domestic subsidiaries, including Centennial Cellular and Centennial Puerto Rico. The new senior credit facility consists of a $600.0 million term loan and a $150.0 million revolving credit facility, which was undrawn as of the closing of the new senior credit facility but may be drawn at any time. See “Description of the New Senior Credit Facility” for a summary of the terms of the new senior credit facility.

      We have used the proceeds of the offering of original senior notes and borrowings under the term loan portion of our new senior credit facility to:

•	repay in full all of our Mezzanine Debt;

•	permanently repay all amounts outstanding under, and terminate, our then existing senior secured credit facility, which we refer to as our previous senior credit facility;

•	repurchase in private market transactions approximately $33.2 million in aggregate principal amount of our then existing Senior Subordinated Notes; and

•	redeem approximately $36.8 million in aggregate principal amount of our then existing Senior Subordinated Notes, which together with the private repurchases reduced the outstanding principal amount of our Senior Subordinated Notes by $70.0 million to $300.0 million.

      The Senior Subordinated Notes bear cash interest at a rate of 10.75% per year. The terms of the Senior Subordinated Notes permit us to redeem the Senior Subordinated Notes, in whole or in part, at 105.375% of the principal amount, plus accrued and unpaid interest, with at least 30 days notice to the holders of the Senior Subordinated Notes. We paid, in the aggregate, approximately $73.8 million, plus any accrued and unpaid interest up to the redemption or repurchase date, to redeem and repurchase a total of $70.0 million principal amount of Senior Subordinated Notes. As of May 31, 2004, an affiliate of Welsh Carson, our controlling stockholder, held approximately $154.0 million, or 51.3%, of the Senior Subordinated Notes and, as a result of our partial redemption and repurchase of our Senior Subordinated Notes, received approximately $34.9 million in the aggregate. For further information on the Senior Subordinated Notes, see “Description of Other Indebtedness — Senior Subordinated Notes.”

      We issued the Mezzanine Debt in January 1999 as part of our recapitalization, and all of the Mezzanine Debt was purchased by an affiliate of Welsh Carson, our controlling stockholder. The Senior Subordinated Notes were also issued in connection with the recapitalization in December 1998 in a private placement transaction. The outstanding principal amount of the Mezzanine Debt, including accrued and unpaid interest and the unaccreted value of the equity portion of the Mezzanine Debt, as of the date of repayment was approximately $197.3 million.

      We refer to the offering of the original senior notes, the entering into the new senior credit facility, the repayment of the Mezzanine Debt and the partial redemption and repurchase of the Senior Subordinated Notes and the repayment in full and termination of the previous senior credit facility as the “Refinancing.”

Organizational Structure

      The following chart sets forth our organizational structure, including a notation of the obligors and guarantors of our indebtedness following the Refinancing.

(1)	Centennial is a co-issuer of the senior notes offered by this prospectus, a co-issuer of our 10 1/8% senior notes due 2013, which we refer to as our 2013 Senior Notes, a co-issuer of our Senior Subordinated Notes and a guarantor of the new senior credit facility.

(2)	Centennial Cellular is a co-issuer of the senior notes offered by this prospectus, a co-issuer of the 2013 Senior Notes, a co-issuer of the Senior Subordinated Notes and a co-borrower and guarantor under the new senior credit facility. Centennial Cellular is a direct wholly owned subsidiary of Centennial.

(3)	Centennial Puerto Rico is a co-issuer of the senior notes offered by this prospectus, a guarantor of the 2013 Senior Notes, a guarantor of the Senior Subordinated Notes and is a co-borrower and guarantor under the new senior credit facility. Centennial Puerto Rico is an indirect wholly owned subsidiary of Centennial.

(4)	Centennial and its direct and indirect domestic subsidiaries, including Centennial Cellular and Centennial Puerto Rico, are guarantors under the new senior credit facility.

(5)	Centennial has entered into a definitive agreement to sell Centennial Puerto Rico Cable TV Corp. which is expected to close in early 2005. See “— Recent Developments” for additional information regarding the sale transaction.

      See “Description of the New Senior Credit Facility” and “Description of Other Indebtedness” for additional information.

Recent Developments

      On September 6, 2004, we entered into a definitive agreement to sell our wholly-owned subsidiary, Centennial Puerto Rico Cable TV Corp., or Centennial Cable TV, to an affiliate of Hicks, Muse, Tate & Furst Incorporated for approximately $155 million in cash. Centennial Cable TV operates a digital cable television system that serves approximately 73,000 subscribers and passes over 300,000 contiguous homes in southern and western Puerto Rico. We expect this sale to be a tax-free transaction, the proceeds of which would be used to fund the build out of the Lansing and Grand Rapids, Michigan licenses that we acquired from AT&T Wireless, as well as other capital requirements. The transaction is subject to customary closing conditions, including regulatory approval of the transfer of Centennial Cable TV’s cable franchises, and is expected to occur in the first quarter of calendar year 2005. However, no assurances can be made that the transaction will be consummated on this timetable or at all. For a description of the pro forma effect on our historical financial statements of the sale of Centennial Cable TV, see our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus.

      Centennial Communications Corp., incorporated in the State of Delaware in 1988, Centennial Cellular, a Delaware limited liability company formed in 1998 and a wholly owned subsidiary of Centennial Communications Corp., and Centennial Puerto Rico Operations Corp., incorporated in the State of Delaware in 1998 and an indirect wholly owned subsidiary of Centennial Communications Corp., are each issuers of the senior notes.

      Our principal executive offices are located at 3349 Route 138, Building A, Wall, New Jersey 07719. Our main telephone number is (732) 556-2200.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

      The following sets forth our summary consolidated financial and operating data as of and for the fiscal years ended May 31, 2004, 2003, 2002, 2001 and 2000. The financial data as of May 31, 2004 and 2003 and for the fiscal years ended May 31, 2004, 2003 and 2002 is derived from our consolidated financial statements and the related notes included in this prospectus, and the financial data as of May 31, 2002, 2001 and 2000 and for the fiscal years ended May 31, 2001 and 2000 is derived from audited financial information not included in this prospectus but which was previously filed with the SEC, and restated herein for the matters discussed in Note 16 to the consolidated financial statements included elsewhere in this prospectus. You should read this information in conjunction with “Selected Historical Consolidated Financial and Operating Data,” and, for the fiscal years ended May 31, 2004, 2003 and 2002, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. See Note 3 of the consolidated financial statements regarding acquisitions and dispositions and the effect of such acquisitions and dispositions on the comparability of our historical consolidated financial statements.

	Fiscal Year Ended May 31,

	2004	2003		2002		2001		2000

		(Restated)(1)		(Restated)(1)		(Restated)(1)		(Restated)(1)

	(dollar amounts in thousands
	except per share and per customer data)
Consolidated Statement of Operations Data(2)
Revenue:
Service revenue	$797,863	$721,974		$695,476		$608,730		$527,297
Equipment sales	30,978	27,462		23,101		27,278		21,478

Total revenue	828,841	749,436		718,577		636,008		548,775

Costs and Expenses:
Cost of services (exclusive of depreciation and amortization shown below)	164,589	157,840		171,441		123,327		105,426
Cost of equipment sold	86,071	70,876		56,760		49,216		33,847
Sales and marketing	92,241	93,013		105,367		93,594		77,085
General and administrative	156,937	134,722		136,124		114,021		93,704
Recapitalization costs	—	—		—		68		578
Depreciation and amortization	140,991	139,065		157,403		115,685		82,601
Loss on impairment of assets	—	189,492	(10)	33,985	(11)	—		—
Loss (gain) on disposition of assets	1,500	(1,451)		621		(369,277	)(12)	72

Total costs and expenses	642,329	783,557		661,701		126,634		393,313

Operating income (loss)	186,512	(34,121)		56,876		509,374		155,462
Income from equity investments(3)	143	192		564		8,033		16,500
Interest expense — net	(163,228)	(146,087)		(150,734)		(156,097)		(147,809)
Loss on extinguishment of debt	(39,176)	—		—		—		—
Other income (expense)	36	(1,045)		96		68		—

	Fiscal Year Ended May 31,

	2004	2003	2002	2001	2000

		(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)

	(dollar amounts in thousands
	except per share and per customer data)
(Loss) income before income tax (expense) benefit, minority interest and cumulative effect of change in accounting principle	(15,713)	(181,061)	(93,198)	361,378	24,153
Income tax (expense) benefit	(6,452)	69,904	12,780	(185,721)	(6,344)

(Loss) income before minority interest and cumulative effect of change in accounting principle	(22,165)	(111,157)	(80,418)	175,657	17,809
Minority interest in (income) loss of subsidiaries(4)	(627)	(489)	780	11,161	76

(Loss) income before cumulative effect of change in accounting principle	(22,792)	(111,646)	(79,638)	186,818	17,885
Cumulative effect of change in accounting principle, net of income taxes of ($2,271)	—	—	—	(3,719)	—

Net (loss) income	$(22,792)	$(111,646)	$(79,638)	$183,099	$17,885

Other Consolidated Data(2)
Net cash provided by (used in) operating activities	$205,160	$192,459	$114,244	$(23,334)	$58,650
Net cash used in investing activities	$(130,474)	$(107,948)	$(224,605)	$(69,749)	$(191,798)
Net cash (used in) provided by financing activities	$(35,130)	$(45,834)	$120,887	$103,549	$94,886
Capital expenditures	$132,930	$133,109	$214,442	$222,904	$148,552
Total debt less cash and cash equivalents(6)	$1,655,762	$1,691,579	$1,774,646	$1,668,096	$1,571,066
Ratio of earnings to fixed charges(14)	—	—	—	3.22	1.18
(Loss) Earnings Per Share Data(2)
Basic (loss) earnings per share	$(0.23)	$(1.17)	$(0.84)	$1.93	$0.19
Basic weighted-average shares outstanding	99,937	95,577	95,221	94,639	93,994
Diluted (loss) earnings per share	$(0.23)	$(1.17)	$(0.84)	$1.89	$0.18
Diluted weighted-average shares outstanding	99,937	95,577	95,221	96,795	97,353

	Fiscal Year Ended May 31,

	2004	2003		2002	2001	2000

		(Restated)(1)		(Restated)(1)	(Restated)(1)	(Restated)(1)

	(dollar amounts in thousands
	except per share and per customer data)
Segment Data
U.S. Wireless(2)
Revenue	$370,200	$355,629		$350,724	$363,750	$349,330
Adjusted operating income(5)	$149,488	$161,122		$147,667	$152,401	$152,917
Subscribers(6)	555,000	538,500		538,500	500,100	445,300
Postpaid churn(7)	1.9%	2.0%		2.2%	2.2%	2.0%
Penetration(8)	9.1%	8.8%		8.8%	8.4%	7.2%
Monthly revenue per average wireless customer(9)	$56	$55		$56	$64	$77
Roaming revenue	$54,303	$77,632		$92,584	$108,884	$114,790
Capital expenditures	$46,882	$44,211		$30,664	$43,444	$44,972
Caribbean Operations(2)
Wireless revenue	$306,212	$262,052		$236,339	$193,004	$162,011
Broadband revenue	$164,735	$141,757		$139,144	$86,017	$45,069
Wireless adjusted operating income(5)	$121,627	$96,514		$78,706	$78,529	$75,642
Broadband adjusted operating income(5)	$59,401	$39,442		$22,512	$24,920	$10,154
Wireless subscribers(6)	496,200	398,600	(13)	366,500	263,000	181,500
Postpaid churn(7)	2.4%	2.7%		2.6%	2.8%	4.5%
Penetration(8)	3.8%	3.1%		2.4%	2.1%	4.6%
Monthly revenue per average wireless customer(9)	$57	$58		$62	$74	$86
Cable TV subscribers(6)	73,400	78,200		91,600	93,500	—
Fiber route miles(6)	1,732	1,516		1,407	1,137	482
Capital expenditures	$86,048	$88,898		$183,778	$179,460	$103,580

As of May 31, 2004

(in thousands)
Balance Sheet Data(2)
Cash and cash equivalents	$112,104
Property, plant and equipment, net	$693,618
Intangible assets, net	$534,632
Total assets	$1,539,647
Current portion of long-term debt	$5,850
Long-term debt and capital lease obligations	$1,762,016
Stockholders’ deficit	$(548,641)

(1)	See Note 16 to the consolidated financial statements.

(2)	All financial and operational data includes the historical results of our U.S. wireless Southwest cluster (disposed November 2000), Centennial Digital Jamaica (disposed August 2002) and Infochannel Limited (disposed January 2003). Refer to the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus for presentation of our historical financial statements along with the appropriate pro forma adjustments reflecting the disposition of Centennial Cable TV.

(3)	Represents our proportionate share of profits and losses from our interest in earnings of limited partnerships controlled and managed by other cellular operators and accounted for using the equity method.

(4)	Represents the percentage share of income or losses of our consolidated subsidiaries that is allocable to unaffiliated holders of minority interests.

(5)	Adjusted operating income represents the profitability measure of the segment — see Note 13 to the consolidated financial statements.

(6)	As of period-end.

(7)	Postpaid churn is calculated by dividing the aggregate number of postpaid wireless subscribers who cancel service during each month in a period by the total number of postpaid wireless subscribers as of the beginning of the month. Churn is stated as the average monthly churn rate for the period.

(8)	The penetration rate equals the percentage of total population in our service areas who are subscribers to our wireless service as of a period-end.

(9)	Revenue per average wireless customer is defined as total monthly revenue per wireless subscriber including roaming revenue, which we refer to as ARPU.

(10)	Fiscal 2003 net loss includes a non-cash charge of $189,492 related to a write-down of the intangible assets associated with our Puerto Rico Cable Television business and to reduce the carrying value of certain of our undersea cable assets.

(11)	Fiscal 2002 net loss includes a charge of $33,985 relating to impairment on our Jamaica wireless operation, Centennial Digital Jamaica, which was disposed of in August 2002, and non-Caribbean undersea fiber-optic cables.

(12)	Fiscal 2001 net income includes a $369,277 gain relating to the disposition of certain equity investments and our U.S. wireless Southwest cluster.

(13)	Reflects a reduction of 30,200 subscribers in fiscal 2003 resulting from the divestiture of Centennial Digital Jamaica in August 2002.

(14)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as our income from operations before income taxes, minority interest, extraordinary item and cumulative effect of change in accounting principle, as adjusted to include only distributed income of less than 50% owned equity investments, plus fixed charges (other than capitalized interest). Fixed charges consist of interest expense on all indebtedness, loss on extinguishment of debt, amortization of debt issuance costs, 33% of lease payments, which represents the amount of the lease payment considered to be the interest factor, and capitalized interest. In fiscal 2004, fiscal 2003 and fiscal 2002, earnings were less than fixed charges by $15,800, $181,400 and $95,900, respectively.

RISK FACTORS

      An investment in the senior notes involves a high degree of risk. You should carefully consider the following factors and other information included in or incorporated by reference in this prospectus before investing in the senior notes. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below.

Risks Relating to the Senior Notes

We will require a significant amount of capital in the future to meet our substantial debt obligations and to maintain and develop our business and operations. Our ability to generate this capital depends on many factors beyond our control.

      We are a highly leveraged company. At May 31, 2004, we had approximately $1.8 billion of consolidated long-term debt. Our ability to make payments on our debt and to fund planned capital expenditures will depend on our ability to generate cash in the future. Net cash provided by operations for fiscal 2004 was $205.2 million. Our capital expenditures were approximately $132.9 million for fiscal 2004 and our interest expense, net, was $163.2 million in fiscal 2004. The Refinancing substantially increased our cash interest expense because the senior notes and the 2013 Senior Notes require payment of interest in cash, while our Mezzanine Debt, which we repaid in full in connection with the Refinancing, allowed for payment of interest in kind. Our interest expense plus our capital expenditures have exceeded our cash flow from operations during each of our last five fiscal years and during fiscal 2004.

      Our substantial debt service obligations could have important consequences to you, including the following:

•	limiting our ability to borrow money or sell stock to fund our working capital, capital expenditures, debt service requirements or other purposes;

•	making it more difficult for us to make payments on the senior notes or our other indebtedness;

•	adversely affecting our vulnerability to compete effectively or operate successfully under adverse economic and industry conditions;

•	limiting our ability to obtain additional financing and our flexibility in planning for, or reacting to, changes in our business or the industry;

•	reducing the amount of cash available for other purposes by requiring us to dedicate a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness;

•	increasing our vulnerability to interest rate increases as the borrowings under our new senior credit facility are at variable interest rates;

•	placing us at a competitive disadvantage to many of our competitors who are less leveraged than we are; and

•	causing a material adverse effect on our business and financial condition if we were unable to service our indebtedness or obtain additional financing, as needed.

      The $600.0 million term loan portion of our new senior credit facility provides for quarterly payments of principal, consisting of $1.5 million in fiscal 2004 and an aggregate of $6.0 million in each of fiscal 2005, 2006, 2007, 2008 and 2009, $4.5 million in fiscal 2010 and the remaining balance of $564.0 million in two equal installments in the final year of the new senior credit facility. The $150.0 million revolving credit facility portion of our new senior credit facility matures in 2010. In addition, our Senior Subordinated Notes require repayment of $300.0 million of principal in 2008 and our 2013 Senior Notes require repayment of $500.0 million of principal in 2013. All of this indebtedness matures prior to the senior notes. We do not expect our business to generate cash flow from operations in an amount sufficient to enable us to repay this indebtedness or the indebtedness under the senior notes when it comes due. As a result, we believe we will need to refinance all or a portion of our existing indebtedness prior to its maturity. However, we may not be able to refinance any or all of our indebtedness on favorable terms or at all. Additionally, the terms of the new senior credit facility provide that, if we are unable to refinance our Senior Subordinated Notes six months prior to their maturity on December 15, 2008, the aggregate amount outstanding under the new senior credit facility will become immediately due and payable. See “Description of the New Senior Credit Facility,” “Description of Other Indebtedness” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

      Despite our substantial indebtedness, we may still be able to incur significantly more debt, which would further reduce the cash we have available to invest in our operations, as a result of our increased debt service obligations. The terms of the indentures governing the senior notes, the 2013 Senior Notes and the Senior Subordinated Notes, as well as the terms of the new senior credit facility, limit, but do not prohibit, the incurrence of additional indebtedness by us and our subsidiaries. As of May 31, 2004, we had approximately $149.7 million available for additional borrowings, as permitted under the new senior credit facility, consisting of the revolving credit facility portion of the new senior credit facility. Additionally, in certain circumstances, the terms of the new senior credit facility provide that available borrowings may be increased by up to $250.0 million through one or more additional term loan or revolving credit facilities. See “Description of the New Senior Credit Facility.” The more leveraged we become, the more we, and in turn the holders of our indebtedness, become exposed to the risks described above. If we do not generate sufficient cash flow to meet our debt service obligations and to fund our working capital requirements, we may need to seek additional financing or sell certain of our assets.

Our debt instruments include restrictive and financial covenants that limit our operating flexibility.

      Our new senior credit facility requires us to maintain certain financial ratios, and the new senior credit facility and the indentures governing the senior notes, the 2013 Senior Notes and our Senior Subordinated Notes contain covenants that, among other things, restrict our ability to take specific actions, even if we believe such actions are in our best interest. These include restrictions on our ability to:

•	incur additional debt;

•	incur additional debt that ranks senior to or equally with the senior notes, the 2013 Senior Notes or the new senior credit facility;

•	create liens or negative pledges with respect to our assets;

•	pay dividends or distributions on, or redeem or repurchase, our capital stock;

•	make investments, loans or advances or other forms of payments;

•	issue, sell or allow distributions on capital stock of specified subsidiaries;

•	prepay or defease specified indebtedness, including the senior notes and the 2013 Senior Notes;

•	enter into transactions with affiliates; or

•	merge, consolidate or sell our assets.

      Any failure to comply with the restrictions of the new senior credit facility or the indentures governing the senior notes, the 2013 Senior Notes and the Senior Subordinated Notes or any subsequent financing agreements may result in an event of default. Such default may allow our creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, these creditors may be able to terminate any commitments they had made to provide us with further funds. See “Description of the New Senior Credit Facility” and “Description of Other Indebtedness” for more information on our restrictive and financial covenants.

The senior notes are effectively subordinated to all our secured indebtedness and the existing and future liabilities of our subsidiaries.

      The senior notes are general unsecured, senior obligations of the Issuers, ranking senior in right of payment to all of their subordinated debt and pari passu in right of payment to all of the Issuers’ existing and future senior debt. The senior notes will be effectively subordinated to all of the Issuers’ existing and future secured debt, to the extent of the value of the assets securing such debt, and to their subsidiaries’ (other than Centennial Cellular and Centennial Puerto Rico) existing or future debt and other obligations, whether or not secured.

      As of May 31, 2004, the Issuers had approximately:

•	$642.9 million of senior secured debt outstanding, including $598.5 million under the new senior credit facility and $44.4 million of capitalized leases and tower obligations. In addition, Centennial Cellular and Centennial Puerto Rico had approximately $149.7 million of available revolving credit facility borrowings under the new senior credit facility and, in certain circumstances, the ability to increase borrowings through one or more additional term loan or revolving credit facilities in an aggregate principal amount of $250.0 million, both of which are subject to certain conditions;

•	$825.0 million of senior unsecured debt consisting of the senior notes and the 2013 Senior Notes; and

•	$300.0 million of subordinated indebtedness, consisting of the Senior Subordinated Notes outstanding following the Refinancing.

      In addition, at May 31, 2004, our subsidiaries (other than Centennial Cellular and Centennial Puerto Rico) had total liabilities of $514.7 million, excluding intercompany indebtedness.

      The Issuers, other than Centennial Puerto Rico, are holding companies, which means that substantially all of their operations are conducted through subsidiaries. As such, claims of holders of the senior notes will be effectively subordinated to the debt and other liabilities of our subsidiaries (other than Centennial Cellular and Centennial Puerto Rico). The senior notes are not secured by any of our assets, in contrast to the borrowings under the new senior credit facility, which are secured by a security interest in substantially all our assets, including a pledge of the equity in substantially all of our subsidiaries. In the event of a liquidation, dissolution, reorganization, bankruptcy or any similar proceeding, or if our debt under the new senior credit facility is accelerated, the lenders under such facilities would be entitled to exercise the remedies available to secured lenders under applicable law. In such event, our assets and those of our subsidiaries will be available to pay obligations on the senior notes only after holders of our indebtedness under the new senior credit facility have been paid the value of the assets securing such debt. Accordingly, there may not be sufficient funds remaining to pay amounts due on all or any of the senior notes.

If we fail to meet our payment or other obligations under the new senior credit facility, the lenders could foreclose on and acquire control of substantially all of our assets.

      In connection with the incurrence of the indebtedness under the new senior credit facility, the lenders received a pledge of all of the capital stock of Centennial Cellular, our wholly owned subsidiary through which we hold the assets of all of our subsidiaries, including Centennial Puerto Rico, and that of its existing and future direct and indirect subsidiaries (but not to exceed 66 2/3% of the voting stock of certain foreign subsidiaries). Additionally, the lenders under our new senior credit facility generally have a lien on all of the assets of Centennial Cellular and these subsidiaries, including Centennial Puerto Rico. As a result of these pledges and liens, if we fail to meet our payment or other obligations under the new senior credit facility, the lenders would be entitled to foreclose on and liquidate substantially all of our assets, to the extent required to pay our obligations under the new senior credit facility. Under those circumstances, we may not have sufficient funds to service our other indebtedness, including the senior notes. As a result, the holders of the senior notes may lose a portion of or the entire value of their investment in our senior notes.

Federal and state statutes may allow courts, under specific circumstances, to void the senior notes and require holders of the senior notes to return payments received from the Issuers.

      Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, the senior notes could be voided, or claims in respect of the senior notes could be subordinated to all of the Issuers’ other debts if, among other things, the Issuers at the time they incurred the indebtedness evidenced by the senior notes:

•	received less than reasonably equivalent value or fair consideration for the obligations represented by the senior notes;

•	were insolvent or rendered insolvent by reason of such indebtedness;

•	were engaged in a business or transaction for which the Issuers’ remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that they would incur, debts beyond the Issuers’ ability to pay as they mature.

      In addition, any payment by the Issuers pursuant to the senior notes could be voided and required to be returned to the Issuers, or to a fund for the benefit of our creditors.

      The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, the Issuers would be considered insolvent if:

•	the sum of the Issuers’ debts, including contingent liabilities, was greater than the fair saleable value of all of the Issuers’ assets;

•	the present fair saleable value of the Issuers’ assets was less than the amount that would be required to pay the Issuers’ probable liability on existing debts, including contingent liabilities, as they become absolute and mature; or

•	the Issuers could not pay their debts as they become due.

You may have difficulty selling any original senior notes that you do not exchange.

      If you do not exchange your original senior notes for the new senior notes offered in this exchange offer, you will continue to be subject to the restrictions on the transfer of your original senior notes. Those transfer restrictions are described in the indenture governing the original senior notes and in the legend contained on the original senior notes, and arose because we issued the original senior notes under exemptions from, and in transactions not subject to, the registration requirements of the Securities Act. In general, you may offer or sell your original senior notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements. We do not intend to register the original senior notes under the Securities Act. If a large number of original senior notes are exchanged for new senior notes issued in the exchange offer, it may be more difficult for you to sell your original senior notes. In addition, if you do not exchange your original senior notes in the exchange offer, you will no longer be entitled to exchange your original senior notes for registered senior notes or to have those original senior notes registered under the Securities Act. See “The Exchange Offer — Consequences of Failure to Exchange Original Senior Notes” for a discussion of the possible consequences of failing to exchange your senior notes.

No public market exists for the senior notes and an active trading market for the senior notes may not develop.

      The senior notes are new securities, and there is no existing public market for the senior notes. We cannot assure you as to the liquidity of any markets that may develop for the senior notes, the ability of holders of the senior notes to sell their senior notes or the price at which holders would be able to sell their senior notes. Future trading prices of the senior notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. We do not intend to apply for listing of the senior notes on any stock market or other securities exchange.

A group of affiliated stockholders controls the voting power and our Board of Directors and may have interests adverse to the interests of the holders of the senior notes.

      Welsh Carson, certain of its affiliates and affiliates of The Blackstone Group collectively hold approximately 79% of our outstanding shares of common stock. Accordingly, these equity investors, directly or indirectly, control our company and have the power to elect all of our directors, appoint new management and approve or reject any action requiring the approval of stockholders, including adopting amendments to our charter and approving mergers and sales of all or substantially all of our assets. These equity investors may make decisions that are adverse to your interests.

      The Nasdaq Stock Market, Inc. has established new rules with respect to certain corporate governance matters, including requirements for a board consisting of a majority of independent directors, executive sessions of independent directors and independent audit, compensation and nominating committees, among others. Any company of which more than 50% of the voting power is held by an individual, group or another company, or a “controlled company,” is exempt from certain of these requirements. The Welsh Carson investors currently own more than a majority of our outstanding common stock, and therefore we qualify under the “controlled company” exemption and many of the new corporate governance rules do not apply to us. In addition, as of May 31, 2004, affiliates of Welsh Carson held approximately $154.0 million principal amount of our existing Senior Subordinated Notes. See “Principal Stockholders” for details regarding stock ownership and how beneficial ownership is calculated, and “Certain Relationships and Related Transactions” for a description of the relationship of Welsh Carson and its affiliates, The Blackstone Group and its affiliates and certain other equity investors to us.

Risks Relating to Our Business and Our Industry

We operate in a very competitive business environment, which may result in the loss of existing customers and our inability to attract new customers.

      Our principal business, wireless telephone service, is highly competitive. In the United States, we compete against an average of four or five other wireless carriers in the markets we serve. In Puerto Rico, we compete against five other wireless carriers and in the Dominican Republic we compete against three other wireless carriers. Additional competitors may enter any of our markets in the future. Many of our existing competitors are larger than we are, have greater financial resources than we do, are less leveraged than we are and have more extensive coverage areas than we do. Consolidation in the wireless industry may create even stronger competitors. Competition for customers is based principally upon services and features offered, system coverage, technical quality of the wireless system, price, customer service and network capacity. Some competitors may market services we do not offer, including the “push-to-talk” feature, which may make their services more attractive to customers. We expect competition to intensify as a result of the development of new technologies, products and services and as the rate of subscriber growth for the industry continues to slow. With so many companies targeting many of the same customers, we may not be able to successfully attract and retain customers and grow our customer base and revenue.

Market prices for wireless services may continue to decline in the future.

      Market prices for wireless voice and data services have declined over the last several years and may continue to decline in the future due to increased competition. We cannot assure you that we will be able to maintain or improve our ARPU. We expect significant competition among wireless providers to continue to drive service and equipment prices lower, which has been intensified by wireless number portability, discussed below, and may lead to increased churn. Additionally, over the last several years, rates for terminating traffic to the Dominican Republic have decreased. A continued decline in market prices could adversely affect our ability to grow revenue, which would have a material adverse effect on our financial condition and results of operations and our ability to service our indebtedness.

Roaming revenue represented 14.7% of our U.S. wireless revenue for fiscal 2004 and has been declining and is likely to continue to decline in the future. Our failure to maintain favorable roaming arrangements could have a material adverse effect on our operating results.

      We earn a portion of our revenue from customers of other wireless communications providers who enter our service areas and use their wireless phones, commonly referred to as roaming. Roaming rates per minute have declined over the last several years and we expect that such declines will continue for the foreseeable future. For fiscal 2004, our U.S. wireless operations recorded $54.3 million of roaming revenue, as compared to $77.6 million for fiscal 2003. We expect the trend of decreasing roaming revenues to continue.

      In addition to providing us with significant revenue, our roaming arrangements enable our customers to use the wireless networks of other wireless carriers when they travel outside of our licensed service area. This enables us to offer our customers competitively priced national rate plans. If we are not able to maintain favorable roaming agreements with other wireless carriers, we may no longer be able to offer these national rate plans and the coverage area and pricing we offer to our customers may not be as attractive relative to the offers from our competitors. This could have a material adverse effect on our future operations and financial condition.

Our failure to complete the build-out of our GSM/GPRS network and migrate our customers to this new technology could have a material adverse effect on our U.S. wireless operations.

      We completed the overlay of our network and launched GSM service in our Midwest cluster in November 2003 and have begun the overlay of our network in our Southeast cluster. We expect to launch GSM service in the Southeast cluster by the end of calendar year 2004. We believe that customers are increasingly demanding the most technologically advanced wireless devices. The TDMA supported phones that are held by the vast majority of our existing customers and that we currently offer lack many of the innovative features currently offered by our CDMA and GSM/GPRS competitors, such as color screens, “push-to-talk” features and cameras. If we fail to complete the overlay of our GSM network in our Southeast cluster on time and on budget and adequately integrate GSM service into our U.S. wireless operations in the near future, we believe our ability to attract and retain subscribers may be adversely affected. We expect that a significant number of our current customers using TDMA handsets will migrate to handsets using GSM technology, which may cause our cost of equipment to increase as a result of increased handset subsidies.

If we are unable to effectively manage subscriber cancellations, our revenue and net growth in subscribers may be adversely affected.

      The wireless industry is extremely competitive. Among other things, the wireless industry is characterized by a high rate of churn. Churn can be the result of several competitive factors, including price, service offerings, network coverage, reliability issues and customer care concerns. Efforts to reduce churn increase costs as we offer incentives to customers to remain users of our wireless services, and efforts to replace lost subscribers increase our customer acquisition costs. As a result, churn may reduce our revenue and increase our costs.

Wireless number portability may increase churn and increase our marketing costs.

      Pursuant to FCC requirements, wireless carriers began providing wireless number portability in 100 designated markets on November 24, 2003, and began to do so in all other markets in May 2004. Wireless number portability allows customers to keep their wireless phone number when switching between service providers. Wireless number portability makes it more convenient for customers to change wireless service providers and therefore could cause churn to increase significantly. Wireless number portability has increased price competition and we expect it to continue to do so. As a result of wireless number portability, we have been, and in the future may continue to be, required to grant promotional credits, subsidize product upgrades, and reduce pricing to match competitors’ initiatives in an effort to retain and attract customers. In addition, the implementation of wireless number portability requires equipment and network upgrades which may cause service disruptions. These upgrades require expenditures of additional capital. We cannot predict the effect of these anticipated capital expenditures on our operations.

Regulatory changes may impose restrictions that adversely affect us or cause us to incur significant unplanned costs in modifying our business plans or operations.

      The U.S. telecommunications industry is subject to federal, state and other regulations that are continually evolving. In addition, the telecommunications industry in the Dominican Republic is similarly subject to change. As new telecommunications laws and regulations are issued, we may be required to modify our business plans or operations. We cannot assure you that we can do so in a cost-effective manner. In addition, the failure by us to comply with applicable governmental regulations could result in the loss of our licenses or the assessment of penalties or fines or otherwise have a material adverse effect on the results of our operations. See “Business — Regulation — U.S. Federal Regulation — Matters Specific to Wireless Carriers.”

      The FCC, which has jurisdiction over our operations in the United States, Puerto Rico and the U.S. Virgin Islands, and state regulatory agencies continue to issue rules implementing the requirements of the Telecommunications Act of 1996, or the 1996 Act. These rules include the obligation of incumbent telephone companies to allow other carriers to connect to their network by reasonable means at rates based on cost. The interpretation and implementation of these and other provisions of the 1996 Act and the FCC rules implementing the 1996 Act continue to be heavily debated and may have a material adverse effect on our business. See “Business — Regulation — U.S. Federal Regulation — Matters Relevant to Both Wireless and Landline Telephone Operations.”

      Centennial Puerto Rico is also subject to the jurisdiction of the Telecommunications Regulatory Board of Puerto Rico, or the TRB. The TRB could determine that the rates for our wireline services are unreasonably high or otherwise not in the public interest. The TRB could also revoke our Local Exchange Certification if we fail to comply with applicable regulations. This determination could have a material adverse effect on our business.

      We are subject to siting and zoning regulations that could materially affect our ability to build new cell sites and expand our coverage. All telecommunications providers are obligated to contribute to the federal universal service fund in accordance with a formula presently based upon a percentage of interstate and intrastate revenue. The contribution formula may change in ways that would materially adversely affect us. Universal service funds are used, among other things, to provide local telephone service to individuals or families qualifying for federal assistance or households in remote areas. Many states, including those we operate in, are implementing local universal service programs that would require carriers to contribute additional funds.

      Further, federal or state governments, the government of the Commonwealth of Puerto Rico or the government of the Dominican Republic could adopt regulations or take other actions that might have a material adverse effect on our business. These changes could materially and adversely affect our business prospects, operating results and ability to service our debt.

The loss of our licenses or cable franchises would adversely affect our ability to provide wireless and broadband services.

      In the United States, cellular, personal communications service, or PCS, and microwave licenses are valid for ten years from the effective date of the license. Licensees may renew their licenses for additional ten-year periods by filing renewal applications with the FCC. Our wireless licenses expire in various years from 2005 to 2013. The renewal applications are subject to FCC review and are put out for public comment to ensure that the licensees meet their licensing requirements and comply with other applicable FCC mandates. Failure to file for renewal of these licenses or failure to meet any licensing requirements could lead to a denial of the renewal application and thus adversely affect our ability to continue to provide service in that license area. Our cable franchises in Puerto Rico are subject to renewal by the TRB which imposes similar restrictions. Furthermore, our compliance with regulatory requirements such as enhanced 911 and wireless number portability may depend on the availability of necessary equipment or software. Failure to comply with these regulatory requirements may have an adverse effect on our licenses or operations and could result in sanctions, fines or other penalties.

Our wireless licenses may decrease in value, reducing the asset base that supports our debt.

      A substantial portion of our assets consists of intangible assets, principally our interests in wireless licenses held by our subsidiaries. If the market value of our wireless licenses decreases significantly, we may realize a material loss upon the sale of any of our licenses, our ability to sell assets to repay debt would be significantly affected and we would recognize an expense, approximately equal to the amount of the decline in value, in our operating income (loss). We recognized expenses of $189.5 million and $34.0 million from loss on impairment of assets in fiscal 2003 and fiscal 2002, respectively. The market for the purchase and sale of wireless licenses may not exist in the future or the values of our licenses in that market may fall. The future value of our interests in our wireless licenses will depend significantly upon the success of our business. Moreover, the transfer of interests in these licenses is prohibited without FCC approval. We cannot assure you that we would be able to obtain FCC approval to transfer interests in our licenses if such a transfer became necessary.

Rapid and significant technological changes in the telecommunications industry may adversely affect us.

      We face rapid and significant changes in technology. In particular, the wireless telecommunications industry is experiencing significant technological changes, including:

•	evolving industry standards;

•	the allocation of new radio frequency spectrum in which to license and operate advanced wireless services;

•	ongoing improvements in the capacity and quality of digital technology and shorter development cycles for new products and enhancements;

•	changes in end-user requirements and preferences;

•	development of data and broadband capabilities; and

•	migration to next-generation services which may require the purchase of additional spectrum.

      For us to keep up with these technological changes to remain competitive, we will be required to continue to make significant capital expenditures to build our integrated communication system. Customer acceptance of the services that we offer will continually be affected by technology-based differences in our product and service offerings. For example, two-way radio dispatch, or “push-to-talk” technology, which allows subscribers to talk to each other instantly with a single push of a button, is becoming increasingly popular as it allows subscribers to save time on dialing or making a connection to a network. The most popular push-to-talk feature is offered by Nextel. However, Verizon Wireless and ALLTEL recently began to offer push-to-talk services as well. Each of these companies compete with us in many of our wireless markets. Other wireless providers are testing systems that would allow them to offer a form of push-to-talk technology to their subscribers. We do not currently offer a push-to-talk service. Calls using this technology tend to be shorter and less expensive than traditional wireless telephone service. As demand for this service continues to grow, and if other wireless providers in our service areas succeed in implementing forms of push-to-talk technology, we may have difficulty attracting and retaining subscribers, which will have an adverse effect on our business.

      We cannot predict the effect of technological changes on our business. Technological changes may result in increases in our capital expenditures. New technologies may be protected by patents or other intellectual property laws and therefore may not be available to us. Like others in the industry, we are uncertain about the extent of customer demand despite improvements in technology as well as the extent to which airtime and monthly access rates may continue to decline. Also, alternative technologies may be developed that provide wireless communications service or alternative service superior to that available from us. Rapid changes in technology in our market may adversely affect our business.

      We currently own 25 MHz of spectrum in the 850 MHz band in our US wireless markets and 30 MHz of spectrum in the 1.9 MHz band in our Caribbean markets. To accommodate next generation advanced wireless products such as high-speed data and streaming video, we may be required to purchase additional spectrum. We cannot assure you that we will gain access to this spectrum at a reasonable cost or at all. Failure to provide these services could have a material adverse effect on our ability to compete with wireless carriers offering these new technologies.

We rely on a limited number of key suppliers and vendors for timely supply of equipment and services relating to our network infrastructure. If these suppliers or vendors experience problems or favor our competitors, we could fail to obtain sufficient quantities of the products and services we require to operate our businesses successfully.

      We depend on a limited number of suppliers and vendors for equipment and services relating to our network infrastructure. If these suppliers experience interruptions or other problems delivering these network components on a timely basis, our subscriber growth and operating results could suffer significantly. Our initial choice of a network infrastructure supplier can, where proprietary technology of the supplier is an integral component of the network, cause us to be effectively locked into one or a few suppliers for key network components. As a result, we have become reliant upon a limited number of network equipment manufacturers, including Nortel Networks Corporation, Lucent Technologies, Inc. and Ericsson, Inc. If it becomes necessary to seek alternative suppliers and vendors, we may be unable to obtain satisfactory replacement suppliers or vendors on economically attractive terms, on a timely basis or at all.

If we lose our senior management, our business may be adversely affected.

      The success of our business is largely dependent on our executive officers, as well as on our ability to attract and retain other highly qualified technical and management personnel. We believe that there is, and will continue to be, intense competition for qualified personnel in the telecommunications industry, and we cannot assure you that we will be able to attract and retain the personnel necessary for the development of our business. The loss of key personnel or the failure to attract additional personnel as required could have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain “key person” life insurance on any of our key employees.

Business, political, regulatory and economic factors and severe weather may significantly affect our operations and hurt our overall performance.

      Our business is dependent on the business and economic conditions as well as consumer spending in the areas in which we operate, particularly in the Caribbean. If existing economic conditions in the Caribbean were to deteriorate, the market for wireless or other communications services in the Caribbean may be disproportionately and adversely affected due to the generally lower per capita income in the Caribbean as compared to the United States. This deterioration would also have an adverse effect on our business in the Caribbean and, because our Puerto Rico operations contribute significantly to our financial performance, on our overall financial condition and results of operations.

      Our business may be materially adversely affected by events such as hurricanes, earthquakes, labor strikes, terrorism and other factors that may generally affect the regions in which we operate. For instance, hurricanes and labor strikes significantly slow down the provisioning of services by third parties and needed repair of our network, which could adversely affect our ability to deliver telecommunications and cable services.

      Any change in Puerto Rico’s political status with the United States, or the ongoing debate about such status, could affect the economy of Puerto Rico. The ultimate effect of possible changes in Puerto Rico’s governmental and political status is uncertain and, accordingly, we cannot assure you that such changes will not materially adversely affect our business and results of operations. In addition, the economy of the Caribbean area is highly dependent on tourism. If the tourism industry declines, in particular as a result of the threat of terrorism, it could have a material adverse effect on our business.

      The Dominican Republic’s currency is the DR peso. The DR peso experienced approximately 80% devaluation against the U.S. dollar during fiscal 2004. We transact the majority of our business in the Dominican Republic in DR pesos; however, we purchase wireless phones and network infrastructure in U.S. dollars, thereby exposing us to foreign currency exchange risk. Further devaluation of the DR peso could have a material adverse effect on our Dominican Republic operations’ profitability.

Our operations in Puerto Rico may be adversely affected if changes in tax benefits available to businesses in Puerto Rico cause companies to reduce their business activities there.

      The demand for our services in Puerto Rico is significantly affected by the level of business activity on the island. Puerto Rico provides tax incentives for U.S. companies to operate in Puerto Rico and to reinvest the earnings from their Puerto Rico operations in Puerto Rico. As a result of a 1996 amendment to the U.S. Internal Revenue Code, the tax benefits available to corporations doing business in Puerto Rico phase out in annual increments through 2005. Consequently, these corporations may reduce or close their Puerto Rico operations and may reduce or eliminate their reinvestments in Puerto Rico. The changes may also reduce the incentives for new investments in Puerto Rico. As a result, such changes in the tax law could reduce demand for our services.

Our Universal Service Funding may be reduced or eliminated.

      During fiscal 2004, we received approximately $14.8 million in payments from the federal Universal Service Fund in connection with our operations in Michigan, Puerto Rico and the non-rural parts of Mississippi, based on FCC rules that make such funding available to competitive carriers, including wireless carriers, operating in areas where the established landline carrier also receives such funding. We also have been granted eligible telecommunications carrier (“ETC”) status in Louisiana and the rural parts of Mississippi and expect to begin receiving support for those areas in fiscal 2005. We also have an ETC application pending in Indiana. However, these FCC rules are currently under review and may be changed in a way that materially reduces or eliminates our right to obtain such funding. As such, there can be no assurance that we will continue to receive any Universal Service Funds in the future. Loss of Universal Service Fund revenues could adversely affect our future financial performance.

Wireless devices may pose health and safety risks, and driving while using a wireless phone may be prohibited; as a result, we may be subject to new regulations, and demand for our services may decrease.

      Media reports have suggested that, and studies have been undertaken to determine whether, certain radio frequency emissions from wireless handsets and cell sites may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. In addition, lawsuits have been filed against other participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage. If consumers’ health concerns over radio frequency emissions increase, they may be discouraged from using wireless handsets and regulators may impose restrictions on the location and operation of cell sites. These concerns could have an adverse effect on the wireless communications industry and expose wireless providers to litigation, which, even if not successful, can be costly to defend.

      Government authorities might increase regulation of wireless handsets and cell sites as a result of these health concerns and wireless companies might be held liable for costs or damages associated with these concerns. The actual or perceived risk of radio frequency emissions could also adversely affect us through a reduced subscriber growth rate, a reduction in our subscribers, reduced network usage per subscriber or reduced financing available to the wireless communications industry.

      In addition, the perceived safety risk associated with the use of a wireless device while driving may also adversely affect our results of operations. Studies have indicated that using wireless devices while driving may impair a driver’s attention. The U.S. Congress has proposed legislation that would seek to withhold a portion of federal funds from any state that does not enact legislation prohibiting an individual from using a wireless telephone while driving a motor vehicle. In addition, many state and local legislative bodies have passed and proposed legislation to restrict the use of wireless telephones while driving motor vehicles. Concerns over safety risks and the effect of future legislation, if adopted and enforced in the areas we serve, could limit our ability to market and sell our wireless services. In addition, these concerns and this legislation may discourage use of our wireless devices and decrease our revenue from customers who now use their wireless telephones while driving. Further, litigation relating to accidents, deaths or serious bodily injuries allegedly incurred as a result of wireless telephone use while driving could result in damage awards against telecommunications providers, adverse publicity and further governmental regulation. Any or all of these results, if they occur, could have a material adverse effect on our results of operations and financial condition.

Our network capacity and customer service system may not be adequate and may not expand quickly enough to support our anticipated customer growth.

      Our financial and operational success depends on assuring that we have adequate network capacity and a sufficient customer support system to accommodate anticipated new customers and the related increase in usage of our network.

      Our wireless minutes of use continue to grow and, as a result, our networks will need to expand to meet this growth. In particular, our postpaid subscribers in the Caribbean used an average of 1,208 minutes during the three months ended May 31, 2004, as compared to 1,084 minutes for the same period in 2003. Our postpaid subscribers in the United States used an average of 499 minutes during the three months ended May 31, 2004, as compared to 383 minutes for the same period in 2003. Our failure to expand and upgrade our networks to meet the increased usage could have a material adverse effect on our business.

      The network capacity plan relies on:

•	the availability of wireless telephones of the appropriate model and type to meet the demands and preferences of our customers;

•	the ability to obtain and construct additional cell sites and other infrastructure equipment;

•	the ability to obtain additional spectrum if required; and

•	the ability to obtain the capital to expand and upgrade our network.

      In addition, we must develop effective procedures for customer activation, customer service, billing and other support services. Reliance on our customer service functions will increase as we add new customers. Our failure to timely and efficiently meet the demands for these services could decrease or slow subscriber growth or delay or otherwise impede billing and collection of amounts owed, which would adversely affect our revenue. We cannot make assurances that our customer service systems and network capacity will expand quickly enough to keep up with our anticipated customer growth, and failure to do so would impair our ability to compete, which would adversely affect our results and financial operations.

Forward-Looking Statements

      This prospectus contains and may incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Statements in this prospectus that are not historical facts are hereby identified as “forward-looking statements.” Where, in any forward-looking statement, we or our management expresses an expectation or belief as to future results or actions, there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. Our actual results may differ materially from our expectations, plans or projections. Forward-looking statements can be identified by the use of the words “believe,” “expect,” “estimate,” “anticipate,” “project,” “intend,”

“may,” “will” and similar expressions, or by discussion of competitive strengths or strategy that involve risks and uncertainties. We warn you that these forward-looking statements are only predictions and estimates, which are inherently subject to risks and uncertainties.

      Important factors that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, us include, but are not limited to:

•	the effects of vigorous competition in the telecommunications industry, which may increase churn, increase our costs to compete and decrease prices charged;

•	the fact that many of our competitors are larger, better capitalized and less leveraged than we are, have greater resources than we do, may offer less expensive products than we do and may offer more technologically advanced products than we do;

•	our substantial debt obligations, including restrictive covenants and consequences of default contained in our financing arrangements, which place limitations on how we conduct business;

•	market prices for the products and services we offer may continue to decline in the future;

•	general economic, business, political and social conditions in the areas in which we operate, including the Caribbean region, including the effects of world events, terrorism, wind storms and weather conditions on tourism in the Caribbean;

•	uncertainty concerning the effect on our business of wireless local number portability, which permits the wireless phone numbers that we allocate to our customers to be portable when our customer switches to another carrier;

•	continued overbuilding by personal communications service providers in our U.S. wireless markets and the effects of increased competition in our markets, which may cause increased subscriber cancellations, a continued reduction of prices charged, a reduction in roaming revenue and lower average revenue per subscriber;

•	the availability and cost of additional capital to fund our operations, including the need to refinance or amend existing indebtedness;

•	our dependence on roaming agreements for a significant portion of our U.S. wireless revenue and the continued price declines in roaming rates and potential reduction of roaming minutes of use;

•	our dependence on roaming agreements for our ability to offer our wireless customers nationwide rate plans at competitive prices;

•	our ability to attract and retain qualified personnel;

•	the fact that our coverage areas are not as extensive as those of other wireless operators, which may limit our ability to attract and retain customers;

•	the effects of consolidation in the telecommunications industry;

•	the effects of governmental regulation of the telecommunications industry, including changes in the level of support provided to us by the Universal Service Fund;

•	the capital intensity of the telecommunications industry, including our plans to make significant capital expenditures during the coming years to continue to build out and upgrade our networks and the availability of additional capital to fund these capital expenditures;

•	changes and developments in technology, including our ability to upgrade our networks to remain competitive and our ability to anticipate and react to frequent and significant technological changes;

•	fluctuations in currency values related to our Dominican Republic operations;

•	our ability to acquire, and the cost of acquiring, additional spectrum in our markets to support growth and advanced technologies;

•	local operating hazards and risks in the areas in which we operate, including without limitation, terrorist attacks, hurricanes, tornadoes, earthquakes, windstorms and other natural disasters;

•	our ability to manage, implement and monitor billing and operational support systems;

•	the results of litigation filed or which may be filed against us, including litigation relating to wireless billing, using wireless telephones while operating an automobile or possible health effects of radio frequency transmission;

•	the relative liquidity and corresponding volatility of our common stock and our ability to raise future equity capital; and

•	the control of us retained by some of our stockholders and anti-takeover provisions.

      We undertake no obligation, other than as may be required under the federal securities laws, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, any or all of the forward-looking statements contained in this prospectus, the documents incorporated by reference and in any other public statements that are made may prove to be incorrect. This may occur as a result of inaccurate assumptions as a consequence of known or unknown risks and uncertainties. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed above under the caption “Risk Factors” in this prospectus. We caution you that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict these new risk factors, nor can we assess the impact, if any, of the new risk factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those expressed or implied by any forward-looking statement. In light of these risks, uncertainties and assumptions, the future events discussed in this prospectus might not occur. You should carefully read this prospectus and the documents incorporated by reference in their entirety. They contain information that you should consider when making your investment decision.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

      When we sold the original senior notes, we entered into a registration rights agreement with the initial purchasers of those senior notes. Under the registration rights agreement, we agreed to use our best efforts to file a registration statement for the exchange of the original senior notes for new senior notes registered under the Securities Act and to have such registration statement effective until the closing of the exchange offer. This prospectus is a part of the registration statement we have filed to satisfy our obligation. We also agreed to commence the exchange offer promptly after the exchange offer registration statement has been declared effective by the SEC, to keep the exchange offer registration statement effective for at least 20 business days and to use our best efforts to have the exchange offer consummated not later than 210 days following the date of issuance of the senior notes. The registration rights agreement provides that we are required to pay additional interest to the holders of the original senior notes whose senior notes are subject to transfer restrictions if:

•	neither the exchange offer registration statement nor a shelf registration statement is filed with the SEC on or prior to June 8, 2004 or, notwithstanding the fact that an exchange offer has or will be consummated, we are required to file a shelf registration statement and such shelf registration statement is not filed by the applicable deadline;

•	neither the exchange offer registration statement nor a shelf registration statement is declared effective on or prior to August 7, 2004 or, notwithstanding the fact that an exchange offer has or will be consummated, we are required to file a shelf registration statement and such shelf registration statement is not declared effective on or prior to the 60th calendar day following the date on which such shelf registration statement was filed; or

•	subject to certain exceptions, if we have not exchanged all original senior notes validly tendered in accordance with the terms of the exchange offer on or prior to September 6, 2004 or, if applicable, the shelf registration statement is declared effective but ceases to be effective at any time prior to February 9, 2006, or if earlier, the date when all original senior notes have been sold under such shelf registration statement.

      We will not be obligated to pay additional interest for more than one event described above. Following the cure of the registration default described above, the accrual of additional interest will cease and the interest rate will revert to the original rate of the senior notes. Notwithstanding the foregoing, we will not pay additional interest on the senior notes as a result of any of the registration defaults described above for a period not to exceed 45 consecutive days or an aggregate of 90 days in any 12-month period under certain circumstances related to pending corporate developments, public filings with the SEC and other similar events.

      As a result of our restatement described in Note 16 to the consolidated financial statements, the registration process has been delayed beyond the required dates set forth above. As a result, pursuant to the terms of the registration rights agreement, effective August 8, 2004, we are obligated to pay an additional 0.50% per annum of interest on the senior notes. We are obligated to pay this additional interest until we consummate this exchange offer.

      A copy of the registration rights agreement has been filed as an exhibit to the Registration Statement on Form S-4 of which this prospectus forms a part.

      Each broker-dealer that receives new senior notes for its own account in the exchange offer in exchange for the original senior notes, where such original senior notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus in connection with any resale of such new senior notes. See “Plan of Distribution.”

Terms of the Exchange Offer

      This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Subject to the terms and conditions in this prospectus and the letter of transmittal, we will accept for exchange original senior notes which are properly tendered on or before the expiration date and are not withdrawn as permitted below. The expiration date for this exchange offer is 5:00 p.m., New York City time, on November 3, 2004, or such later date and time to which we, in our sole discretion, extend the exchange offer.

      The form and terms of the new senior notes being issued in the exchange offer are the same as the form and terms of the original senior notes, except that the new senior notes being issued in the exchange offer:

•	will have been registered under the Securities Act;

•	will not contain transfer restrictions and registration rights that relate to the original senior notes; and

•	will not contain provisions relating to the payment of additional interest to be made to the holders of the original senior notes under circumstances related to the timing of the exchange offer.

      Original senior notes tendered in the exchange offer must be in denominations of the principal amount of $1,000 and any integral multiple of $1,000. We expressly reserve the right, in our sole discretion:

•	to extend the expiration date;

•	to delay accepting any original senior notes;

•	if any of the conditions set forth below under “— Conditions to the Exchange Offer” has not been satisfied, to terminate the exchange offer and not accept any original senior notes for exchange; and

•	to amend the exchange offer in any manner.

      We will give oral or written notice of any extension, delay, non-acceptance, termination or amendment as promptly as practicable by a public announcement, and in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During an extension, all original senior notes previously tendered will remain subject to the exchange offer and will be accepted for exchange by us subject to satisfaction of the conditions for the exchange as set forth below.

Exchange Offer Procedures

      When the holder of original senior notes tenders and we accept original senior notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of original senior notes who wishes to tender original senior notes for exchange must, on or prior to the expiration date:

(1) transmit a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to U.S. Bank National Association, the exchange agent, at the address set forth below under the heading “— The Exchange Agent;” or

(2) if original senior notes are tendered pursuant to the book-entry procedures set forth below, the tendering holder must transmit an agent’s message to the exchange agent at the address set forth below under the heading “— The Exchange Agent.”

      In addition, one of the following must occur:

(1) the exchange agent must receive, prior to the expiration date, the certificates for the original senior notes and the letter of transmittal;

(2) the exchange agent must receive, prior to the expiration date, a timely confirmation of the book-entry transfer of the original senior notes being tendered into the exchange agent’s account at the Depository Trust Company, or DTC, along with the letter of transmittal or an agent’s message; or

(3) the holder must comply with the guaranteed delivery procedures described below.

      The term “agent’s message” means a message, transmitted to DTC and received by the exchange agent and forming a part of a book-entry transfer, referred to as a “book-entry confirmation,” which states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such holder.

      The method of delivery of the original senior notes, the letters of transmittal and all other required documents is at the election and risk of the holders. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or senior notes should be sent directly to us.

      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the original senior notes surrendered for exchange are tendered:

(1) by a holder of original senior notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

(2) for the account of an eligible institution.

      An “eligible institution” is a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

      If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution. If original senior notes are registered in the name of a person other than the signer of the letter of transmittal, the original senior notes surrendered for exchange must be endorsed by or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders that appear on the original senior notes, or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution.

      We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of original senior notes tendered for exchange in our sole discretion. Our determination will be final and binding. We reserve the absolute right to:

(1) reject any and all tenders of any original note improperly tendered;

(2) refuse to accept any original note if, in our judgment or the judgment of our counsel, acceptance of the original note may be deemed unlawful; and

(3) waive any defects or irregularities or conditions of the exchange offer as to any particular original note either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender original senior notes in the exchange offer.

      Our interpretation of the terms and conditions of the exchange offer as to any particular senior notes either before or after the expiration date, including the letter of transmittal and the instructions to it, will be final and binding on all parties. Holders must cure any defects and irregularities in connection with tenders of senior notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of original senior notes for exchange, nor will any of us incur any liability for failure to give such notification.

      If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal or any senior notes or any power of attorney, such persons should so indicate when signing, and you must submit proper evidence satisfactory to us of such person’s authority to so act unless we waive this requirement.

      By tendering, each holder will represent to us that, among other things, the person acquiring new senior notes in the exchange offer is obtaining them in the ordinary course of its business, whether or not such person is the holder, and that neither the holder nor such other person has any arrangement or understanding with any person to participate in the distribution of the new senior notes. If any holder or any such other person is an “affiliate,” as defined in Rule 405 under the Securities Act, of our company, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of the new senior notes, such holder or any such other person:

(1) may not rely on the applicable interpretations of the staff of the SEC; and

(2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Acceptance of Original Senior Notes for Exchange; Delivery of New Senior Notes Issued in the Exchange Offer

      Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all original senior notes properly tendered and will issue new senior notes registered under the Securities Act. For purposes of the exchange offer, we will be deemed to have accepted properly tendered original senior notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See “— Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any senior notes for exchange.

      For each original note accepted for exchange, the holder will receive a new note registered under the Securities Act having a principal amount equal to, and in the denomination of, that of the surrendered original note. Accordingly, registered holders of new senior notes that are outstanding on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the issue date of the original senior notes, or, if interest has been paid, the most recent date to which interest has been paid. Original senior notes that we accept for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Under the registration rights agreement, we may be required to make additional payments in the form of additional interest to the holders of the original senior notes under circumstances relating to the timing of the exchange offer.

      In all cases, we will issue new senior notes in the exchange offer for original senior notes that are accepted for exchange only after the exchange agent timely receives:

(1) certificates for such original senior notes or a timely book-entry confirmation of such original senior notes into the exchange agent’s account at DTC;

(2) a properly completed and duly executed letter of transmittal or an agent’s message; and

(3) all other required documents.

      If for any reason set forth in the terms and conditions of the exchange offer we do not accept any tendered original senior notes, including any tendered original senior notes that are subsequently withdrawn prior to the expiration date, or if a holder submits original senior notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or non-exchanged original senior notes without cost to the tendering holder. In the case of original senior notes tendered by book-entry transfer into the exchange agent’s account at DTC, such non-exchanged original senior notes, including any original senior notes tendered but withdrawn, will be credited to an account maintained with DTC. We will return the original senior notes or have them credited to DTC as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfers

      The exchange agent will make a request to establish an account at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s system must make book-entry delivery of original senior notes by causing DTC to transfer the original senior notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Such participant should transmit its acceptance to DTC on or prior to the expiration date or comply with the guaranteed delivery procedures described below. DTC will verify such acceptance, execute a book-entry transfer of the tendered original senior notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of such book-entry transfer. The confirmation of such book-entry transfer will include an agent’s message confirming that DTC has received an express acknowledgment from such participant that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant. Delivery of new senior notes issued in the exchange offer may be effected through book-entry transfer at DTC as applicable. However, the letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must:

(1) be transmitted to and received by the exchange agent at the address set forth below under “Exchange Agent” on or prior to the expiration date; or

(2) comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

      If a holder of original senior notes desires to tender such senior notes and the holder’s senior notes are not immediately available, or time will not permit such holder’s original senior notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

(1) the holder tenders the original senior notes through an eligible institution;

(2) prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form we have provided, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the original senior notes being tendered and the amount of the original senior notes being tendered. The notice of guaranteed delivery will state that the tender is being made and guarantee that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered original senior notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(3) the exchange agent receives the certificates for all physically tendered original senior notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal or agent’s message with any required signature guarantees and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

      You may withdraw tenders of your original senior notes at any time prior to 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective, you must send via telegram, telex, facsimile transmission or letter, a written notice of withdrawal to the exchange agent at one of the addresses set forth below under “Exchange Agent.” Any such notice of withdrawal must:

(1) specify the name of the person having tendered the original senior notes to be withdrawn;

(2) include a statement that the holder of the original senior notes is withdrawing such holder’s election to have such original senior notes exchanged;

(3) identify the original senior notes to be withdrawn, including the principal amount of such original senior notes; and

(4) where certificates for original senior notes are transmitted, specify the name in which original senior notes are registered, if different from that of the withdrawing holder.

      If certificates for original senior notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If original senior notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn original senior notes and otherwise comply with the procedures of such facility. Any tendered original senior notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Properly withdrawn senior notes may be retendered by following one of the procedures described under “— Exchange Offer Procedures” above at anytime on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer

      We may terminate or amend the exchange offer at any time before the acceptance of original senior notes for exchange if:

(1) any federal law, statute, rule or regulation is adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

(2) any stop order is threatened or is in effect with respect to either (i) the registration statement of which this prospectus constitutes a part or (ii) the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

(3) there is a change in the current interpretation by staff of the SEC which permits the new senior notes issued in the exchange offer in exchange for the original senior notes to be offered for resale, resold and otherwise transferred by such holders, other than broker-dealers and any such holder which is an “affiliate” of our company within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the new senior notes acquired in the exchange offer are acquired in the ordinary course of such holder’s business and such holder has no arrangement or understanding with any person to participate in the distribution of the new senior notes; or

(4) any governmental agency creates limits that adversely affect our ability to complete the exchange offer.

      The preceding conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any such condition. We may waive the preceding conditions in whole or in part at any time and from time to time in our sole discretion. If we do so, the exchange offer will remain open for at least three business days following any waiver of the preceding conditions. Our failure at any time to exercise the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which we may assert at any time and from time to time.

The Exchange Agent

      U.S. Bank National Association has been appointed as our exchange agent for the exchange offer. All executed letters of transmittal should be directed to our exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

Main delivery to:

U.S. Bank National Association

By mail, hand delivery or overnight courier:

U.S. Bank National Association

Attn: Corporate Trust Department — Specialized Finance
60 Livingston Avenue
St. Paul, Minnesota 55107

By facsimile transmission (for eligible institutions only):

(651) 495-8158

Confirm by telephone:

(800) 934-6802

      Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

Fees and Expenses

      We will not make any payment to brokers, dealers or others soliciting acceptance of the exchange offer except for reimbursement of mailing expenses. We will pay the cash expenses to be incurred in connection with the exchange offer, including:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees;

•	printing fees; and

•	related fees and expenses.

Transfer Taxes

      Holders who tender their original senior notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, new senior notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the original senior notes tendered, or if a transfer tax is imposed for any reason other than the exchange of original senior notes in connection with the exchange offer, then the holder must pay any of these transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, these taxes is not submitted with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Consequences of Failure to Exchange Original Senior Notes

      Holders who desire to tender their original senior notes in exchange for new senior notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of original senior notes for exchange.

      Original senior notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture, regarding the transfer and exchange of the original senior notes and the existing restrictions on transfer set forth in the legend on the original senior notes and in the offering memorandum dated January 16, 2004, relating to the original senior notes. Except in limited circumstances with respect to specific types of holders of original senior notes, we will have no further obligation to provide for the registration under the Securities Act of such original senior notes. In general, original senior notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any further action to register the original senior notes under the Securities Act or under any state securities laws.

      Upon completion of the exchange offer, holders of the original senior notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances.

      Holders of the new senior notes and any original senior notes which remain outstanding after consummation of the exchange offer will vote together as a single class, respectively, for purposes of determining whether holders of the requisite percentage of each class have taken certain actions or exercised certain rights under the indenture.

Consequences of Exchanging Original Senior Notes

      Based on interpretations of the staff of the SEC, as set forth in no-action letters to third parties, we believe that the new senior notes may be offered for resale, resold or otherwise transferred by holders of those new senior notes, other than by any holder which is our “affiliate” within the meaning of Rule 405 under the Securities Act. The new senior notes may be offered for resale, resold or otherwise transferred without compliance with the registration and prospectus delivery provisions of the Securities Act, by holders other than broker-dealers if:

(1) the new senior notes issued in the exchange offer are acquired in the ordinary course of the holder’s business; and

(2) the holder has no arrangement or understanding with any person to participate in the distribution of the new senior notes issued in the exchange offer.

      However, the SEC has not considered this exchange offer in the context of a no-action letter and we cannot guarantee that the staff of the SEC would make a similar determination with respect to this exchange offer as in such other circumstances.

      Each holder, other than a broker-dealer, must furnish a written representation, at our request, that:

(1) it is not an affiliate of ours;

(2) it is not engaged in, and does not intend to engage in, a distribution of the senior notes issued in the exchange offer and has no arrangement or understanding to participate in a distribution of senior notes issued in the exchange offer;

(3) it is acquiring the new senior notes issued in the exchange offer in the ordinary course of its business; and

(4) it is not acting on behalf of a person who could not make representations (1) — (3).

      Each broker-dealer that receives new senior notes for its own account in exchange for original senior notes must acknowledge that:

(1) such original senior notes were acquired by such broker-dealer as a result of market-making or other trading activities; and

(2) it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of new senior notes issued in the exchange offer.

      Furthermore, any broker-dealer that acquired any of its original senior notes directly from us:

(1) may not rely on the applicable interpretation of the SEC staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989), Morgan, Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993); and

(2) must also be named as a selling holder of the new senior notes in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

      See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

      In addition, to comply with state securities laws of certain jurisdictions, the new senior notes issued in the exchange offer may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the new senior notes. We have agreed in the registration rights agreement to use our best efforts to register or qualify the new senior notes under the securities laws of those states as any holder of the original senior notes reasonably requests in writing at the time the exchange offer registration statement or the shelf registration statement, if applicable, is declared effective. Unless a holder requests, we currently do not intend to register or qualify the sale of the new senior notes in any state where an exemption from registration or qualification is required and not available.

USE OF PROCEEDS

      We will not receive any proceeds from this exchange offer. In consideration for issuing the new senior notes as contemplated in this prospectus, we will receive in exchange original senior notes in like principal amount. We will cancel all original senior notes exchanged for new senior notes in the exchange offer.

CAPITALIZATION

      The following table presents our consolidated cash and cash equivalents, debt and total capitalization, as of May 31, 2004 on an actual basis.

      You should read this table together with “Prospectus Summary — Refinancing,” “Selected Historical Consolidated Financial and Operating Data” and our consolidated financial statements for the year ended May 31, 2004, and the related notes included elsewhere in this prospectus.

As of May 31,
2004

(Dollar amounts
in thousands)
Cash and cash equivalents	$112,104

Long-term debt (including current portion)(1):
Senior credit facility
Term loans	$598,500
Revolving credit facility(2)	—
Capital lease obligations	31,141
2013 Senior Notes	500,000
2014 Senior Notes	325,000
Senior Subordinated Notes	300,000
Financing obligation — tower sale	13,225

Total long-term debt (including current portion)(1)	1,767,866

Stockholders’ deficit:
Common stock, $.01 par value per share 103,223,924 shares issued and 103,153,421 outstanding	1,032
Additional paid in capital	474,918
Accumulated deficit(3)	(1,023,514)
Treasury stock, 70,503 shares, at cost	(1,077)

Total stockholders’ deficit	(548,641)

Total capitalization	$1,219,225

(1)	The current portion of our consolidated long-term debt as of May 31, 2004 is $5,850.

(2)	An aggregate amount of $149,700 is available under the revolving credit facility portion of the new senior credit facility.

(3)	In connection with the offering of the original senior notes, we incurred costs of $23.0 million, net of taxes, relating to the write-off of debt issuance costs and interest rate swap termination fees with respect to the repayment of our previous senior credit facility and both the unaccreted value of the equity portion and related paid-in-kind interest of our Mezzanine Debt and the premium associated with the partial redemption and repurchase of our Senior Subordinated Notes, all in connection with the Refinancing.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

      The following sets forth our selected historical consolidated financial and operating data as of and for the fiscal years ended May 31, 2004, 2003, 2002, 2001 and 2000. The financial data as of May 31, 2004 and 2003 and for the fiscal years ended May 31, 2004, 2003 and 2002 is derived from our consolidated financial statements and the related notes included in this prospectus, and the financial data as of May 31, 2002, 2001 and 2000 and for the fiscal years ended May 31, 2001 and 2000 is derived from audited financial information not included in this prospectus but which was previously filed with the SEC, and restated herein for the matters discussed in Note 16 to the consolidated financial statements included elsewhere in this prospectus. You should read the information related to the fiscal years ended May 31, 2004, 2003 and 2002 in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. See Note 3 of the consolidated financial statements regarding acquisitions and dispositions and the effect of such acquisitions and dispositions on the comparability of our historical consolidated financial statements.

	Fiscal Year Ended May 31,

	2004	2003		2002		2001		2000

		(Restated)(1)		(Restated)(1)		(Restated)(1)		(Restated)(1)

	(dollar amounts in thousands
	except per share and per customer data)
Consolidated Statement of Operations Data(2)
Revenue:
Service revenue	$797,863	$721,974		$695,476		$608,730		$527,297
Equipment sales	30,978	27,462		23,101		27,278		21,478

Total revenue	828,841	749,436		718,577		636,008		548,775

Costs and Expenses:
Cost of services (exclusive of depreciation and amortization shown below)	164,589	157,840		171,441		123,327		105,426
Cost of equipment sold	86,071	70,876		56,760		49,216		33,847
Sales and marketing	92,241	93,013		105,367		93,594		77,085
General and administrative	156,937	134,722		136,124		114,021		93,704
Recapitalization costs	—	—		—		68		578
Depreciation and amortization	140,991	139,065		157,403		115,685		82,601
Loss on impairment of assets	—	189,492	(10)	33,985	(11)	—		—
Loss (gain) on disposition of assets	1,500	(1,451)		621		(369,277	)(12)	72

Total costs and expenses	642,329	783,557		661,701		126,634		393,313

Operating income (loss)	186,512	(34,121)		56,876		509,374		155,462
Income from equity investments(3)	143	192		564		8,033		16,500
Interest expense — net	(163,228)	(146,087)		(150,734)		(156,097)		(147,809)
Loss on extinguishment of debt	(39,176)	—		—		—		—
Other income (expense)	36	(1,045)		96		68		—

(Loss) income before income tax (expense) benefit, minority interest and cumulative effect of change in accounting principle	(15,713)	(181,061)		(93,198)		361,378		24,153
Income tax (expense) benefit	(6,452)	69,904		12,780		(185,721)		(6,344)

Fiscal Year Ended May 31,

2004	2003	2002	2001	2000

(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)

(dollar amounts in thousands
except per share and per customer data)
(Loss) income before minority interest and cumulative effect of change in accounting principle	(22,165)	(111,157)	(80,418)	175,657	17,809
Minority interest in (income) loss of subsidiaries(4)	(627)	(489)	780	11,161	76

(Loss) income before cumulative effect of change in accounting principle	(22,792)	(111,646)	(79,638)	186,818	17,885
Cumulative effect of change in accounting principle, net of income taxes of ($2,271)	—	—	—	(3,719)	—

Net (loss) income	(22,792)	(111,646)	(79,638)	183,099	17,885

Other Consolidated Data(2)
Net cash provided by (used in) operating activities	$205,160	$192,459	$114,244	$(23,334)	$58,650
Net cash used in investing activities	$(130,474)	$(107,948)	$(224,605)	$(69,749)	$(191,798)
Net cash (used in) provided by financing activities	$(35,130)	$(45,834)	$120,887	$103,549	$94,886
Capital expenditures	$132,930	$133,109	$214,442	$222,904	$148,552
Total debt less cash and cash equivalents(6)	$1,655,762	$1,691,579	$1,774,646	$1,668,096	$1,571,066
(Loss) Earnings Per Share Data(2)
Basic (loss) earnings per share	$(0.23)	$(1.17)	$(0.84)	$1.93	$0.19
Basic weighted-average shares outstanding	99,937	95,577	95,221	94,639	93,994
Diluted (loss) earnings per share	$(0.23)	$(1.17)	$(0.84)	$1.89	$0.18
Diluted weighted-average shares outstanding	99,937	95,577	95,221	96,795	97,353
Segment Data
U.S. Wireless(2)
Revenue	$370,200	$355,629	$350,724	$363,750	$349,330
Adjusted operating income(5)	$149,488	$161,122	$147,667	$152,401	$152,917
Subscribers(6)	555,000	538,500	538,500	500,100	445,300
Postpaid churn(7)	1.9%	2.0%	2.2%	2.2%	2.0%
Penetration(8)	9.1%	8.8%	8.8%	8.4%	7.2%
Monthly revenue per average wireless customer(9)	$56	$55	$56	$64	$77
Roaming revenue	$54,303	$77,632	$92,584	$108,884	$114,790
Capital expenditures	$46,882	$44,211	$30,664	$43,444	$44,972
Caribbean Operations(2)
Wireless revenue	$306,212	$262,052	$236,339	$193,004	$162,011
Broadband revenue	$164,735	$141,757	$139,144	$86,017	$45,069
Wireless adjusted operating income(5)	$121,627	$96,514	$78,706	$78,529	$75,642
Broadband adjusted operating income(5)	$59,401	$39,442	$22,512	$24,920	$10,154
Wireless subscribers(6)	496,200	398,600	(13)	366,500	263,000	181,500
Postpaid churn(7)	2.4%	2.7%	2.6%	2.8%	4.5%

	Fiscal Year Ended May 31,

	2004	2003	2002	2001	2000

		(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)

	(dollar amounts in thousands
	except per share and per customer data)
Penetration(8)	3.8%	3.1%	2.4%	2.1%	4.6%
Monthly revenue per average wireless customer(9)	$57	$58	$62	$74	$86
Cable TV subscribers(6)	73,400	78,200	91,600	93,500	—
Fiber route miles(6)	1,732	1,516	1,407	1,137	482
Capital expenditures	$86,048	$88,898	$183,778	$179,460	$103,580

	As of May 31,

	2004	2003	2002	2001	2000

		(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)

	(in thousands)
Balance Sheet Data(2)
Intangible assets, net	$534,632	$546,010	$656,065	$742,139	$521,562
Total assets	$1,539,647	$1,456,493	$1,613,020	$1,597,304	$1,180,963
Long-term debt and capital lease obligations	$1,762,016	$1,674,812	$1,742,722	$1,661,494	$1,565,532
Stockholders’ deficit	$(548,641)	$(567,343)	$(459,420)	$(377,376)	$(563,958)

(1)	See Note 16 to the consolidated financial statements.

(2)	All financial and operational data includes the historical results of our U.S. wireless Southwest cluster (disposed November 2000), Centennial Digital Jamaica (disposed August 2002) and Infochannel Limited (disposed January 2003). Refer to the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus for presentation of our historical financial statements along with the appropriate pro forma adjustments reflecting the disposition of Centennial Cable TV.

(3)	Represents our proportionate share of profits and losses from our interest in earnings of limited partnerships controlled and managed by other cellular operators and accounted for using the equity method.

(4)	Represents the percentage share of income or losses of our consolidated subsidiaries that is allocable to unaffiliated holders of minority interests.

(5)	Adjusted operating income represents the profitability measure of the segment — see Note 13 to the consolidated financial statements.

(6)	As of period-end.

(7)	Postpaid churn is calculated by dividing the aggregate number of postpaid wireless subscribers who cancel service during each month in a period by the total number of postpaid wireless subscribers as of the beginning of the month. Churn is stated as the average monthly churn rate for the period.

(8)	The penetration rate equals the percentage of total population in our service areas who are subscribers to our wireless service as of a period-end.

(9)	Revenue per average wireless customer is defined as total monthly revenue per wireless subscriber including roaming revenue, which we refer to as ARPU.

(10)	Fiscal 2003 net loss includes a non-cash charge of $189,492 related to a write-down of the intangible assets associated with our Puerto Rico Cable Television business and to reduce the carrying value of certain of our undersea cable assets.

(11)	Fiscal 2002 net loss includes a charge of $33,985 relating to impairment on our Jamaica wireless operation, Centennial Digital Jamaica, which was disposed of in August 2002, and non-Caribbean undersea fiber-optic cables.

(12)	Fiscal 2001 net income includes a $369,277 gain relating to the disposition of certain equity investments and our U.S. wireless Southwest cluster.

(13)	Reflects a reduction of 30,200 subscribers in fiscal 2003 resulting from the divestiture of Centennial Digital Jamaica in August 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Restatement of Prior Years Financial Statements

      In preparation for complying with the provisions of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting that will be effective for us for our fiscal year ending May 31, 2005, and recent guidance surrounding such legislation, we have restated our financial statements as of May 31, 2003 and for the years ended May 31, 2003 and 2002 for the items discussed in Note 16 to the consolidated financial statements included elsewhere in this prospectus. Such restatement primarily relates to adjustments that were identified in the ordinary course of prior audits of our financial statements, but not recorded at the time due to their immateriality. The effects of the restatements have been reflected in the accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Company Overview

      We are a leading regional wireless and broadband (wireline and cable television) telecommunications service provider serving over one million customers in markets covering over 17.3 million Net Pops in the United States and the neighboring Caribbean. In the United States, we are a regional wireless service provider in small cities and rural areas in two geographic clusters covering parts of six states (which we refer to as U.S. wireless). In our Puerto Rico-based Caribbean service area, which also includes operations in the Dominican Republic and the U.S. Virgin Islands, we are a facilities-based, fully integrated communications service provider offering both wireless (which we refer to as Caribbean wireless) and, in Puerto Rico and the Dominican Republic, broadband services (which we refer to as Caribbean broadband) to business and residential customers. On September 6, 2004, we entered into a definitive agreement to sell our cable television operations in Puerto Rico. See “Prospectus Summary — Recent Developments” for additional information regarding the sale of our cable television operations.

      The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Those statements in the following discussion that are not historical in nature should be considered to be forward-looking statements that are inherently uncertain. Please see “Risk Factors.”

     Management’s Summary

      Our vision is to be the premier regional provider of telecommunications services by tailoring the ultimate customer experience in the markets we serve.

      In the United States, we provide digital wireless service in two geographic clusters, covering approximately 6.1 million Net Pops. Our Midwest cluster includes parts of Indiana, Michigan and Ohio, and our Southeast cluster includes parts of Louisiana, Mississippi and Texas. Our clusters are comprised of small cities and rural areas that generally have lower penetration levels than major metropolitan areas.

      In the Caribbean region, we offer wireless, wireline and cable television services in Puerto Rico, wireless and wireline services in the Dominican Republic and wireless services in the U.S. Virgin Islands. We derived approximately 89% of our revenue from our Caribbean operations for fiscal 2004 from our Puerto Rico operations. Puerto Rico is a U.S. dollar-denominated and FCC regulated commonwealth of the United States.

      The business strategy we use to deliver the ultimate customer experience entails focusing on discreet geographies and customizing our sales, marketing and customer support functions to the unique requirements of these markets. Over 75% of our wireless sales in the United States and Caribbean and substantially all of our broadband and cable television sales are made through our own employees, which allows us to have a high degree of control over the customer experience. We use this control to deliver an experience which our research tells us is unique and valued by the customers in our various markets. Further, by way of the tailored customer experience and rate plans that are similarly customized, we target high quality (high usage/high ARPU) postpaid wireless customers.

      Our business strategy also entails ensuring that our networks are of the highest quality in all our locations. In fiscal 2004 we spent $46.8 million on capital expenditures in our U.S. wireless operations. Much of this investment was to upgrade our network to GSM technology in our Midwest cluster and to build the foundation for a similar upgrade in our Southeast cluster in fiscal 2005. We spent $62.9 million and $23.2 million on capital expenditures in our Caribbean wireless and broadband operations, respectively, in fiscal 2004. This investment included a significant increase to our cell site network in Puerto Rico, which will ensure enhanced coverage to our customers. In the Dominican Republic we completely overhauled our network with the latest generation CDMA technology, which we expect will generate similar enhancements to customer service.

      We believe that the success of our business is a function of our performance relative to a number of key drivers. The drivers can be summarized in our ability to attract and retain customers by profitably providing superior service at competitive rates. We continually monitor our performance against these key drivers by evaluating several metrics. In addition to adjusted operating income (adjusted operating income represents the profitability measure of our segments — see Note 13 to the consolidated financial statements for reconciliation to the appropriate GAAP measure), the following key metrics, among other factors, are monitored by management in assessing the performance of our business:

•	Gross postpaid and prepaid wireless additions

•	Net gain (loss) — wireless subscribers

•	Revenue per average wireless customer (including roaming revenue), or ARPU

•	Roaming revenue

•	Penetration — total wireless

•	Postpaid churn — wireless

•	Prepaid churn — Caribbean wireless

•	Average monthly minutes of use per wireless customer

•	Cable television subscribers

•	Fiber route miles — Caribbean broadband

•	Switched access lines — Caribbean broadband

•	Dedicated access line equivalents — Caribbean broadband

•	On-net buildings — Caribbean broadband

•	Capital expenditures

      Gross postpaid and prepaid wireless additions represent the number of new subscribers we are able to add during the year. Growing our subscriber base by adding new subscribers is a fundamental element of our long-term growth strategy. We must maintain a competitive offering of products and services to sustain our subscriber growth. We focus on postpaid customers.

      Net gain (loss) — wireless subscribers represents the number of subscribers we were able to add to our service during the year after deducting the number of disconnected or terminated subscribers. By monitoring our growth against our forecast, we believe we are better able to anticipate our future operating performance.

      Revenue per average wireless customer (including roaming revenue), or ARPU, represents the average monthly subscriber revenue generated by a typical subscriber (determined as subscriber revenues divided by average number of subscribers). We monitor trends in ARPU to ensure that our rate plans and promotional offerings are attractive to customers and cost-effective. The majority of our revenues are derived from subscriber revenues. Subscriber revenues include, among other things: monthly access charges; charges for airtime used in excess of plan minutes; Universal Service Fund support payment revenues; long distance revenues derived from calls placed by our customers; international interconnect revenues; roaming revenue; and other charges such as activation, voice mail, call waiting and call forwarding.

      Roaming revenues represent the amount of revenue we receive from other wireless carriers for providing service to their subscribers who “roam” into our markets and use our systems to carry their calls. The per minute rate paid by a roamer is established by an agreement between the roamer’s wireless provider and us. The amount of roaming revenue we generate is often dependent upon usage patterns of our roaming partners’ subscribers and the rate plan mix and technology mix of our roaming partners. We closely monitor trends in roaming revenues because usage patterns by our roaming partners’ subscribers can be difficult to predict.

      Penetration — total wireless represents a percentage, which is calculated by dividing the number of our subscribers by the total population of potential subscribers available in the markets that we serve.

      Postpaid and prepaid churn represent the number of subscribers that disconnect or are terminated from our service or where there is a lack of usage by prepaid customers for a prescribed period of time. Churn is calculated by dividing the aggregate number of wireless subscribers who cancel service during each month in a period by the total number of wireless subscribers as of the beginning of the month. Churn is stated as the average monthly churn rate for the applicable period. We monitor and seek to control churn so that we can grow our business without incurring significant sales and marketing cost needed to replace disconnected subscribers. We must continue to ensure that we offer excellent network quality and customer service so that our churn rates remain low.

      Average monthly minutes of use per wireless customer represents the average number of minutes (“MOU’s”) used by our customers during a period. We monitor growth in MOU’s to ensure that the access and overage charges we are collecting are consistent with that growth. In addition, growth in subscriber usage may indicate a need to invest in additional network capacity.

      Cable television subscribers represent the number of customers we have in our Puerto Rico cable operations. We monitor trends in the number of cable subscribers to determine the competitiveness of our offering in this market.

      Fiber route miles are the number of miles of fiber cable that we have laid. Fiber is installed to connect our equipment to our customer premises equipment. As a facilities based carrier, the number of fiber route miles is an indicator of the strength of our network, our coverage and our potential market.

      Switched access lines represent the amount of lines connected to our switching center and serving customers for incoming and outgoing calls. Growing our switched access lines is a fundamental element of our strategy. We monitor the trends in our switched access line growth against forecast to be able to anticipate future operating performance. In addition, this measurement allows us to compute our current market penetration in the market we serve.

      Dedicated access line equivalents represents the amount of Voice Grade Equivalent (“VGE”) lines used to connect two ends points. We monitor the trends in our dedicated service using VGE against forecast to anticipate future operating performance, network capacity requirements and overall growth of our business.

      On-net buildings is a location where we have established a point of presence to serve one or more customers. Tracking the number of on-net buildings allows us to size our addressable market and determine the appropriate level of capital expenditures. As a facilities based CLEC, it is a critical performance measurement of our growth and a clear indication of our increased footprint.

      Capital expenditures represent the amount spent on upgrades, additions and improvements to our telecommunications network and back office infrastructure. We monitor our capital expenditures as part of our overall financing plan for the company and to ensure that we receive an appropriate rate of return on our capital investments. This statistic is also used to ensure that capital investments are in line with network usage trends and consistent with our objective of offering a high quality network to our customers.

Critical Accounting Policies

      The preparation of our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenues and expenses during the periods reported. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions.

      There are certain critical estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider an accounting estimate to be critical if:

•	it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate, and

•	changes in the estimate or different estimates that we could have selected may have had a material effect on our financial condition or results of operations.

Allowance for Doubtful Accounts

      We maintain an allowance for doubtful accounts for estimated losses, which result from our customers not making required payments. We base our allowance on the likelihood of recoverability of our subscriber accounts receivable based on past experience and by reviewing current collection trends. A worsening of economic or industry trends beyond our estimates could result in an increase of our allowance for doubtful accounts by recording additional expense.

Property, Plant and Equipment — Depreciation

      The wireless communications industry is capital intensive. Depreciation of property, plant and equipment constitutes a substantial operating cost for us. The cost of our property, plant and equipment, principally wireless communications equipment, is charged to depreciation expense over estimated useful lives. We depreciate our wireless communications equipment using the straight-line method over its estimated useful lives. We periodically review changes in our technology and industry conditions, asset retirement activity and salvage values to determine adjustments to the estimated remaining useful lives and depreciation rates. Actual economic lives may differ from our estimated useful lives as a result of changes in technology, market conditions and other factors. Such changes could result in a change in our depreciable lives and therefore our depreciation expense in future periods.

Valuation of Long-Lived Assets

      Long-lived assets such as property, plant and equipment, and customer lists are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In our estimation of fair value, we consider current market values of properties similar to our own, competition, prevailing economic conditions, government policy, including taxation, and the historical and current growth patterns of both our business and the industry. We also consider the recoverability of the cost of our long-lived assets based on a comparison of estimated undiscounted operating cash flows for the related businesses with the carrying value of the long-lived assets. Considerable management judgment is required to estimate the fair value of and impairment, if any, of our assets. These estimates are very subjective in nature; we believe that our estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. Estimates related to recoverability of assets are critical accounting policies as management must make assumptions about future revenue and related expenses over the life of an asset, and the effect of recognizing impairment could be material to our consolidated financial position as well as our consolidated results of operations. Actual revenue and costs could vary significantly from such estimates.

Goodwill and Wireless Licenses — Valuation of Goodwill and Indefinite-Lived Intangible Assets

      We review goodwill, wireless licenses and cable franchise costs for impairment based on the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). In accordance with SFAS 142, goodwill is tested for impairment at the reporting unit level on an annual basis as of January 31st or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. We have determined that our reporting units for SFAS 142 are our operating segments determined under SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”). In analyzing goodwill for potential impairment, we use projections of future cash flows from each reporting unit to determine whether its estimated value exceeds its carrying value. These projections of cash flows are based on our views of growth rates, time horizons of cash flow forecasts, assumed terminal value, estimates of our future cost structures and anticipated future economic conditions and the appropriate discount rates relative to risk and estimates of residual values. These projections are very subjective in nature. We believe that our estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. The use of different estimates or assumptions within our discounted cash flow model (e.g., growth rates, future economic conditions or discount rates and estimates of terminal values) when determining the fair value of the reporting unit are subjective and could result in different values and may affect any related goodwill, wireless licenses or cable franchise costs impairment charge.

      For the 2004 goodwill impairment test performed as of January 31, 2004 the fair values of our reporting units were in excess of their carrying value.

Year Ended May 31, 2004 Compared to Year Ended May 31, 2003

Results of Operations

      We had approximately 1,051,200 wireless subscribers at May 31, 2004, as compared to approximately 937,100 at May 31, 2003, an increase of 12%. The net loss for the fiscal year ended May 31, 2004 was $22.8 million, as compared to a net loss of $111.6 million for the fiscal year ended May 31, 2003. Included in the net loss for the fiscal year ended May 31, 2003 were pre-tax impairment losses of $189.5 million for the write-down of the cable franchise cost asset in our Caribbean operations ($165.2 million) and certain undersea cable assets ($24.3 million). Basic and diluted loss per share for the fiscal year ended May 31, 2004 was $0.23 as compared to basic and diluted loss per share of $1.17 for the fiscal year ended May 31, 2003.

      We performed our annual goodwill and intangible asset impairment analysis during the fiscal year ended May 31, 2004. Based on the analysis performed in accordance with SFAS 142, we recorded no impairment charge during fiscal 2004.

      In accordance with SFAS No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets (“SFAS 144”), during the fiscal year ended May 31, 2003, we performed an impairment evaluation of our long-lived assets in our Caribbean broadband businesses because we determined at the time that certain undersea cable assets were to be underutilized. We performed asset impairment tests at the reporting unit level, the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The tests were performed by comparing the aggregate undiscounted cash flows to the carrying amount of the long-lived assets. Based on these tests, we determined that certain undersea cable assets should be considered impaired. The undersea cable assets are a component of property, plant and equipment, net in the consolidated balance sheet. As a result of this evaluation, we recorded a pre-tax impairment charge of $24.3 million on these assets for the fiscal year ended May 31,

2003, in accordance with SFAS 144. There have been no triggering events as defined under the guidance of SFAS 144 that would have required us to perform an impairment evaluation of our long-lived assets during the fiscal year ended May 31, 2004.

      During the fiscal years ended May 31, 2004 and 2003, we sold 14 and 144 telecommunications towers, respectively, to AAT Communications Corp., or AAT, for approximately $2.6 million and $24.0 million, respectively. Under the terms of the agreement, we are leasing back space on such telecommunications towers from AAT. As a result of provisions in the sale-leaseback agreement that provide for continuing involvement by us, we have accounted for the sale and lease-back of certain towers as a finance obligation in our consolidated balance sheet. For the sale and lease-back of towers determined to have no continuing involvement, sale-leaseback accounting has been followed.

      The table below summarizes the consolidated results of operations for each period:

	Fiscal Year Ended May 31,

	2004	2003	$ Change	% Change

		(As restated)

	(in thousands, except per share data)
Revenue	$828,841	$749,436	$79,405	11%
Costs and expenses	642,329	783,557	(141,228)	(18)

Operating income (loss)	186,512	(34,121)	220,633	N/A
Net loss	(22,792)	(111,646)	88,854	80
Net loss per share:
Basic and diluted	(0.23)	(1.17)	0.94	80

      Operating income increased in 2004 over 2003 by $220.6 million. This growth was due primarily to (i) 2003 write-downs in our Caribbean operations of $189.5 million, (ii) growth in our Caribbean wireless business of $28.1 million due primarily to subscriber additions and (iii) growth in our Caribbean broadband business of $15.8 million due to increases in switched access lines and voice grade equivalents, offset by a reduction in our U.S. wireless business of $12.8 million due primarily to decreased roaming revenue.

U.S. Wireless Operations

	Fiscal Year Ended May 31,

	2004	2003	$ Change	% Change

		(As restated)

	(in thousands)
Revenue:
Service revenue	$295,474	$261,557	$33,917	13%
Roaming revenue	54,303	77,632	(23,329)	(30)
Equipment sales	20,423	16,440	3,983	24

Total revenue	370,200	355,629	14,571	4

Costs and expenses:
Cost of services	67,706	63,609	4,097	6
Cost of equipment sold	44,662	36,059	8,603	24
Sales and marketing	45,639	44,966	673	1
General and administrative	62,705	49,873	12,832	26

Total costs and expenses	220,712	194,507	26,205	13

Adjusted operating income(1)	$149,488	$161,122	$(11,634)	(7)

(1)	Adjusted operating income represents the profitability measure of the segment — see Note 13 to the consolidated financial statements for reconciliation to the appropriate GAAP measure.

      Revenue. U.S. wireless service revenue increased for the fiscal year ended May 31, 2004, as compared to the same period last year. The increase was primarily due to growth in revenue from new subscribers of $6.9 million and an increase in service revenue per subscriber of $27.0 million as compared to the same period last year.

      Roaming revenue decreased for the fiscal year ended May 31, 2004, as compared to the same period last year. The decrease was primarily the result of a lower average roaming rate per minute in fiscal 2004 than in fiscal 2003. This roaming rate variance resulted in a decrease in total roaming revenue of $29.5 million and was partially offset by higher revenue of $6.2 million associated with a higher number of roaming minutes of use. We expect the trend of decreasing roaming revenues to continue.

      Our U.S. wireless operations had approximately 555,000 and 538,500 subscribers as of May 31, 2004 and 2003, respectively. Postpaid subscribers account for 96% of total U.S. wireless subscribers as of May 31, 2004. During the twelve months ended May 31, 2004, increases from new activations of 169,100 were offset by subscriber cancellations of 152,600. The monthly postpaid churn rate was 1.9% for the fiscal year ended May 31, 2004, as compared to 2.0% for the same period last year. The cancellations experienced by the U.S. wireless operations were primarily due to competitive factors and non-payment.

      Equipment sales increased during the fiscal year ended May 31, 2004, as compared to the same period last year due primarily to increased activations and higher end phones being sold in the current year compared to the prior year.

      U.S. wireless ARPU was $56 for the fiscal year ended May 31, 2004, as compared to $55 for the same period a year ago. Average minutes of use per subscriber were 445 minutes per month for the fiscal year ended May 31, 2004, as compared to 328 minutes for the same period last year. U.S. Wireless ARPU increased as a result of new subscribers generally paying more for services than subscribers that were terminated.

      Costs and expenses. Cost of services increased for the fiscal year ended May 31, 2004, as compared to the fiscal year ended May 31, 2003, primarily due to the variable costs associated with a larger subscription base and associated revenue, higher usage and related infrastructure. The main components of the increase were telephone service cost, mobile long distance and tower site rent. These were partially offset by a decrease in incollect cost, which was driven primarily by lower incollect roaming rates. We have long-term roaming agreements with AT&T Wireless and Cingular Wireless. As part of these roaming agreements, we significantly reduced the rates we pay when our customers roam on their networks.

      Cost of equipment sold increased for the fiscal year ended May 31, 2004, as compared to the same period last year, due primarily to an increase in phones used for customer retention and to the use of higher priced phones to attract new customers as compared to last year.

      General and administrative expenses increased during the fiscal year ended May 31, 2004, as compared to the fiscal year ended May 31, 2003, primarily due to increases in compensation costs associated with the expanding subscriber base, costs related to preparation for the audit of internal control required by the Sarbanes-Oxley Act, increased contract labor costs due primarily to use of an outside firm to handle after hours customer care efforts and increased subscriber billing expenses due to increased subscribers.

      Adjusted operating income for the U.S. wireless operations decreased for the fiscal year ended May 31, 2004, as compared to the same period in fiscal 2003 primarily due to the reduction in roaming revenue.

     Caribbean Wireless Operations

	Fiscal Year Ended May 31,

	2004	2003	$ Change	% Change

		(As restated)

	(in thousands)
Revenue:
Service revenue	$292,995	$248,441	$44,554	18%
Roaming revenue	2,889	3,001	(112)	(4)
Equipment sales	10,328	10,610	(282)	(3)

Total revenue	306,212	262,052	44,160	17

Costs and expenses:
Cost of services	43,887	43,304	583	1
Cost of equipment sold	40,841	34,145	6,696	20
Sales and marketing	37,178	38,586	(1,408)	(4)
General and administrative	62,679	49,503	13,176	27

Total costs and expenses	184,585	165,538	19,047	12

Adjusted operating income(1)	$121,627	$96,514	$25,113	26

(1)	Adjusted operating income represents the profitability measure of the segment — see Note 13 to the consolidated financial statements for reconciliation to the appropriate GAAP measure.

      Revenue. Caribbean wireless service revenue increased for the fiscal year ended May 31, 2004, as compared to the same period of the previous year. The increase in Caribbean wireless service revenue was primarily due to growth in revenue from new subscribers of $48.0 million for the fiscal year ended May 31, 2004, partially offset by a decrease in service revenue per subscriber of $3.4 million. The growth in service revenue was less than the growth in subscribers due to a larger proportionate increase in prepaid subscribers in the Dominican Republic which have a lower ARPU.

      Our Caribbean wireless operations had approximately 496,200 subscribers at May 31, 2004, an increase of 24% from approximately 398,600 subscribers at May 31, 2003. During the twelve months ended May 31, 2004, increases from new activations of 272,100 were offset by subscriber cancellations of

174,500. The cancellations experienced by our Caribbean wireless operations were primarily the result of competitive factors, non-payment and the lack of usage by our prepaid customers.

      The monthly postpaid churn rate was 2.4% for the fiscal year ended May 31, 2004, as compared to 2.7% for the same period last year. Our postpaid subscribers represented approximately 73% of our total Caribbean wireless subscribers at May 31, 2004, down from approximately 75% at May 31, 2003. The decrease in the percentage of postpaid customers is due to growth in our Dominican Republic operations, which have a higher percentage of prepaid customers.

      Caribbean wireless ARPU was $57 for the fiscal year ended May 31, 2004, as compared to $58 for the fiscal year ended May 31, 2003. The decrease in ARPU was primarily due to a change in the subscriber mix as the percentage of total Caribbean subscribers from the Dominican Republic has continued to increase. The majority of the subscribers in the Dominican Republic are prepaid subscribers which generally have a lower ARPU than postpaid subscribers. Our subscribers used an average of 907 minutes of airtime per month during the fiscal year ended May 31, 2004, compared to 728 minutes per month during fiscal 2003. Our postpaid subscribers used an average of 1,174 minutes of airtime per month during the fiscal year ended May 31, 2004, as compared to 981 minutes of use per month during fiscal 2003.

      Costs and expenses. Cost of equipment sold increased during the fiscal year ended May 31, 2004, as compared to the same period last year. The increase was primarily due to a higher percentage of phones sold instead of leased in Puerto Rico as compared to the prior year, as well as to an increase in the number of phones used for upgrades and retention. An increase in the percentage of phones sold increases our costs and expenses because the cost of the phone sold is charged to cost of equipment sold whereas the cost of a phone which is leased by a customer is charged to depreciation expense over the life of the phone.

      General and administrative expenses increased during the fiscal year ended May 31, 2004, as compared to the same period in fiscal 2003 primarily due to increases in compensation costs associated with the expanding subscriber base, increases in office rent, costs related to preparation for the audit of internal control required by the Sarbanes-Oxley Act and increases in subscriber billing expenses due to increased subscribers.

      Adjusted operating income for the Caribbean wireless operations increased for the fiscal year ended May 31, 2004, as compared to the fiscal year ended May 31, 2003, primarily due to a 24% increase in subscribers.

     Caribbean Broadband Operations

	Fiscal Year Ended May 31,

	2004	2003	$ Change	% Change

		(As restated)

	(in thousands)
Revenue:
Switched revenue	$37,806	$33,624	$4,182	12%
Dedicated revenue	48,899	39,876	9,023	23
Cable television revenue	48,691	48,017	674	1
Other revenue	29,339	20,240	9,099	45

Total revenue	164,735	141,757	22,978	16

Costs and expenses:
Cost of services	64,719	60,346	4,373	7
Cost of equipment sold	567	673	(106)	(16)
Sales and marketing	9,424	9,460	(36)	—
General and administrative	30,624	31,836	(1,212)	(4)

Total costs and expenses	105,334	102,315	3,019	3

Adjusted operating income(1)	$59,401	$39,442	$19,959	51

(1)	Adjusted operating income represents the profitability measure of the segment — see Note 13 to the consolidated financial statements for reconciliation to the appropriate GAAP measure.

      Revenue. Caribbean broadband total revenue increased for the fiscal year ended May 31, 2004, as compared to the previous fiscal year. This change was due to a 19% increase in total access lines and equivalents to 264,100 and to an increase in other revenue resulting from an increase in southbound terminating minutes to the Dominican Republic.

      Switched revenue increased for the fiscal year ended May 31, 2004, as compared to the same period a year ago. This increase was primarily due to a 24% increase in switched access lines to 50,200 as of the end of fiscal 2004 and a corresponding growth in minutes of use. This growth in lines and minutes was partially offset by a decrease in revenue per access line of 7%. This decrease was the result of lower usage per line and slightly lower rates.

      Dedicated revenue increased for the fiscal year ended May 31, 2004, as compared to the same period last year. The increase was primarily the result of a 18% growth in voice grade equivalent dedicated lines to 213,900 as well as an increase in total revenue per circuit, resulting from an improved mix of sales to higher bandwidth products.

      Other revenue increased for the fiscal year ended May 31, 2004 from the same period last year. The increase was primarily attributable to an increase in southbound terminating minutes to the Dominican Republic.

      Costs and expenses. Cost of services increased during the fiscal year ended May 31, 2004, as compared to the same period a year ago, primarily due to an increase in access charges in the Dominican Republic, resulting from the increase in international long distance minutes we terminate in the Dominican Republic.

      General and administrative expenses decreased during the fiscal year ended May 31, 2004, as compared to the previous fiscal year, primarily due to a reduction of bad debt expense. Bad debt expense has decreased year over year as a result of improved collection efforts and ongoing efforts to collect previously written off accounts. In addition, billing costs have decreased due to efficiencies achieved in the collections process.

      Adjusted operating income for the Caribbean broadband operations increased for the fiscal year ended May 31, 2004, as compared to the same period last year primarily as a result of increases in access lines and equivalents.

     Consolidated

      Other non-operating income and expenses. See “— Liquidity and Capital Resources” for a more detailed discussion of our refinancings. Net interest expense increased for the fiscal year ended May 31, 2004, from the fiscal year ended May 31, 2003. Gross interest expense was $163.8 million for the fiscal year ended May 31, 2004, as compared to $147.2 million for the same period a year ago. The increases resulted primarily from interest on our 2013 Senior Notes, and to a lesser extent interest on the senior notes and increased interest on the $180.0 million Mezzanine Debt, due to an accreting balance (see “— Commitments and Contingencies” for more information on the Mezzanine Debt) partially offset by reduced interest on the term loans and lower interest due to the expiration of several interest rate swaps.

      The weighted-average debt outstanding during the fiscal year ended May 31, 2004 was $1,753.5 million, a decrease of $19.8 million as compared to the weighted-average debt level of $1,773.3 million during the fiscal year ended May 31, 2003. As a result of the increase in debt issuance cost expense due to the write-off of debt issuance costs in connection with our refinancings, our weighted-average interest rate was 11.6% for the fiscal year ended May 31, 2004 as compared to 8.3% for the same period a year ago. Exclusive of the write off of debt issuance costs, our weighted-average interest rate for the fiscal year ended May 31, 2004 was 9.0%.

      The increase in our weighted average interest rate (exclusive of debt issuance costs) resulted from the effects of our re-financings. The re-financings were undertaken to extend the maturities of our debt, reduce our principal amortization and give us greater flexibility under the financial covenants of our various debt instruments. The effect of the re-financings on us is that our debt is longer term, with less principal amortization, and a higher average interest rate than was the case prior to the re-financings. For a comparison of our outstanding debt before and after the re-financings, see Note 6 to the consolidated financial statements.

      Pre-tax loss before minority interest for the fiscal year ended May 31, 2004 was $15.7 million, as compared to the pre-tax loss before minority interest of $181.1 million for the fiscal year ended May 31, 2003.

      Income tax expense was $6.5 million for the fiscal year ended May 31, 2004, as compared to an income tax benefit of $69.9 million for the same period last year. We had a worldwide effective tax rate of negative 41.1% for the fiscal year ended May 31, 2004, primarily as a result of pre-tax book losses generated in the Dominican Republic for which we cannot record a tax benefit, foreign income tax expense for which we cannot take a credit in the U.S., state taxes and certain expenses related to our former Mezzanine Debt that are not deductible for U.S. income tax purposes.

      We reported a net loss of $22.8 million for the fiscal year ended May 31, 2004, which represents a decrease of $88.9 million from the net loss of $111.6 million for the same period a year ago.

Year Ended May 31, 2003 Compared to Year Ended May 31, 2002

     Results of Operations

      We had approximately 937,100 wireless subscribers at May 31, 2003, as compared to approximately 905,000 at May 31, 2002, an increase of 4%. The net loss for the fiscal year ended May 31, 2003 was $111.6 million, as compared to a net loss of $79.6 million for the fiscal year ended May 31, 2002. Included in the net loss for the fiscal year ended May 31, 2003 were pre-tax impairment losses of $189.5 million for the write-down of the cable franchise cost asset in our Caribbean operations ($165.2 million) and certain undersea cable assets ($24.3 million). Included in the net loss for the fiscal year ended May 31, 2002 was a pre-tax, non-cash loss on impairment of assets of $34.0 million related to a write-down of our Jamaican wireless business, Centennial Digital Jamaica (“CDJ”) and certain non-Caribbean undersea fiber-optic cables. Basic and diluted loss per share for the fiscal year ended May 31, 2003 was $1.17 as compared to basic and diluted loss per share of $0.84 for the fiscal year ended May 31, 2002.

      We performed goodwill and intangible asset impairment analyses during the fiscal year ended May 31, 2003. Based on net subscriber losses and the estimated resulting loss of future revenue, in accordance with SFAS 142, we reported a pre-tax impairment charge of $165.2 million to the cable franchise costs asset in the Caribbean broadband business.

      In accordance with SFAS 144, during the fiscal year ended May 31, 2003, we performed an impairment evaluation of our long-lived assets in our Caribbean broadband businesses because we determined that certain undersea cable assets will be underutilized. We performed asset impairment tests at the reporting unit level, the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The tests were performed by comparing the aggregate undiscounted cash flows to the carrying amount of the long-lived assets. Based on these tests, we determined that certain undersea cable assets should be considered impaired. The undersea cable assets are a component of property, plant and equipment, net in the consolidated balance sheet. As a result of this evaluation, we recorded a pre-tax impairment charge of $24.3 million on these assets for the fiscal year ending May 31, 2003, in accordance with SFAS 144.

      In August 2002, we sold our 51% interest in CDJ to Oceanic Digital Communications Inc., the 49% shareholder of CDJ. This transaction was initiated in fiscal 2002. We recorded a pre-tax gain of $2.6 million, which is included in (gain) loss on disposition of assets in the consolidated statement of operations. In addition, we reduced our net liabilities by approximately $2.6 million, including consolidated long-term debt of approximately $45.1 million (largely comprised of a vendor financing credit facility with Lucent Technologies, which was non-recourse to us) as a result of this transaction.

      In January 2003, we sold our 60% interest in Infochannel Limited, a Jamaican Internet service provider, for $3.0 million. We recorded a pre-tax gain of $0.3 million, which is included in (gain) loss on disposition of assets in the consolidated statement of operations. In connection with the sale, we received $1.5 million in cash and a promissory note for the balance of $1.5 million. The obligors on the note were Infochannel and Patrick Terrelonge, its chief executive officer. The obligors on the note have defaulted on their obligations to repay the note in full. Accordingly, we have commenced legal proceedings against them to collect the amounts due under the note. As of May 31, 2004, we determined that it is probable that neither Infochannel nor Mr. Terrelonge will satisfy the note and recorded a charge of $1.5 million to fully reserve for the note.

      During the fiscal year ended May 31, 2003, we sold 144 telecommunications towers to AAT for approximately $24.0 million. Under the terms of the agreement, we are leasing back space on such telecommunications towers from AAT. As a result of provisions in the sale-leaseback agreement that provide for continuing involvement by us, we have accounted for the sale and lease-back of certain towers as a finance obligation in our consolidated balance sheet. For the sale and lease-back of towers determined to have no continuing involvement, sale-leaseback accounting has been followed.

      The table below summarizes the consolidated results of operations for each period:

	Fiscal Year Ended May 31,

	2003	2002	$ Change	% Change

	(As restated)

	(in thousands, except per share data)
Revenue	$749,436	$718,577	$30,859	4%
Costs and expenses	783,557	661,701	121,856	18
Operating (loss) income	(34,121)	56,876	(90,997)	N/A
Net loss	(111,646)	(79,638)	(32,008)	(40)
Net loss per share:
Basic and diluted	(1.17)	(0.84)	(0.33)	(40)

     U.S. Wireless Operations

	Fiscal Year Ended May 31,

	2003	2002	$ Change	% Change

	(As restated)
	(in thousands)
Revenue:
Service revenue	$261,557	$246,452	$15,105	6%
Roaming revenue	77,632	92,584	(14,952)	(16)
Equipment sales	16,440	11,688	4,752	41

Total revenue	355,629	350,724	4,905	1

Costs and expenses:
Cost of services	63,609	70,732	(7,123)	(10)
Cost of equipment sold	36,059	31,555	4,504	14
Sales and marketing	44,966	47,757	(2,791)	(6)
General and administrative	49,873	53,013	(3,140)	(6)

Total costs and expenses	194,507	203,057	(8,550)	(4)

Adjusted operating income(1)	$161,122	$147,667	$13,455	9

(1)	Adjusted operating income represents the profitability measure of the segment — see Note 13 to the consolidated financial statements.

      Revenue. U.S. wireless service revenue increased for the fiscal year ended May 31, 2003, as compared to the prior year. The increase was primarily due to growth in revenue from new subscribers of $8.6 million and an increase in service revenue per subscriber of $6.5 million as compared to the prior year.

      Roaming revenue decreased for the fiscal year ended May 31, 2003 from the fiscal year ended May 31, 2002. The decrease was primarily the result of a lower average roaming rate per minute in fiscal 2003 than in fiscal 2002. This roaming rate variance resulted in a decrease in total roaming revenue of $55.6 million and was offset by higher revenue of $40.6 million associated with a higher number of roaming minutes of use.

      Our U.S. wireless operations had approximately 538,500 subscribers as of both May 31, 2003 and 2002. During the twelve months ended May 31, 2003, increases from new activations of 149,200 were offset by subscriber cancellations of 149,200. The monthly postpaid churn rate was 2.0% for the fiscal year ended May 31, 2003 as compared to 2.2% for the prior year. The cancellations experienced by the U.S. wireless operations were primarily due to competitive factors and non-payment.

      The subscriber numbers exclude 2,400 and 1,800 wholesale subscribers at May 31, 2003 and 2002, respectively.

      Equipment sales increased during the fiscal year ended May 31, 2003, as compared to the prior year due to higher-end phones being sold in fiscal 2003 compared to fiscal 2002.

      U.S. wireless ARPU was $55 for the fiscal year ended May 31, 2003, as compared to $56 for the prior year.

      Costs and expenses. Cost of services decreased for the fiscal year ended May 31, 2003, as compared to the fiscal year ended May 31, 2002, primarily due to a decrease in incollect cost, which was driven primarily by lower incollect roaming rates. During the fiscal year ended May 31, 2003, we entered into long-term roaming agreements with AT&T Wireless and Cingular Wireless. As part of these roaming agreements, we significantly reduced the rates we pay when our customers roam on their networks.

      Cost of equipment sold increased for the fiscal year ended May 31, 2003, as compared to the prior year, due primarily to an increase in phones used for customer retention and to the use of higher priced phones to attract new customers as compared to fiscal 2002.

      General and administrative expenses decreased during the fiscal year ended May 31, 2003, as compared to the fiscal year ended May 31, 2002, primarily due to decreases in bad debt expense, expenses related to subscriber billing services and subscription fraud.

      Adjusted operating income increased for the U.S. wireless operations for the fiscal year ended May 31, 2003 as compared to fiscal 2002.

Caribbean Wireless Operations

	Fiscal Year Ended May 31,

	2003	2002	$ Change	% Change

	(As restated)

	(in thousands)
Revenue:
Service revenue	$248,441	$224,088	$24,353	11%
Roaming revenue	3,001	1,331	1,670	125
Equipment sales	10,610	10,920	(310)	(3)

Total revenue	262,052	236,339	25,713	11

Costs and expenses:
Cost of services	43,304	38,630	4,674	12
Cost of equipment sold	34,145	24,366	9,779	40
Sales and marketing	38,586	43,419	(4,833)	(11)
General and administrative	49,503	51,218	(1,715)	(3)

Total costs and expenses	165,538	157,633	7,905	5

Adjusted operating income(1)	$96,514	$78,706	$17,808	23

(1)	Adjusted operating income represents the profitability measure of the segment — see Note 13 to the consolidated financial statements.

      Revenue. Caribbean wireless service revenue increased for the fiscal year ended May 31, 2003, as compared to the previous year. The increase in Caribbean wireless service revenue was primarily due to growth in revenue from new subscribers of $38.9 million for the fiscal year ended May 31, 2003, partially offset by a decrease in service revenue per subscriber of $14.5 million.

      Revenue from Caribbean wireless roaming increased for the fiscal year ended May 31, 2003 from the fiscal year ended May 31, 2002. The increase was primarily due to an increase in roaming minute usage of $2.4 million as compared to the prior year, partially offset by a decrease in revenue of $0.7 million resulting from a decrease in the roaming rate per minute for the fiscal year ended May 31, 2003.

      Our Caribbean wireless operations had approximately 398,600 subscribers at May 31, 2003, an increase of 9% from the 366,500 subscribers at May 31, 2002. Increases from new activations of 221,000 were offset by subscriber cancellations of 158,800. These new activations and cancellations exclude CDJ. The cancellations experienced by our Caribbean wireless operations were primarily the result of competitive factors, non-payment and the lack of usage by our prepaid customers.

      The monthly postpaid churn rate was 2.7% for the fiscal year ended May 31, 2003, as compared to 2.6% for the previous year. Our postpaid subscribers represented approximately 75% of our total Caribbean wireless subscribers at May 31, 2003, up from approximately 65% at May 31, 2002.

      Caribbean wireless ARPU was $58 for the fiscal year ended May 31, 2003, as compared to $62 for the fiscal year ended May 31, 2002. The decrease in ARPU was primarily due to a decrease in the rate for interconnection terminating minutes in Puerto Rico and a change in the subscriber mix as our subscribers in the Dominican Republic now represent a greater percentage of total Caribbean subscribers. Dominican Republic subscribers were 27% and 20% of total Caribbean wireless subscribers at May 31, 2003 and 2002, respectively. The majority of the subscribers in the Dominican Republic are prepaid which generally have a lower ARPU than postpaid subscribers. An average of 728 minutes of airtime were used by our customers per month during the fiscal year ended May 31, 2003, compared to 544 minutes per month during fiscal 2002. An average of 981 minutes of airtime were used by each of our postpaid customers per month during fiscal 2003, as compared to 760 minutes of use per month during fiscal 2002.

      Costs and expenses. Cost of equipment sold increased during the fiscal year ended May 31, 2003, as compared to the prior year. The increase was primarily due to increases in the number of premium phones sold and increases in phones used for upgrades and retention plan exchanges. The increase was also due to a higher percentage of phones sold instead of leased in Puerto Rico as compared to the prior year. These increases were partially offset by reduced cost of equipment sold due to the sale of our interest in CDJ in August 2002.

      Cost of services increased during the fiscal year ended May 31, 2003, as compared to the fiscal year ended May 31, 2002. The increase was primarily due to the variable costs associated with a larger subscription base and associated revenue, higher usage and related infrastructure. The main components of the increase were mobile long distance, driven by additional long distance calling of subscribers and property taxes, related to the Puerto Rico wireless infrastructure. These increases were partially offset by reduced cost of services due to the sale of our interest in CDJ in August 2002.

      Sales and marketing expenses decreased during the fiscal year ended May 31, 2003, as compared to the prior year. The decrease was primarily due to newly structured dealer contracts with lower commissions to agents, an overall reduction in advertising spending, and reduced sales and marketing expenses due to the sale of our interest in CDJ in August 2002.

      General and administrative expenses decreased during the fiscal year ended May 31, 2003, as compared to fiscal 2002, primarily due to reduced general and administrative expenses due to the sale of our interest in CDJ in August 2002.

      Adjusted operating income increased for the Caribbean wireless operations for the fiscal year ended May 31, 2003, as compared to the fiscal year ended May 31, 2002.

Caribbean Broadband Operations

	Fiscal Year Ended May 31,

	2003	2002	$ Change	% Change

	(As restated)

	(in thousands)
Revenue:
Switched revenue	$33,624	$25,639	$7,985	31%
Dedicated revenue	39,876	31,214	8,662	28
Cable television revenue	48,017	47,841	176	—
Other revenue	20,240	34,450	(14,210)	(41)

Total revenue	141,757	139,144	2,613	2

Costs and expenses:
Cost of services	60,346	69,127	(8,781)	(13)
Cost of equipment sold	673	839	(166)	(20)
Sales and marketing	9,460	14,191	(4,731)	(33)
General and administrative	31,836	32,475	(639)	(2)

Total costs and expenses	102,315	116,632	(14,317)	(12)

Adjusted operating income(1)	$39,442	$22,512	$16,930	75

(1)	Adjusted operating income represents the profitability measure of the segment — see Note 13 to the consolidated financial statements.

      Revenue. Caribbean broadband total revenue increased for the fiscal year ended May 31, 2003, as compared to the previous fiscal year. These changes were due to a 17% increase in total access lines and equivalents to 222,356, partially offset by a decrease in other revenue resulting from a decrease in the number of international long distance minutes to the Dominican Republic that we terminate and a decrease in interconnection rates in Puerto Rico.

      Switched revenue increased for the fiscal year ended May 31, 2003, as compared to the prior year. This increase was primarily due to a 22% increase in switched access lines to 40,389 as of the end of the fiscal year and a corresponding growth in minutes of use.

      Dedicated revenue increased for the fiscal year ended May 31, 2003, as compared to the prior year. The increase was primarily the result of a 16% growth in voice grade equivalent dedicated lines to 181,967.

      Cable television revenue for the fiscal year ended May 31, 2003 was flat from the prior year, reflecting a 15% loss in subscribers, offset by additional revenue from a rate increase we implemented after our digital upgrade and increased sales of premium services.

      Other revenue decreased for the fiscal year ended May 31, 2003, from the prior year. The decrease is primarily attributable to a 47% decrease in the number of international long distance minutes to the Dominican Republic that we terminate and a decrease in interconnection rates in Puerto Rico.

      Costs and expenses. Cost of services decreased during the fiscal year ended May 31, 2003 as compared to the prior year, primarily due to a decrease in access charges in the Dominican Republic, resulting from the decrease in terminating international long distance minutes to the Dominican Republic.

      Sales and marketing expenses decreased during the fiscal year ended May 31, 2003, respectively, as compared to the previous fiscal year, primarily due to a reduction of the sales force in the Dominican Republic and an overall reduction in advertising spending.

      Adjusted operating income increased for the Caribbean broadband operations for the fiscal year ended May 31, 2003, as compared to the prior year.

      In accordance with SFAS 142, we performed goodwill and intangible asset impairment analyses during the fiscal year ended May 31, 2003. Based on net subscriber losses and the estimated resulting loss of future revenue, we recorded a pre-tax impairment charge of $165.2 million to the cable franchise costs asset.

      In accordance with SFAS 144, during the fiscal year ended May 31, 2003, we performed an impairment evaluation of our long-lived assets in our broadband businesses. This evaluation was made because we determined that certain undersea cable will be underutilized. We performed asset impairment tests at the reporting unit level, the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The tests were performed by comparing the aggregate undiscounted estimated future cash flows to the carrying amount of the long-lived assets. Based on these tests, we determined that certain undersea cable assets should be considered impaired. The undersea cable assets are a component of property, plant and equipment, net in the consolidated balance sheet. As a result of this evaluation, we recorded a pre-tax impairment charge of $24.3 million on these assets.

Consolidated

      Other non-operating income and expenses. Net interest expense was $146.1 million for the fiscal year ended May 31, 2003, which represented a decrease of $4.6 million, or 3%, from the fiscal year ended May 31, 2002. Gross interest expense was $147.2 million for the fiscal year ended May 31, 2003, as compared to $151.8 million for the prior year. The decreases resulted primarily from lower interest expense due to the expiration of several interest rate swaps and also lower debt balances and interest rates. The decrease was partially offset by increased interest expense on the $180.0 million of the Mezzanine Debt, due to a change in the interest rate on our Mezzanine Debt from 10% cash interest to 13% paid-in-kind interest (see “— Commitments and Contingencies” for more information on the Mezzanine Debt). Total debt decreased by $49.5 million from May 31, 2002 to May 31, 2003.

      The weighted-average debt outstanding during the fiscal year ended May 31, 2003 was $1,773.3 million, a decrease of $24.6 million as compared to the weighted-average debt level of $1,797.9 million during the fiscal year ended May 31, 2002. Our weighted-average interest rate was 8.3% for the fiscal year ended May 31, 2003, as compared to 8.4% for the prior year.

      Pre-tax loss before minority interest for the fiscal year ended May 31, 2003 was $181.1 million, as compared to the pre-tax loss of $93.2 million for the fiscal year ended May 31, 2002.

      Income tax benefit was $69.9 million for the fiscal year ended May 31, 2003, as compared to $12.8 million for the prior year. We had a worldwide effective tax rate of 38.6% for the fiscal year ended May 31, 2003, primarily as a result of pre-tax book losses generated in the Dominican Republic for which we cannot record a tax benefit and certain expenses related to our Mezzanine Debt that are not deductible for U.S. income tax purposes, offset by the write-down of a deferred tax liability in connection with the impairment charge on the Caribbean cable franchise cost asset.

      We reported a net loss of $111.6 million for the fiscal year ended May 31, 2003, which represents an increase of $32.0 million from the net loss of $79.6 million for the prior year.

Liquidity and Capital Resources

      At May 31, 2004, we had total liquidity of $261.8 million, consisting of cash and cash equivalents totaling $112.1 million and approximately $149.7 million available under our revolving credit facility.

      On February 9, 2004, we issued the senior notes in a private placement transaction. Concurrent with the issuance of the senior notes, we entered into a $750.0 million new senior credit facility. Centennial Communications Corp. and each of its direct and indirect domestic subsidiaries are guarantors under the new senior credit facility. Collectively, these two issuances are referred to as the “Debt Refinancing.” We received $905.4 million (after underwriting commissions, but before other expenses) in net proceeds from the Debt Refinancing and used these funds to make the following payments:

•	$627.6 million to repay all principal amounts outstanding under the old senior credit facility, which extinguished the old senior credit facility;

•	$197.3 million to repurchase all of our outstanding Mezzanine Debt, which was accruing paid-in-kind interest at a rate of 13.0%;

•	$73.8 million to repurchase or redeem $70.0 million aggregate principal amount of our outstanding $370.0 million Senior Subordinated Notes;

•	$1.9 million to pay applicable breakage fees on the termination of our interest rate swap and collar agreements; and

•	$4.8 million to pay fees, expenses and accrued interest related to the Debt Refinancing.

      The new senior credit facility consists of a seven-year term loan with an aggregate principal amount of $600.0 million, of which $598.5 million remained outstanding at May 31, 2004 and requires quarterly amortization payments in an aggregate principal amount of $1.5 million in fiscal year 2004, $6.0 million in each of the fiscal years ended 2005, 2006, 2007, 2008 and 2009, $4.5 million in fiscal year 2010 and the balance of $564.0 million in two equal installments of $282.0 million in August 2010 and February 2011. The new senior credit facility also includes a six-year revolving credit facility, maturing in February 2010, with an aggregate principal amount of up to $150.0 million that had no amounts outstanding as of the close of the new senior credit facility, but may be drawn upon at any time. At May 31, 2004, $149.7 million was available under the revolving credit facility. If the remaining Senior Subordinated Notes are not refinanced by June 15, 2008, the aggregate amount outstanding under the new senior credit facility will become immediately due and payable.

      Under the terms of the new senior credit facility, term and revolving loan borrowings will bear interest at the London Inter-Bank Offering Rate (“LIBOR”) (weighted average rate of 1.18% as of May 31, 2004) plus 2.75% and LIBOR plus 3.25%, respectively. Our obligations under the new senior credit facility are collateralized by liens on substantially all of our assets.

      As a result of the Debt Refinancing, as of May 31, 2004, we terminated all of our derivative financial instruments. Prior to the termination of the derivatives (which included interest rate swaps and an interest rate collar), we recorded an increase of $2.3 million, net of tax, in accumulated other comprehensive loss and also decreased our liabilities by $4.0 million due to changes in fair value of the derivatives. Since the hedged forecasted transactions related to the derivatives were terminated, we recorded $2.3 million of other comprehensive income. In connection with the termination of our derivative financial instruments, we also incurred and paid breakage fees of $1.9 million, which were recorded as interest expense in the consolidated statement of operations.

      On November 10, 2003, we completed a public offering of 10,000,000 shares of our common stock at $5.50 per share for total gross proceeds of $55.0 million. The offering included 7,000,000 primary shares sold by us and 3,000,000 shares sold by affiliates of The Blackstone Group, one of our principal stockholders. Our proceeds (after underwriting commissions, but before other expenses) of $36.8 million were used to prepay a portion of our Mezzanine Debt, which was then accruing paid-in-kind interest at a rate of 13%. All of the $36.8 million payment was recorded as interest expense. Additionally, we paid other expenses of $2.1 million in connection with the offering yielding net proceeds of $34.7 million. We did not receive any of the proceeds from the sale of the shares owned by affiliates of The Blackstone Group. In connection with the sale of shares of our common stock, on November 6, 2003, we amended our old senior credit facility to permit us to use the proceeds of the equity offering (and certain subsequent equity offerings) to prepay the Mezzanine Debt.

      On June 20, 2003, we sold $500.0 million aggregate principal amount of our 2013 Senior Notes. Centennial Puerto Rico is a guarantor of the 2013 Senior Notes. We used the net proceeds from the 2013 Senior Notes offering to make repayments of $470.0 million under the old senior credit facility.

      We capitalized approximately $50.0 million of debt issuance costs, including $25.2 million and $22.9 million in connection with the issuance of the 2013 Senior Notes and the Debt Refinancing, respectively, during the fiscal year ended May 31, 2004. As a result of the extinguishment of the old senior credit facility and a portion of the Senior Subordinated Notes, we wrote-off approximately $52.9 million, net of accumulated amortization of $29.5 million, in debt issuance costs for the fiscal year ended May 31, 2004. We recorded a loss on extinguishment of debt of $39.2 million for the fiscal year ended May 31, 2004.

      In December 1998, we issued a $370.0 million of Senior Subordinated Notes. Centennial Puerto Rico is a guarantor of the Senior Subordinated Notes. In connection with the Debt Refinancing, we purchased or redeemed $70.0 million aggregate principal amount of such notes.

      An affiliate of Welsh Carson, our principal stockholder, owned approximately $189.0 million principal amount of the Senior Subordinated Notes. Approximately $34.9 million, or 49.9%, of the $70.0 million of the Senior Subordinated Notes redeemed and repurchased were owned by the affiliate of Welsh Carson.

      In 1999, we issued the Mezzanine Debt, which was held by an affiliate of Welsh Carson. The issuance was allocated $157.5 million to debt and $22.5 million to equity. The difference between the face value of the Mezzanine Debt and the amount allocated to debt was being amortized or accreted over the term of the Mezzanine Debt. On November 10, 2003, proceeds of $36.8 million from our equity offering were used to prepay a portion of the Mezzanine Debt. Proceeds of $197.3 million from the Debt Refinancing were used to repurchase all of our remaining outstanding Mezzanine Debt, which was accruing paid-in-kind interest at a rate of 13.0%. As of May 31, 2004, we had repaid the Mezzanine Debt in full.

      In January 2002, Centennial Puerto Rico Cable TV Corp. (“Centennial Cable”), our wholly-owned subsidiary, entered into a $15.0 million credit agreement with Banco Popular de Puerto Rico (the “Cable TV Credit Facility”) to fund the digital conversion of its cable operations. As of May 31, 2004, Centennial Cable had repaid all amounts owed under the Cable TV Credit Facility and terminated the facility.

      Under certain of the above debt agreements, we are required to maintain certain financial and operating covenants, and are limited in our ability to, among other things, incur additional indebtedness and enter into transactions with affiliates. Under certain circumstances, we are prohibited from paying cash dividends on our common stock under certain of the above debt agreements. We were in compliance with all covenants of our debt agreements at May 31, 2004.

      For the fiscal year ended May 31, 2004, earnings were less than fixed charges by $15.8 million. Fixed charges consist of interest expense, including amortization of debt issuance costs, loss on extinguishment of debt, and the portion of rents deemed representative of the interest portion of leases. The amount by which earnings were less than fixed charges reflects non-cash charges of $141.0 million relating to depreciation and amortization.

      As of May 31, 2004, we had $693.6 million of property, plant and equipment, net, placed in service. Capital expenditures for the U.S. wireless operations were $46.9 million, representing 35.3% of total capital expenditures, for the fiscal year ended May 31, 2004. These expenditures were to expand the coverage areas and upgrade our cell sites, as well as our call switching equipment of existing wireless properties and the deployment of our GSM/GPRS network in each of our cell sites in our Midwest cluster. Capital expenditures for the Caribbean wireless operations were $62.9 million, representing 47.3% of total capital expenditures. These expenditures were to add capacity and services and to continue the development and expansion of our Caribbean wireless systems. Capital expenditures for the Caribbean broadband operations were $23.2 million, representing 17.4% of total capital expenditures. These expenditures were to continue the expansion of our Caribbean broadband network infrastructure. During fiscal 2005, we anticipate capital expenditures of approximately $160.0 million, which includes $25.0 million to build out the Grand Rapids and Lansing, Michigan licenses we acquired from AT&T Wireless.

      We expect to finance our capital expenditures primarily from cash flow generated from operations, borrowings under our existing credit facilities and proceeds from the sale of assets, including the sale of our cable television business. We may also seek various other sources of external financing, including additional bank financing, joint ventures, partnerships and issuance of debt or equity securities.

      To meet our obligations with respect to our operating needs, capital expenditures and debt service obligations, it is important that we continue to improve operating cash flow. Increases in revenue will be dependent upon, among other things, continued growth in the number of customers and maximizing revenue per subscriber. We have continued the construction and upgrade of wireless and broadband systems in our markets to achieve these objectives. There is no assurance that growth in customers or revenue will occur.

      The following table sets forth, for the periods indicated, our net cash provided by operating activities before interest payments (net cash provided), our principal uses of such cash and the cash required from other financing and investing activities:

	Fiscal Year Ended May 31,

	2004		2003

		% of Net		% of Net
		Cash		Cash
	Amount	Provided	Amount	Provided

			(As restated)

	(Dollar amounts in thousands)
Net cash provided by operating activities	$205,160	66%	$192,459	63%
Interest paid	106,832	34	111,668	37

Net cash provided	$311,992	100%	$304,127	100%

Principal uses of cash:
Interest paid	$106,832	34%	$111,668	37%
Property, plant and equipment	132,930	43	133,109	44

Total	$239,762	77%	$244,777	80%

Cash provided by other financing and investing activities	$72,230	23%	$59,350	20%

      Net cash provided by operating activities for the fiscal year ended May 31, 2004 was sufficient to fund our expenditures for property, plant and equipment of $132.9 million.

      The following table sets forth the primary cash flows (used in) provided by other financing and investing activities for the periods indicated:

	Fiscal Year Ended
	May 31,

	2004	2003

		(As restated)

	(in thousands)
Proceeds from disposition of assets, net of cash expenses	$2,442	$25,199
Proceeds from issuance of long-term debt	1,425,000	36,398
Distributions received from equity investments, net	14	67
Proceeds from issuance of common stock under employee stock purchase plan	390	485

Cash flows provided by other financing and investing activities	1,427,846	62,149
Repayment of debt	(1,448,880)	(81,096)
Payments, net, for assets held under capital leases	—	(105)
Debt issuance costs paid	(48,064)	(1,621)

Capital (deficiency) availability for operations and capital expenditures	$(69,098)	$(20,673)

      Based upon existing market conditions and our present capital structure, we believe that cash flows from operations and funds from currently available credit facilities will be sufficient to enable us to meet required cash commitments through the next twelve-month period.

      Centennial, its subsidiaries, affiliates and controlling stockholders (including Welsh Carson and The Blackstone Group and their respective affiliates) may from time to time, depending upon market conditions, seek to purchase certain of Centennial’s or its subsidiaries’ securities in the open market or by other means, in each case to the extent permitted by existing covenant restrictions.

Acquisitions, Exchanges and Dispositions

      Our primary acquisition strategy is to obtain controlling ownership interests in communications systems serving markets that are proximate to or share a community of interest with our current markets. We may pursue acquisitions of communications businesses that we believe will enhance our scope and scale. Our strategy of clustering our operations in proximate geographic areas enables us to achieve operating and cost efficiencies, as well as joint marketing benefits, and also allows us to offer our subscribers more areas of uninterrupted service as they travel. In addition to expanding our existing clusters, we also may seek to acquire interests in communications businesses in other geographic areas. The consideration for such acquisitions may consist of shares of stock, cash, assumption of liabilities, a combination thereof or other forms of consideration.

      On September 6, 2004, we entered into a definitive agreement to sell our cable television operations in Puerto Rico for approximately $155 million in cash. The transaction is subject to customary closing conditions, including regulatory approval, and is expected to occur in the first quarter of calendar year 2005. However, no assurances can be made that the transaction will be consummated on this timetable or at all. For a description of the pro forma effect on our historical financial statements the sale of our cable television operations in Puerto Rico, see our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus.

      In January 2003, we sold our 60% interest in Infochannel Limited, an Internet service provider in Jamaica, for $3.0 million and we recorded a pre-tax gain of $0.3 million. In connection with the sale, we received $1.5 million in cash and a promissory note for the balance of $1.5 million. The obligors on the note were Infochannel and Patrick Terrelonge, its chief executive officer. The obligors on the note have defaulted on their obligations to repay the note in full. Accordingly, we have commenced legal proceedings against them to collect the amounts due under the note. As of May 31, 2004, we determined that it is probable that neither Infochannel nor Mr. Terrelonge will satisfy the note and recorded a charge of $1.5 million to fully reserve for the note.

      In August 2002, we sold our 51% interest in CDJ to Oceanic Digital Communications Inc., the 49% shareholder of CDJ. This transaction was initiated in fiscal 2002. We recorded a pre-tax gain of $2.6 million, which is included in loss (gain) on disposition of assets in the consolidated statement of operations for the twelve months ended May 31, 2003. In addition, we reduced our net liabilities by approximately $2.6 million, including consolidated long-term debt by approximately $45.1 million (largely comprised of a vendor financing credit facility with Lucent Technologies which was non-recourse to us) as a result of this transaction.

      In May 2002, we announced that we had entered into an agreement with AAT to sell to AAT 186 telecommunications towers located throughout our U.S. wireless serving areas for a purchase price of approximately $34.1 million in cash. The agreement was subject to customary closing conditions and the tower sales closed on a rolling basis during fiscal 2003 and during the three months ended August 31, 2003. During the fiscal year ended May 31, 2003, we sold 144 telecommunications towers to AAT for approximately $24.0 million. During the fiscal year ended May 31, 2004, we sold an additional 14 telecommunications towers to AAT for proceeds of approximately $2.6 million. We do not expect to sell any additional towers to AAT under this agreement.

      In June 2001, we entered into definitive, multi-year agreements with Global Crossing Ltd., or Global Crossing, for the purchase and sale of fiber-optic undersea capacity connecting the Caribbean and the United States and other products and services in the Caribbean. In December 2001, March 2002 and April 2003, Global Crossing and we restructured these agreements and significantly reduced our commitments to one another. As of May 31, 2003, we paid $45.0 million (of which $15.0 million was paid in fiscal year 2002 and $30.0 million was paid in fiscal year 2001) to Global Crossing and received

$10.4 million (of which $5.9 million was received in fiscal year 2002 and $4.5 million was received in fiscal year 2001) from Global Crossing. Under the restructured agreements, we have paid Global Crossing a net amount of $34.6 million ($45.0 million less forfeitures by Global Crossing of $10.4 million) in exchange for fiber-optic undersea capacity connecting Puerto Rico and the United States and other routes on the Global Crossing network and received a $1.7 million credit that was applied towards the purchase of products and services on the Global Crossing network, including, without limitation, prepaid maintenance costs on the undersea capacity and a $1.2 million credit that was applied during the fiscal year ended May 31, 2003 for voice services. For the fiscal year ended May 31, 2004, we have applied the entire $1.7 million credit mentioned above towards amounts owed to Global Crossing. The fiber-optic undersea capacity received by us from Global Crossing is included in property, plant and equipment, net in the consolidated balance sheet and is being amortized over its useful and contractual life of 15 years. We have not recognized any revenue from Global Crossing under this transaction.

Recent Accounting Pronouncements

      We have completed the process of assessing the effect of the following accounting pronouncements on our consolidated results of operations, consolidated financial position and consolidated cash flows and determined that the effect was not material:

•	SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure

•	SFAS No. 149, Amendments of Statement 133 on Derivative Instruments and Hedging Activities

•	SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

•	EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables

•	FASB Interpretation No. 46, Consolidation of Variable Interest Entities

Commitments and Contingencies

      We have filed a shelf registration statement with the SEC for the sale of up to 72,000,000 shares of our common stock that may be offered from time to time in connection with acquisitions. The SEC declared the registration statement effective on July 14, 1994. As of May 31, 2004, 37,613,079 shares remain available for issuance under the shelf.

      On July 7, 2000, the SEC declared effective our universal shelf registration statement, which registered our sale of up to an aggregate of $750.0 million of securities (debt, common stock, preferred stock and warrants), as well as the resale of up to 20,000,000 shares of our common stock out of approximately 87,000,000 shares owned by certain of our controlling stockholders (including Welsh Carson and an affiliate of The Blackstone Group). As of May 31, 2004, we have sold $38.5 million of securities under the shelf and our controlling stockholders have sold 3,000,000 shares. As a result, $711.5 million of our securities for future issuance and the resale of 17,000,000 shares of common stock owned by our controlling stockholders remain available.

      We have entered into multi-year roaming agreements with Cingular Wireless and AT&T Wireless for analog, TDMA and GSM traffic. Under these agreements, we are required to overlay our existing U.S. wireless network with a GSM network. The GSM overlay has required in fiscal 2004 and will require in fiscal 2005 incremental expenditures, above our historical U.S. wireless expenditure levels, of approximately $10.0 million to $15.0 million. In connection with the roaming agreement with AT&T Wireless, AT&T Wireless granted us two separate options to purchase 10 MHz of spectrum covering an aggregate of approximately 4.2 million Pops in Michigan and Indiana. The aggregate exercise price of the options was $20.0 million, but the options could be exercised on a proportionate basis for less than all of the 4.2 million Pops. In August 2004, we entered into a definitive agreement with AT&T Wireless to exercise the option with respect to substantially all of the markets under option and acquire 10 MHz of PCS spectrum covering approximately 4.1 million Pops in Michigan and Indiana for an aggregate purchase price of is $19.5 million. At the same time, we entered into a definitive agreement to sell to

Verizon Wireless for $24 million in cash the Indianapolis and Lafayette, Indiana licenses covering approximately 1.9 million Pops that we expected to acquire from AT&T Wireless. We received approval of these transactions from the FCC and consummated the transactions on October 1, 2004, prior to the FCC approvals becoming final orders. As a result of the transactions, we have acquired licenses covering approximately 2.2 million incremental Pops and received $4.5 million in cash.

      During the fiscal year ended May 31, 2003, an affiliate of Welsh Carson purchased in open market transactions approximately $153.0 million principal amount of the Senior Subordinated Notes. Together with the previous purchases, the Welsh Carson affiliate held approximately $189.0 million principal amount of the Senior Subordinated Notes. On September 24, 2002, we entered into an indemnification agreement with the Welsh Carson affiliate pursuant to which the Welsh Carson affiliate agreed to indemnify us in respect of taxes which may become payable by us as a result of these purchases. In connection with these transactions, we recorded a $15.9 million income tax payable included in accrued expenses and other current liabilities, and a corresponding amount due from the Welsh Carson affiliate that is included in prepaid expenses and other current assets. As part of the February 2004 refinancing transactions, we redeemed $70.0 million in aggregate principal amount of the Senior Subordinated Notes, reflecting approximately $34.9 million principal amount of Senior Subordinated Notes held by the Welsh Carson affiliate.

      In May 2003, we entered into a multi-year agreement with Ericsson, Inc. to purchase equipment and services to overlay our U.S. wireless networks with GSM/GPRS technology. We have committed to purchase approximately $15.9 million of equipment and services under the agreement. As of May 31, 2004, we have paid approximately $5.2 million in connection with this agreement.

      The following table summarizes our scheduled contractual cash obligations and commercial commitments at May 31, 2004 (unless otherwise noted), and the effect that such obligations are expected to have on liquidity and cash flow in future periods.

		Less than	1-3		After
Contractual Obligations	Total	1 Year	Years	3-5 Years	5 Years

Long-term debt obligations	$1,767,866	$5,850	$11,903	$312,360	$1,437,753
Operating leases obligations	103,745	11,813	17,807	11,831	62,294
Purchase obligations	10,699	10,699	—	—	—

Total contractual cash obligations	1,882,310	28,362	29,710	324,191	1,500,047
Sublessor agreements	1,893	681	855	357	—

Net	$1,880,417	$27,681	$28,855	$323,834	$1,500,047

Related Party Transactions

      Welsh Carson and its affiliates hold an approximate 54% of our outstanding common stock, and The Blackstone Group and its affiliates hold approximately 24% of our outstanding common stock. In January 1999, we entered into a stockholders’ agreement with Welsh Carson and The Blackstone Group, under which an affiliate of each of Welsh Carson and The Blackstone Group receives an annual monitoring fee of approximately $0.5 million and $0.3 million, respectively. We recorded expenses of approximately $0.8 million under the stockholders’ agreement for each of the fiscal years ended May 31, 2004, 2003 and 2002. At May 31, 2004 and 2003, approximately $0.1 million of such amounts were recorded within payable to affiliates in our consolidated balance sheets.

      In January 1999, we issued the Mezzanine Debt to affiliates of Welsh Carson. During fiscal 2004, we repaid all of the Mezzanine Debt in full in connection with our refinancing transactions.

      During the fiscal year ended May 31, 2003, an affiliate of Welsh Carson purchased in open market transactions approximately $153.0 million principal amount of the Senior Subordinated Notes. Together with the previous purchases, the Welsh Carson affiliate held approximately $189.0 million principal amount of the Senior Subordinated Notes. On September 24, 2002, we entered into an indemnification agreement with the Welsh Carson affiliate pursuant to which the Welsh Carson affiliate agreed to indemnify us in respect of taxes which may become payable by us as a result of these purchases. In connection with these transactions, we recorded a $15.9 million income tax payable included in accrued expenses and other current liabilities, and a corresponding amount due from the Welsh Carson affiliate that is included in prepaid expenses and other current assets. As part of the February 2004 refinancing transactions, we redeemed $70.0 million in aggregate principal amount of the Senior Subordinated Notes, reflecting approximately $34.9 million principal amount of Senior Subordinated Notes held by the Welsh Carson affiliate.

      We are a party to various transactions involving entities controlled by Abraham Selman, the 20% minority stockholder in our Dominican Republic operations. During the fiscal year ended May 31, 2004, we paid entities owned by Mr. Selman amounts totaling approximately $0.9 million, including approximately $0.7 million related to the build-out of our wireless operations in the Dominican Republic. At May 31, 2004, we were owed approximately $0.3 million by companies under Mr. Selman’s control.

      In connection with our $500 million 2013 Senior Notes offering and related amendment to the old senior credit facility, we reimbursed Welsh Carson and The Blackstone Group for their outside counsel legal fees in the amounts of $1.1 million and $0.1 million, respectively.

Subsequent Events

      In June 2004, we amended our billing services agreement with Convergys Information Management Group, Inc. (previously ALLTEL Information Systems), or Convergys, which acquired Alltel Information Services, Inc. in December 2003. The agreement has a term of seven years and Convergys agreed to provide billing services and data communications network management and support, including network planning and design, network monitoring, fault detection and correction and equipment maintenance for our wireless billing operations throughout the company. Subject to the terms of the agreement including performance standards, we have committed to purchase a total of approximately $74.6 million of services through June 30, 2011, under this agreement. As of May 31, 2004, we have not paid any amounts in connection with this agreement.

      In August 2004, we entered into a definitive agreement with AT&T Wireless to acquire 10 MHz of PCS spectrum covering approximately 4.1 million Pops in Michigan and Indiana for an aggregate purchase price of $19.5 million. At the same time, we announced that we entered into a definitive agreement to sell to Verizon Wireless for $24.0 million in cash the Indianapolis and Lafayette, Indiana licenses covering approximately 1.9 million Pops that we expected to acquire from AT&T Wireless. We received approval of these transactions from the FCC and consummated the transactions on October 1, 2004, prior to the FCC approvals becoming final orders. As a result of the transactions, we have acquired licenses covering approximately 2.2 million incremental Pops and received $4.5 million in cash.

      In August 2004, the FCC granted our request to allow us to receive high-cost universal service support as of the date that the telecommunications regulatory bodies in Michigan, Louisiana and Mississippi (non-rural areas only) designated us as an eligible telecommunications provider, as opposed to having to wait numerous months after such designation to begin receiving funds. This will allow us to receive additional Universal Service Funds in fiscal 2005.

      In connection with the issuance of the senior notes on February 9, 2004, we entered into a registration rights agreement pursuant to which we agreed, among other things, (i) to register the senior notes with the SEC within 180 days after February 9, 2004 and (ii) to consummate the related exchange offer within 210 days after February 9, 2004. As a result of our restatement described in Note 16 to the consolidated financial statements, the registration process has been delayed beyond the required dates. As a result, pursuant to the terms of the registration rights agreement, effective August 8, 2004, we are obligated to pay an additional 0.50% per annum of interest on the senior notes. We are obligated to pay this additional interest until we consummate the exchange offer.

Quantitative and Qualitative Disclosures About Market Risk

      We are subject to market risks due to fluctuations in interest rates. Approximately $598.5 million of our long-term debt has variable interest rates. However, with the issuance of the 2013 Senior Notes and the senior notes during fiscal 2004, we have substantially reduced our reliance on variable rate debt. We have utilized interest rate swap and collar agreements to hedge variable interest rate risk on a portion of our variable interest rate debt as part of our interest rate risk management program. There are no interest rate swap or collar agreements in existence as of May 31, 2004.

      The table below presents principal amounts and related average interest rate by year of maturity for our long-term debt. Weighted average variable rates are based on implied forward rates in the yield curve as of May 31, 2004:

	Fiscal Year Ended May 31,

	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value

	(in thousands)
Long-term debt:
Fixed rate	$(150)	$(54)	$(43)	$88	$300,272	$869,253	$1,169,366	$1,188,585
Average fixed interest rate	11.3%	13.9%	10.0%	10.0%	10.7%	9.4%	9.7%	—
Variable rate	$6,000	$6,000	$6,000	$6,000	$6,000	$568,500	$598,500	$598,500
Average variable interest rate(1)	2.1%	3.8%	4.8%	5.4%	5.8%	6.0%	5.9%	—

(1)	Represents the average interest rate before applicable margin on the new senior credit facility debt.

      We have variable rate debt that at May 31, 2004 and 2003 had outstanding balances of $598.5 million and $1,158.6 million, respectively. The fair value of such debt approximates the carrying value at May 31, 2004. Based on our unhedged variable rate obligations outstanding at May 31, 2004 a hypothetical increase or decrease of 10% in the weighted average variable interest rate would have increased or decreased our annual interest expense by approximately $0.7 million.

BUSINESS

Overview

      We are a leading regional wireless and broadband (wireline and cable television) telecommunications service provider serving over one million customers in markets covering over 17.3 million Net Pops in the United States and the neighboring Caribbean. In the United States, we are a regional wireless service provider in small cities and rural areas in two geographic clusters covering parts of six states. In our Puerto Rico-based Caribbean service area, which also includes operations in the Dominican Republic and the U.S. Virgin Islands, we are a facilities-based, fully integrated communications service provider offering both wireless and, in Puerto Rico and the Dominican Republic, broadband services to business and residential customers. On September 6, 2004, we entered into a definitive agreement to sell our cable television operations in Puerto Rico for approximately $155 million in cash. The transaction is subject to customary closing conditions, including regulatory approval, and is expected to occur in the first quarter of calendar year 2005. However, no assurances can be made that the transaction will be consummated on this timetable or at all. See “Prospectus Summary — Recent Developments” for additional information regarding the sale of our cable television operations.

      Below are some key statistics regarding our business:

•	approximately 1,051,200 wireless subscribers, 264,100 access line equivalents and 73,400 cable subscribers at the end of fiscal 2004.

•	revenue of $828.8 million for fiscal 2004, an increase of 10.6% from fiscal 2003.

•	net loss of $22.8 million for fiscal 2004, as compared to a net loss of $111.6 million for fiscal 2003.

•	capital expenditures of $132.9 million in fiscal 2004, as compared to $133.1 million in fiscal 2003.

Significant Financing Transactions During Fiscal 2004

•	In June 2003, we issued $500 million aggregate principal amount of our 2013 Senior Notes. We used the net proceeds of $470 million to repay $470 million under our senior secured credit facility and amended our senior secured credit facility to provide us with additional flexibility under its financial and other covenants.

•	In November 2003, we completed a public offering of 10,000,000 shares of our common stock at $5.50 per share for total gross proceeds of $55 million. The offering included 7,000,000 primary shares sold by us and 3,000,000 shares sold by affiliates of The Blackstone Group, one of our principal stockholders. The equity offering almost doubled the public float of our common stock.

•	In February 2004, we consummated refinancing transactions consisting of a new $750 million senior secured credit facility and the issuance of $325 million of the senior notes. The new senior credit facility is comprised of a $600 million, seven-year term loan maturing in 2011 and a $150 million, six-year revolving credit facility maturing in 2010. Term loan borrowings under the new senior credit facility, together with proceeds of the new senior notes, were used to refinance and replace our existing senior secured credit facilities, repurchase all of our Mezzanine Debt, which were accruing paid-in-kind interest at a rate of 13.0%, repurchase or redeem $70 million aggregate principal amount of our outstanding $370 million Senior Subordinated Notes and pay related fees and expenses.

Our Operations

U.S. Wireless

      In the United States, we provide digital wireless service in two geographic clusters, covering approximately 6.1 million Net Pops. Our Midwest cluster includes parts of Indiana, Michigan and Ohio, and our Southeast cluster includes parts of Louisiana, Mississippi and Texas. Our clusters are comprised of small cities and rural areas that generally have lower penetration levels than major metropolitan areas.

Through clustering, we believe we are able to achieve critical mass and operating efficiencies while developing a respected brand image and strong local market presence within our service areas. Further, these clusters are near major metropolitan markets, and we benefit from the traffic generated by subscribers of other wireless service providers who roam into our coverage areas.

      We have long-term roaming agreements with many wireless carriers, the most significant of which are AT&T Wireless Services, Inc. and Cingular Wireless LLC. These roaming agreements enable us to offer nationwide plans at attractive rates. We believe that the quality and coverage of our network provide us with a strategic advantage over our competitors. We own 25 MHz of spectrum in the 800 MHz frequency band in each of our 30 U.S. wireless markets. Our network currently employs analog technology, TDMA digital technology and GSM technology that supports GPRS advanced data technology. GSM/ GPRS aligns our technology with our largest roaming partners. We launched GSM service in our Midwest cluster in November 2003 by overlaying GSM technology at every cell site in our Midwest cluster. We have begun the overlay of our Southeast cluster network with GSM technology, and we expect to launch GSM service in the Southeast cluster by the end of calendar year 2004.

      In August 2004, we announced that we entered into a definitive agreement with AT&T Wireless to acquire 10 MHz of PCS spectrum covering approximately 4.1 million Pops contiguous to our existing footprint in Michigan and Indiana for an aggregate purchase price of $19.5 million. At the same time, we announced that we entered into a definitive agreement to sell to Verizon Wireless for $24.0 million in cash the Indianapolis and Lafayette, Indiana licenses covering approximately 1.9 million Pops that we expected to acquire from AT&T Wireless. We received approval of these transactions from the FCC and consummated the transactions on October 1, 2004, prior to the FCC approvals becoming final orders. As a result of the transactions, we have acquired licenses covering approximately 2.2 million incremental Pops and received $4.5 million in cash. We anticipate launching the Grand Rapids and Lansing, Michigan markets with GSM/ GPRS technology by the end of calendar year 2005. These markets represent approximately 1.4 million Pops and will bridge the gap in our Midwest cluster.

      As a result of the transactions described above, we own 10 MHz of PCS spectrum in the following new markets:

Markets	Ownership	Pops(1)	Net Pops

Grand Rapids, MI	100%	842,000	842,000
Lansing, MI	100%	512,000	512,000
Muskegan, MI	100%	229,000	229,000
Saginaw-Bay City, MI	100%	404,000	404,000
Muncie, IN	100%	118,000	118,000
Anderson, IN	100%	133,000	133,000

Total		2,238,000	2,238,000

(1)	Source: Claritas

Caribbean Region

      In the Caribbean region, we offer wireless, wireline and cable television services in Puerto Rico, wireless and wireline services in the Dominican Republic and wireless services in the U.S. Virgin Islands. We derived approximately 89% of our Caribbean revenue for fiscal 2004 from our Puerto Rico operations. Puerto Rico is a U.S. dollar-denominated and FCC regulated commonwealth of the United States.

      Caribbean Wireless. Our Caribbean wireless operations cover a population of approximately 13.0 million and serve Puerto Rico, the Dominican Republic and the U.S. Virgin Islands using the same digital technology, called CDMA. We launched wireless services in Puerto Rico in December 1996, in the Dominican Republic in October 2000 and in the U.S. Virgin Islands in June 2001.

      We believe wireless telecommunications services are experiencing significant growth in our Caribbean operating region due to lower wireless penetration and lower wireline teledensity as compared to the United States. We also believe that lower wireline teledensity has resulted in significant substitution of wireline services with wireless services. This is evidenced by a 19.7% increase in our postpaid minutes of usage per month from 981 minutes for fiscal 2003 to 1,174 minutes for fiscal 2004. This compares to an average of approximately 500 minutes per month for wireless subscribers in the United States for the twelve months ended December 31, 2003, according to the Cellular Telecommunications and Internet Association. For this reason, we focus on intensive postpaid users of service generating higher ARPUs.

      We provide wireless services in Puerto Rico pursuant to a 30 MHz license in the 1900 MHz frequency band that also covers the U.S. Virgin Islands. Our wireless network is supported by our high-capacity terrestrial and undersea fiber-optic network, which decreases our marginal network costs.

      In the Dominican Republic, we own 80% of All America Cables and Radio, Inc., our Dominican Republic subsidiary, which operates under the name “Centennial Dominicana” and holds a 30 MHz license at the 1900 MHz frequency band.

      Caribbean Broadband. Our Caribbean broadband business includes wireline operations in Puerto Rico and the Dominican Republic and cable television operations in Puerto Rico. We launched broadband services in Puerto Rico in August 1997 and in the Dominican Republic in April 2000, and we acquired cable television operations in Puerto Rico in September 2000.

      In Puerto Rico, we have built a fully integrated communications company since our launch in 1997 and are the only significant fiber-based CLEC on the island. We provide a broad range of services, including switched voice, private line services, international long distance, data, cable television, toll-free and Internet-related services, to business and residential customers over our own fiber-optic, coaxial and microwave network. Our digital cable television system serves southern and western Puerto Rico. On September 6, 2004, we entered into a definitive agreement to sell our cable television operations in Puerto Rico. See “Prospectus Summary — Recent Developments” for additional information regarding the sale of our cable television operations.

      In the Dominican Republic, we have constructed a terrestrial fiber-optic network and offer broadband services in Santo Domingo, the country’s capital. Currently, the majority of our broadband revenue in the Dominican Republic is derived from terminating the long-distance traffic of other carriers originating in the United States.

      To complement our terrestrial fiber-optic networks, we own significant undersea fiber-optic capacity connecting key markets in the Caribbean with our international gateway switch in Miami, Florida. This extensive fiber network allows us to offer customers with operations in our Caribbean service area low-cost, high-quality, end-to-end broadband solutions. For example, we provide America Online, Inc. with telecommunications services to enable it to bring its Internet services to Puerto Rico.

Competitive Strengths

      Competitive Advantage Through Our Owned Fiber-Optic Network in the Caribbean. Our extensive terrestrial fiber-optic network supports all of our services in the Caribbean and, along with the purchased capacity we have on undersea fiber-optic cables, allows us to offer our customers a single-vendor solution for broadband connectivity to the United States. Our broadband and wireless businesses share network and business infrastructure, including our fiber-optic and microwave networks, switching equipment and back-office functions, which we believe enables us to transmit traffic more cheaply than some of our competitors who do not own broadband networks. We capitalize on this advantage by serving intensive users of telecommunications services.

      High Quality Network. We believe that the quality and coverage of our network contributes to our high customer retention. Our monthly postpaid churn rate was 1.9% and 2.4% for our U.S. wireless and Caribbean wireless operations, respectively, for fiscal 2004. During fiscal 2004, we significantly improved the quality of our networks. In Puerto Rico, we significantly increased the number of cell sites and coverage of our wireless network and in the Dominican Republic we upgraded our network with new 3G equipment supplied by Nortel. Further, in the United States, we have completed an overlay of the network of our Midwest cluster and we have begun overlaying the network of our Southeast cluster with GSM/ GPRS technology, which is the most commonly used global standard and is employed by our largest roaming partners. The primary benefits of GSM/ GPRS technology are better network capabilities and a superior selection of handsets in terms of price, functionality and style.

      Market Opportunity in the Caribbean. We believe that Puerto Rico and the Dominican Republic are large markets with lower penetration rates and lower teledensity rates than the United States for both wireless and broadband telecommunications services and present an attractive market opportunity for us. We have established wireline and wireless operations in each of these markets and believe we are well positioned to expand these operations.

      Extensive Direct Distribution. Over 75% of our wireless sales in the United States and Caribbean and substantially all of our broadband and cable television sales are made through our own employees. We believe this extensive company-owned distribution network, consisting of 87 stores and 165 kiosks and approximately 1,440 sales associates as of May 31, 2004, enables us to provide a superior sales and customer service experience to our customers. We believe our competitors rely more heavily on higher cost, indirect distribution channels.

      Geographic Focus. We believe that we are able to give our geographic markets more focused attention than the national and multinational telecommunications operators with whom we compete. Generally, our markets are not large enough to be of critical importance to national and global competitors, which we believe permits us to provide superior customer service and tailored service offerings to these specific regions and customers.

      Strong Management Team and Equity Investors. We have assembled our management team from several of the world’s leading telecommunications operators, including ALLTEL Corporation/360 Communications Company, Bell Atlantic Corporation (now Verizon Communications Inc.), SBC Communications Inc. and Millicom International Cellular S.A. Welsh Carson and The Blackstone Group, leading private equity investors, are our controlling stockholders.

Business Strategy

      Target High-Quality Wireless Customers. In our U.S. and Caribbean wireless businesses, we target high-quality, postpaid wireless customers. As of May 31, 2004, approximately 96% of our U.S. wireless customers and approximately 73% of our Caribbean wireless customers subscribed to postpaid service plans. The quality of our U.S. wireless customer base is further demonstrated by our low postpaid churn rates, which averaged 1.9% for fiscal 2004, and our low bad debt expense for fiscal 2004 of 0.8% of service revenue, both of which we believe are among the lowest rates in our industry. We grew our postpaid customer base in our Caribbean service area by 20.7% in fiscal 2004. We target high usage wireless customers in our Caribbean service area by offering service plans with a significant number of minutes in exchange for a higher monthly fee. The ARPU for our Caribbean postpaid wireless customers was $73 for fiscal 2004.

      Continue to Build Our Brand. Our vision is to be the premier regional telecommunications service provider by tailoring the ultimate customer experience in the markets we serve. We believe brand development is essential in the increasingly competitive telecommunications marketplace. Our brand emphasizes a superior customer experience by providing a quality network, pleasant, hassle-free point of sales experience and effective customer service. As a regional telecommunications provider, we tailor our brand to the three wireless markets we serve: “Trusted Advisor” in the United States, “En Confianza” in Puerto Rico and “Centennial Te Escucha” in the Dominican Republic. We believe the success of our brand-building efforts is reflected in our level of postpaid churn of 1.9% and 2.4% in our U.S. and Caribbean wireless markets, respectively, for fiscal 2004.

      Increase Penetration of Our Broadband Business. We are the only significant facilities-based competitor to the PRTC, the incumbent wireline carrier in Puerto Rico. We have laid over 1,700 miles of fiber-optic cable in Puerto Rico that reaches over 1,100 buildings. We believe that our ability to extend this extensive owned fiber-optic network directly to the customer’s premises enables us to quickly meet customer demands for high-bandwidth services. We believe this network, coupled with our competitive prices, allows us to capture a large share of new, high-capacity landline services in Puerto Rico. We intend to continue to leverage this network to increase our market share. We currently serve some of the largest enterprises, carriers and governmental institutions in Puerto Rico, including America Online, Inc., BellSouth Corporation, Cisco Systems, Inc., Hewlett-Packard Company, Lucent Technologies Inc., Microsoft Corporation, Pfizer, Inc., the Procter & Gamble Company and the University of Puerto Rico.

      Integrate GSM/ GPRS in Our U.S. Wireless Operations. We launched GSM/ GPRS service in our Midwest cluster in November 2003. We expect to launch GSM/ GPRS service in the Southeast cluster by the end of calendar year 2004. GSM/ GPRS provides faster data services and makes available more attractive, multi-functional handsets, such as camera phones. Further, it aligns us technologically with our principal roaming partners. We expect this deployment will improve our service offerings and will be important in attracting and retaining customers for our U.S. wireless operations.

      Develop and Promote Wireless Data Offerings. Wireless data is among the fastest growing areas of the mobile telecommunications industry. We have upgraded our networks to take advantage of this growth area and expect to begin offering a range of messaging services to our customers including text messaging, short messaging and multi-media messaging. In addition, our customers can currently access the Internet directly from their handsets and we expect to offer our customers the ability to download games and ring tones.

      Improve U.S. Wireless Competitive Position. After consummation of our spectrum purchase agreement with AT&T Wireless and subsequent sale to Verizon Wireless of the Indianapolis and Lafayette, Indiana licenses acquired from AT&T Wireless, we own 10 MHz of PCS spectrum covering approximately 2.2 million incremental Pops that is contiguous to our existing footprint in our Midwest Cluster. We anticipate launching the Grand Rapids and Lansing, Michigan markets by the end of calendar year 2005. These markets represent approximately 1.4 million incremental Pops and bridge the gap in our Midwest cluster. We believe this measured expansion will improve our footprint and competitive position in our Midwest cluster by enabling us to better market our services to more of our existing footprint, while simultaneously expanding our footprint to key markets in Michigan. We expect the expanded footprint will also lower our roaming costs by increasing the percentage of on-network minutes used by our customers.

Wireless Telephone Markets and Interests

      The chart below sets forth information regarding our wireless operations as of May 31, 2004, as reported in the 2002 Kagan’s Wireless Telecom Atlas & Database, with respect to our U.S. and Puerto Rico service areas, and by Banco Central de la Republica Dominicana, Departmento de Cuentas Nacionales, for our Dominican Republic service area. Those U.S. wireless telephone systems and the investment interests, which are in Metropolitan Statistical Areas, or MSAs, are asterisked; the remainder are in Rural Service Areas, or RSAs.

      As of May 31, 2004, our Caribbean wireless and U.S. wireless operations had 1,051,200 wireless subscribers in the markets listed below.

Markets	Ownership	Pops	Net Pops

U.S. Wireless Telephone Systems
Midwest Cluster
Kalamazoo, MI*	100.0%	318,900	318,900
Cass, MI	100.0%	308,000	308,000
Newaygo, MI	100.0%	261,100	261,100
Battle Creek, MI*	100.0%	196,200	196,200
Benton Harbor, MI*	100.0%	162,600	162,600
Jackson, MI*	100.0%	160,100	160,100
Roscommon, MI	100.0%	152,300	152,300
Allegan, MI	100.0%	108,200	108,200

System Subtotal		1,667,400	1,667,400

South Bend, IN*	100.0%	314,300	314,300
Richmond, IN	100.0%	220,700	220,700
Newton, IN	100.0%	219,800	219,800
Elkhart-Goshen, IN*	91.7%	187,200	171,700
Williams, OH	100.0%	128,500	128,500

System Subtotal		1,070,500	1,055,000

Fort Wayne, IN*	100.0%	471,300	471,300
Miami, IN	100.0%	187,800	187,800
Kosciusko, IN	100.0%	193,300	193,300
Huntington, IN	100.0%	147,700	147,700
Kokomo, IN*	100.0%	102,300	102,300

System Subtotal		1,102,400	1,102,400

Midwest Cluster Subtotal		3,840,300	3,824,800

Southeast Cluster
Beauregard, LA	100.0%	404,400	404,400
Beaumont-Port Arthur, TX*	100.0%	389,200	389,200
Lafayette, LA*	94.5%	244,100	230,700
West Feliciana, LA	100.0%	194,900	194,900
Claiborne, MS	100.0%	161,500	161,500
Alexandria, LA*	100.0%	144,400	144,400
Iberville, LA	100.0%	160,500	160,500
DeSoto, LA	100.0%	114,000	114,000
Copiah, MS	100.0%	125,500	125,500
Bastrop, LA	100.0%	84,300	84,300
Caldwell, LA	100.0%	73,100	73,100
Lake Charles, LA*	100.0%	186,100	186,100

Southeast Cluster Subtotal		2,282,000	2,268,600

Total U.S. Wireless Telephone Systems		6,122,300	6,093,400

Markets	Ownership	Pops	Net Pops

Caribbean Wireless Telephone Systems
Puerto Rico Wireless Telephone System (including the U.S. Virgin Islands)	100.0%	3,994,100	3,994,100
Dominican Republic Wireless Telephone System	80.0%	8,960,000	7,168,000

Total Caribbean Wireless Telephone Systems		12,954,100	11,162,100

Investment Interests
Lawrence, PA	14.3%	209,800	30,000
Del Norte, CA	6.9%	213,400	14,700

Total Investment Interests		423,200	44,700

Total U.S. Wireless Telephone Systems, Caribbean Wireless Telephone Systems and Investment Interests		19,499,600	17,300,200

Products and Services

      Wireless. The nature of the products and services we offer varies depending on the market. Our principal source of revenue is derived from providing network access and airtime minutes of use to wireless telephone subscribers. We offer primarily postpaid and, to a lesser extent, prepaid wireless services. Other value-added services available to wireless telephone subscribers are similar to those provided by conventional landline telephone systems, including custom calling features such as voice mail, caller ID, call forwarding, call waiting and conference calling. In the United States, we also offer our customers short messaging services. In Puerto Rico, our recently upgraded next generation networks give our customers access to the wireless web directly from their handsets through our mobile web offering. With the rollout of our GSM/ GPRS networks in the United States and our 3G-ready CDMA networks in the Caribbean, we intend to expand the array of our wireless data offerings during fiscal 2005.

      We offer our wireless customers a variety of handsets employing TDMA and GSM technology in the United States and CDMA technology in the Caribbean. We offer for sale a variety of handsets and accessories incorporating the latest in digital technology that is supportable on our network and a variety of rate plans designed to meet the varied needs of our customers. Most rate plans consist of a fixed monthly charge (with varying allotments of included minutes), plus variable charges for additional minutes of use. These handsets allow, among other things, our customers to roam onto other carriers’ digital or analog networks. We offer handsets primarily from Nokia, Kyocera, Motorola, Sony Ericsson, and Samsung.

      Broadband. In our Puerto Rico and Dominican Republic service areas, we offer a broad range of communications services including ATM (asynchronous transfer mode), frame relay, Wi-Fi, gigabit ethernet dedicated access, dedicated Internet ports, international long distance, switched access, high speed Internet access, dial-up Internet access and private line services. We also offer cable television services in our Puerto Rico service area. All services are provided over our own fiber-optic, coaxial and microwave network. We also offer customers web page design, development, hosting and web casting, integration services and a variety of e-commerce design and related services. On September 6, 2004, we entered into a definitive agreement to sell our cable television operations in Puerto Rico. See “Prospectus Summary — Recent Developments” for additional information regarding the sale of our cable television operations.

Roaming

      In the United States, a significant portion of our revenue is generated from roaming. We have negotiated agreements with our roaming partners that allow both companies’ customers to make and receive calls outside of their home calling areas. During the last several years, we significantly lowered our prices to our roaming partners to discourage them from building networks in our service areas and moving roaming minutes off our network. As part of these agreements, we also significantly reduced our incollect costs (the costs we pay other carriers when our subscribers are roaming on their networks). Our U.S. wireless roaming revenue in fiscal 2004 was $54.3 million, or approximately 14.7% of our total U.S. wireless revenue, as compared to $77.6 million, or approximately 21.8% of our total U.S. wireless revenue in fiscal 2003. We expect the trend of decreasing roaming revenues to continue. Roaming is not a significant component of our Caribbean wireless business.

Sales and Marketing

      In the United States we market our services and products under the name “Centennial Wireless.” In Puerto Rico, we market our wireless services and products under the name “Centennial de Puerto Rico,” and our broadband business under the name “Centennial Business Solutions.” In the Dominican Republic, we market our services and products under the name “Centennial Dominicana.” Our vision is to be the premier regional telecommunications service provider by tailoring the ultimate customer experience in the markets we serve. Our sales and marketing strategy incorporates this vision. We have enhanced our “Trusted Advisor” brand message in the United States to differentiate and communicate value based on our customer service advantage. We communicate this value through the services we provide customers, which we have branded our “Blue Shirt Promises.” In Puerto Rico we have introduced branding campaigns named “En Confianza” and use “En Confianza” and “Centennial Te Escucha” in the Dominican Republic. Each of these branding initiatives is designed to convey our strategy based on delivering superior customer service.

      Our marketing objective is to increase our customer base, increase revenue and reduce subscriber cancellations. Our current marketing strategy is to establish a strong local presence in each of our markets. We target customers who are likely to generate higher monthly revenue and low churn rates. In marketing our services, we stress our superior sales and customer service, our quality wireless network, competitive prices, technologically advanced features and the local presence of our sales and customer service representatives and technical staff. In both the United States and the Caribbean, we focus on marketing our services to postpaid customers. In the United States, we focus on customers who live and work in our licensed serving areas, which keeps a significant portion of the minutes of use on our own network. We also offer nationwide calling plans for customers who are attracted to one flat wireless rate. The nationwide calling area offered in the United States includes our licensed area plus the roaming areas of AT&T Wireless, Cingular, Verizon Wireless and ALLTEL.

      As of May 31, 2004, we operated 110 retail outlets in the United States and 142 retail outlets in the Caribbean, consisting of retail stores and kiosks. In Puerto Rico and the U.S. Virgin Islands, we have a store or kiosk presence in most major shopping centers. We use a variety of television, billboard, radio and newspaper advertising to stimulate interest in our services, increase our customer base, increase usage and reduce subscriber cancellations.

      In both our U.S. and Caribbean wireless operations, we use both our own internal sales force and, to a lesser extent, independent agents and dealers to obtain customers for our services. We believe we rely less on outside agents and dealers than larger, nationwide or global carriers. As of May 31, 2004, we had an internal wireless sales force of approximately 560 in the United States and 880 in the Caribbean. These employees are generally paid a base pay plus commissions. Sales commissions are structured to take into account the rate plan selected and the length of the subscriber’s contract and the type of wireless telephone sold. We also maintain an ongoing training program to improve the effectiveness of our internal sales force. Our dealers are independent contractors paid solely on a commission basis.

Customer Service

      We are committed to assuring consistently high-quality customer service. Our vision is to be the premier regional provider of telecommunications service by tailoring the ultimate customer experience in the markets we serve. During the past year, we invested heavily in our call centers and refurbished many of our retail locations to make them more attractive and efficient. Both our U.S. and Caribbean wireless operations have a local staff, including a manager, customer service representatives and technical engineering staff. We have established local customer support facilities for all of the U.S. wireless telephone systems and the Caribbean integrated communication system. We believe that by having local offices and customer support facilities, we are better able to service customers and monitor the technical quality of our telecommunications services. In the United States we have a centralized customer service center located in Fort Wayne, Indiana. In our Caribbean service area, we have centralized customer service centers located in San Juan, Puerto Rico, and Santo Domingo, Dominican Republic, as well as customer service support located in our retail stores.

System Construction, Operation and Development

      Wireless telephone technology is based upon the radio coverage of a given geographic area by a number of overlapping “cells.” Each cell contains a transmitter-receiver at a “base station” or “cell site” that communicates by radio signal with wireless telephones located in the cell and is connected to a mobile telephone switching office, or the “switch,” which is connected to the local landline telephone network. Because wireless telephone systems are fully interconnected with the landline telephone network and long distance networks, subscribers can receive and originate both local and long distance calls from their wireless telephones.

      Construction of wireless telephone systems is capital intensive, requiring a substantial investment for land and improvements, buildings, towers, switches, cell site equipment, microwave equipment, engineering and installation. Until technological limitations on maximum capacity are approached, additional wireless telephone system capacity can normally be added in increments that closely match demand after the initial construction phase is complete. We use analog along with TDMA and GSM technology in our U.S. wireless markets and CDMA technology in our Caribbean wireless markets. As of May 31, 2004, our U.S. wireless operations had 767 cell sites and our Caribbean wireless operations had 423 cell sites. We expect continued network investment to support customer growth, increased usage per customer and new services.

      In accordance with our strategy of developing market clusters, we have selected wireless switching systems that are capable of serving multiple markets with a single switch. Where we have deemed it appropriate, we have implemented microwave links and fiber connections in our U.S. wireless telephone systems and Caribbean integrated communication system, which provide ongoing cost efficiency and generally improve system reliability.

      Our U.S. wireless systems are served by five technologically advanced Nortel Networks TDMA supernode switches located in Fort Wayne, Indiana (2 switches); Alexandria, Louisiana; Vidor, Texas; and Lafayette, Louisiana and one GSM switch located in Fort Wayne, Indiana. We deployed a GSM network over our existing TDMA network in our Midwest cluster and launched GSM service in November 2003. We expect to launch GSM service in our Southeast cluster by the end of calendar year 2004. We have added a second GSM switch to serve our Southeast cluster and to offer GPRS advanced data technology throughout our U.S. wireless operations. This technology will maintain technological compatibility with our largest roaming partners and provide the speed and capacity to support a variety of innovative mobile data applications, including e-mail, e-commerce and web-browsing. Ericsson, Inc. is our vendor for GSM equipment. GSM/ GPRS technology provides faster data services and makes available more attractive multi-functional handsets, such as camera phones. The new GSM/ GPRS technology provides us with the foundation for continued evolution of products and services through the future development of next generation products.

      Our Puerto Rico and Dominican Republic wireless networks use CDMA technology. The latest generation of this technology is capable of carrying voice and data traffic at speeds significantly higher than the previous wireless technology and faster than dial-up landline Internet connections. The construction of our Caribbean integrated communication system is capital intensive. In addition, the plans of our CLEC business to extend our fiber-optic network and to enter into large commercial and residential buildings and industrial parks will necessitate further capital expenditures. We have three switches in Puerto Rico, two of which are wireless switches and one of which is a landline switch used for the broadband business. In our Puerto Rico service area, we use network equipment manufactured by Lucent Technologies. We recently upgraded our Dominican Republic wireless network with CDMA third generation equipment supplied by Nortel.

      In 2002, our cable network in Puerto Rico underwent digitization of its primary head end and transport equipment and offers its customers digital service. High-speed data service is being deployed and is currently available in certain of our franchised areas.

Billing and Operational Support Systems

      We operate management information systems to handle customer care, billing, network management, financial and administrative services. We have outsourced with Convergys, a network management and operations support systems provider, to provide billing services, facilitate network fault detection, correction and management, performance and usage monitoring and security for our wireless operations throughout our company. We maintain stringent controls for both voluntary and involuntary deactivations. We attempt to minimize subscriber disconnects by identifying needed activation and termination policy adjustments through pre-activation screening, credit review and call pattern profiling to detect any prior fraudulent or bad debt activity.

      In our Caribbean service area, wireless billing and customer support systems are managed and operated by Convergys. Our Puerto Rico broadband billing and customer support services are supported by ADC SingleView systems. Our cable television systems in Puerto Rico use CSG Systems for their billing and customer service needs. In our Caribbean wireless and broadband businesses, we are continuing to invest in operational support systems to streamline operations and further enhance service offerings.

Competition

      Wireless. In the United States and Puerto Rico, the FCC can grant commercial mobile radio service, or CMRS, licenses to up to eight companies to provide different types of wireless telephone services in each of our service areas. The FCC licenses cellular systems in 734 geographically defined market areas, which comprise 306 MSAs and 428 RSAs. In each market, cellular frequencies are divided into two equal 25 MHz blocks, which are designated as non-wireline (Block A) and wireline (Block B). The FCC also grants two 30 MHz licenses to operate broadband PCS in each of 51 defined Major Trading Areas, or MTAs, and one 30 MHz and three 10 MHz licenses in each of 493 Basic Trading Areas, or BTAs, which are component parts of MTAs. However, the FCC also allows CMRS carriers to subdivide and assign their spectrum allocations or their geographic market areas to other carriers. This creates the possibility of more than eight CMRS carriers having the ability to serve a single market.

      We currently control 25 MHz cellular licenses in 30 MSAs and RSAs in the United States, one 30 MHz broadband PCS license in the Puerto Rico MTA (which includes the U.S. Virgin Islands) and a 30 MHz PCS license in the Dominican Republic, which is not subject to FCC regulation. Our wireless systems compete directly with both cellular and broadband PCS licensees in each market on the basis of, among others, quality, price, area served, network coverage, services offered and responsiveness of customer service. The telecommunications industry is experiencing rapid technological change. With the development of new technologies, products and services, competition for wireless subscribers has intensified.

      In general, in each of our U.S. wireless markets we have between four and five competitors. PCS operators have continued to build out their networks in our service areas and we expect this trend to continue. Our primary competitors in our U.S. wireless markets are ALLTEL, AT&T Wireless, U.S. Cellular, Cingular, Nextel, Sprint PCS (and Sprint affiliates), T-Mobile and Verizon Wireless. We also compete to a lesser extent with paging, dispatch services and resellers. As wireless service is becoming a viable alternative to traditional landline phone service, we are increasingly competing directly with the traditional landline telephone companies for customers.

      The Puerto Rico wireless market is highly competitive. In Puerto Rico, we compete with five other wireless carriers: AT&T Wireless, Cingular, Movistar (partially owned by Telefónica de Espana), Sprint

PCS and Verizon Wireless. The telecommunications market in the Dominican Republic is also highly competitive. We compete with three other wireless carriers: Compania Dominicana de Telefonos C. por A., or Codetel, a subsidiary of Verizon Wireless; France Telecom, which does business under the name “Orange”; and Tricom, S.A.

      Most of our competitors have greater financial, technical, marketing, distribution and other resources than we do. We expect competition for wireless subscribers in our markets to intensify. In the future, we may also compete against emerging wireless technologies, including satellite-based mobile voice and data services and voice over Internet protocol.

      Broadband. Our Caribbean operations hold an authorization to provide broadband services in Puerto Rico, a concession to provide a variety of telecommunications services in the Dominican Republic and authorization to provide facilities-based international long distance service in the United States. Our main competitor for our broadband services in Puerto Rico is the PRTC, the incumbent telephone company and a subsidiary of Verizon. There are no other facilities-based CLECs with significant operations at this time, but we cannot be sure that other CLECs will not emerge in Puerto Rico in the future. In the Dominican Republic, we compete primarily against the incumbent provider, Codetel, which has a substantial market share, and Tricom, S.A., which provides both wireline and fixed-wireless service.

      Cable. We are the only cable TV operator in our franchise areas. Liberty Media and Adelphia Communications also operate cable television companies in Puerto Rico, but not in our franchise areas. Our cable television company in Puerto Rico competes primarily against the direct broadcast satellite companies, namely DirecTV and EchoStar.

Regulation

U.S. Federal Regulation

      Our operations in the United States, Puerto Rico, and the U.S. Virgin Islands are governed by, among other regulations, the Communications Act of 1934, or the Communications Act, which was substantially amended by the 1996 Act. The Communications Act has provisions dealing specifically with our wireless services and our cable television services, as well as provisions applicable to both our wireless and landline services.

      Matters Specific to Wireless Carriers. The cellular and PCS systems we operate, known as CMRS systems, are licensed and regulated by the FCC under the Communications Act. The FCC regulates the licensing, construction, operation, acquisition and sale of CMRS systems.

      Prior FCC rules prohibited licensees from controlling more than 55 MHz of licensed CMRS spectrum in any CMRS market. Under these rules, acquisitions of spectrum below this limitation were essentially always permitted and acquisitions of spectrum above this limitation were essentially always prohibited. In early 2003, this “bright line” spectrum limitation was replaced with a rule under which CMRS spectrum acquisitions are assessed on a case-by-case basis, without regard to whether they would have been permissible or impermissible under the old limitation. This rule change potentially allows us to acquire additional spectrum in some areas, but also adds uncertainty to our ability to acquire spectrum in areas where, under the old rule, approval would have been essentially automatic.

      The FCC generally issues CMRS licenses for a term of ten years, after which they must be renewed. CMRS licenses may be revoked and license renewal applications denied by the FCC for cause. Under present rules, there may be competition for a CMRS license upon the expiration of its initial license term. While there can be no assurance that any license will be renewed, the FCC’s rules provide for a significant renewal preference to cellular and PCS licensees that have used their spectrum for its intended purpose, have built a network and have complied with FCC regulations and federal communication statutes. If a CMRS licensee is awarded a renewal expectancy, its renewal will be granted without further consideration of any competing applications. While our cellular licenses have been renewed regularly by the FCC in the past, and we believe that we have used our spectrum for its intended purpose and within applicable legislation and have built an extensive network, there can be no assurance that all of our licenses will be renewed in the future.

      The FCC also regulates other aspects of the operation and ownership of CMRS systems. Operational regulations include the cellular rules requiring coordination of proposed frequency usage with adjacent cellular licensees to avoid electrical interference between adjacent systems. In addition, the height and power of base station transmitting facilities and the type of signals they emit must fall within specified parameters. In November 2002, an FCC rule expired that had expressly prohibited CMRS carriers from placing restrictions on the resale of their services by parties who would buy blocks of numbers and services and resell them to end users. However, we remain subject to provisions of the Communications Act requiring us to apply only just, reasonable and nondiscriminatory terms to our services, so it is unclear what effect, if any, the expiration of the FCC’s rule will have on our operations. The FCC also imposes radio frequency radiation limitation requirements on CMRS licensees. There can be no assurance that any FCC requirements currently applicable to our CMRS system will not be changed in the future.

      Ownership regulations include the requirement to obtain prior FCC approval before completing most types of acquisitions and assignments of FCC licenses. Acquisitions of minority interests generally do not require FCC approval. Whenever FCC approval is required, any interested party may file a petition to dismiss or deny the application for approval of the proposed transfer or assignment.

      In addition to regulation by the FCC, wireless systems are also subject to Federal Aviation Administration, or FAA, regulations regarding the siting and construction of wireless transmitter towers and antennas, as well as local zoning requirements. The FCC also requires that all licensees register and obtain FCC registration numbers for all of their antennas or towers that require prior FAA clearance. All new towers must be registered at the time of construction. Failure to properly register a tower could lead to enforcement action, such as the imposition of a penalty. We believe that we are in compliance with the tower registration requirements.

      Matters Relevant to Both Wireless and Landline Telephone Operations. Amendments to the Communications Act made by the 1996 Act were aimed at opening local telecommunications markets to competition. The provisions of the Communications Act added by the 1996 Act govern, among other things, the removal of barriers to market entry and impose on incumbent local exchange carriers, or ILECs, duties to negotiate reasonable and nondiscriminatory interconnection agreements and access to unbundled elements of the ILEC’s network at any technically feasible point. The law encourages competition through these provisions and others governing resale, number portability, dialing parity, access to rights-of-way and numbering administration.

      The overall effect of the amendments made by the 1996 Act on our business continues to be unclear. The FCC has issued numerous rules and regulations to implement the 1996 Act and all significant FCC rulings have been appealed to the courts. Generally speaking, the FCC has prevailed in the courts, but in some cases it has not, and even when it eventually prevails, the ongoing litigation (which has reached the United States Supreme Court in several cases) creates uncertainty for companies such as us trying to comply with the legislation and associated FCC regulations. We have, however, benefited from reduced costs in acquiring required communication services, such as ILEC interconnection, and we have benefited from the right to receive compensation for the termination of traffic as discussed below. However, provisions relating to interconnection, telephone number portability, equal access and resale could subject us to increased competition and additional economic and regulatory burdens.

      Reciprocal compensation refers to payments that one carrier makes when it sends traffic to another carrier for completion. Reciprocal compensation applies to calls between landline networks and between a landline and a CMRS network. We both send and receive traffic to and from landline networks and so both pay and receive reciprocal compensation. The treatment of compensation for calls to Internet service providers, or ISPs, which affects us in Puerto Rico, has been particularly controversial. The FCC has established rules generally intended to reduce and, possibly, eventually eliminate the compensation paid by one carrier to another for jointly handling ISP-bound calls. This lower compensation, however, only applies where the incumbent telephone company also agrees to receive lower compensation for calls it receives

(whether bound for ISPs or not). The courts have confirmed that these rules may remain in effect while the FCC continues its legal and regulatory analysis of the issue, which remains ongoing.

      In July 2002, we concluded arbitration of a new interconnection agreement with the PRTC that generally reflects these new FCC rules. See “— Matters Specific to Our Puerto Rico Operations.” We both send traffic to, and receive traffic from, the PRTC, so the FCC’s compensation rules apply to both us and the PRTC. We continue to disagree with the PRTC about whether compensation is due under the FCC rules for certain types of ISP-bound calls and we expect this issue will remain in dispute for the foreseeable future. As a result, it is unclear how and to what extent the implementation of the FCC rules will affect us.

      State and Local Regulation. Under the Communications Act, no state may regulate the entry of CMRS providers or the rates charged for CMRS service. However, states can regulate other terms and conditions of service. The siting and construction of CMRS facilities, including transmission towers, antennas and equipment shelters, may be subject to state or local zoning, land use and other local regulations. Before a system can be put into commercial operation, the holder of a CMRS license must obtain all necessary zoning and building permit approvals for the transmitter sites and switching locations. Local jurisdictions control access to the rights-of-way and state governments (often public utility commissions) have the right to set rules relating to customer service. For example, some states and several local communities have enacted ordinances restricting the use of wireless phones while driving a motor vehicle. Several other state and local legislative bodies have proposed legislation to adopt similar laws. These laws could reduce subscriber usage and lead to potential litigation against wireless carriers.

      911 Service Requirements. The FCC has adopted requirements for CMRS providers to implement basic and enhanced 911 services, or E911, which is being rolled out in phases. E911 capabilities will enable CMRS systems to determine the location of persons making emergency calls. The FCC’s rules require CMRS carriers to work with local public safety officials to process the 911 calls, including those made from analog mobile telephones that are not registered with the carrier’s cellular system. Since April 1998, CMRS carriers have been required to be able to identify the cell from which the call has been made as well as the identification of the calling party number. The rules also require CMRS systems to continue to improve their ability to locate wireless 911 callers within a cell.

      FCC rules generally required that, by October 1, 2001, nationwide CMRS carriers be able to provide location information with a greater degree of accuracy in accordance with standards set by the FCC. For regional CMRS providers such as ourselves, the FCC extended the compliance deadline to March 1, 2003, or to a mutually acceptable date agreed to by the wireless provider and local governmental authorities responsible for 911 services. In some cases, the local governmental authorities in our service areas have not yet asked us to meet these requirements; in other cases, we have negotiated or are in the process of negotiating mutually acceptable compliance dates.

      Electronic Surveillance Standards. The Communications Assistance for Law Enforcement Act requires all telecommunications carriers, including us and other CMRS licensees, to implement equipment changes necessary to assist law enforcement authorities in achieving enhanced ability to conduct electronic surveillance of those suspected of criminal activity. The FCC has established varying deadlines for different aspects of this legislation. In August 1999, the FCC added additional surveillance capability requirements, which carriers were required to meet by September 30, 2001. However, on August 15, 2000, a federal circuit court of appeals vacated and remanded some of these requirements. The FCC then reexamined and reissued these requirements, which are commonly referred to as the “punchlist” items, and extended the September 30, 2001 punchlist compliance deadline to June 30, 2002. Due to our network upgrade schedule, we did not meet some of the compliance deadlines. However, we currently have waivers on file with the FCC requesting an extension of the applicable compliance deadlines. Issues relating to when and how carriers may obtain reimbursement from the federal government for equipment upgrades associated with such requirements are still unresolved.

      Universal Service. Our U.S. wireless and Puerto Rico wireless and wireline operations are required to contribute to the federal Universal Service Fund and to any equivalent state fund. In general, these funds are created to subsidize telecommunications services in rural and high-cost areas of the United States. During fiscal 2004, we received approximately $14.8 million in payments from the federal Universal Service Fund in connection with our operations in Michigan, Puerto Rico and the non-rural parts of Mississippi, based on FCC rules that make such funding available to competitive carriers, including wireless carriers, operating in areas where the established landline carrier also receives such funding. We also have been granted ETC status in Louisiana and the rural parts of Mississippi and expect to begin receiving support for those areas in fiscal 2005. In August 2004, the FCC granted our request to allow us to receive high-cost universal service support as of the date that the telecommunications regulatory bodies in Michigan, Louisiana and Mississippi (non-rural areas only) designated us as an ETC, as opposed to having to wait numerous months after such designation to begin receiving funds. This will allow us to receive additional Universal Service Funds in fiscal 2005.

      We also have an ETC application pending in Indiana. Under the FCC’s current regulations and nationwide benchmark costing model, Puerto Rico was found to be below the national benchmark for receiving high-cost support. As a consequence, the federal funds available to Puerto Rico will be reduced gradually over the next several years. Under the current scheme, support for Puerto Rico would be completely phased out by 2011. However, support is distributed by wire center and, thus, support for lower cost wire centers in Puerto Rico could be phased out prior to 2011. The FCC proceeding to review these issues is currently pending after remand from the courts. Thus, our future ability to receive universal service support is unclear. In addition, the FCC is conducting a review of its Universal Service Fund rules. It is impossible to predict the outcome of this FCC review, which may result in our receiving materially less universal service support than we do today.

      Rate Integration. Rate integration is the averaging of interstate long distance rates throughout a provider’s customer base. The FCC is currently examining the applicability of current rate integration requirements on CMRS offerings, particularly to wide area calling plans. Until this process is concluded, it will be uncertain what obligations, if any, CMRS providers will have in this regard. However, implementation of rate integration requirements could have an effect on our current service offerings and rate plans and hinder our pricing flexibility, making it harder for us to compete in our markets.

      Number Pooling. The telecommunications industry has been faced with an apparent shortage of available telephone numbers, arising from many different factors within the industry. As a consequence, the FCC and state regulators have become concerned with promoting the efficient use of the available numbers. The FCC has imposed what is referred to as “thousand block pooling.” Since November 24, 2002, carriers may only request and will only be assigned numbers in blocks of one thousand numbers rather than the previous blocks of ten thousand numbers. To request additional blocks, carriers must meet utilization thresholds set by the FCC. This more restrictive pooling requirement will force carriers to more closely track their number utilization, imposing greater administrative burdens and increased pressure to implement number portability, which may require possible equipment upgrades.

      Wireless Number Portability. Wireless number portability allows a CMRS carrier’s customer who moves to another carrier to take along, or “port,” his or her phone number. The original CMRS carrier must be able to transmit calls to the ported number. Wireless carriers who provide services in any of 100 markets specifically designated by the FCC have been required to provide for wireless number portability in these markets since November 24, 2003, and in all other markets since May 2004. The implementation of wireless number portability has increased competition and requires equipment and network upgrades. These upgrades have required expenditures of additional capital.

      Hearing Aid Compatibility. In July 2003, the FCC modified its rules that exempt wireless phones from the requirements of the Hearing Aid Compatibility Act and created new rules that impose obligations on wireless carriers and handset manufacturers to make available handsets that meet certain requirements that allow hearing aid users to have access to digital wireless services. The new rules require that within two years handset manufacturers and wireless carriers make available two wireless phone models that have the required air interface standard for radio frequency interference. Within three years, two wireless phone models must be available that meet the T-Coil compatibility standard, and by 2008, all phones must meet the radio frequency interference standard. All of these requirements impose obligations that will require wireless providers like us to invest in handsets that meet the required criteria and as such may increase the cost of the wireless phones we offer our customers.

      Matters Specific to Our Puerto Rico Operations. Comprehensive telecommunications reform legislation was enacted in 1996 by the Commonwealth of Puerto Rico. This legislation, titled the Puerto Rico Telecommunications Act of 1996, or the Puerto Rico Act, is intended to open the Puerto Rico telecommunications market to competition. Among other things, it established the TRB, which was given primary regulatory jurisdiction in Puerto Rico over all telecommunications services, all service providers, and all persons with a direct or indirect interest in said services or providers.

      Increased competition in Puerto Rico has put pressure on our operation to become more aggressive in pricing plans and product offerings, which in turn has added to our interconnection requirements. In July 2002, we concluded the arbitration of a new interconnection agreement with the PRTC. The agreement was formally affirmed by the TRB in December 2002. The new agreement reflects our view that our local calling areas should determine whether a landline call between us and the PRTC is rated as local or toll for purposes of intercarrier compensation. As our local calling areas are larger, fewer calls will cross local calling area boundaries, thereby lowering our costs by reducing the amount of access charges we might owe to the PRTC. In addition, the agreement affirms our right to use our extensive physical interconnections with the PRTC’s network to provide direct connections to business customers seeking to shift some or all of their business to us. However, the agreement contains the PRTC-proposed traffic classifications that, the PRTC will argue, relieve it of its obligation to compensate us for some ISP-bound calls, and which may result in an obligation on our part to pay the PRTC relatively high access charges on some calls on which we believe we should pay lower reciprocal compensation rates. We are currently negotiating a new interconnection agreement with PRTC.

      In January 2003, the PRTC filed an appeal of the TRB’s ruling in federal court in Puerto Rico, challenging the TRB’s decision to use our calling areas to classify traffic. In our response, we challenged the TRB’s decision to use the PRTC’s traffic classifications in the way just noted above. The matter is now pending before the court. There can be no assurance that we will prevail on our challenge to the TRB’s decision, nor that the PRTC’s challenge to the TRB’s decision to rely on our calling areas will be rejected.

      In addition, several long distance providers in Puerto Rico requested that we provide equal access for our wireline customers. Equal access would allow customers to reach their long distance providers by dialing one plus the number. We implemented equal access in Puerto Rico during fiscal 2002. The implementation of equal access could have an impact on our long distance business by increasing competition.

Dominican Republic

      The telecommunications regulatory framework in the Dominican Republic consists of General Telecommunications Law No. 153-98, enacted on May 27, 1998, resolutions promulgated under that law, the Dominican Republic’s reference document filed with the World Trade Organization and concession agreements entered into by the Dominican government with individual service providers. None of the outstanding concession agreements contains an exclusive arrangement with any wireless carrier and the Dominican government has announced a policy of encouraging growth through competition in the telecommunications industry.

      In addition, the law created a governing body to regulate telecommunication activities. This body is referred to as the Dominican Institute of Telecommunications, or Indotel. Indotel is headed by a five-member council, which includes a representative from the telecommunications industry. Indotel has control over all frequency bands and channels of radio transmission and communications within the country and over its jurisdictional water. We believe that this modern legislation, combined with technological advances and the sustained growth of private investment, will significantly contribute to the development of the telecommunications sector in the Dominican Republic.

      To substantially broaden the number of its citizens with access to a telephone and to allow for the establishment and growth of other modern telecommunications services, the Dominican government adopted a policy of liberalization of the telecommunications sector beginning in the late 1980’s. In 1994, the Dominican government enacted a series of interconnection resolutions that required all service providers in the Dominican Republic to contractually interconnect with all other service providers, under guidelines articulated in the resolutions. This telecommunication law establishes a basic framework to regulate the installation, maintenance and operation of telecommunication networks and the provision of telecommunications services and equipment in the country. The law ratifies the Universal Service principle, by guaranteeing the access of telecommunications services at affordable prices in low-income rural and urban areas, to be achieved through market conditions and through the development of the telecommunications sector. It creates a fund for the development of the telecommunications sector that will be supported by a levy on industry participants of 2% of all telecommunication service billings.

      As a result of the new interconnection rate structure, the rate for the termination of international inbound calls to the Dominican Republic has increased. This increase required the renegotiation of termination agreements with several international exchange carriers. We have renegotiated these interconnection agreements to reflect the new rate structure. It is difficult to assess at this time the ultimate effect of the increase in these rates; however, the increased rates for the termination of international traffic in the Dominican Republic could have an adverse effect on the volume of traffic terminated by us, which may or may not be offset by the increased revenue.

      On April 11, 2003, we negotiated new interconnection agreements for domestic interconnection with all Dominican carriers, in compliance with the interconnection regulation enacted by Indotel in June 2002. These agreements were approved and ratified by Indotel’s Executive Council. We believe the new interconnection agreements establish a fair and nondiscriminatory set of terms and will lower the average cost of terminating a domestic call within the Dominican Republic.

      The Dominican government made changes to the tax regime governing telecommunications carriers. Effective on January 1, 2003, telecommunication providers adopted the system established by the Dominican Republic’s Tax Code. Since 1995, all telecommunications companies have been operating under the Canon Tax, which imposes a 10% tax on the difference between our revenue and our interconnection costs. Telecommunications providers were relieved of the obligation to pay this tax and now pay 25% of taxable profits with a minimum tax of 1.5% on gross revenue. The Dominican government is currently reviewing the manner in which it taxes telecommunications companies and may impose additional taxes on us.

      We operate in the Dominican Republic under a concession that previously belonged to International Telephone & Telegraph, or ITT, and dates back over 100 years. After several modifications, the Concession’s latest version dates to 1996, when a new twenty-year term was awarded to our subsidiary, Centennial Dominicana. The concession contract also provides that Centennial Dominicana may construct, operate and exploit all types of telecommunications services in the Dominican Republic.

U.S. Virgin Islands

      Our FCC license for Puerto Rico covers the U.S. Virgin Islands. As stated above, the U.S. Virgin Islands are part of the United States, so our operations there are subject to the Communications Act and the 1996 Act, and, for purposes of regulating our operations, the government of the U.S. Virgin Islands is the equivalent of a state.

Cable Television Regulation

      Our cable television operation in Puerto Rico is subject to both federal and local regulations. We are subject to federal statutory provisions governing cable television contained in the Communications Act of 1934, as amended, and associated FCC regulations. Those regulations cover our obligations with regard to signal carriage requirements, leased access to channels, political advertising, signal leakage and a number of other matters that affect our operations including access to poles, conduits and rights-of-way controlled by municipalities and utilities. Locally, we are regulated by the TRB.

      To provide cable services, an operator must obtain a franchise that gives the operator access to the rights-of-way. A franchise is an agreement whereby the franchising authority (the TRB) allows the cable provider (Centennial) access to the right-of-ways for the installation of its cable network. In exchange, we agree to conditions that vary from franchise to franchise, given that franchise agreements are subject to negotiation. In Puerto Rico, the TRB is responsible for franchising cable television operators. We hold six franchises in Puerto Rico covering the southern and western parts of the island.

      Franchises are effective for a defined term, which vary among franchises. Our six franchises expire between 2006 and 2012. Upon expiration, franchises may be renewed. Franchise renewals are subject to negotiation between the franchising authority and the provider. Whether a renewal is granted depends on various factors including, among other things, our financial standing, the quality of the service provided and whether we complied with our obligations under the franchise agreement. The TRB may also seek to impose additional terms and conditions, such as build-out and upgrade requirements.

      The local franchising authority in Puerto Rico, the TRB, may also have the right to regulate rates when a provider is not subject to effective competition. A provider is assumed not to be subject to effective competition unless there has been a finding by the FCC to the contrary. Our markets have been found by the FCC to be subject to effective competition. As such, our rates are not subject to rate regulation.

Employees

      We had approximately 3,622 employees as of May 31, 2004. Our employees are not represented by a labor organization. We consider our relationship with our employees to be good.

Properties

      Our corporate headquarters is located at 3349 Route 138, Wall, New Jersey 07719, where we lease approximately 31,000 square feet of office space. In addition, our U.S. wireless headquarters is based in Ft. Wayne, Indiana, where we lease approximately 15,000 square feet of office space. Our Puerto Rico operations are headquartered in the greater San Juan, Puerto Rico area, where we lease an office building with approximately 95,000 square feet of office space. Our Dominican Republic operations are moving to a new headquarters in Santo Domingo. In addition, we lease and own locations for customer call centers, switching offices, retail stores, local administrative offices, microwave sites and cell sites. We consider our owned and leased properties to be suitable and adequate for our business operations.

Legal Proceedings

      We are party to several lawsuits in which plaintiffs have alleged, depending on the case, breach of contract, misrepresentation or unfair practice claims relating to our billing practices, including rounding up of partial minutes of use to full-minute increments, billing send to end, and billing for unanswered and dropped calls. The plaintiffs in these cases have not alleged any specific monetary damages and are seeking certification as a class action. A hearing on class certification in one of these cases was held on September 2, 2003, in state court in Louisiana. The decision of the court with respect to certification is still pending. Damages payable by us could be significant, although we do not believe any damage payments would have a material adverse effect on our results of operations.

      In April 2002, WHTV Broadcasting Corp. and Sala Foundation Inc., operators of a wireless cable system in Puerto Rico, filed an action against us in the United States District Court for the District of Puerto Rico. The complaint alleges that we breached the terms of a November 2000 letter of intent to purchase the wireless cable system for $30.0 million. The complaint seeks specific performance of the letter of intent or not less than $15.0 million in damages. We do not believe any damage payments would have a material adverse effect on our results of operations.

      We are subject to other claims and legal actions that arise in the ordinary course of business. We do not believe that any of these other pending claims or legal actions will have a material adverse effect on our business or results of operations.

MANAGEMENT

Directors and Executive Officers

      Executive officers of Centennial are elected annually by the board of directors and serve until their successors are duly elected and qualified. Centennial has nine directors. Each director is elected annually and serves until his or her successor is duly elected and qualified. Our directors are elected under a stockholders agreement that is described in detail under “Certain Relationships and Related Transactions — Stockholders Agreement.”

      There are no arrangements or understandings between any officer and any other person pursuant to which the officer was selected, and there are no family relationships between any executive officers or any directors of Centennial. The names, ages and positions of the executive officers and directors of Centennial are listed below along with their business experience during at least the past five years.

Name	Age	Position

Michael J. Small	46	Chief Executive Officer and Director
Thomas J. Fitzpatrick	46	Executive Vice President, Chief Financial Officer
Phillip H. Mayberry	51	President, U.S. Wireless Operations
John A. de Armas	47	President, Caribbean Operations
Thomas R. Cogar, Jr.	47	Executive Vice President, Chief Technology Officer — Caribbean Operations
Thomas E. Bucks	48	Senior Vice President, Controller
Tony L. Wolk	37	Senior Vice President, General Counsel
Thomas E. McInerney	62	Chairman, Board of Directors
Anthony J. de Nicola	40	Director
James R. Matthews	37	Director
James P. Pellow	42	Director
Raymond A. Ranelli	56	Director
Robert D. Reid	31	Director
David M. Tolley	37	Director
J. Stephen Vanderwoude	60	Director

      Michael J. Small has served as Chief Executive Officer and a director of Centennial since January 1999. Prior to joining Centennial, Mr. Small served as Executive Vice President and Chief Financial Officer of 360° Communications Company (now a subsidiary of ALLTEL Corporation) from 1995 to 1998. Prior to 1995, he served as President of Lynch Corporation, a diversified acquisition-oriented company with operations in telecommunications, manufacturing and transportation services.

      Thomas J. Fitzpatrick has served as Executive Vice President, Chief Financial Officer of Centennial since August 2002. Prior to joining Centennial, from October 2001 to August 2002, Mr. Fitzpatrick was Senior Vice President and Chief Financial Officer of ICG Commerce, a privately held Internet procurement services provider. From 2000 until 2001, he was Chief Financial Officer of Digital Access Inc., a broadband services provider. From 1999 to 2000, Mr. Fitzpatrick was Chief Financial Officer of Inacom Corporation, a publicly-traded computer hardware distributor and information technology service provider. From 1996 to 1999, Mr. Fitzpatrick was Chief Operating Officer and Chief Financial Officer at DecisionOne Corporation, a large publicly-traded computer services firm. Prior to 1996, Mr. Fitzpatrick was a Vice President of Bell Atlantic Corporation (now part of Verizon).

      Phillip H. Mayberry has served as President, U.S. Wireless Operations of Centennial since January 1999 and was Senior Vice President — Operations since December 1994. He served as Vice President, Operations of Centennial from April 1990 to December 1994. From March 1989 to April 1990, Mr. Mayberry was a Vice President and General Manager of Metro Mobile CTS, Inc., a cellular telephone company.

      John A. de Armas has served as President, Caribbean Operations of Centennial since June 2003 and served as Executive Vice President, Caribbean Operations and President, Centennial Dominicana since February 2002. From 2000 to 2002, Mr. de Armas was President of Home Shopping Espanol, a division of Home Shopping Network. From 1998 to 2000, Mr. de Armas was Senior Vice President of System One Technologies, Inc. and from 1994 to 1998 he was Vice President of International Strategy/ Marketing of Phelps Dodge International Corporation.

      Thomas R. Cogar, Jr. has been Executive Vice President, Chief Technology Officer — Caribbean Operations of Centennial since April 2002. Prior to that, he served as Senior Vice President, Chief Technology Officer — U.S. Wireless Operations of Centennial since March 1999. He joined Centennial in September 1990 as Director of Engineering and was appointed Vice President, Engineering in August 1991. From May 1987 to September 1990, Mr. Cogar was employed by Metro Mobile CTS, Inc., a cellular telephone company, in various technical capacities.

      Thomas E. Bucks has served as Senior Vice President, Controller of Centennial since March 1995. Prior to joining Centennial, Mr. Bucks was employed by Southwestern Bell Corporation in various financial capacities, most recently as District Manager — Financial Analysis and Planning.

      Tony L. Wolk has served as Senior Vice President, General Counsel of Centennial since September 1999. Prior to joining Centennial, Mr. Wolk was an attorney in private practice with the law firms of Gibson, Dunn & Crutcher LLP and Weil, Gotshal & Manges. Mr. Wolk earned his law degree from New York University.

      Thomas E. McInerney has served as a director and Chairman of the board of directors of Centennial since January 1999. He joined Welsh Carson in 1986 and is a managing member or general partner of the respective sole general partners of Welsh Carson and other associated investment partnerships. He is a director of The BISYS Group, Inc., ITC DeltaCom Inc., Savvis Communications Corporation, along with Mr. Pellow, and several private companies. Mr. McInerney is also a member of the Board of Trustees of St. John’s University.

      Anthony J. de Nicola has served as a director of Centennial since January 1999. He joined Welsh Carson in 1994 and is a managing member or general partner of the respective sole general partners of Welsh Carson and other associated investment partnerships. Previously, he worked for William Blair & Co. for four years in the merchant banking area. He is a director of Valor Telecommunications, LLC, Dex Media, Inc., ITC DeltaCom Inc. and several private companies.

      James R. Matthews has served as a director of Centennial since July 2001. He joined Welsh Carson in 2000 and is a managing member or general partner of the respective sole general partners of Welsh Carson and other associated investment partnerships. Previously, he was a General Partner at J.H. Whitney & Co., a private equity firm where he worked for six years. He is a director of several private companies.

      James P. Pellow has been a director of Centennial since September 2003. Mr. Pellow has served as the Executive Vice President and Chief Operating Officer of St. John’s University since 1999. Mr. Pellow has served at St. John’s University in various capacities since 1991. Prior to 1991, Mr. Pellow worked at the accounting firm of Coopers & Lybrand and at Chapdelaine & Co., a New York City municipal bond brokerage firm. He, along with Mr. McInerney, is also a director of Savvis Communications Corporation.

      Raymond A. Ranelli became a director on September 7, 2004. Mr. Ranelli was formerly the Senior Client Services Partner of PricewaterhouseCoopers for the tri-state area of Virginia, the District of Columbia and Maryland until his retirement in 2003. Prior to being appointed Senior Client Services Partner, Mr. Ranelli served as Global Leader of Financial Advisory Services of PricewaterhouseCoopers, a $1.3 billion business operating in 20 countries with over 7,000 employees, and he became a member of the Global Leadership Team. In 1994, he was named Vice Chairman of FAS operations for PricewaterhouseCoopers in the United States and in 1995, he was appointed to PricewaterhouseCoopers’ Management Committee. He began his career at PricewaterhouseCoopers in 1978 and was made a partner in 1981. Mr. Ranelli is also a director of ManTech International Inc., Ameripath Inc. and United Components.

      Robert D. Reid has served as a director of Centennial since February 2004. He also served as a director of Centennial from March 2001 to July 2001. He is a Principal of The Blackstone Group, L.P. and has been with The Blackstone Group since 1998. Prior to joining The Blackstone Group, he worked in the investment banking division of Morgan Stanley & Co. He is a director of several private companies.

      David M. Tolley has been a director of Centennial since July 2001. He is a Principal of The Blackstone Group L.P. and has been with The Blackstone Group since May 2000. From 1995 to 2000, he was with Morgan Stanley, most recently as Vice President, where he worked with a variety of clients in the telecommunications industry.

      J. Stephen Vanderwoude has been a director of Centennial since October 1999. Since 1996, he has been Chairman and Chief Executive Officer of Madison River Telephone Company LLC, a company that acquires and operates rural telephone companies. Previously he was President, Chief Executive Officer and a director of Powerhouse Technologies, Inc., and a director of V-Band Corporation. He is currently a director of First Midwest Bancorp. He formerly was President and Chief Operating Officer and a director of Centel Corporation, and president of the local telecommunications division of Sprint Corporation.

Audit Committee

      The current members of our Audit Committee are James P. Pellow (chairman), J. Stephen Vanderwoude and Raymond A. Ranelli.

Compensation Committee

      The current members of the compensation committee are Thomas E. McInerney, Anthony J. de Nicola and David M. Tolley.

Code of Conduct

      We have adopted a written code of conduct applicable to directors, officers and employees. Our code of conduct is available on the Investor Relations section of our website www.centennialwireless.com. If we make any substantive changes to our code of conduct, or grant any waiver from a provision of the code of conduct that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, we intend to disclose such events on our website.

PRINCIPAL STOCKHOLDERS

      The table below contains information regarding the beneficial ownership of our common stock as of September 7, 2004, by:

•	each stockholder who owns beneficially five percent or more of Centennial’s common stock;

•	each director of Centennial;

•	each named executive officer of Centennial; and

•	all directors and executive officers as a group.

      The number of shares beneficially owned by each stockholder, director or officer is determined according to the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. As a consequence, several persons may be deemed to be the “beneficial owners” of the same shares. Unless otherwise noted in the footnotes to this table, each of the stockholders named in this table has sole voting and investment power with respect to the shares of Centennial common stock shown as beneficially owned. See “Certain Relationships and Related Transactions — Registration Rights Agreement” for more information regarding the rights of certain of our stockholders to have us register their shares of our common stock. The percentage ownership of each stockholder is calculated based on 103,282,766 shares of our common stock outstanding as of September 7, 2004.

	Shares of
	Common Stock
	Beneficially Owned

Name and Address of Beneficial Owner	Number	%

Principal Stockholders:
Welsh, Carson, Anderson & Stowe VIII, L.P.(1)	51,262,086	49.6%
WCAS Capital Partners III, L.P.(1)	4,879,521	4.7%
The Blackstone Group Investors(2)	25,172,043	24.4%
Directors and Executive Officers:
Thomas E. McInerney(1)(3)	56,141,607	54.4%
Anthony J. de Nicola(1)(4)	55,936,938	54.2%
James R. Matthews(1)(5)	55,936,938	54.2%
James P. Pellow(6)	6,500	*
Raymond A. Ranelli	0	*
Robert D. Reid(7)	25,172,043	24.4%
David M. Tolley(7)	25,172,043	24.4%
J. Stephen Vanderwoude(8)	57,500	*
Michael J. Small(9)	1,537,206	1.4%
Thomas J. Fitzpatrick(10)	213,319	*
Phillip H. Mayberry(11)	564,401	*
John A. de Armas(12)	125,000	*
Thomas R. Cogar, Jr.(13)	173,636	*
All directors and executive officers as a group(14)	84,329,118	79.6%

*	Less than 1%

(1)	The address for Welsh, Carson, Anderson & Stowe VIII, L.P. and WCAS Capital Partners III, L.P. is 320 Park Avenue, Suite 2500, New York, New York 10022. Certain of the shares reflected as owned by Welsh, Carson, Anderson & Stowe VIII, L.P. are owned beneficially and of record by Welsh, Carson, Anderson & Stowe VII, L.P. (5,833,053) and WCAS Information Partners, L.P.

(204,669), limited partnerships affiliated with Welsh, Carson, Anderson & Stowe VIII, L.P. An aggregate of 2,102,364 shares included as beneficially owned by Welsh, Carson, Anderson & Stowe VIII, L.P. are owned beneficially and of record by individuals who are managing members of the limited liability company that serves as its sole general partner, including Messrs. McInerney, de Nicola and Matthews, and individuals employed by its investment advisor. Messrs. McInerney, de Nicola and Matthews may be deemed to share beneficial ownership of the shares owned by Welsh, Carson, Anderson & Stowe VIII, L.P., and disclaim beneficial ownership of such shares except to the extent owned of record by them.

(2)	The shares beneficially owned by The Blackstone Group Investors are owned by Blackstone CCC Capital Partners L.P. (20,026,470), Blackstone CCC Offshore Capital Partners L.P. (3,635,247) and Blackstone Family Investment Partnership III L.P. (1,510,326). Blackstone Management Associates III L.L.C. (“BMA”) is the general partner of each of these partnerships, and Messrs. Peter G. Peterson and Stephen A. Schwarzman, as the founding members of BMA, may be deemed to share, together with BMA, beneficial ownership of such shares. The address of The Blackstone Group investors, BMA and Messrs. Peterson and Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154. Messrs. Peterson and Schwarzman, each of whom is a partner of BMA, and Messrs. Tolley and Reid, each of whom is a principal of affiliates of BMA, disclaim beneficial ownership of such shares.

(3)	Mr. McInerney, a director of Centennial, owns of record 465,984 shares of common stock. Welsh, Carson, Anderson & Stowe VIII, L.P., Welsh, Carson, Anderson & Stowe VII, L.P., WCAS Information Partners, L.P., WCAS Capital Partners III, L.P. and individuals who are managing members of the limited liability company that serves as Welsh, Carson, Anderson & Stowe VIII’s general partner, affiliates of Mr. McInerney, own the remaining shares of common stock reflected as beneficially owned by Mr. McInerney. Mr. McInerney disclaims beneficial ownership of such shares except to the extent owned of record by him.

(4)	Mr. de Nicola, a director of Centennial, beneficially owns 40,932 shares of common stock that are owned of record by a family partnership. Welsh, Carson, Anderson & Stowe VIII, L.P., Welsh, Carson, Anderson & Stowe VII, L.P., WCAS Capital Partners III, L.P. and individuals who are managing members of the limited liability company that serves as Welsh, Carson, Anderson & Stowe VIII’s general partner, affiliates of Mr. de Nicola, own the remaining shares of common stock reflected as beneficially owned by Mr. de Nicola. Mr. de Nicola disclaims beneficial ownership of such shares except to the extent owned of record by him.

(5)	Mr. Matthews, a director of Centennial, does not own of record any shares of common stock. Welsh, Carson, Anderson & Stowe VIII, L.P., Welsh, Carson, Anderson & Stowe VII, L.P., WCAS Capital Partners III, L.P. and individuals who are managing members of the limited liability company that serves as Welsh, Carson, Anderson & Stowe VIII’s general partner, affiliates of Mr. Matthews, own the shares of common stock reflected as beneficially owned by Mr. Matthews. Mr. Matthews disclaims beneficial ownership of such shares.

(6)	Consists of 2,000 shares that Mr. Pellow owns directly and 4,500 shares that Mr. Pellow has the right to acquire pursuant to stock option grants.

(7)	Messrs. Tolley and Reid, directors of Centennial, do not own of record any shares of common stock. Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Partners L.P. and Blackstone Family Investment Partnership III L.P., entities which Messrs. Tolley and Reid are affiliated with, own all of the shares of common stock reflected as beneficially owned by them. Messrs. Tolley and Reid disclaim beneficial ownership of such shares.

(8)	Consists of 35,000 shares that Mr. Vanderwoude owns directly and 22,500 shares that Mr. Vanderwoude has the right to acquire pursuant to stock option grants.

(9)	Consists of 169,708 shares that Mr. Small owns directly and 1,367,498 shares that Mr. Small has the right to acquire pursuant to stock option grants.

(10)	Consists of 819 shares that Mr. Fitzpatrick owns directly and 212,500 shares that Mr. Fitzpatrick has the right to acquire pursuant to stock option grants.

(11)	Consists of 71,070 shares that Mr. Mayberry owns directly and 493,331 shares that Mr. Mayberry has the right to acquire pursuant to stock option grants.

(12)	Consists of 125,000 shares that Mr. de Armas has the right to acquire pursuant to stock option grants.

(13)	Consists of 60,721 shares that Mr. Cogar owns directly and 112,915 shares that Mr. Cogar has the right to acquire pursuant to stock option grants.

(14)	Consists of 81,669,165 shares owned directly by such persons and 2,659,953 shares that may be acquired by such persons pursuant to stock option grants.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stockholders Agreement

      On January 7, 1999, each of the stockholders of CCW Acquisition Corp. who purchased shares of CCW Acquisition Corp. under the securities purchase agreement, dated December 29, 1998, and CCW Acquisition Corp. entered into a stockholders agreement. The stockholders agreement became our obligation when we merged with CCW Acquisition Corp. on January 7, 1999. The original stockholders agreement was superseded by a first amended and restated stockholders agreement on January 20, 1999, which we refer to as the amended and restated stockholders agreement, in connection with the transfer by WCA Management Corporation of its equity interest in Centennial to another investment fund. The parties to the amended and restated stockholders agreement include Welsh Carson and its affiliates, The Blackstone Group and its affiliates, Michael J. Small (our Chief Executive Officer), Peter Chehayl (our former Chief Financial Officer), Edward Owen (our current Vice President of Corporate Development), Signal/ Centennial Partners, L.L.C. and Guayacan Private Equity Fund, L.P., each of whom are our stockholders, and us.

      Under the amended and restated stockholders agreement, our principal stockholders have agreed to establish and maintain a board of directors consisting of nine members. Our directors are elected as described below:

•	So long as the Welsh Carson investors own not less than 25% of the common stock (adjusted for stock splits) owned by them on January 20, 1999, they can elect three directors. Currently Thomas E. McInerney, Anthony J. de Nicola and James R. Matthews serve as the Welsh Carson investors’ board representatives. The chairman of our board of directors, who is currently Thomas E. McInerney, is selected by the Welsh Carson investors.

•	So long as The Blackstone Group investors own not less than 25% of the common stock (adjusted for stock splits) owned by them on January 20, 1999, they can elect two directors. Currently David M. Tolley and Robert D. Reid serve as The Blackstone Group investors’ board representatives.

•	Our Chief Executive Officer, who is currently Michael J. Small, also is to serve on our board of directors.

•	Up to three additional directors are elected by all of our stockholders, including Centennial’s principal stockholders. These outside directors must be qualified as independent directors under the rules applicable to any company whose securities are traded on the Nasdaq National Market and cannot be an employee or officer of us or any of our stockholders who are party to the amended and restated stockholders agreement.

      The amended and restated stockholders agreement calls for the creation of a compensation committee consisting of three directors, two of whom will be designated by the Welsh Carson investors and one of whom will be designated by The Blackstone Group investors. The amended and restated stockholders agreement provides for an audit committee consisting of at least three directors, at least one of whom shall be selected by the Welsh Carson investors, at least one of whom shall be selected by The Blackstone Group investors, and at least one of whom shall be an outside director. The amended and restated stockholders agreement requires that each other committee of our board of directors consist of at least two members, one of whom is selected by the Welsh Carson investors and one of whom is selected by The Blackstone Group investors.

      The amended and restated stockholders agreement places restrictions on the ability of Messrs. Small, Chehayl and Owen to transfer shares of common stock owned in their names or on their behalf without the consent of the Welsh Carson investors. There are exceptions for transfers in registered public offerings or to their spouses or children or to family trusts. In addition, the amended and restated stockholders agreement allows the Welsh Carson investors to repurchase at fair market value any shares owned by any of these management investors at the time of the termination of their employment.

      The amended and restated stockholders agreement grants The Blackstone Group investors, Messrs. Small, Chehayl and Owen, Signal/ Centennial Partners, L.L.C. and Guayacan Private Equity Fund, L.P. the right to participate in any sale of common stock by any of the Welsh Carson investors. These co-sale provisions do not apply to transfers by Welsh Carson investors to affiliates, transfers by any of the Welsh Carson investors that are limited partnerships to their limited partners and transfers by Welsh Carson investors that are individuals to their spouses or children or to family trusts.

      The amended and restated stockholders agreement grants the Welsh Carson investors the right to require the Blackstone Group investors, Messrs. Small, Chehayl and Owen, and Signal/ Centennial Partners, L.L.C. and Guayacan Private Equity Fund, L.P. to sell their shares of common stock to a third party who offers to buy at least 80% of our capital stock. The sale of the Company must be for cash or marketable securities and must require that we pay the fees and expenses of the selling stockholders. This right will terminate if and when The Blackstone Group investors own more shares of common stock than the Welsh Carson investors.

      We have granted preemptive rights to purchase shares of our common stock in proportion to the ownership of the stockholder in the situations described below to the Welsh Carson investors, the Blackstone Group investors, Messrs. Small, Chehayl and Owen, and Signal/ Centennial Partners, L.L.C. and Guayacan Private Equity Fund, L.P.

      These preemptive rights apply to any sale by us of common stock or securities convertible into or exchangeable for common stock such as convertible debt, options or warrants. Issuances of employee stock options and registered public offerings are excluded from the preemptive rights provisions of the amended and restated stockholders agreement.

      The amended and restated stockholders agreement grants to the Welsh Carson investors a right of first offer that applies to sales of common stock by The Blackstone Group investors. This means that if any of The Blackstone Group investors wishes to sell its shares, it must first allow the Welsh Carson investors to make an offer to purchase the shares. If an offer is made by any of the Welsh Carson investors, The Blackstone Group investors cannot sell the shares to a third party on material terms which are the same as, or less favorable in the aggregate to, the terms offered by the Welsh Carson investors for the shares. This right of first offer does not apply to sales by The Blackstone Group investors to their affiliates, sales pursuant to registered public offerings or sales in compliance with the Securities Act or distributions by any of The Blackstone Group investors which are limited partnerships to their limited partners.

      We have agreed not to take any of the following actions without the approval of the Welsh Carson investors, The Blackstone Group investors, and if disproportionately adversely affected thereby, the other investors, until the amended and restated stockholders agreement is terminated:

(1) amend, alter or repeal our certificate of incorporation or our by-laws in any manner that adversely affects respective rights, preferences or voting power of our common stock, or the rights of the stockholders party to the amended and restated stockholders agreement; or

(2) enter into, or permit any of our subsidiaries to enter into, any transaction (other than with respect to normal employment arrangements, benefit programs and employee incentive option programs on reasonable terms, any transaction with a director that is approved by a majority of the disinterested directors on our board of directors or a committee of our board of directors in accordance with Delaware law, customer transactions in the ordinary course of business, and the transactions contemplated by the amended and restated registration rights agreement described below) with

•	any of our subsidiaries’ officers, directors or employees;

•	any person related by blood or marriage to any of our subsidiaries’ officers, directors or employees;

•	any entity in which any of our subsidiaries’ officers, directors or employees owns any beneficial interest; or

•	any stockholder of ours that owns, directly or indirectly, at least 25% of our outstanding capital stock or any affiliate of any 25% stockholder.

      Under the amended and restated stockholders agreement, each of the Welsh Carson investors, the Blackstone Group investors, Messrs. Small, Chehayl and Owen, and Signal/ Centennial Partners, L.L.C. and Guayacan Private Equity Fund, L.P. has agreed not to, and agreed to cause its affiliates not to, directly or indirectly, alone or in concert with others, without the prior written consent of holders of a majority of the shares held by the Welsh Carson investors, take any of the following actions:

(1) effect, seek, offer, engage in, propose or participate in

•	any acquisition of beneficial ownership of our equity or debt securities other than (a) pursuant to the preemptive rights granted under the amended and restated stockholders agreement, (b) acquisitions from other stockholders who have signed the amended and restated stockholders agreement or (c) any stock dividend, stock reclassification or other distribution or dividends to the holders of our common stock generally,

•	any extraordinary transaction such as a merger or tender offer involving the Company or any material portion of our business or a purchase of all or a substantial part of our assets or any material part of our business,

•	any solicitation of proxies with respect to the Company or any action resulting in any stockholder party to the amended and restated stockholders agreement or any of its affiliates becoming a participant in any board of director election contest with respect to the Company;

(2) propose any matter for submission to a vote of stockholders of the Company;

(3) seek to remove or appoint directors of the Company outside of the provisions of the amended and restated stockholders agreement; or

(4) form, join or in any way participate in or assist in the formation of a group of two or more persons for the purposes of acquiring, holding, voting, or disposing of equity securities of the Company, other than any group consisting exclusively of stockholders who have signed the amended and restated stockholders agreement and their affiliates.

      Under the amended and restated stockholders agreement, we are required to pay WCA Management Corporation, an affiliate of Welsh Carson, an annual monitoring fee of $450,000 plus reasonable expenses and Blackstone Management Partners III, L.L.C. an annual monitoring fee of $300,000 plus reasonable expenses. We will not be required to pay these management fees if either the Welsh Carson investors or The Blackstone Group investors sells 75% of the shares (adjusted for stock splits) owned by them on January 20, 1999.

      All of the provisions of the amended and restated stockholders agreement that are described above, other than the provisions governing the election of our board of directors and the composition of its committees, will terminate upon the earlier to occur of (1) January 20, 2009, or (2) the completion of a registered public offering of common stock raising not less than $50 million for the Company and the transfer by either the Welsh Carson investors or The Blackstone Group investors of 50% or more of the shares of common stock (adjusted for stock splits) owned by them on January 20, 1999.

      The provisions of the amended and restated stockholders agreement governing the election of our board of directors and the composition of its committees will terminate upon the earlier to occur of (1) January 20, 2009, or (2) the completion of a registered public offering of common stock raising not less than $50 million for our company and the transfer by both the Welsh Carson investors and The Blackstone Group investors of 50% or more of the shares of common stock (adjusted for stock splits) owned by them on January 20, 1999.

      The Nasdaq Stock Market, Inc. has enacted new rules with respect to certain corporate governance matters, including requirements for a majority independent board, executive sessions of independent directors and independent compensation and nominating committees, among others. A company of which more than 50% of the voting power is held by an individual, group or another company, or a “controlled company,” would be exempt from certain of these requirements. The Welsh Carson investors currently own more than a majority of our outstanding common stock and therefore we qualify under the “controlled company” and many of the new corporate governance rules do not apply to us.

Registration Rights Agreement

      On January 7, 1999 each of the stockholders of CCW Acquisition Corp. who purchased shares of CCW Acquisition Corp. under the securities purchase agreement and CCW Acquisition Corp. entered into a registration rights agreement. The registration rights agreement became our obligation when we merged with CCW Acquisition Corp. on January 7, 1999. The original registration rights agreement was superseded by a first amended and restated registration rights agreement on January 20, 1999, in connection with the transfer by WCA Management Corporation of its equity interest in the Company to another investment fund. The parties to the amended and restated registration rights agreement include Welsh Carson and its affiliates, The Blackstone Group and its affiliates, Michael J. Small, Peter Chehayl, Edward Owen, Signal/ Centennial Partners, L.L.C. and Guayacan Private Equity Fund, L.P., each of whom are our stockholders, and us.

      The amended and restated registration rights agreement grants the Welsh Carson investors and The Blackstone Group investors the right to require the Company to register their shares of common stock under the Securities Act at any time on or after January 7, 2002. The amended and restated registration rights agreement also grants each of the following persons the right to include, at their request, shares of common stock owned by them in registrations under the Securities Act by the Company:

•	each of the Welsh Carson investors;

•	each of The Blackstone Group investors;

•	Messrs. Small, Chehayl and Owen; and

•	Signal/ Centennial Partners, L.L.C. and Guayacan Private Equity Fund, L.P.

Welsh Carson Mezzanine Debt

      In connection with the merger in January 1999, we issued the Mezzanine Debt and 4,879,521 shares of our common stock to WCAS Capital Partners III, L.P., an affiliate of Welsh Carson, for an aggregate purchase price of $180.0 million. The Mezzanine Debt bore cash interest at a rate of 10% or pay-in-kind interest at a rate of 13% per annum. In connection with the Refinancing, as of February 9, 2004, all of the Mezzanine Debt, including accrued and unpaid interest and unaccreted value of the equity portion of the Mezzanine Debt, was repaid in full.

Welsh Carson Bond Holdings and Indemnity Agreement

      We were advised that an affiliate of Welsh Carson purchased in open market transactions approximately $189.0 million principal amount of our Senior Subordinated Notes. On September 24, 2002, we entered into an indemnification agreement with the Welsh Carson affiliate pursuant to which the Welsh Carson affiliate agreed to indemnify us in respect of taxes which may become payable by us as a result of these purchases. As part of the Refinancing, we repurchased and redeemed $70.0 million in aggregate principal amount of the Senior Subordinated Notes, which included approximately $34.9 million in principal amount of Senior Subordinated Notes held by the Welsh Carson affiliate.

Other Transactions

      We are a party to various transactions involving entities controlled by Abraham Selman, the 20% minority stockholder in our Dominican Republic operations. During fiscal 2004, we paid entities owned by

Mr. Selman amounts totaling approximately $0.9 million, including approximately $0.7 million related to the build-out of our wireless operations in the Dominican Republic. At May 31, 2004, we were owed approximately $0.3 million by companies under Mr. Selman’s control.

      In connection with the 2013 Senior Notes offering and related amendment to the previous senior credit facility, we reimbursed Welsh Carson and The Blackstone Group for their outside counsel legal fees in the amounts of $1.1 million and $0.1 million, respectively.

      In May 2002, we loaned Thomas R. Cogar, Jr., our Executive Vice President, Chief Technology Officer — Caribbean Operations, $100,000 in connection with his relocation from Indiana to Georgia. The loan was automatically forgiven in accordance with its terms on March 11, 2004.

DESCRIPTION OF NEW SENIOR CREDIT FACILITY

      In connection with the Refinancing, we entered into a new senior credit facility with Credit Suisse First Boston LLC, as administrative agent and lender, and various other lenders.

      Set forth below is a summary of the terms of the new senior credit facility. We emphasize that this summary is not a complete description of all terms and conditions of such indebtedness, and it is qualified in its entirety by reference to the documents noted below and all other documents setting forth the terms and conditions of such indebtedness.

      We initially borrowed amounts under the new senior credit facility to provide a portion of the proceeds required to consummate the Refinancing, including the repayment in full, and termination, of our previous senior credit facility. See “Prospectus Summary — Refinancing.”

      The new senior credit facility consists of:

      • a seven-year term loan with an aggregate principal amount of $600.0 million; and

      • a six-year revolving credit facility with an aggregate principal amount of up to $150.0 million, which was undrawn as of the closing of the new senior credit facility, but may be drawn at any time.

      In addition, under specified terms and conditions, including covenant compliance, the amount available under the new senior credit facility may be increased by incremental term loan or revolving facilities in an aggregate principal amount of up to $250.0 million. The borrowers under the new senior credit facility are Centennial Cellular and Centennial Puerto Rico.

      The revolving credit facility is available, subject to the conditions in the new senior credit facility, to finance future working capital needs, to refinance certain indebtedness and for general corporate purposes.

      Maturity of Loans. The revolving credit facility will mature in February 2010. The term loan requires quarterly amortization payments in an anticipated aggregate principal amount of $1.5 million in 2004, $6.0 million in each of 2005, 2006, 2007, 2008 and 2009, $4.5 million in February 2010 and the balance of $564.0 million in two equal installments in August 2010 and February 2011. If the remaining Senior Subordinated Notes are not refinanced by June 15, 2008, the aggregate amount outstanding under the new senior credit facility will become immediately due and payable.

      Interest Rates. Borrowings under the new senior credit facility bear interest at a rate per annum of, at the applicable borrower’s option, either:

•	the higher of (1) the established prime rate of the administrative agent under the new senior credit facility or (2) the federal funds effective rate plus 0.50%, and in either such case, plus (a) 2.25% in the case of revolving loans or (b) 1.75% in the case of term loans; or

•	an adjusted LIBOR rate plus (a) 3.25% in the case of revolving loans or (b) 2.75% in the case of term loans.

      Prepayments. Borrowings under the new senior credit facility are subject to mandatory prepayment and reduction in anticipated amounts relating to:

•	100% of net cash proceeds of asset dispositions by Centennial and its subsidiaries (including insurance and condemnation proceeds), subject to certain exceptions and reinvestment provisions;

•	50% of annual excess cash flow, as defined in our new senior credit facility, beginning with the fiscal year ending May 31, 2005 (which prepayment obligation will not apply upon the achievement of a specified performance target);

•	100% of the net cash proceeds of the issuance or incurrence of certain debt by Centennial and its subsidiaries; and

•	50% (which percentage will be reduced upon the achievement of specified performance targets) of the net cash proceeds of certain issuances of equity securities by Centennial and its subsidiaries other than the first $125.0 million.

      These prepayments are subject to various exceptions. Voluntary prepayment of the loans is permitted in whole or in part with prior notice, and without premium or penalty (except for a 1% prepayment premium applicable to optional term loan prepayments made at any time on or prior to February 9, 2005), other than funding losses, subject to limitations as to minimum amounts.

      Guarantees. Centennial and each of Centennial Cellular’s and Centennial Puerto Rico’s direct and indirect existing domestic subsidiaries and future wholly owned domestic subsidiaries guarantee the borrowers’ obligations under the new senior credit facility. Each of the borrowers guarantees the obligations of the other under the new senior credit facility.

      Security. The obligations of Centennial Cellular and Centennial Puerto Rico under the new senior credit facility are secured by substantially all of the personal property of Centennial and each of its direct and indirect existing domestic subsidiaries and future wholly owned domestic subsidiaries, including the capital stock of Centennial Cellular and Centennial Puerto Rico and each of their domestic subsidiaries and up to 65% of the capital stock of first-tier foreign subsidiaries. The obligation of Centennial and its subsidiaries to provide such security is subject to customary exceptions, including an exception for certain telecommunications licenses.

      Representations and Warranties. The new senior credit facility contains representations and warranties customarily found in agreements for similar financings.

      Affirmative Covenants. The new senior credit facility contains affirmative covenants customarily found in agreements for similar financings, including reporting and further assurance covenants.

      Negative Covenants. The new senior credit facility contains customary restrictive covenants, including covenants that limit, subject to certain exceptions, the ability of Centennial, Centennial Cellular and Centennial Puerto Rico and their subsidiaries to, among other things, incur additional indebtedness, make investments, pay dividends, enter into transactions with affiliates, complete asset sales, acquisitions, mergers and consolidations, make prepayments of other indebtedness, and grant liens and encumbrances and other matters customarily restricted in such agreements.

      Financial Covenants. The new senior credit facility contains financial covenants relating to:

•	maximum ratio of consolidated total senior secured debt to operating cash flow;

•	maximum ratio of consolidated total debt to operating cash flow; and

•	minimum ratio of operating cash flow to consolidated interest expense,

in each case, with respect to Centennial and its subsidiaries.

      Events of Default. The new senior credit facility contains customary events of default.

DESCRIPTION OF OTHER INDEBTEDNESS

      The following is a summary of our material indebtedness, other than the senior notes and the new senior credit facility. We emphasize that this summary is not a complete description of all of the terms and conditions of such indebtedness, and it is qualified in its entirety by reference to the documents noted below and all other documents setting forth the terms and conditions of such indebtedness.

2013 Senior Notes

      In June 2003, Centennial and Centennial Cellular, as co-obligors, sold $500.0 million aggregate principal amount of our Senior Notes in a private placement transaction. The obligations of Centennial Cellular under the 2013 Senior Notes are guaranteed by Centennial Puerto Rico. We pay interest on the 2013 Senior Notes on June 15 and December 15 of each year up to and including their maturity date on June 15, 2013.

      The 2013 Senior Notes are senior in right of payment to our Senior Subordinated Notes and rank equally with all our senior debt, including the senior notes offered by this prospectus. The 2013 Senior Notes are unsecured. The 2013 Senior Notes effectively rank junior to all of our existing and future secured indebtedness, including indebtedness outstanding under the new senior credit facility, to the extent of the value of the assets securing such indebtedness.

      We may redeem any of the 2013 Senior Notes on or after June 15, 2008 at the redemption prices set forth below, expressed as percentages of principal amount, plus any accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning on June 15 of each of the years indicated below.

Year	Percentage

2008	105.063%
2009	103.375%
2010	101.688%

      Thereafter, we may redeem all or part of the 2013 Senior Notes at 100% of their principal amount plus any accrued and unpaid interest.

      Before June 15, 2006, we may redeem up to 35% of the aggregate principal amount of the outstanding 2013 Senior Notes with the proceeds of certain equity offerings at a redemption price equal to 110.125% of their principal amount, plus accrued and unpaid interest to the applicable redemption date. We may make such redemption only if after any such redemption at least 65% of the aggregate principal amount of 2013 Senior Notes originally issued under the indenture remains outstanding.

      If Centennial experiences any specified kinds of changes in control, we must offer to repurchase any then-outstanding 2013 Senior Notes at 101% of their principal amount, plus any accrued interest to the date of the repurchase. In addition, if the change of control occurs before June 15, 2008, we may elect to redeem the 2013 Senior Notes at 100% of their principal amount, plus accrued interest, if any, to the date of redemption, plus a make-whole premium.

      The indenture governing the 2013 Senior Notes contains customary affirmative and negative covenants that, among other things and subject to some exceptions, limit our and Centennial Cellular’s ability and the ability of Centennial Cellular’s restricted subsidiaries to:

•	incur additional debt, including debt that ranks senior in right of payment or equally with the 2013 Senior Notes;

•	pay dividends on, redeem or repurchase our capital stock;

•	make investments;

•	declare dividend or other payments to us;

•	enter into transactions with affiliates or related persons;

•	guarantee debt;

•	sell assets;

•	create liens;

•	engage in a merger, sale or consolidation; and

•	enter into new lines of business.

Senior Subordinated Notes

      As part of the financing for the January 1999 recapitalization, Centennial and Centennial Cellular, as co-obligors, sold $370.0 million aggregate principal amount of our Senior Subordinated Notes in a private placement transaction in December 1998. The obligations of both Centennial and Centennial Cellular are guaranteed by Centennial Puerto Rico. We pay interest on the Senior Subordinated Notes on June 15 and December 15 of each year up to and including their maturity date on December 15, 2008. As of May 31, 2004, an affiliate of our controlling stockholder, Welsh Carson, held approximately $154.0 million principal amount of our Senior Subordinated Notes. We repurchased and redeemed $70.0 million in aggregate principal amount of our Senior Subordinated Notes as part of the Refinancing. See “Prospectus Summary — Refinancing.”

      The Senior Subordinated Notes are subordinated to all of Centennial’s and Centennial Cellular’s senior debt, including all debt under the new senior credit facility, the 2013 Senior Notes and the senior notes. The Senior Subordinated Notes are unsecured.

      We may redeem any of the Senior Subordinated Notes on or after December 15, 2003 at the redemption prices set forth below, expressed as percentages of principal amount, plus any accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning on December 15 of each of the years indicated below.

Year	Percentage

2003	105.375%
2004	103.583%
2005	101.792%

      Thereafter, the co-obligors may redeem all or part of the Senior Subordinated Notes at 100% of their principal amount plus any accrued and unpaid interest.

      If Centennial experiences any specified kinds of changes in control, Centennial must offer to repurchase any then outstanding Senior Subordinated Notes at 101% of their principal amount, plus any accrued interest to the date of repurchase.

      The indenture governing the Senior Subordinated Notes contains customary affirmative and negative covenants that, among other things and subject to some exceptions, limit our and Centennial Cellular’s ability and the ability of Centennial Cellular’s restricted subsidiaries to:

•	incur additional debt;

•	pay dividends on, redeem or repurchase our capital stock;

•	make investments;

•	declare dividends or other payments to us;

•	enter into transactions with affiliates or related persons;

•	guarantee debt;

•	sell assets;

•	create liens;

•	engage in a merger, sale or consolidation; and

•	enter into new lines of business.

DESCRIPTION OF THE SENIOR NOTES

General

      The terms of the new senior notes we are issuing in this exchange offer and the original senior notes are identical in all material respects, except the new senior notes offered in the exchange offer:

•	will have been registered under the Securities Act;

•	will not contain transfer restrictions and registration rights that relate to the original senior notes; and

•	will not contain provisions relating to the payment of additional interest to be made to the holders of the original senior notes under circumstances related to the timing of the exchange offer.

      The senior notes are issued under an indenture, dated as of February 9, 2004, which we refer to as the Indenture, among Centennial Communications Corp., Centennial Cellular Operating Co. LLC, or CCOC, Centennial Puerto Rico Operations Corp., or Centennial Puerto Rico, and U.S. Bank National Association, as trustee, or the Trustee. For purposes of this “Description of the Senior Notes” section the term “Co-Obligors” means CCOC, Centennial and Centennial Puerto Rico and excludes any of their subsidiaries and the term “Guarantor” means any guarantor of the obligations of CCOC under the senior notes and excludes any of their respective subsidiaries.

      The terms of the senior notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, or the Trust Indenture Act. The senior notes are subject to all such terms, and holders of senior notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the Indenture has been filed as an exhibit to the Registration Statement on Form S-4, of which this prospectus forms a part. The definitions of certain terms used in the following summary are set forth below under the caption “— Certain Definitions.”

      The senior notes are senior unsecured obligations of the Co-Obligors limited to $325.0 million aggregate principal amount. The Indenture provides for the issuance from time to time of an unlimited principal amount of additional senior notes, subject to the limitations described in the “Limitation on Incurrence of Additional Indebtedness” covenant. Any such additional senior notes will be identical in all respects to the senior notes, other than with respect to issue price and issuance date, and except that such additional senior notes may be subject to restrictions on resales, may have the benefit of a registration rights agreement and may bear additional interest in case of certain defaults under that agreement. Any additional senior notes issued under the Indenture will vote together with the senior notes as one class on all matters under the Indenture.

      The senior notes are issued at par. The senior notes will mature on February 1, 2014. The senior notes bear interest at the rate per annum stated on the cover page of this prospectus from February 9, 2004, payable semi-annually in arrears on February 1 and August 1 of each year (each, an “Interest Payment Date”), commencing August 1, 2004, to the Persons in whose names such senior notes are registered at the close of business on January 15 or July 15 preceding such Interest Payment Date. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. The senior notes are issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

      Under certain circumstances, the obligations of CCOC under the senior notes may be fully, unconditionally and irrevocably guaranteed (a “Guarantee”) by certain Subsidiaries of CCOC (each, a “Guarantor”).

      Principal of, premium, if any, and interest on the senior notes is payable, and, subject to the following provisions, the senior notes may be presented for registration of transfer or exchange, at the office or agency of the Co-Obligors maintained for such purpose, which office or agency shall be maintained in the Borough of Manhattan of the City of New York. At the option of the Co-Obligors, payment of interest may be made by check mailed to the Holders of the senior notes at the addresses set forth upon the registry books of the Co-Obligors. No service charge will be made for any registration of transfer or exchange of senior notes, but the Co-Obligors may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by the Co-Obligors, the Co-Obligors’ office or agency will be the corporate trust office of the Trustee presently located in New York, New York.

      All payments of principal and interest will be made by the Co-Obligors in same day funds. The senior notes will trade in the Same-Day Funds Settlement System of The Depository Trust Company (the “Depositary” or “DTC”) until maturity, and secondary market trading activity for the senior notes will therefore settle in same day funds.

Ranking

      The senior notes are senior unsecured indebtedness of the Co-Obligors ranking pari passu with all other existing and future unsubordinated obligations of the Co-Obligors, including any original senior notes that remain outstanding following the exchange offer. The senior notes are effectively subordinated to the secured obligations of the Co-Obligors to the extent of the value of the assets of the Co-Obligors securing such obligations. After giving effect to the offering of original senior notes and the Refinancing (including the application of the net proceeds therefrom) as described in “Prospectus Summary — Refinancing,” as of May 31, 2004, the Co-Obligors had approximately $642.9 million of secured indebtedness, including $598.5 million under the new senior credit facility, as described in “Description of the New Senior Credit Facility,” and $44.4 million of capitalized leases and tower obligations, $825.0 million of senior, unsecured indebtedness, consisting of the 2013 Senior Notes and the senior notes and $300.0 million of subordinated indebtedness, consisting of the Senior Subordinated Notes outstanding following our partial redemption and repurchase.

      The Guarantee by any Guarantor will rank pari passu in right of payment with all other existing and future unsubordinated obligations of any such Guarantor, including the guarantee of any unpaid senior notes that remain outstanding following the exchange offer. The Guarantee will be effectively subordinated to secured obligations of such Guarantor to the extent of the value of the assets of such Guarantor securing such obligations. At the time of the issuance of the original senior notes and as of the date of this prospectus, there are no Guarantees.

      The Indenture limits, but does not prohibit, the incurrence by CCOC, Centennial Puerto Rico and their Restricted Subsidiaries of additional Indebtedness.

      The Co-Obligors other than Centennial Puerto Rico are holding companies who conduct their operations through their Subsidiaries. Accordingly, such Co-Obligors’ ability to meet their cash obligations will be dependent upon the ability of their Subsidiaries to make cash distributions to these Co-Obligors. As of May 31, 2004, the Subsidiaries of the Co-Obligors, other than Centennial Puerto Rico, had approximately $514.7 million of liabilities, other than guarantees of secured indebtedness of such Co-Obligors and excluding intercompany liabilities. Dividends from Subsidiaries of Centennial and CCOC, together with cash flow generated by Centennial Puerto Rico, are expected to be the only source for payment of interest on the senior notes. Furthermore, any right of Centennial and CCOC to receive the assets of any of their Subsidiaries, other than Centennial Puerto Rico or any Subsidiary that may become a Guarantor in the future, upon any such Subsidiary’s liquidation (and the consequent right of the Holders of the senior notes to participate in the distribution of the proceeds of those assets) effectively will be subordinated by operation of law to the claims of such Subsidiary’s creditors (including trade creditors) and holders of its preferred stock, if any, except to the extent that Centennial and CCOC are recognized as a creditor or preferred stockholder of such Subsidiary, in which case the claims of Centennial and CCOC would still be subordinate to any Indebtedness or preferred stock of such Subsidiary senior in right of payment to that held by Centennial and CCOC. In the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or any assignment for the benefit of the creditors of Centennial and CCOC or a marshaling of assets or liabilities of Centennial and CCOC, holders of the senior notes may receive ratably less than other such creditors or interest holders.

Optional Redemption by the Co-Obligors

     General

      The senior notes are subject to redemption at any time on or after February 1, 2009 at the option of the Co-Obligors, in whole or in part, on not less than 30 nor more than 60 days prior notice in amounts of $1,000 or an integral multiple thereof at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period, beginning February 1 of the years indicated below:

Year	Redemption Price

2009	104.0625%
2010	102.7083%
2011	101.3542%
2012 and thereafter	100%

together with accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an Interest Payment Date).

     Upon Certain Equity Offerings

      In addition, at any time prior to February 1, 2007, the Co-Obligors, at their option, may use the net cash proceeds of one or more Public Equity Offerings or Strategic Equity Offerings in a single transaction or a series of related transactions to redeem up to an aggregate of 35% of the aggregate principal amount of original senior notes and new senior notes originally issued under the Indenture at a redemption price equal to 108.125% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date); provided, that senior notes with a principal amount at least equal to 65% of the initial aggregate principal amount of original senior notes (and any additional senior notes) remains outstanding immediately after the occurrence of such redemption; provided further, that any such redemption with respect to a Strategic Equity Offering may not occur in connection with or after the occurrence of a Change of Control; and provided further, that any such net proceeds received by Centennial are first contributed to CCOC as a capital contribution prior to any such redemption. In order to effect the foregoing redemption, the Co-Obligors must mail a notice of redemption no later than 30 days after the closing of the related Public Equity Offering or Strategic Equity Offering and must consummate such redemption within 60 days of the closing of the Public Equity Offering or Strategic Equity Offering.

     Upon a Change of Control

      In addition, the senior notes may be redeemed upon a Change of Control at any time prior to February 1, 2009, at the option of the Co-Obligors, in whole but not in part, within 60 days of such Change of Control. Prior to February 1, 2006, the redemption price will be equal to (i) 108.125% of the principal amount of the senior notes, plus (ii) accrued interest to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date). After February 1, 2006 but prior to February 1, 2009, the redemption price will be equal to (i) 100% of the principal amount of the senior notes, plus (ii) accrued interest to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date), plus (iii) the Applicable Premium, if any.

     In Connection with Certain Asset Sales

      In addition, the senior notes may be redeemed at any time prior to February 1, 2006, at the option of the Co-Obligors, in whole or in part, with the net cash proceeds of a sale of assets that would be considered an Asset Sale (as defined in and described under the covenant “— Certain Covenants — Limitation on Asset Sales and Sales of Subsidiary Stock”) within 60 days of such asset sale at a redemption price equal to (i) 108.125% of the principal amount of the senior notes, plus (ii) accrued interest to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date); provided that any such redemption shall be for (A) senior notes with an aggregate principal amount of at least $50.0 million; provided that immediately after any such redemption senior notes (including original senior notes) with an aggregate principal amount of at least $150.0 million remain outstanding or (B) all the outstanding senior notes.

Procedures

      Subject to the following, notice of any redemption will be sent, by first-class mail, at least 30 days and not more than 60 days prior to the date fixed for redemption to the Holder of each senior note to be redeemed to such Holder’s last address as then shown upon the books of the Registrar. Any notice which relates to a senior note to be redeemed in part only must state the portion of the principal amount to be redeemed and must state that on and after the date fixed for redemption, upon surrender of such senior note, a new senior note or senior notes in a principal amount equal to the unredeemed portion thereof will be issued. On and after the date fixed for redemption, interest will cease to accrue on the portions of the senior notes called for redemption.

      In the case of a partial redemption, the Trustee shall select the senior notes or portions thereof for redemption in compliance with the requirements of the principal national securities exchange, if any, on which the senior notes are listed, or if the senior notes are not so listed, on a pro rata basis, by lot or by any other manner as it deems appropriate and fair; provided, that any such redemption pursuant to the provisions relating to a Public Equity Offering or a Strategic Equity Offering shall be made on a pro rata basis or on as nearly a pro rata basis as practicable (subject to the procedures of DTC or any other depositary). The senior notes may be redeemed in part in multiples of $1,000 only.

Future Guarantees

      The obligation of CCOC to make payments of the principal of, premium, if any, and interest on the senior notes will be fully, unconditionally and irrevocably guaranteed by each Guarantor, if any, which Guarantee will rank pari passu in right of payment with all existing and future subordinated obligations of such Guarantor. At the time of issuance of the senior notes, there are no Guarantors. See “— Certain Covenants — Limitation on Issuance of Guarantees; Release of Guarantee and Co-Issuer Obligations.”

      The obligations of each Guarantor under its Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable U.S. federal or state laws. The Guarantee will be automatically and unconditionally released and discharged upon any permitted sale, exchange or transfer to any Person of all or substantially all of the assets of such Guarantor or upon a sale or transfer of capital stock of such Guarantor as a result of which such Guarantor ceases to be a Subsidiary of CCOC.

Sinking Fund

      The senior notes do not have the benefit of a sinking fund.

Termination of Certain Covenants

      From and after the first date after the date of the Indenture on which the senior notes have an Investment Grade Rating and no Default or Event of Default has occurred and is continuing under the

Indenture (the “Investment Grade Date”), Centennial, CCOC and Restricted Subsidiaries of CCOC will no longer be subject to the provisions of the Indenture described below under the following captions:

•	“— Certain Covenants — Limitation on the Incurrence of Additional Indebtedness,”

•	“— Certain Covenants — Limitation on Priority Indebtedness and Pari Passu Indebtedness,”

•	“— Certain Covenants — Limitation on Restricted Payments,”

•	“— Certain Covenants — Limitation on Restricting Subsidiary Dividends,”

•	“— Certain Covenants — Limitation on Transactions with Related Persons,”

•	“— Certain Covenants — Limitation on Issuance of Guarantees; Release of Guarantee and Co-Issuer Obligations” (except as set forth therein),

•	“— Certain Covenants — Limitation on Asset Sales and Sales of Subsidiary Stock,”

•	“— Certain Covenants — Limitation on Lines of Business,” and

•	“— Certain Covenants — Limitation on Unrestricted Subsidiaries.”

      As a result of the foregoing, the senior notes will be entitled to substantially reduced covenant protection from and after any Investment Grade Date.

Certain Covenants

Repurchase of Senior Notes at the Option of the Holder upon a Change of Control

      The Indenture provides that, in the event that a Change of Control has occurred, unless all senior notes have been called for redemption, each Holder will have the right, at such Holder’s option, pursuant to an irrevocable and unconditional offer by the Co-Obligors (the “Change of Control Offer”), to require the Co-Obligors to repurchase all or any part (equal to $1,000 principal amount or an integral multiple thereof) of such Holder’s senior notes, on a date (the “Change of Control Purchase Date”) that is no later than 45 Business Days after the occurrence of such Change of Control at a cash price (the “Change of Control Purchase Price”) equal to 101% of the aggregate principal amount thereof, together with any accrued and unpaid interest to the Change of Control Purchase Date. The Change of Control Offer shall be made within 30 Business Days following a Change of Control and shall remain open for 20 Business Days following its commencement (the “Change of Control Offer Period”). Upon expiration of the Change of Control Offer Period, the Co-Obligors shall purchase all senior notes properly tendered in response to the Change of Control Offer.

      On or before the Change of Control Purchase Date, the Co-Obligors will (i) accept for payment senior notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent cash sufficient to pay the Change of Control Purchase Price (together with accrued and unpaid interest) of all senior notes so tendered and (iii) deliver to the Trustee senior notes so accepted together with an Officers’ Certificate listing the senior notes or portions thereof being purchased by the Co-Obligors. The Paying Agent promptly will deliver to the Holders of senior notes so accepted payment in an amount equal to the Change of Control Purchase Price (together with any accrued and unpaid interest), and the Trustee will promptly authenticate and mail or deliver to such Holders a new senior note equal in principal amount to any unpurchased portion of the senior note surrendered. Any senior notes not so accepted will be promptly mailed or delivered by the Co-Obligors to the Holder thereof. The Co-Obligors will announce publicly the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

      The Change of Control purchase feature of the senior notes may make more difficult or discourage a takeover of the Co-Obligors, and, thus, the removal of incumbent management. The Change of Control purchase feature resulted from negotiations between the Co-Obligors and the Initial Purchasers and is not the result of any intention on the part of the Co-Obligors or their management to discourage the acquisition of the Co-Obligors.

      The Senior Credit Facility provides that certain change of control events with respect to the Co-Obligors would constitute a default thereunder. Any future credit agreements or other agreements to which any of the Co-Obligors, any Guarantor or any of their Subsidiaries becomes a party may contain similar restrictions and provisions. In the event a Change of Control were to occur at a time when the Co-Obligors and any Guarantor are prohibited from purchasing senior notes, they could seek the consent of their lenders to such purchase of senior notes, or any of such companies could attempt to refinance the borrowings that contain such prohibition. If they did not obtain such consents or repay such borrowings, they would not be able to purchase the senior notes under a Change of Control Offer. In such case, their failure to purchase tendered senior notes would constitute an Event of Default under the Indenture.

      If a Change of Control Offer is made, there can be no assurance that the Co-Obligors or any Guarantor will have available funds sufficient to pay the Change of Control Purchase Price for all of the senior notes that might be delivered by Holders of the senior notes seeking to accept the Change of Control Offer. The failure of the Co-Obligors or any Guarantor to make or consummate the Change of Control Offer or pay the Change of Control Purchase Price when due will give the Trustee and the Holders of the senior notes the rights described under “— Events of Default and Remedies.”

      The Co-Obligors will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Co-Obligors and purchases all senior notes validly tendered and not withdrawn under such Change of Control Offer.

      The term “all or substantially all” as used in the definition of “Change of Control” has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders of the senior notes elected to exercise their rights under the Indenture and the Co-Obligors elected to contest such election, there could be no assurance as to how a court interpreting New York law would interpret the phrase.

      The provisions of the Indenture do not afford Holders of the senior notes the right to require a repurchase of the senior notes in the event of a highly leveraged transaction or certain transactions with the Co-Obligors’ management or Affiliates, including a reorganization, restructuring, merger or similar transaction (including, in certain circumstances, an acquisition of the Co-Obligors by management or its affiliates) involving the Co-Obligors that may adversely affect Holders of the senior notes, if such transaction is not a transaction defined as a “Change of Control.” A transaction involving the Co-Obligors’ management or Affiliates, or a transaction involving a recapitalization of the Co-Obligors, will result in a Change of Control only if it is the type of transaction specified by such definition.

      Any Change of Control Offer will be made in compliance with all applicable laws, rules and regulations, including, if applicable, Regulation 14E under the Exchange Act and the rules thereunder and all other applicable Federal and state securities laws, and the Co-Obligors may modify a Change of Control Offer to the extent necessary to effect such compliance.

Limitation on Incurrence of Additional Indebtedness

      CCOC will not and will not permit any of its Restricted Subsidiaries to, directly or indirectly, issue, create, incur, assume, guarantee or otherwise directly or indirectly become liable for, or otherwise become responsible for, contingently or otherwise (individually or collectively, to “Incur” or, as appropriate, an “Incurrence”), any Indebtedness (including any Acquired Indebtedness). Neither the accrual of interest (including the issuance of “pay in kind” securities or similar instruments in respect of such accrued interest) pursuant to the terms of Indebtedness Incurred in compliance with this covenant, nor the accretion of original issue discount, nor the mere extension of the maturity of any Indebtedness shall be deemed to be an Incurrence of Indebtedness.

      Notwithstanding the foregoing, CCOC, Centennial Puerto Rico and any Guarantor may Incur Indebtedness (including Acquired Indebtedness), and any Restricted Subsidiary may Incur Acquired

Indebtedness, if CCOC’s Annual Debt to EBITDA Ratio, after giving effect to the Incurrence of such Indebtedness and the application of the proceeds therefrom, would have been less than 7.5 to 1.0 thereafter.

      In addition, the foregoing limitations will not apply to the Incurrence of the following:

(i) Indebtedness of CCOC or any Restricted Subsidiary under any Senior Credit Facility in an aggregate principal amount at any one time outstanding not to exceed $1.0 billion, reduced by permanent reductions in commitments in satisfaction of the Net Cash Proceeds application requirement set forth in “— Limitation on Asset Sales and Sales of Subsidiary Stock”; provided, that any Indebtedness under the Senior Credit Facility outstanding on the Issue Date will be deemed to have been Incurred under this clause (i);

(ii) Indebtedness pursuant to the senior notes (including the original senior notes but excluding additional senior notes) or existing on the Issue Date (other than under the Senior Credit Facility) and Refinancing Indebtedness Incurred to refinance Indebtedness incurred pursuant to this clause (ii);

(iii) Indebtedness between CCOC and any Restricted Subsidiary of CCOC or between Restricted Subsidiaries of CCOC, provided, that, in the case of Indebtedness of CCOC, such obligations shall be unsecured and subordinated in all respects to the Holders’ rights pursuant to the senior notes; provided further, that (a) any disposition or transfer of any such Indebtedness to a Person (other than a disposition or transfer to CCOC or a Restricted Subsidiary) shall be deemed to be an Incurrence of such Indebtedness by the obligor not permitted by this clause (iii), and (b) any transaction pursuant to which any Restricted Subsidiary, which has Indebtedness owing to CCOC or any other Restricted Subsidiary, ceases to be a Restricted Subsidiary shall be deemed to be the Incurrence of Indebtedness by such Restricted Subsidiary that is not permitted by this clause (iii);

(iv) Capitalized Lease Obligations, Purchase Money Indebtedness of CCOC and any Restricted Subsidiary and any Refinancing Indebtedness in respect thereof in an aggregate amount or aggregate principal amount, as the case may be, outstanding at any time not to exceed in the aggregate the greater of (x) $75.0 million and (y) 5% of CCOC’s Total Assets; provided, that in the case of Purchase Money Indebtedness, such Indebtedness shall not constitute more than 100% of the cost (determined in accordance with GAAP) to CCOC or such Restricted Subsidiary of the property purchased or leased with the proceeds thereof;

(v) Indebtedness of CCOC or any Restricted Subsidiary arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligations of CCOC or its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business assets or Restricted Subsidiary of CCOC to the extent none of the foregoing results in the obligation to repay an obligation for money borrowed by any Person;

(vi) any guarantee by any Restricted Subsidiary of the Senior Credit Facility or any other Indebtedness Incurred in accordance with the provisions of the “Limitation on Issuances of Guarantees; Release of Guarantee and Co-Issuer Obligations” covenant;

(vii) Indebtedness incurred by CCOC or any of its Restricted Subsidiaries in connection with the acquisition of a new Restricted Subsidiary, the majority of whose revenue for the most recent twelve months for which audited or unaudited financial statements are available are from a Related Business, or of property, businesses or assets which, or Capital Stock of a Person all or substantially all of whose assets, are of a type generally used in a Related Business and any Refinancing Indebtedness in respect thereof; provided, that the principal amount (or accreted value, as applicable) of such Indebtedness and any Refinancing Indebtedness in respect thereof, together with any other outstanding Indebtedness incurred pursuant to this clause (vii), does not exceed $40.0 million in the aggregate at any one time outstanding; provided further, that the principal amount of Indebtedness that may be incurred pursuant to this clause (vii) and clause (xi) by any individual Restricted

Subsidiary (other than Centennial Puerto Rico) that is not a Guarantor shall not exceed $25.0 million in the aggregate at any one time outstanding;

(viii) Indebtedness of CCOC or any Restricted Subsidiary under standby letters of credit or reimbursement obligations with respect thereto issued in the ordinary course of business and consistent with industry practices; provided, that upon the drawing of such letters of credit or the Incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or Incurrence;

(ix) Interest Rate Protection Obligations relating to (A) Indebtedness of CCOC or any Restricted Subsidiary (which Indebtedness is otherwise permitted to be incurred under this covenant) or (B) Indebtedness for which a lender has provided a commitment in an amount reasonably anticipated to be incurred by CCOC or any Restricted Subsidiary in the 12 months after such Interest Rate Protection Obligations have been incurred; provided, however, that the notional principal amount of such Interest Rate Protection Obligations do not exceed the principal amount of the Indebtedness (including Indebtedness subject to commitments) to which such Interest Rate Protection Obligations relate;

(x) Currency Hedging Agreements relating to (A) Indebtedness of CCOC or any Restricted Subsidiary and/or (B) obligations to purchase or sell assets or properties, in each case, incurred in the ordinary course of business of CCOC or any Restricted Subsidiary; provided, however, that such Currency Hedging Agreements do not increase the Indebtedness or other obligations of CCOC or any Restricted Subsidiary outstanding other than as a result of the fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(xi) Indebtedness of CCOC, Centennial Puerto Rico or any Restricted Subsidiary of CCOC (other than as otherwise permitted pursuant to this covenant) not to exceed $125.0 million in the aggregate at any one time outstanding;

(xii) Refinancing Indebtedness incurred to extend, renew, replace or refund Indebtedness permitted under the second paragraph of this covenant or clause (ii) of this paragraph (plus the lesser of (a) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (b) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of CCOC reasonably incurred in connection with such refinancing); and

(xiii) other Indebtedness of CCOC or any Restricted Subsidiary in an amount not greater than the aggregate amount of Net Cash Proceeds from the sale of Capital Stock of CCOC or cash contributions made to the capital of CCOC (other than in exchange for Disqualified Capital Stock); provided, that the amount of such cash contributions (“Excluded Cash Contributions”) are designated in an officers’ certificate as Excluded Cash Contributions and shall not be included in the computation of the amount of Restricted Payments which CCOC can make pursuant to the “Limitation on Restricted Payments” covenant.

      For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (ii) through (xiii) above or is entitled to be incurred pursuant to the second paragraph of this covenant, CCOC may, in its sole discretion, classify such item of Indebtedness on the date of incurrence in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the second paragraph of this provision.

Limitation on Priority Indebtedness and Pari Passu Indebtedness

      CCOC will not and will not permit any of its Restricted Subsidiaries to Incur any Priority Indebtedness or Pari Passu Indebtedness if CCOC’s Priority and Pari Passu Debt to EBITDA Ratio, after giving effect to the Incurrence of such Indebtedness and the application of the proceeds therefrom, would have been 4.75 to 1.0 or higher. The foregoing limitation shall not apply to (a) any Indebtedness otherwise permitted to be Incurred pursuant to clauses (i), (ii), (iii), (iv), (v), (vi) (but only to the extent the guarantee permitted by such clause (vi) relates to any Indebtedness permitted to be Incurred by this sentence), (viii), (ix), (x), (xi), and (xii), or (b) Pari Passu Indebtedness permitted to be Incurred pursuant to clauses (vii) and (xiii), of the third paragraph of the “— Limitation on Incurrence of Additional Indebtedness” covenant. For purposes of determining compliance with this covenant, in the event an item of Indebtedness meets the criteria of more than one category of exceptions contained in the previous sentence or meets the criteria of the first sentence of this covenant, CCOC may, in its sole discretion classify such item of Indebtedness on the date of incurrence in any manner that complies with this covenant and such item of Indebtedness will be treated as having been Incurred pursuant to only one of such exceptions or pursuant to the first sentence of this covenant.

     Limitation on Liens

      CCOC will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly, create, incur or affirm any Lien of any kind (other than a Permitted Lien) securing any Indebtedness (including any assumption, guarantee or other liability with respect thereto by any Restricted Subsidiary) upon any property or assets (including any intercompany notes) of CCOC or any Restricted Subsidiary owned on the date of the Indenture or acquired after the date of the Indenture, or any income or profits therefrom, unless the senior notes are directly secured equally and ratably with the Indebtedness secured by such Lien. Notwithstanding the foregoing, any Lien securing the senior notes granted pursuant to this covenant shall be automatically and unconditionally released and discharged upon the release by the holders of the Indebtedness described above of their Lien on the property or assets of CCOC or any Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness) at such time as the holders of all such Indebtedness also release their Lien on the property or assets of CCOC or such Restricted Subsidiary, or upon any sale, exchange or transfer to any Person of the property or assets secured by such Lien, or of all of the Capital Stock held by CCOC or any Restricted Subsidiary in, or all or substantially all the assets of, any Restricted Subsidiary creating such Lien.

     Limitation on Restricted Payments

      The Indenture provides that CCOC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment, if immediately prior or after giving effect thereto:

(a) a Default or an Event of Default would exist;

(b) CCOC would not be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Annual Debt to EBITDA Ratio provision set forth in the second paragraph of “— Limitation on Incurrence of Additional Indebtedness”;

(c) CCOC would not be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Priority and Pari Passu Debt to EBITDA Ratio set forth in the first sentence of “— Limitation on Priority Indebtedness and Pari Passu Indebtedness”; or

(d) the aggregate amount of all Restricted Payments made by CCOC and its Restricted Subsidiaries, including such proposed Restricted Payment (if not made in cash, then the fair market value of any property used therefor) from and after the issue date of the Senior Subordinated Notes and on or prior to the date of such Restricted Payment, shall exceed the sum of (i) the amount determined by subtracting (x) 1.65 times the aggregate Consolidated Interest Expense of CCOC for the period (taken as one accounting period) from the first day of the first quarter commencing after the issue date of the Senior Subordinated Notes to the last day of the last full fiscal quarter prior to the date of the proposed Restricted Payment (the “Computation Period”) from (y) Consolidated EBITDA of CCOC for the Computation Period, (ii) the aggregate Net Proceeds received by CCOC from the sale (other than to a Subsidiary of CCOC) of its Qualified Capital Stock after the issue date of the Senior Subordinated Notes and on or prior to the date of such Restricted Payment and in any case other than Excluded Contributions, Excluded Cash Contributions and Investment Equity,

(iii) 100% of the aggregate amount of nonrecourse contributions to the capital of CCOC and its Restricted Subsidiaries since the issue date of the Senior Subordinated Notes (in any case other than Excluded Contributions, Excluded Cash Contributions and Investment Equity), (iv) to the extent not otherwise included in clauses (i)-(iii), above, an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from payments of dividends, repayment of loans or advances, or other transfers of assets, in each case to CCOC or any Restricted Subsidiary of CCOC from Unrestricted Subsidiaries, or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investments”) since the issue date of the Senior Subordinated Notes and (v) $25.0 million.

      Notwithstanding the foregoing, the provisions set forth in clause (b), (c) or (d) of the immediately preceding paragraph will not prohibit the actions described below and the provision set forth in clause (a) of the immediately preceding paragraph will not prohibit the payment described in clause (i) below:

(i) the payment of any dividend within 60 days after the date of its declaration if such dividend could have been made on the date of its declaration in compliance with the foregoing provisions;

(ii) the redemption, defeasance, repurchase or other acquisition or retirement of any Subordinated Indebtedness or Capital Stock of CCOC or its Restricted Subsidiaries either in exchange for or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of CCOC) of Qualified Capital Stock (in the case of any redemption, defeasance, repurchase or other acquisition or retirement of any Subordinated Indebtedness or Capital Stock of CCOC or its Restricted Subsidiaries) or Subordinated Indebtedness (in the case of redemption, defeasance, repurchase or other acquisition or retirement of any Indebtedness of CCOC or its Restricted Subsidiaries) of CCOC, Centennial Puerto Rico or any Guarantor;

(iii) loans, advances, dividends or distributions by CCOC to Centennial or any of its Restricted Subsidiaries in order to fund the payment of the management or other similar fees to equity investors (or their Affiliates) of CCOC permitted by the “— Limitation on Transactions with Related Persons” covenant;

(iv) the purchase, redemption or other acquisition or retirement for value of Capital Stock of Centennial (or loans, advances, dividends, or distributions by CCOC to Centennial to fund the foregoing) from employees, former employees, directors, former directors, consultants and former consultants of Centennial or any of its Subsidiaries pursuant to the terms of the agreements pursuant to which such Capital Stock was acquired in an amount not to exceed $2.5 million in the aggregate in any calendar year (with unused amounts in any calendar year being carried over to the next two succeeding calendar years; provided, that such amount in any calendar year may be increased by an amount not to exceed (a) the cash proceeds from the sale of Capital Stock to members of management, directors or consultants that occurs after the issue date of the Senior Subordinated Notes plus (b) the cash proceeds of key man life insurance policies received by CCOC and its Restricted Subsidiaries after the issue date of the Senior Subordinated Notes;

(v) repurchases of Capital Stock of CCOC deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options;

(vi) the repurchase or other repayment of Indebtedness subordinated in right of payment to the senior notes upon a Change of Control or Asset Sale to the extent required by the agreement governing such Indebtedness, but only if the Co-Obligors shall have complied with the covenants described under the heading “— Repurchase of Senior Notes at the Option of the Holder upon a Change of Control” or, as the case may be, “— Limitation on Asset Sales and Sales of Subsidiary Stock” and purchased all senior notes validly tendered pursuant to the relevant offer prior to purchasing or repaying such other Indebtedness;

(vii) loans, advances, dividends or distributions by CCOC to Centennial not to exceed an amount necessary to permit Centennial to pay (a) its costs (including all professional fees and expenses) incurred to comply with its reporting obligations under federal or state laws or under the indentures for the senior notes, the 2013 Senior Notes and the Senior Subordinated Notes, (b) its other operational expenses (other than taxes) incurred in the ordinary course of business and not exceeding $2.0 million in any fiscal year (with unused amounts in any fiscal year being carried over to the next two succeeding fiscal years) and (c) its then currently due taxes attributable solely on account of CCOC and its subsidiaries or on account of the income of Centennial related to its investments in CCOC and its subsidiaries, in each case, as a consolidated, combined or unitary filing group (not to exceed in any event the amount of tax that CCOC and the Restricted Subsidiaries would otherwise pay if not part of such filing group) and the reasonable expenses of preparing returns reflecting such taxes;

(viii) the repurchase, redemption, defeasance, retirement, refinancing, acquisition for value or payment of principal of any Indebtedness of CCOC, Centennial Puerto Rico or any Guarantor subordinated in right of payment to the senior notes (other than Disqualified Capital Stock) (a “refinancing”) through the substantially concurrent issuance of new Subordinated Indebtedness of CCOC, Centennial Puerto Rico or any Guarantor; provided, that any such new Subordinated Indebtedness (1) shall be in a principal amount that does not exceed the principal amount so refinanced (or, if such Subordinated Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, then such lesser amount as of the date of determination), plus the lesser of (I) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (II) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of CCOC, Centennial Puerto Rico or any Guarantor, as the case may be, incurred in connection with such refinancing; (2) has a final maturity date later than the final maturity date of, and has a Weighted Average Life equal to or greater than the Weighted Average Life of, the Indebtedness to be refinanced; and (3) is expressly subordinated in right of payment to the senior notes or Guarantees, as applicable, at least to the same extent as the Indebtedness to be refinanced;

(ix) the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Capital Stock of CCOC, Centennial, Centennial Puerto Rico or any Guarantor or any Preferred Stock of CCOC’s Restricted Subsidiaries that are not Guarantors, issued or incurred in accordance with the “— Limitation on Incurrence of Additional Indebtedness” covenant;

(x) the payment of dividends on CCOC’s common equity interests following the first public offering of CCOC’s or Centennial’s common equity interests, after the Issue Date, of up to 6% per annum of the net cash proceeds received by CCOC in such public offering or contributed by Centennial to CCOC from the net cash proceeds of an equity offering by Centennial;

(xi) loans, advances, dividends or distributions by CCOC to Centennial to fund the repurchase, retirement or other acquisition for value of Capital Stock of Centennial in existence on the issue date of the Senior Subordinated Notes (which shall not exceed 7.1% of the outstanding Capital Stock of Centennial prior to January 7, 1999), and which are not held by Welsh Carson, Blackstone or their respective Affiliates or any members of management of CCOC or its Subsidiaries (including any Capital Stock issued in respect of such Capital Stock as a result of a stock split, recapitalization, merger, combination, consolidation or otherwise) provided that (A) the amount per share paid under this clause (xii) shall not exceed $41.50 per share (as such amount shall be adjusted as determined in good faith by the Board of Directors of CCOC for stock splits, stock dividends, recapitalizations, stock recombinations, mergers, reverse stock splits, consolidations or similar transactions) and (B) after giving effect thereto CCOC would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Annual Debt to EBITDA Ratio test contained in the second paragraph of “— Limitation on Incurrence of Additional Indebtedness”;

(xii) Investments made with Excluded Contributions;

(xiii) the repurchase, redemption, retirement, acquisition for value or payment of principal of, and premium on, all, or any portion of, the outstanding Senior Subordinated Notes with the proceeds of an Incurrence of Indebtedness, other than with borrowings under a revolving credit facility; provided that after giving effect to such repurchase, redemption, retirement, acquisition or payment, CCOC would be permitted to incur at least $1.00 of additional Priority Indebtedness or Pari Passu Indebtedness under the “— Limitation on Priority Indebtedness or Pari Passu Indebtedness” covenant; and

(xiv) other Restricted Payments in an aggregate amount not to exceed $2.0 million.

      In determining the aggregate amount expended for Restricted Payments in accordance with clause (d) of the first paragraph of this description of the “— Limitation on Restricted Payments” covenant, 100% of the amounts expended under clauses (i), (ii) (to the extent the Net Proceeds from the concurrent sale of Qualified Capital Stock has been added to the aggregate Net Proceeds calculation pursuant to clause (ii) of clause (d) of the first paragraph of this covenant), (iv), (v), (ix), (x) and (xi) of the immediately preceding paragraph shall be deducted from the amount or Restricted Payments that can be made under such clause (d).

     Limitation on Restricting Subsidiary Dividends

      CCOC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, assume or suffer to exist any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of CCOC to pay dividends or make other distributions on the Capital Stock of any Restricted Subsidiary of CCOC or pay or satisfy any obligation to CCOC or any of its Restricted Subsidiaries or otherwise transfer assets or make or pay loans or advances to CCOC or any of its Restricted Subsidiaries, except encumbrances and restrictions existing under:

(i) any applicable law or any governmental or administrative regulation or order;

(ii) Refinancing Indebtedness permitted under the Indenture, provided that the restrictions contained in the instruments governing such Refinancing Indebtedness are no more restrictive in the aggregate than those contained in the instruments governing the Indebtedness being refinanced immediately prior to such refinancing;

(iii) restrictions solely with respect to a Restricted Subsidiary of CCOC imposed pursuant to a binding agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary; provided, that such restrictions apply solely to the Capital Stock or assets being sold of such Restricted Subsidiary;

(iv) restrictions contained in any agreement relating to a Person or real or tangible personal property acquired after the Issue Date which are not applicable to any Person or property other than the Person or property so acquired, and which were not put in place in connection with, or in contemplation of, such acquisition;

(v) any agreement (other than those referred to in clause (iv)) of a Person acquired by CCOC or a Restricted Subsidiary of CCOC, which restrictions existed at the time of acquisition;

(vi) contractual encumbrances or restrictions in effect on the Issue Date (including encumbrances and restrictions relating to the Senior Credit Facility, the 2013 Senior Notes or the Senior Subordinated Notes or any other Indebtedness outstanding on the Issue Date) and customary encumbrances, and restrictions contained in the security agreements related to the Senior Credit Facility, in each case as such encumbrances or restrictions may be amended; provided, that such encumbrances or restrictions as amended are no more restrictive in the aggregate than those contained in contractual encumbrances or restrictions in effect on the Issue Date;

(vii) the Indenture and the senior notes;

(viii) Purchase Money Indebtedness and Capitalized Leases, each for property acquired in the ordinary course of business to the extent such encumbrance or restriction relates to the property underlying the Purchase Money Indebtedness;

(ix) Indebtedness of Restricted Subsidiaries otherwise permitted to be incurred pursuant to the “— Limitation on Incurrence of Additional Indebtedness” covenant and the “— Limitation on Liens” covenant; provided that such encumbrances or restrictions in the aggregate with all other encumbrances or restrictions permitted by this clause (ix) permit the payment of cash to CCOC in an amount at least equal to 90% of the Consolidated EBITDA for all periods following the Incurrence of such Indebtedness;

(x) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(xi) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business to the extent such encumbrance and restriction relates to the activities and assets of such joint venture or similar agreement; provided that the Annual Consolidated EBITDA, determined as of the date of execution of any such joint venture or similar agreement, in all such joint ventures or similar entities which are subject to such encumbrances or restrictions does not exceed 10% of CCOC’s Annual Consolidated EBITDA on the date of execution of such joint venture or similar agreement; or

(xii) customary provisions restricting subletting or assignment of any lease entered into the ordinary course of business.

     Limitation on Transactions with Related Persons

      CCOC will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an “Affiliate Transaction”) involving in one or a series of related transactions an aggregate consideration in excess of $5.0 million, unless (a) such Affiliate Transaction is on terms that are not materially less favorable to CCOC or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by CCOC or such Restricted Subsidiary with an unrelated Person, and Centennial delivers an officers’ certificate to the Trustee certifying that such Affiliate Transaction complies with this clause (a), and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, Centennial delivers to the Trustee a resolution adopted by the majority of the Disinterested Directors approving such Affiliate Transaction and set forth in an officers’ certificate certifying that such Affiliate Transaction complies with clause (a) above.

      The foregoing provisions will not apply to the following:

(i) transactions between or among CCOC and/or any of its Restricted Subsidiaries;

(ii) Restricted Payments permitted by the provisions of the Indenture described above under the “— Limitation on Restricted Payments” covenant;

(iii) the payment of annual management, consulting, monitoring and advisory fees and related expenses to Welsh Carson, Blackstone and their respective Affiliates in an amount in any calendar year not to exceed the greater of (a) $1.0 million or (b) 1% of Annual Consolidated EBITDA;

(iv) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of CCOC or any Restricted Subsidiary;

(v) payments by CCOC or any of its Restricted Subsidiaries to Welsh Carson, Blackstone and their respective Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the Board of Directors of CCOC in good faith;

(vi) any transaction with respect to which CCOC or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an investment banking, appraisal or accounting firm of national standing stating that such transaction is fair to CCOC or such Restricted Subsidiary from a financial point of view;

(vii) payments or loans to employees or consultants which are approved by a majority of the Board of Directors of CCOC in good faith;

(viii) any agreement as in effect on the Issue Date or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders of the senior notes in any material respect) or any transaction contemplated thereby;

(ix) the existence of, or the performance by CCOC or any of its Restricted Subsidiaries of its obligations under, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party on the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by CCOC or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause; and

(x) any payment pursuant to a tax sharing agreement between CCOC and any other Person with which CCOC is required or permitted to file a consolidated tax return or with which CCOC is or could be part of a consolidated, combined or unitary group for tax purposes, which payments are not in excess of the tax liabilities attributable solely to CCOC and its Restricted Subsidiaries (as a consolidated, combined or unitary group).

     Limitation on Issuance of Guarantees; Release of Guarantee and Co-Issuer Obligations

      The Indenture provides that:

(a) CCOC will not cause or permit any Restricted Subsidiary (other than Centennial Puerto Rico or a Guarantor), directly or indirectly, to guarantee, assume or in any other manner become liable with respect to any Indebtedness (other than a guarantee) of CCOC, Centennial Puerto Rico or any Guarantor (other than under the Senior Credit Facility) unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee of the senior notes on the same terms as the guarantee of such Indebtedness, except that such guarantee need not be secured unless required pursuant to the “— Limitation on Liens” covenant, and if such Indebtedness is by its terms expressly subordinated to the senior notes, any such assumption, guarantee or other liability of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated to such Restricted Subsidiary’s Guarantee of the senior notes at least to the same extent as such Indebtedness is subordinated to the senior notes; provided, that, unless the 2013 Senior Notes or the Senior Subordinated Notes are guaranteed by a particular Restricted Subsidiary (other than Centennial Puerto Rico or a Guarantor), the foregoing shall not be applicable to any guarantee of (A) Indebtedness of a Foreign Restricted Subsidiary by a Foreign Restricted Subsidiary and (B) Indebtedness of such Restricted Subsidiary that existed at the time it became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary and any guarantees of Indebtedness that could have been incurred by such Restricted Subsidiary directly under the “Limitation on Incurrence of Additional Indebtedness” covenant.

(b) Notwithstanding the foregoing, any Guarantee by a Restricted Subsidiary of the senior notes shall provide by its terms that it (and all Liens securing the same) shall be automatically and unconditionally released and discharged upon (i) any direct or indirect sale, exchange or transfer to any Person of all or substantially all the assets of such Restricted Subsidiary, or upon a direct or indirect sale or transfer of capital stock of such Guarantor as a result of which such Guarantor ceases to be a Subsidiary of CCOC, or upon the designation of such Guarantor as an Unrestricted

Subsidiary in accordance with the provisions of the Indenture, which transaction is otherwise in compliance with the terms of the Indenture or (ii) the release by the holders of the Indebtedness of CCOC, Centennial Puerto Rico or any Guarantor described in clause (a) above of their guarantee by such Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness), which resulted in the senior notes being guaranteed by such Restricted Subsidiary, at such time as (A) no other Indebtedness of CCOC, Centennial Puerto Rico or such Guarantor, as applicable, has been guaranteed by such Restricted Subsidiary or (B) the holders of all such other Indebtedness which is guaranteed by such Restricted Subsidiary also release their guarantee by such Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness); provided that this clause (b) will continue to be applicable from and after any Investment Grade Date.

(c) Notwithstanding the foregoing and subject to the “— Limitation on Merger, Sale or Consolidation” covenant, Centennial Puerto Rico’s obligations as a Co-Obligor of the senior notes shall be automatically and unconditionally released and discharged upon any direct or indirect sale, exchange or transfer to any Person of all or substantially all the assets of Centennial Puerto Rico, or upon a direct or indirect sale or transfer of capital stock of Centennial Puerto Rico as a result of which Centennial Puerto Rico ceases to be a Subsidiary of CCOC, which transaction is otherwise in compliance with the terms of the Indenture; provided that this clause (c) will continue to be applicable from and after any Investment Grade Date.

     Limitation on Asset Sales and Sales of Subsidiary Stock

      The Indenture provides that CCOC will not, and will not permit any of its Restricted Subsidiaries to, in one or a series of related transactions, convey, sell, transfer, assign or otherwise dispose of, directly or indirectly, any of its property, businesses or assets, including by merger or consolidation or sale and leaseback transaction, and including any sale or other transfer or issuance of any Capital Stock or any Restricted Subsidiary of CCOC, whether by CCOC or a Restricted Subsidiary other than any single transaction or a series of related transactions that involves properties, businesses or assets having a Fair Market Value of less than $10.0 million, as determined in good faith by CCOC’s Board of Directors (an “Asset Sale”), unless:

(1) either (a) within one year after the date of such Asset Sale, an amount equal to the Net Cash Proceeds therefrom (the “Asset Sale Offer Amount”) are applied to the optional redemption of the senior notes in accordance with the terms of the Indenture and other Indebtedness of CCOC ranking on a parity with the senior notes from time to time outstanding (including the 2013 Senior Notes) with similar provisions requiring CCOC to make an offer to purchase or to redeem such Indebtedness with the proceeds from asset sales, pro rata in proportion to the respective principal amounts (or accreted values in the case of Indebtedness issued with an original issue discount) of the senior notes and such other Indebtedness then outstanding or to the repurchase of the senior notes and such other Indebtedness pursuant to an irrevocable, unconditional offer (the “Asset Sale Offer”) to repurchase such Indebtedness at a purchase price (the “Asset Sale Offer Price”) of 100% of the principal amount thereof in the case of the senior notes or 100% of the principal amount (or accreted value in the case of Indebtedness issued with an original issue discount) of such Indebtedness, plus, in each case, accrued interest to the date of payment, made within one year of such Asset Sale, or (b) within one year of such Asset Sale, the Asset Sale Offer Amount is (i) invested (or committed, pursuant to a binding commitment subject only to reasonable, customary closing conditions, to be invested, and in fact is so invested, within an additional 90 days) in tangible assets and property (other than notes, obligations or securities), which in the good faith reasonable judgment of CCOC are of a type used in a Related Business or Capital Stock of a Person (which, if such Person becomes a Subsidiary of CCOC by virtue of such Asset Sale, shall initially be designated a Restricted Subsidiary), all or substantially all of whose assets and property (in the good faith reasonable judgment of CCOC) are of a type used in a Related Business (provided, that, with respect to such Capital Stock, all of the requirements of the last proviso of clause (v) of the second following paragraph shall have been satisfied) or (ii) used to permanently retire Indebtedness of CCOC, Centennial Puerto Rico or any Guarantor that is, in each case, Pari Passu Indebtedness or Priority Indebtedness,

(2) with respect to any transaction or related series of transactions of securities, property or assets with an aggregate fair market value in excess of $2.5 million, at least 75% of the value of consideration for the assets disposed of in such Asset Sale (excluding (a) Indebtedness of CCOC, Centennial Puerto Rico or any Guarantor that is Pari Passu Indebtedness under a bank credit facility (and any Refinancing Indebtedness issued to refinance any such Indebtedness) or any Priority Indebtedness in each case that is assumed by a transferee which assumption permanently reduces the amount of Indebtedness outstanding on the Issue Date and permitted to have been Incurred pursuant to the “Limitation on Incurrence of Additional Indebtedness” covenant (including that in the case of a revolving credit facility or similar arrangement that makes credit available, such commitment is permanently reduced by such amount), (b) Purchase Money Indebtedness secured exclusively by the assets subject to such Asset Sale, which is assumed by a transferee and (c) marketable securities that are promptly converted into cash or Cash Equivalents) consists of cash or Cash Equivalents; provided, that any cash or Cash Equivalents received within 12 months following any such Asset Sale upon conversion of any property or assets (other than in the form of cash or Cash Equivalents) received in consideration of such Asset Sale shall be applied promptly in the manner required of Net Cash Proceeds of any such Asset Sale as set forth above (provided further, that CCOC and its Restricted Subsidiaries shall not be required to receive any cash in connection with the transfer or contribution of assets to a joint venture), and

(3) the Board of Directors of CCOC determines in good faith that CCOC or such Restricted Subsidiary, as applicable, would receive fair market value in consideration of such Asset Sale.

      The Indenture provides that an Asset Sale Offer may be deferred until the accumulated Net Cash Proceeds from Asset Sales not applied to the uses set forth in (1)(b) above exceeds $20.0 million and that each Asset Sale Offer shall remain open for 20 Business Days following its commencement and no longer, except as otherwise required by applicable law (the “Asset Sale Offer Period”). Upon expiration of the Asset Sale Offer Period, CCOC shall apply the Assets Sale Offer Amount, plus an amount equal to accrued interest to the purchase of all Indebtedness properly tendered (on a pro rata basis as described above if the Asset Sale Offer Amount is insufficient to purchase all Indebtedness so tendered) at the Asset Sale Offer Price (together with accrued interest).

      Notwithstanding the foregoing provisions of the prior two paragraphs and subparagraphs (1), (2) and (3), above:

(i) CCOC and its Restricted Subsidiaries may, in the ordinary course of business, convey, sell, lease, transfer, assign or otherwise dispose of assets acquired and held for resale in the ordinary course of business;

(ii) CCOC and its Restricted Subsidiaries may convey, sell, lease, transfer, assign or otherwise dispose of assets pursuant to and in accordance with the “— Limitation on Mergers, Sales or Consolidations” covenant;

(iii) CCOC and its Restricted Subsidiaries may sell or dispose of damaged, worn out or other obsolete property in the ordinary course of business so long as such property is no longer necessary for the proper conduct of the business of CCOC or such Restricted Subsidiary, as applicable;

(iv) CCOC and its Restricted Subsidiaries may convey, sell, lease, transfer, assign or otherwise dispose of assets to CCOC or any of its Restricted Subsidiaries, provided such transaction is otherwise in accordance with the terms of the Indenture; and

(v) CCOC and its Restricted Subsidiaries may exchange, in the ordinary course of business (or, if otherwise than in the ordinary course of business, in the case of exchanges in excess of $15.0 million, upon receipt of a favorable written opinion by an independent financial advisor of national reputation as to the fairness from a financial point of view to CCOC or such Restricted Subsidiary of the proposed transaction), all or a portion of its property, businesses or assets for property, businesses or assets, or Capital Stock of a Person all or substantially all of whose assets, which are of a type used in the business of CCOC on the date of the Indenture or a Related Business (provided, that such Person initially be designated a Restricted Subsidiary if such Person becomes a Subsidiary of CCOC by virtue of such exchange), or a combination of any such property, businesses or assets, or Capital Stock of such a Person and cash or Cash Equivalents; provided, that (i) a majority of the Disinterested Directors of the Board of Directors of CCOC shall have approved a resolution of the Board of Directors of CCOC that such exchange is fair to CCOC or such Restricted Subsidiary, as the case may be, and (ii) any cash or Cash Equivalents received pursuant to any such exchange shall be applied in the manner applicable to Net Cash Proceeds from an Asset Sale as set forth pursuant to the provisions of subparagraphs (1), (2) and (3) of this covenant; and provided further, that any Capital Stock of a Person received in an exchange pursuant to this clause (v) shall be owned directly by CCOC or a Restricted Subsidiary and, when combined with the Capital Stock of such Person already owned by CCOC and its Restricted Subsidiaries, shall constitute a majority of the voting power and Capital Stock of such Person.

      Restricted Payments and Permitted Investments that are made in compliance with the “Limitation on Restricted Payments” covenant shall not be deemed to be Asset Sales.

      Any Asset Sale Offer shall be made in compliance with all applicable laws, rules and regulations including, if applicable, Regulation 14E of the Exchange Act and the rules and regulations thereunder and all other applicable Federal and state securities laws.

     Limitation on Merger, Sale or Consolidation

      CCOC will not consolidate with or merge with or into another Person, or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its properties and assets (computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another Person or group of affiliated Persons, and CCOC will not permit any Restricted Subsidiary to enter into any such transaction or series of transactions which would result in a sale, lease, conveyance, transfer or other disposition of all or substantially all of the properties and assets of CCOC on a consolidated basis, unless:

(i) either (a) CCOC is the continuing entity, or (b) the resulting, surviving or transferee entity is an entity organized under the laws of the United States, any state thereof or the District of Columbia or the Commonwealth of Puerto Rico and expressly assumes by supplemental indenture all of the obligations of CCOC in connection with the senior notes and the Indenture, as the case may be, and the senior notes and the Indenture will remain in full force and effect as so supplemented (and any Guarantee shall be confirmed as applied to the surviving entity’s obligations);

(ii) no Default or Event of Default shall exist or shall occur immediately after giving effect on a pro forma basis (and treating any Indebtedness not previously an obligation of CCOC or any of its Restricted Subsidiaries which becomes the obligation of CCOC or any of its Restricted Subsidiaries as a result of such transaction as having been incurred at the time of such transaction) to such transaction;

(iii) immediately before and immediately after giving effect to such transaction on a pro forma basis (on the assumption that the transaction occurred on the first day of the four-quarter period for which financial statements are available ending immediately prior to the consummation of such transaction with the appropriate adjustments with respect to the transaction being included in such pro forma calculation), either CCOC or the resulting surviving or transferee entity would immediately thereafter be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Annual Debt to EBITDA Ratio provision set forth in the second paragraph of the “— Limitation on Incurrence of Additional Indebtedness” covenant, or such Annual Debt to EBITDA Ratio would be lower than such ratio immediately prior to such transaction; provided, that this clause (iii) will no longer be applicable from and after any Investment Grade Date;

(iv) at the time of the transaction described above, each co-obligor of the senior notes, unless Centennial is the other party to the transaction described above, in which case clause (i)(b) above shall apply, will have by supplemental indenture confirmed that it remains a co-obligor under the Indenture and the senior notes;

(v) at the time of the transaction described above, each Guarantor, if any, unless it is the other party to the transaction described above, will have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture and the senior notes; and

(vi) at the time of the transaction described above, CCOC or the resulting surviving or transferee entity will have delivered, or caused to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers’ certificate and an opinion of counsel, each to the effect that such consolidation, merger, transfer, sale, assignment, conveyance, transfer, lease or other transaction and the supplemental indenture in respect thereof comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with.

      Notwithstanding the foregoing, any Restricted Subsidiary may merge with and into any other Restricted Subsidiary or CCOC.

      Centennial will not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person (other than CCOC, Centennial Puerto Rico or any Guarantor, as applicable) or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of Persons (other than CCOC, Centennial Puerto Rico or any Guarantor, as applicable) unless at the time and after giving effect thereto (i) either (a) Centennial will be the continuing corporation or (b) the Person (if other than Centennial) formed by such consolidation or into which Centennial is merged or the person which acquires by sale, assignment, conveyance, transfer, lease or disposition all or substantially all of the properties and assets of Centennial on a consolidated basis will be an entity duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and such Person expressly assumes, by a supplemental indenture, in a form reasonably satisfactory to the Trustee all the obligations of Centennial under the senior notes and the Indenture and such senior notes and Indenture will remain in full force and effect; (ii) immediately before and immediately after giving effect to such transaction, on a pro forma basis, no Default or Event of Default will have occurred and be continuing; and (iii) at the time of the transaction, Centennial or the surviving entity will have delivered or caused to be delivered to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers’ certificate and an opinion of counsel, each to the effect that such consolidation, merger, transfer, sale, assignment, conveyance, lease or other transaction and the supplemental indenture in respect thereof comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with. In the event that CCOC shall merge or consolidate with or into Centennial, the provisions of the first paragraph of this covenant are also required to be satisfied.

      Upon any consolidation or merger or any transfer (other than a lease) of all or substantially all of the assets of CCOC or Centennial, as the case may be, in accordance with the foregoing, the successor entity formed by such consolidation or into which CCOC or Centennial, as the case may be, is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, CCOC or Centennial, as the case may be, under the Indenture with the same effect as if such successor entity had been named therein as CCOC or Centennial, as the case may be, and CCOC or Centennial, as the case may be, shall be released from the obligations under the senior notes and the Indenture.

      Upon any transfer (other than by way of lease) of all or substantially all of the assets of Centennial Puerto Rico to a Restricted Subsidiary, Centennial Puerto Rico shall be released from its obligations under the senior notes and the Indenture and, provided (i) such Restricted Subsidiary is duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia or the Commonwealth of Puerto Rico, (ii) such Person expressly assumes, by a supplemental indenture, in a form reasonably satisfactory to the Trustee, all the obligations of Centennial Puerto Rico under the senior notes and the Indenture, (iii) immediately before and immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default has or will have occurred and is or be continuing; and (iv) at the time of any such transfer Centennial Puerto Rico will have delivered, or caused to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers’ certificate and an opinion of counsel, each to the effect that such transfer and the supplemental indenture in respect thereof comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with. In any such case, such successor Person shall succeed to, and be substituted for, and may exercise every right and power of, Centennial Puerto Rico under the Indenture with the same effect as if such successor Person had been named therein as Centennial Puerto Rico.

     Limitation on Lines of Business

      Neither CCOC nor any of its Restricted Subsidiaries shall directly or indirectly engage in any line or lines of business activity other than that which, in the reasonable, good faith judgment of the Board of Directors of CCOC, is a Related Business.

     Limitation on Unrestricted Subsidiaries

      The Indenture provides that CCOC may designate any Subsidiary (other than Centennial Puerto Rico) as an “Unrestricted Subsidiary” under the Indenture (a “Designation”) only if:

(a) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

(b) CCOC would be permitted to make an Investment at the time of Designation (assuming the effectiveness of such Designation) pursuant to the “— Limitation on Restricted Payments” covenant described above in an amount (the “Designation Amount”) equal to the greater of (1) the net book value of CCOC’s interest in such Subsidiary, calculated in accordance with GAAP and (2) the fair market value of CCOC’s interest in such Subsidiary, as determined in good faith by CCOC’s Board of Directors;

(c) such Unrestricted Subsidiary does not own any Capital Stock in any Restricted Subsidiary of CCOC which is not simultaneously being designated an Unrestricted Subsidiary;

(d) such Unrestricted Subsidiary is not liable, directly or indirectly, with respect to any Indebtedness other than Indebtedness of an Unrestricted Subsidiary; provided, that an Unrestricted Subsidiary may provide a Guarantee for the senior notes; and

(e) such Unrestricted Subsidiary is not a party to any agreement, contract, arrangement or understanding at such time with CCOC or any Restricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to CCOC or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of CCOC or, in the event such condition is not satisfied, the value of such agreement, contract, arrangement or understanding to such Unrestricted Subsidiary shall be deemed a Restricted Payment.

      In the event of any such Designation, CCOC shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the “— Limitation on Restricted Payments” covenant for all purposes of the Indenture in the Designation Amount.

      The Indenture will also provide that CCOC shall not and shall not cause or permit any Restricted Subsidiary to at any time (x) provide credit support for (provided that operational contracts in the ordinary course of business shall not be deemed “credit support”), or subject any of its property or assets (other than the Capital Stock of any Unrestricted Subsidiary) to the satisfaction of, any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument constituting such Indebtedness) (other than Permitted Investments in Unrestricted Subsidiaries or Investments that are permissible under the covenant described above under “— Limitation on Restricted Payments”) or (y) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary. For purposes of the foregoing, the Designation of a Subsidiary of CCOC as an Unrestricted Subsidiary shall be deemed to be the Designation of all of the Subsidiaries of such Subsidiary as Unrestricted Subsidiaries.

      CCOC may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a “Revocation”) if:

(a) no Default shall have occurred and be continuing at the time of and after giving effect to such Revocation;

(b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred for all purposes of the Indenture; and

(c) unless such redesignated Subsidiary shall not have any Indebtedness outstanding (other than Indebtedness that would be Permitted Indebtedness), immediately after giving effect to such proposed Revocation, and after giving pro forma effect to the incurrence of any such Indebtedness of such redesignated Subsidiary as if such Indebtedness was incurred on the date of the Revocation, CCOC could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the “— Limitation on Incurrence of Additional Indebtedness” covenant.

      All Designations and Revocations must be evidenced by a resolution of the Board of Directors of CCOC delivered to the Trustee certifying compliance with the foregoing provisions.

     Provision of Financial Statements

      Whether or not Centennial is subject to Section 13(a) or 15(d) of the Exchange Act, so long as any senior notes are outstanding, Centennial will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which Centennial would have been required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act if it were so subject, such documents to be filed with the Commission on or prior to the date (the “Required Filing Date”) by which Centennial would have been required to file such documents if it were so subject. Centennial will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all holders, as their names and addresses appear in the security register, without cost to such holders and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which Centennial would have been required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act as if Centennial were subject to either of such Sections and (y) if filing such documents by Centennial with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective purchaser of senior notes at Centennial’s cost. The Indenture also provides that, so long as any of the senior notes remain outstanding, Centennial will make available to any prospective purchaser of senior notes or beneficial owner of senior notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act, until such time as the Co-Obligors have either exchanged the senior notes for securities identical in all material respects and which have been registered under the Securities Act or until such time as the holders thereof have disposed of such senior notes pursuant to an effective registration statement under the Securities Act.

Additional Covenants

      The Indenture also contains covenants with respect to the following matters: (i) payment of principal, premium and interest; (ii) maintenance of an office or agency in the City of New York; (iii) arrangements regarding the handling of money held in trust; (iv) maintenance of existence; (v) payment of taxes and other claims; (vi) maintenance of properties; and (vii) maintenance of insurance.

Events of Default and Remedies

      The Indenture defines an Event of Default as:

(i) the failure of the Co-Obligors to pay any installment of interest on the senior notes as and when the same becomes due and payable and the continuance of such failure for 30 days;

(ii) the failure by the Co-Obligors to pay all or any part of the principal, or premium, if any, on the senior notes when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, payment of the Change of Control Purchase Price or the Asset Sale Offer Price;

(iii) the failure by the Co-Obligors to observe or perform any other covenant or agreement contained in the senior notes or the Indenture and, subject to certain exceptions, the continuance of such failure for a period of 30 days after written notice is given to the Co-Obligors by the Trustee or to the Co-Obligors and the Trustee by the Holders of at least 25% in aggregate principal amount of the senior notes outstanding;

(iv) there shall have been the entry by a court of competent jurisdiction of (a) a decree or order for relief in respect of any Co-Obligor, any Guarantor or any Significant Restricted Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or (b) a decree or order adjudging any Co-Obligor, any Guarantor or any Significant Restricted Subsidiary bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of any Co-Obligor, any Guarantor or any Significant Restricted Subsidiary under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of any Co-Obligor, any Guarantor or any Significant Restricted Subsidiary or of any substantial part of their respective properties, or ordering the winding up or liquidation of their affairs, and any such decree or order for relief shall continue to be in effect, or any such other decree or order shall be unstayed and in effect, for a period of 60 consecutive days;

(v) (a) any Co-Obligor, any Guarantor or any Significant Restricted Subsidiary commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent, (b) any Co-Obligor, any Guarantor or any Significant Restricted Subsidiary consents to the entry of a decree or order for relief in respect of any Co-Obligor, any Guarantor or such Significant Restricted Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it, (c) any Co-Obligor, any Guarantor or any Significant Restricted Subsidiary files a petition or answer or consent seeking reorganization or relief under any applicable federal or state law, (d) any Co-Obligor, any Guarantor or any Significant Restricted Subsidiary (I) consents to the filing of such petition or the appointment of, or taking possession by, a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of any Co-Obligor, any Guarantor or such Significant Restricted Subsidiary or of any substantial part of their respective properties, (II) makes an assignment for the benefit of creditors or (III) admits in writing its inability to pay its debts generally as they become due or (e) any Co-Obligor, any Guarantor or any Significant Restricted Subsidiary takes any corporate action in furtherance of any such actions in this clause (v);

(vi) the Guarantee of any Guarantor shall for any reason cease to be, or shall for any reason be asserted in writing by such Guarantor or CCOC or any of its Subsidiaries not to be, in full force and effect and enforceable in accordance with its terms, except to the extent contemplated by the Indenture, or Centennial shall for any reason cease to be, or shall for any reason be asserted in writing not to be, a co-obligor pursuant to the senior notes, except to the extent contemplated by the Indenture and the senior notes;

(vii) one or more defaults in any Indebtedness for money borrowed by any Co-Obligor or any Restricted Subsidiaries (or the payment of which is guaranteed by any Co-Obligor or any Restricted Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the Issue Date, which default results from the failure to pay Indebtedness at its final maturity date or results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness which was not paid at its final maturity date or the maturity of which has been so accelerated, aggregates in excess of $25.0 million or more; and

(viii) final, unsatisfied judgments, orders or decrees (not subject to appeal) of any court or regulatory or administrative agency aggregating in excess of $25.0 million (exclusive of any portion of any such payment covered by insurance, if and to the extent the insurer has acknowledged in writing its liability therefore), at any one time are rendered against any Co-Obligor or any of its Restricted Subsidiaries and not stayed, bonded or discharged within 60 days.

      The Indenture provides that, if a Default occurs and is continuing, the Trustee must, within 90 days after the occurrence of such Default, give to the Holders notice of such Default.

      If an Event of Default occurs and is continuing (other than an Event of Default specified in clauses (iv) and (v) above), then in every such case, unless the principal of all of the senior notes shall have already become due and payable, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the senior notes then outstanding by notice in writing to the Co-Obligors (and to the Trustee if given by the Holders) (an “Acceleration Notice”), may declare all principal of the senior notes (or the Change in Control Purchase Price if the Event of Default includes failure to pay the Change in Control Purchase Price), determined as set forth below, including in each case accrued interest thereon, to be due and payable immediately; provided that so long as the Senior Credit Facility shall be in full force and effect, if an Event of Default shall have occurred and be continuing (other than as specified in clauses (iv) or (v) above with respect to either Co-Obligor, any Guarantor or any Significant Restricted Subsidiary), any such acceleration shall not be effective until the earlier to occur of (x) five business days following delivery of a written notice of such acceleration of the senior notes to the agent under the Senior Credit Facility and (y) the acceleration of any Indebtedness under the Senior Credit Facility. If an Event of Default specified in clauses (iv) and (v) above relating to any Co-Obligor, any Guarantor or any Restricted Subsidiary occurs, all principal and accrued interest thereon will be immediately due and payable on all outstanding senior notes without any declaration or other act on the part of Trustee or the Holders. The Holders of a majority in aggregate principal amount of senior notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on the senior notes which have become due solely by such acceleration, have been cured or waived.

      The Holders of a majority in aggregate principal amount of the senior notes at the time outstanding may waive on behalf of all the Holders any Default, except a Default in the payment of principal of, premium, if any, or interest on any senior note not yet cured, or a Default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding senior note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable security or indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the senior notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

      No holder of any of the senior notes has any right to institute any proceedings with respect to the Indenture or any remedy thereunder, unless the holders of at least 25% in aggregate principal amount of the outstanding senior notes have made a written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee under the senior notes and the Indenture, the Trustee has failed to institute such proceeding within 15 days after receipt of such notice, and the Trustee, within such 15-day period, has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding senior notes. Such limitations do not, however, apply to a suit instituted by a Holder of a senior note for the enforcement of the payment of the principal of, premium, if any, or interest on such senior note on or after the respective due dates expressed in such senior note.

      The Co-Obligors are required to notify the Trustee within five business days of the occurrence of any Default. The Co-Obligors are required to deliver to the Trustee, not more than 120 days after the end of each fiscal year, a written statement as to compliance with the Indenture, including whether or not any Default has occurred.

Legal Defeasance and Covenant Defeasance

      The Indenture provides that CCOC may, at its option and at any time, elect to have the obligations of any Co-Obligor or any Guarantor and any other obligor under the senior notes discharged with respect to the outstanding senior notes (“Legal Defeasance”). Such Legal Defeasance means that Co-Obligors and such Guarantors and any other obligor under the Indenture shall be deemed to have paid and discharged the entire indebtedness represented, and the Indenture shall cease to be of further effect as to all outstanding senior notes, except as to (i) rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on such senior notes when such payments are due from the trust funds; (ii) the obligations of the Co-Obligors and any Guarantor with respect to such senior notes concerning issuing temporary senior notes, registration of senior notes, mutilated, destroyed, lost or stolen senior notes, and the maintenance of an office or agency for payment and money for security payments held in trust; (iii) the rights, powers, trusts, duties, and immunities of the Trustee, and CCOC’s obligations in connection therewith; and (iv) the Legal Defeasance provisions of the Indenture. In addition, CCOC may, at its option and at any time, elect to have the obligations of any Co-Obligor and any Guarantor released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the senior notes. In the event Covenant Defeasance occurs, certain events (not including events described in clauses (i), (ii), (iv) (with respect to the Co-Obligors) and (v) (with respect to the Co-Obligors) described under “— Events of Default and Remedies”) will no longer constitute an Event of Default with respect to the senior notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance, (i) any Co-Obligor must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, U.S. Legal Tender, non-callable Government Securities or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on such senior notes on the stated date for payment thereof or on any redemption date of such principal or installment of principal of, premium, if any, or interest on such senior notes, and the Holders of senior notes must have a valid, perfected, exclusive security interest in such trust; (ii) in the case of Legal Defeasance, CCOC shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) CCOC has received from, or there has been published by the Internal Revenue Service, a ruling or (B) since the date of the Indenture, there has been a change in the applicable Federal income tax law, in each case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of such senior notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Legal Defeasance, and will be subject to Federal income tax in the same amount, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, CCOC shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that Holders of such senior notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Covenant Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit (other than a Default which results from the borrowing of amounts to finance the defeasance and which borrowing does not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which Centennial, CCOC or any Restricted Subsidiary is a party or to which it is bound) (it being understood that such condition will not be satisfied until the expiration of such 91-day period); (v) CCOC shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee to the effect that (assuming that no Holder of any senior notes would be considered an insider of CCOC under any applicable bankruptcy or insolvency law) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors rights generally; (vi) such Legal Defeasance or Covenant Defeasance shall not cause the Trustee for the senior notes to have a conflicting interest for purposes of the Trust Indenture Act with respect to any securities of any Co-Obligor or any Guarantor; (vii) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which any Co-Obligor or any Guarantor or any of their Subsidiaries is bound; (viii) any Co-Obligor shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by any Co-Obligor with the intent of preferring the Holders of such senior notes over any other creditors of the Co-Obligors or with the intent of defeating, hindering, delaying or defrauding any other creditors of any Co-Obligor or others; and (ix) CCOC shall have delivered to the Trustee an officers’ certificate and opinion of counsel each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and Discharge

      The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the senior notes as expressly provided for in the Indenture) as to all outstanding senior notes and Guarantees under the Indenture when (a) either (i) all such senior notes theretofore authenticated and delivered (except lost, stolen or destroyed senior notes which have been replaced or paid or senior notes whose payment has been deposited in trust or segregated and held in trust by the Co-Obligors and thereafter repaid to the Co-Obligors or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation or (ii) all senior notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable at their Maturity Date within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Co-Obligors, or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust an amount in United States dollars sufficient to pay and discharge the entire indebtedness on the senior notes not theretofore delivered to the Trustee for cancellation, including principal of, premium, if any, and accrued interest at the Maturity Date, Stated Maturity or redemption date; (b) the Co-Obligors or any Guarantor has paid or caused to be paid all other sums payable under the Indenture; and (c) the Co-Obligors have delivered to the Trustee an officers’ certificate and an opinion of independent counsel each stating that (i) all conditions precedent under the Indenture relating to the satisfaction and discharge of such Indenture have been complied with and (ii) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Co-Obligors, any Guarantor or any Subsidiary of CCOC is a party or by which the Co-Obligors, any Guarantor or any Subsidiary of CCOC is bound.

Amendments and Supplements

      The Indenture contains provisions permitting the Co-Obligors, any Guarantor and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the Holders. With the consent of the Holders of not less than a majority in aggregate principal amount of the senior notes at the time outstanding, the Co-Obligors, any Guarantor and the Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the Holders; provided, that no such modification may, without the consent of each Holder affected thereby: (i) change the Stated Maturity of, or the Change of Control Purchase Date or the Asset Sale Offer Period on, or change to an earlier date any redemption date of, any senior note, or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium or price payable upon the redemption thereof, or change the place of payment where, or the coin or currency in which, any senior note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date), or reduce the Change of Control Purchase Price or the Asset Sale Offer Price or alter the redemption provisions or the provisions of the “— Certain Covenants — Repurchase of Senior Notes at the Option of the Holder upon a Change of Control” covenant, including, in each case, amending, changing or modifying any definitions related thereto, but only to the extent such definitions relate thereto, in a manner adverse to the Holders, (ii) reduce the percentage in principal amount of the outstanding senior notes, the consent of whose Holders is required for any such amendment, supplemental indenture or waiver provided for in the Indenture, (iii) modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding senior note affected thereby, (iv) except as otherwise permitted under “— Certain Covenants — Limitation on Merger, Sale or Consolidation,” consent to the assignment or transfer by any Co-Obligor or any Guarantor of any of its rights and obligations under the Indenture or (v) amend or modify any of the provisions of the Indenture relating to the Guarantee in any manner adverse to the holders of the senior notes.

      Notwithstanding the foregoing, without the consent of any holders of the senior notes, the Co-Obligors, any Guarantor, any other obligor under the senior notes and the Trustee may modify or amend the Indenture: (a) to evidence the succession of another Person to the Co-Obligors or any Guarantor, and the assumption by any such successor of the covenants of the Co-Obligors or any Guarantor in the Indenture and in the senior notes and in the Guarantee in accordance with the covenant described under “— Certain Covenants — Limitation on Merger, Sale or Consolidation”; (b) to add to the covenants of the Co-Obligors, any Guarantor or any other obligor upon the senior notes for the benefit of the Holders of the senior notes or to surrender any right or power conferred upon any Co-Obligor, any Guarantor or any other obligor upon the senior notes, as applicable, in the Indenture, in the senior notes or in any Guarantee; (c) to cure any ambiguity, or to correct or supplement any provision in the Indenture, the senior notes or any Guarantee which may be defective or inconsistent with any other provision in the Indenture, the senior notes or any Guarantee, or make any other provisions with respect to matters or questions arising under the Indenture, the senior notes or any Guarantee; provided, that, in each case, such provisions shall not adversely affect the interest of the Holders of the senior notes; (d) to comply with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act; (e) to add a Person as a Guarantor under the Indenture; (f) to evidence and provide the acceptance of the appointment of a successor Trustee under the Indenture; (g) to provide for the issuance of additional senior notes under the Indenture; or (h) to mortgage, pledge, hypothecate or grant a security interest in favor of the Trustee for the benefit of the holders of the senior notes as additional security for the payment and performance of the Co-Obligors’ and any Guarantor’s obligations under the Indenture, in any property, or assets, including any of which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted to the Trustee pursuant to the Indenture or otherwise.

      The holders of a majority in aggregate principal amount of the senior notes outstanding may waive compliance with certain restrictive covenants and provisions of the Indenture.

No Personal Liability of Partners, Stockholders, Officers, Directors

      The Indenture provides that no indirect stockholder (or partner, limited liability company member or employee of a stockholder), employee, officer or director, as such, past, present or future of the Co-Obligors, any Guarantor or any successor entity or any Affiliate thereof shall have any personal liability in respect of the obligations of the Co-Obligors or any Guarantor under the Indenture or the senior notes by reason of his or its status as such stockholder, employee, officer or director.

Governing Law

      The Indenture and the senior notes are, and any Guarantee will be, governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflicts of law principles thereof that require the application of any other law.

Concerning the Trustee

      The Indenture and the Trust Indenture Act contain certain limitations on the rights of the Trustee, should it become a creditor of any Co-Obligor or any Guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, that if it acquires any conflicting interest, it must eliminate such conflict upon occurrence of an Event of Default or else resign.

      The Holders of a majority in principal amount of the then outstanding senior notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs (which has not been cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of senior notes unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss liability or expense.

Certain Definitions

      Set forth below is a summary of certain defined terms contained in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used in this prospectus for which no definition is provided.

      “Acquired Indebtedness” means Indebtedness of a Person (i) existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, as the case may be. Acquired Indebtedness shall be deemed to be Incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Restricted Subsidiary, as the case may be.

      “Affiliate” means, with respect to any specified Person, (i) any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified Person or (ii) any officer, director, or controlling stockholder of such other Person. For purposes of this definition, the term “control” means (a) the power to direct the management and policies of a Person, directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise or (b) without limiting the foregoing, the beneficial ownership of 10% or more of the voting power of the voting common equity of such Person (on a fully diluted basis) or of warrants or other rights to acquire such equity (whether or not presently exercisable).

      “Annual Consolidated EBITDA” on any date means, with respect to any Person, the Consolidated EBITDA for the Reference Period.

      “Annual Debt to EBITDA Ratio” on any date (referred to in this definition as the “Transaction Date”) means, with respect to any Person and its Restricted Subsidiaries, the ratio of (i) consolidated Indebtedness of such Person and its Restricted Subsidiaries on the Transaction Date (after giving pro forma effect to the Incurrence of such Indebtedness) (and without duplication of any Indebtedness that may be the obligation of such Person and/or one or more of its Subsidiaries) divided by (ii) the aggregate amount of Annual Consolidated EBITDA of such Person (determined on a pro forma basis after giving effect to all Investments in and acquisitions or dispositions of any company or any business or any assets out of the ordinary course of business, whether by merger, stock purchase or sale or asset purchase or sale, made by such Person and its Subsidiaries from the beginning of the Reference Period through the

Transaction Date as if such Investment, acquisition or disposition had occurred at the beginning of such Reference Period); provided, that, for purposes of such computation, in calculating Annual Consolidated EBITDA and consolidated Indebtedness, (a) the transaction giving rise to the need to calculate the Annual Debt to EBITDA Ratio will be assumed to have occurred (on a pro forma basis) on the first day of the Reference Period; (b) the incurrence of any Indebtedness during the Reference Period or subsequent thereto and on or prior to the Transaction Date (and the application of the proceeds therefrom to the extent used to retire Indebtedness or to acquire businesses) will be assumed to have occurred (on a pro forma basis) on the first day of such Reference Period; (c) Consolidated Interest Expense attributable to any Indebtedness (whether existing or being incurred) bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date had been the applicable rate for the entire period; and (d) all members of the consolidated group of such Person on the Transaction Date that were acquired during the Reference Period shall be deemed to be members of the consolidated group of such Person for the entire Reference Period. When the foregoing definition is used in connection with CCOC and its Restricted Subsidiaries, references to a Person and its Subsidiaries in the foregoing definition shall be deemed to refer to CCOC and its Restricted Subsidiaries. Any such pro forma calculation may include adjustments for the pro forma effect of (a) any cost savings accounted for on an annualized basis as a result of an acquisition by CCOC or a Restricted Subsidiary which, in the good faith judgment of Centennial (as determined by a resolution of the Board of Directors of Centennial), will be eliminated or realized within one year after the date of such transaction (provided that any such cost savings are calculated in accordance with Regulation S-X under the Securities Act (or any successor regulation), or (b) any direct quantifiable savings from the conversion of roaming expense which CCOC will obtain within one year of the transaction in the good faith judgment of the Board of Directors of CCOC from the acquisition of a third party which prior to such acquisition had a contract with CCOC or any Restricted Subsidiary for roaming services.

      “Applicable Premium” means, with respect to a senior note at any redemption date, the excess of (A) the present value at such time of (1) the redemption price of such senior note at February 1, 2009 (such redemption price being described under “— Optional Redemption by the Co-Obligors”) plus (2) all required interest payments (excluding accrued but unpaid interest) due on such senior note through February 1, 2009, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the outstanding principal amount of such senior note.

      “Bankruptcy Law” means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar United States federal or state law relating to bankruptcy, insolvency, receivership, winding up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

      “Blackstone” means Blackstone Capital Partners III Merchant Banking Fund L.P. and affiliates of the foregoing that are directly or indirectly controlling or controlled by Blackstone or under direct or indirect common control with Blackstone.

      “Board of Directors” means (i) with respect to a limited liability company, the board of managers of such limited liability company or other body fulfilling the function of a board of directors of a corporation (including, in the case of CCOC, the Board of Directors of Centennial), and (ii) with respect to a corporation, the board of directors or any duly authorized committee of such board of directors.

      “Capitalized Lease Obligations” means obligations under a lease that are required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligations shall be the capitalized amount of such obligations, as determined in accordance with GAAP.

      “Capital Stock” means, with respect to any Person, any capital stock of such Person and shares, interests, participations or other ownership interests (however designated) of any Person and any rights (other than debt securities convertible into capital stock), warrants and options to purchase any of the foregoing, including (without limitation) each class of common stock and preferred stock of such Person if such Person is a corporation, each general and limited partnership interest of such Person if such Person is a partnership and all membership or other interests if such Person is a limited liability company and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing Person.

      “Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided, that the full faith and credit of the United States of America is pledged in support thereof) in each case maturing within one year after the date of acquisition, (ii) time deposits and certificates of deposit and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $500.0 million and commercial paper issued by other entities rated at least A-2 or the equivalent thereof by S&P or at least P-2 or the equivalent thereof by Moody’s, and in each case maturing within one year after the date of acquisition and (iii) investments in money market funds substantially all of whose assets comprise securities of the types described in clauses (i) and (ii) above.

      “CCOC” means Centennial Cellular Operating Co. LLC, a limited liability company organized under the laws of Delaware, until a successor Person shall have become such pursuant to the applicable provisions of the Indenture and thereafter “CCOC” shall mean each successor Person.

      “Centennial” means Centennial Communications Corp., a corporation organized under the laws of Delaware, until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter “Centennial” shall mean such successor Person.

      “Centennial Puerto Rico” means Centennial Puerto Rico Operations Corp., a corporation organized under the laws of Delaware, until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter “Centennial Puerto Rico” shall mean such successor Person.

      “Change of Control” means the occurrence of any of the following events: (i) CCOC or Centennial consolidates with or merges with or into any Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with or merges into or with CCOC or Centennial, in any such event pursuant to a transaction in which the outstanding Voting Stock of CCOC or Centennial is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the outstanding Voting Stock of Centennial or CCOC is changed or exchanged for (x) Voting Stock of the surviving corporation which is not Disqualified Capital Stock and (y) cash, securities and other property (other than Capital Stock of the surviving corporation) in an amount which could be paid by CCOC as a Restricted Payment as described under “— Certain Covenants — Limitation on Restricted Payments” (and such amount shall be treated as a Restricted Payment subject to the provisions in the Indenture described under “— Certain Covenants — Limitation on Restricted Payments”) and (B) immediately after such transaction, no “person” or “group,” other than Permitted Holders, is the beneficial owner (as such term is used in Rules 13d-3 and 13d-5 promulgated pursuant to the Exchange Act), directly or indirectly, of more than 50% of the total outstanding Voting Stock of the surviving corporation, (ii) any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than Permitted Holders, is or becomes the “beneficial owner” (as such term is used in Rules 13d-3 and 13d-5 promulgated pursuant to the Exchange Act), directly or indirectly, of Voting Stock representing more than 50% of the voting power of the Voting Stock of any Co-Obligor then outstanding normally entitled to vote in elections of directors or (iii) during any period of 12 consecutive months, individuals who at the beginning of any such 12-month period constituted the Board of Directors of CCOC or Centennial (together with any new directors whose election to such board or whose nomination for election by the shareholders of CCOC or Centennial was designated by the Permitted Holders or approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute at least a majority of the Board of Directors of CCOC or Centennial then in office, as the case may be.

      “Closing Price” on any Trading Day, with respect to the per share price of any shares of Capital Stock of any Person, means the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way in either case on the New York Stock Exchange or, if such shares of Capital Stock are not listed or admitted to trading on such exchange, on the principal national securities exchange on which such shares are listed or admitted to trading or if not listed or admitted to trading on any national securities exchange, on The Nasdaq National Market or, if such shares are not listed or admitted to trading on any national securities exchange or quoted on the Nasdaq National Market but if such Person is a Foreign Company (as defined in Rule 3b-4(b) under the Exchange Act) and the principal securities exchange on which such shares are listed or admitted to trading is a Designated Offshore Securities Market (as defined in Rule 902(a) under the Securities Act), the average of the reported closing bid and asked prices regular way on such principal exchange, or, if such shares are not listed or admitted to trading on any national securities exchange or quoted on the Nasdaq National Market and such Person and principal securities exchange do not meet such requirements, the average of the closing bid and asked prices in the over-the-counter market as furnished by any New York Stock Exchange member firm that is selected from time to time by such Person for that purpose and is reasonably acceptable to the Trustee.

      “Commission” means the Securities and Exchange Commission.

      “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker, having a maturity comparable to the first redemption date of the senior notes, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the first redemption date of such senior notes. “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Trustee after consultation with CCOC.

      “Comparable Treasury Price” means, with respect to any Redemption Date, (A) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations. “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time, on the third business day preceding such Redemption Date.

      “Consolidated EBITDA” of any Person means (a), with respect to any period, the Consolidated Net Income of such Person for such period, plus (b) the sum, without duplication (and only to the extent such amounts are deducted from net revenue in determining such Consolidated Net Income), of (i) the provisions for income taxes for such period for such Person and its consolidated Restricted Subsidiaries, (ii) depreciation, amortization and other non-cash charges of such Person and its consolidated Restricted Subsidiaries (including (A) unrealized gains and losses from hedging, foreign currency or commodities translations and transactions; and (B) any non-cash compensation expense realized for grants of performance shares, stock options or other rights to officers, directors and employees) and (iii) Consolidated Interest Expense of such Person for such period, determined, in each case, on a consolidated basis for such Person and its consolidated Restricted Subsidiaries in accordance with GAAP and (iv) monitoring and management fees actually paid to any Permitted Holder in an amount in any calendar year not to exceed the greater of (A) $1.0 million or (B) 1% of Annual Consolidated EBITDA plus (c) any fees, expenses or charges related to any equity offering, Permitted Investment, acquisition or recapitalization or Indebtedness permitted to be incurred by the Indenture (in each case, whether or not successful), less (d) the amount of all cash payments made during such period by such Person and its Restricted Subsidiaries to the extent such payments relate to non-cash charges that were added back in determining Consolidated EBITDA for such period or for any prior period.

      “Consolidated Interest Expense” of any Person means, for any period, the aggregate amount (without duplication and determined in each case in accordance with GAAP) of (a) interest expensed or capitalized, paid, accrued, or scheduled to be paid or accrued (including, in accordance with the following sentence, interest attributable to the Capitalized Lease Obligations) of such Person and its consolidated Restricted Subsidiaries during such period, including (i) original issue discount and non-cash interest payments or accruals on any Indebtedness, (ii) the interest portion of all deferred payment obligations, (iii) all commissions, discounts and other fees and charges owed with respect to bankers’ acceptances and letters of credit financings and currency and Interest Rate Protection Obligations and Currency Hedging Agreements and excluding the amortization of deferred financing fees, in each case to the extent attributable to such period and (b) the amount of cash dividends accrued or payable by such Person or any of its consolidated Restricted Subsidiaries in respect of preferred stock (other than by Restricted Subsidiaries of such Person to such Person or such Person’s Restricted Subsidiaries). For purposes of this definition, (x) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by CCOC to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP and (y) interest expense attributable to any Indebtedness represented by the guaranty by such Person or a Subsidiary of such Person of an obligation of another Person shall be deemed to be the interest expense attributable to the Indebtedness guaranteed to the extent not otherwise included and whether or not paid by such Person or Subsidiary. When the foregoing definition is used in connection with CCOC and its Restricted Subsidiaries, references to a Person and its Subsidiaries in the foregoing definition shall be deemed to refer to CCOC and its Restricted Subsidiaries.

      “Consolidated Net Income” of any Person, for any period, means the net income (or loss) of such Person and its consolidated Restricted Subsidiaries for such period, determined (on a consolidated basis) in accordance with GAAP, adjusted to exclude (only to the extent included in computing such net income (or loss) and without duplication) (i) all extraordinary gains or losses and all gains and losses from the sales or other dispositions of assets out of the ordinary course of business (net of taxes, fees and expenses relating to the transaction giving rise thereto) for such period, (ii) the net income, if positive, of any Person, that is not a Subsidiary, in which such Person or any of its Subsidiaries has an interest (other than a Minority Cellular Investment Interest), except to the extent of the amount of dividends or distributions actually paid to such Person or a Subsidiary of such Person, (iii) for purposes of the “— Certain Covenants — Limitation on Restricted Payments” covenant, the net income, if positive, of any Restricted Subsidiary of such Person (other than a Co-Obligor or any Guarantor) to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or any agreement or instrument applicable to such Subsidiary except to the extent of the amount of dividends or distributions actually paid to such Person or a Subsidiary of such Person, (iv) any gain or loss, net of taxes, realized upon the termination of any employee benefit plan, (v) any restoration to net income of any contingency reserve, except to the extent provision for such reserve was made out of income accrued at any time following the date of the Indenture, (vi) any net gain or loss arising from the acquisition of any securities or extinguishment of any Indebtedness of such Person, (vii) the cumulative effect of a change in accounting principles, (viii) the amount of any nonrecurring charges or income of CCOC or any Restricted Subsidiary (including any one-time costs incurred in connection with acquisitions after the issue date of the Senior Subordinated Notes and restructuring charges) certified as non-recurring in an officers’ certificate and deducted or included in such period in computing Consolidated Net Income and (ix) any net income, if positive, resulting from the Co-Obligors’ Minority Cellular Investment Interests. When the foregoing definition is used in connection with CCOC and its Restricted Subsidiaries, references to a Person and its Subsidiaries in the foregoing definition shall be deemed to refer to CCOC and its Restricted Subsidiaries.

      “Currency Hedging Agreements” means one or more of the following agreements which shall be entered into by one or more financial institutions: foreign exchange contracts, currency swap agreements or other similar agreements or arrangements designed to protect against the fluctuations in currency values.

      “Default” means any event or condition that is, or after notice or passage of time or both would be, an Event of Default.

      “Disinterested Director” means, with respect to any transaction or series of related transactions, a member of the Board of Directors of Centennial who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions.

      “Disqualified Capital Stock” means, with respect to any Person, Capital Stock of such Person that, by its terms or by the terms of any security into which is convertible, exercisable or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed or repurchased (including at the option of the holder thereof) by such Person or any of its Subsidiaries, in whole or in part, on or prior to the Maturity Date of the senior notes; provided, that (a) Capital Stock will not be deemed to be Disqualified Capital Stock if it may only be so redeemed or repurchased solely in consideration of Qualified Capital Stock of Centennial or CCOC and (b) any Capital Stock that would not constitute Disqualified Capital Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the Stated Maturity of the senior notes shall not constitute Disqualified Capital Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in the “— Certain Covenants — Limitation on Asset Sales and Sales of Subsidiary Stock” covenant and the “— Certain Covenants — Repurchase of Senior Notes at the Option of the Holder upon a Change of Control” covenant and such Capital Stock specifically provides that such Person will not repurchase or redeem any such Capital Stock pursuant to such provision prior to the Co-Obligors’ repurchase of such senior notes as are required to be repurchased pursuant to the “— Certain Covenants — Limitation on Asset Sales and Sales of Subsidiary Stock” covenant and the “— Certain Covenants — Repurchase of Senior Notes at the Option of the Holder Upon a Change of Control” covenant.

      “Eligible Institution” means a commercial banking institution that has combined capital and surplus of not less than $500 million or its equivalents in foreign currency, whose debt is rated “A” or higher (or the equivalent rating or higher), according to Moody’s or S&P (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act)) respectively, at the time as of which any investment or rollover therein is made.

      “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute and the rules and regulations promulgated by the Commission thereunder.

      “Excluded Cash Contributions” has the meaning given to such item in the “Limitation on Incurrence of Additional Indebtedness” covenant.

      “Excluded Contributions” means the net cash proceeds received by Centennial or CCOC after the Issue Date from (a) contributions to its common equity capital and (b) the sale (other than to Centennial’s, CCOC’s or to any of or their Subsidiaries’ management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Capital Stock) of Centennial or CCOC, in each case designated as Excluded Contributions pursuant to an officer’s certificate executed by an officer of Centennial or CCOC, the cash proceeds of which are excluded from the calculation set forth in the first paragraph of the “— Certain Covenants — Limitation on Restricted Payments” covenant and which may not also be designated Excluded Cash Contributions.

      “Fair Market Value” means, with respect to any asset or property, the sale value that would be obtained in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

      “Foreign Restricted Subsidiary” means any Restricted Subsidiary of CCOC formed under the laws of any jurisdiction other than the United States or any political subdivision thereof, substantially all of the assets of which are located outside of the United States or that conducts substantially all of its business outside of the United States.

      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (“FASB”) or if FASB ceases to exist, any successor thereto; provided, however, that for purposes of determining compliance with covenants in the Indenture other than those relating to financial statement delivery, “GAAP” means such generally accepted accounting principles as in effect as of the Issue Date.

      “Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which obligations or guarantee the full faith and credit of the United States is pledged and which have a remaining weighted average life to maturity of not more than one year from the date of Investment therein.

      “Guarantee” means the guarantee (or co-issuance) by a Guarantor of the Obligations of CCOC under the Indenture.

      “Guarantor” means any Restricted Subsidiary of CCOC which becomes a guarantor (or co-obligor) of CCOC’s Obligations under the senior notes and the Indenture after the Issue Date.

      “Holder” means a Person in whose name a senior note is registered. The Holder of a senior note will be treated as the owner of such senior note for all purposes.

      “Indebtedness” of any Person means, without duplication, (a) all liabilities and obligations, contingent or otherwise, of such Person, (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) representing the balance deferred and unpaid of the purchase price of any property or services except (other than accounts payable or other obligations to trade creditors which have remained unpaid for greater than 90 days past their original due date, or to financial institutions, which obligations are not being contested in good faith and for which appropriate reserves have been established) those incurred in the ordinary course of its business that would constitute ordinarily a trade payable to trade creditors, (iv) evidenced by bankers’ acceptances or similar instruments issued or accepted by banks, (v) for the payment of money relating to a Capitalized Lease Obligation or (vi) evidenced by a letter of credit or a reimbursement obligation of such Person with respect to any letter of credit; (b) all obligations of such Person under Interest Rate Protection Obligations or Currency Hedging Agreements; (c) all liabilities of others of the kind described in the preceding clauses (a) or (b) that such Person has guaranteed or that is otherwise its legal liability or which are secured by any assets or property of such Person and all obligations to purchase, redeem or acquire any Capital Stock; (d) all Disqualified Capital Stock of such Person and all Preferred Stock of such Person’s Restricted Subsidiaries valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends; and (e) any and all deferrals, renewals, extensions, refinancing and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a), (b), (c), (d) or this clause (e), whether or not between or among the same parties; provided, that the outstanding principal amount at any date of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such date. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value to be determined in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

      “Interest Rate Protection Obligations” means, with respect to any Person, the Obligations of such Person under (a) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (b) other agreements or arrangements designed to protect such Person against fluctuations in interest rates. For purposes of the Indenture, the amount of such obligations shall be the amount determined in respect thereof as of the end of the then most recently ended fiscal quarter of such Person, based on the assumption that such obligation had terminated at the end of such fiscal quarter, and in making such determination, if any agreement relating to such obligation provides for the netting of amounts payable by and to such Person thereunder or if any such agreement provides for the simultaneous payment of amounts by and to such Person, then in each such case, the amount of such obligations shall be the net amount so determined, plus any premium due upon default by such Person.

      “Investment” by any Person in any other Person means (without duplication) (a) the acquisition (whether by purchase, merger, consolidation or otherwise) by such Person (whether for cash, property, services, securities or otherwise) of capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities of such other Person or any agreement to make any such acquisition; (b) the making by such Person of any deposit with, or advance, loan or other extension of credit to, such other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such other Person) or any commitment to make any such advance, loan or extension; (c) the entering into by such Person of any guarantee of, or other contingent obligation with respect to, Indebtedness or other liability of such other Person; (d) the making of any capital contribution by such Person to such other Person; and (e) the designation by the Board of Directors of CCOC of any Person to be an Unrestricted Subsidiary. For purposes of the “— Certain Covenants — Limitation on Restricted Payments” covenant, (i) “Investment” shall include and be valued at the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) the amount of any Investment shall be equal to the fair market value of such Investment plus the fair market value of all additional Investments by CCOC or any of its Restricted Subsidiaries at the time any such Investment is made; provided, that, for purposes of this sentence, the fair market value of net assets shall be as determined in the reasonable judgment of the Board of Directors of CCOC.

      “Investment Equity” has the meaning given to such term in the definition of “Permitted Investment.”

      “Investment Grade Rating” means a rating of the relevant debt obligation by both S&P and Moody’s, any such rating being one of S&P’s or Moody’s, as the case may be, four highest generic rating categories that signifies an “investment grade” rating, which currently is BBB- or higher by S&P and Baa3 or higher by Moody’s; provided that in each case such ratings are publicly available; provided, further, that in the event either S&P or Moody’s is no longer in existence for purposes of determining whether debt obligations have an Investment Grade Rating, S&P or Moody’s, as the case may be, may be replaced by a “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act) designated by Centennial (as evidenced by a resolution of the Board of Directors of Centennial), written notice of which shall be given to the Trustee.

      “Issue Date” means the time and date of the first issuance of the original senior notes under the Indenture.

      “Lien” means any mortgage or deed of trust, lien, pledge, charge, privilege, security interest, assignment, deposit, arrangement, easement, hypothecation, claim, preference, priority or other encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law with respect to property of any kind (including any conditional sale, capital lease or other title retention agreement and any lease deemed to constitute a security interest and any option or other agreement to give any security interest), real or personal, movable or immovable, now owned or hereafter acquired.

      “Marketable U.S. Securities” means: (i) Government Securities; (ii) any time deposit account, money market deposit and certificate of deposit maturing not more than 270 days after the date of acquisition issued by, or time deposit of, an Eligible Institution, (iii) commercial paper maturing not more than 270 days after the date of acquisition issued by a corporation (other than an Affiliate of CCOC) with a rating, at the time as of which any investment therein is made, of “P-1” or higher according to Moody’s, “A-1” or higher according to S&P (or such similar equivalent rating by at least one “nationally recognized statistical rating organization” (as defined in Rule 436 under the Securities Act)); (iv) any banker’s acceptances or money market deposit accounts issued or offered by an Eligible Institution; (v) repurchase obligations with a term of not more than 7 days for Government Securities entered into with an Eligible Institution; and (vi) any fund investing exclusively in investments of the types described in clauses (i) through (v) above.

      “Maturity Date” means, when used with respect to any senior note, the date specified on such senior note as the fixed date on which the final installments of principal of such senior note is due and payable (in the absence of any acceleration thereof pursuant to the provisions of the Indenture regarding acceleration of Indebtedness or any Change of Control Offer or Asset Sale Offer).

      “Minority Cellular Investment Interests” means limited partnership or other equity interests held directly or indirectly by the Centennial in cellular telephony providers which are not Subsidiaries of or otherwise controlled (directly or indirectly) by Centennial in existence on the issue date of the Senior Subordinated Notes.

      “Moody’s” means Moody’s Investors Service, Inc.

      “Net Cash Proceeds” means the aggregate amount of cash and Cash Equivalents received by CCOC and its Restricted Subsidiaries in respect of an Asset Sale (including upon the conversion to cash and Cash Equivalents of (A) any note or installment receivable at any time, or (B) any other property as and when any cash and Cash Equivalents are received in respect of any property received in an Asset Sale but only to the extent such cash and Cash Equivalents are received within one year after such Asset Sale), less the sum of (i) all out-of-pocket fees, commissions and other expenses incurred in connection with such Asset Sale, including the amount (estimated in good faith by the Board of Directors of CCOC) of income, franchise, sales and other applicable taxes required to be paid by CCOC or any Restricted Subsidiary of CCOC in connection with such Asset Sale and (ii) the aggregate amount of cash so received which is used to retire any existing Indebtedness of the Co-Obligors that is Pari Passu Indebtedness or any Priority Indebtedness, as the case may be, which is required to be repaid in connection with such Asset Sale or is secured by a Lien on the property or assets of CCOC or any of its Restricted Subsidiaries, as the case may be.

      “Net Proceeds” means the aggregate net proceeds (including the fair market value of non-cash proceeds constituting equipment or other assets of a type generally used in a Related Business, an amount reasonably determined by the Board of Directors of CCOC for amounts under $10.0 million and by a financial advisor or appraiser of national reputation for equal or greater amounts) received by a Person from the sale of Qualified Capital Stock (other than to a Subsidiary of such Person) after payment of out-of-pocket expenses, commissions and discounts incurred and net of taxes paid or payable in connection therewith.

      “Obligation” means any principal, premium, interest (including interest accruing subsequent to a bankruptcy or other similar proceeding whether or not such interest is an allowed claim enforceable against a Person in a bankruptcy case under federal bankruptcy law), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable pursuant to the terms of the documentation governing any Indebtedness.

      “Pari Passu Indebtedness” means (a) with respect to CCOC or Centennial Puerto Rico, any Indebtedness of CCOC or Centennial Puerto Rico that is pari passu in right of payment to the senior notes, and (b) with respect to any Guarantor, Indebtedness which ranks pari passu in right of payment to the Guarantee of such Guarantor.

      “Permitted Holders” means Welsh Carson and Blackstone.

      “Permitted Investment” means (i) Investments in Cash Equivalents; (ii) Investments in CCOC or a Restricted Subsidiary; (iii) Investments in a Person substantially all of whose assets are of a type generally used in a Related Business (an “Acquired Person”) if, as a result of such Investments, (A) the Acquired Person immediately thereupon becomes a Restricted Subsidiary or (B) the Acquired Person immediately thereupon either (1) is merged or consolidated with or into CCOC or any of its Restricted Subsidiaries and the surviving Person is CCOC or a Restricted Subsidiary or (2) transfers or conveys all or substantially all of its assets to, or is liquidated into, CCOC or any of its Restricted Subsidiaries; (iv) Investments in accounts and notes receivable acquired in the ordinary course of business; (v) any securities received in connection with an Asset Sale and any Investment with the Net Cash Proceeds from any Asset Sale in Capital Stock of a Person, all or substantially all of whose assets are of a type used in a

Related Business, that complies with the “Limitation on Asset Sales and Sales of Subsidiary Stock” covenant; (vi) any guarantee issued by a Restricted Subsidiary incurred in compliance with the Indenture; (vii) advances and prepayments for asset purchases in the ordinary course of business in a Related Business of CCOC or a Restricted Subsidiary; (viii) customary loans or advances made in the ordinary course of business to officers, directors or employees of CCOC or any of its Restricted Subsidiaries for travel, entertainment, and moving and other relocation expenses; (ix) advances to employees not in excess of $1.0 million outstanding at any one time, in the aggregate; (x) any Investment acquired by CCOC or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by CCOC or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of CCOC of such other Investment or accounts receivable or (b) as a result of a foreclosure by CCOC or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; (xi) Interest Rate Protection Obligations or Currency Hedging Agreements permitted under clauses (ix) or (x) of the “Limitation on Incurrence of Additional Indebtedness” covenant; (xii) Investments the payment for which consists of Qualified Capital Stock of CCOC (“Investment Equity”); provided, however, that the issuance of such Qualified Capital Stock equity interests will not increase the amount available for Restricted Payments under the “— Certain Covenants — Limitation on Restricted Payments” covenant; (xiii) Investments in Permitted Joint Ventures which in the aggregate at any one time outstanding do not exceed $10.0 million; (xiv) any Investment in a Related Business (including in an Unrestricted Subsidiary) having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (xiv) that are at that time outstanding, which does not exceed the greater of (x) $20.0 million or (y) 4% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); and (xv) Investments existing on the Issue Date.

      “Permitted Joint Venture” means, as applied to any Person, any other Person engaged in a Related Business (a) over which such Person is responsible (either directly or through a services agreement) for day-to-day operations or otherwise has operational and managerial control of such other Person or (b) of which more than 40% of the outstanding Voting Stock (other than directors’ qualifying shares) of such other Person in the case of a corporation, or more than 40% of the outstanding ownership interests of such other Person, in the case of an entity other than a corporation, is at the time owned directly or indirectly by such Person.

      “Permitted Liens” means:

(1) Liens securing (a) Priority Indebtedness (including related Obligations) that is permitted to be incurred by the first sentence of the “— Certain Covenants — Limitation on Priority Indebtedness and Pari Passu Indebtedness” covenant, or (b) Indebtedness (including related Obligations) that is permitted to be incurred by clause (i) or (xi) of the third paragraph of the “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness” covenant;

(2) Liens in favor of CCOC or any Restricted Subsidiary;

(3) Liens on property (i) existing at the time of acquisition thereof or (ii) of a Person existing at the time such Person is merged into or consolidated with CCOC or any Restricted Subsidiary of CCOC; provided, that such Liens were in existence prior to the contemplation of such acquisition, merger or consolidation and do not extend to any assets other than those acquired or to those of the Person merged into or consolidated with CCOC or a Restricted Subsidiary, as the case may be;

(4) Liens that secure Debt of a Person existing at the time such Person becomes a Restricted Subsidiary of CCOC; provided, that such Liens do not extend to any assets other than those of the Person that became a Restricted Subsidiary of CCOC;

(5) banker’s Liens, right of setoff and Liens to secure the performance of bids, tenders, trade or government contracts (other than for borrowed money), leases, licenses, statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (iv) of the third paragraph of the “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness” covenant, covering only the assets purchased, acquired or leased, any additions and accessions thereto and any proceeds therefrom;

(7) Liens existing on the Issue Date;

(8) carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business, in each case, that are not yet due or delinquent or that are bonded, as the case may be, or that are being contested in good faith and by appropriate proceedings; provided, that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(9) Liens on goods (and the proceeds thereof) and documents of title and the property covered thereby securing Indebtedness in respect of commercial letters of credit;

(10) Liens arising by reason of a judgment, decree or court order, to the extent not otherwise resulting in an Event of Default, and any Liens that are required to protect or enforce any rights in any administrative, arbitration or other court proceedings in the ordinary course of business;

(11) Liens securing Interest Rate Protection Obligations and Currency Hedging Agreements permitted to be incurred by clause (ix) or (x) of the third paragraph of the “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness” covenant;

(12) without limitation of clause (1) above, Liens securing Refinancing Indebtedness permitted to be incurred by clauses (iv), (vii) or (xii) of the third paragraph of the “— Certain Covenants — Limitation on Incurrence of Additional Indebtedness” covenant or amendments or renewals of Liens that were permitted to be incurred pursuant to clause (1), (3), (4), (6), (7), (9) or (11) above; provided, in each case, that such Liens do not extend to an additional property or asset of CCOC or a Restricted Subsidiary;

(13) any provision for the retention of title to an asset by the vendor or transferor of such asset, which asset is acquired by CCOC or any Restricted Subsidiary in a transaction entered into in the ordinary course of business of CCOC or such Restricted Subsidiary;

(14) Liens securing guarantees of any Indebtedness permitted to be secured by the Indenture; and

(15) Liens incurred in the ordinary course of business of CCOC or any Restricted Subsidiary of CCOC with respect to obligations that do not exceed $10.0 million at any one time outstanding and that (A) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (B) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by CCOC or such Restricted Subsidiary.

      “Person” means any corporation, individual, joint stock company, limited liability company, joint venture, partnership, unincorporated association, governmental regulatory entity, country, state or political subdivision thereof, trust municipality or other entity.

      “Preferred Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person’s preferred or preference stock whether now outstanding, or issued after the Issue Date, and including, without limitation, all classes and series of preferred or preference stock of such Person.

      “Priority and Pari Passu Debt to EBITDA Ratio” means on any date (referred to in this definition as the “Transaction Date”) the ratio of (i) the sum of Pari Passu Indebtedness of each of CCOC,

Centennial Puerto Rico and any Guarantor and the Priority Indebtedness of CCOC, Centennial Puerto Rico and the Restricted Subsidiaries of CCOC on the Transaction Date (after giving pro forma effect to the Incurrence of such Indebtedness) (and without duplication of any Indebtedness that may be the obligation of CCOC, Centennial Puerto Rico and the Restricted Subsidiaries of CCOC and/or one or more of its Subsidiaries) divided by (ii) the aggregate amount of Annual Consolidated EBITDA of CCOC and its Restricted Subsidiaries (determined on a pro forma basis after giving effect to all Investments in and acquisitions or dispositions of any company or any business or any assets out of the ordinary course of business, whether by merger, stock purchase or sale or asset purchase or sale, made by CCOC and its Restricted Subsidiaries from the beginning of the Reference Period through the Transaction Date as if such Investment, acquisition or disposition had occurred at the beginning of such Reference Period); provided, that, for purposes of such computation, in calculating Annual Consolidated EBITDA and Pari Passu Indebtedness and Priority Indebtedness, (a) the transaction giving rise to the need to calculate the Priority and Pari Passu Debt to EBITDA Ratio will be assumed to have occurred (on a pro forma basis) on the first day of the Reference Period; (b) the incurrence of any Priority Indebtedness or Pari Passu Indebtedness during the Reference Period or subsequent thereto and on or prior to the Transaction Date (and the application of the proceeds therefrom to the extent used to retire Indebtedness or to acquire businesses) will be assumed to have occurred (on a pro forma basis) on the first day of such Reference Period; (c) Consolidated Interest Expense attributable to any Indebtedness (whether existing or being incurred) bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date had been the applicable rate for the entire period; and (d) all members of the consolidated group of CCOC and its Restricted Subsidiaries on the Transaction Date that were acquired during the Reference Period shall be deemed to be members of the consolidated group of CCOC and its Restricted Subsidiaries for the entire Reference Period. Any such pro forma calculation may include adjustments for the pro forma effect of (a) any cost savings accounted for on an annualized basis as a result of an acquisition by CCOC or a Restricted Subsidiary which, in the good faith judgment of CCOC (as determined by a resolution of the board of directors of CCOC), will be eliminated or realized within one year after the date of such transaction (provided that any such cost savings are calculated in accordance with Regulation S-X under the Securities Act (or any successor regulation) or (b) any direct quantifiable savings from the conversion of roaming expense which CCOC will obtain within one year of the transaction in the good faith judgment of the Board of Directors of CCOC from the acquisition of a third party which prior to such acquisition had a contract with CCOC or any Restricted Subsidiary for roaming services.

      “Priority Indebtedness” means Indebtedness of (i) CCOC, Centennial Puerto Rico or any Guarantor that is secured by any Lien on assets of CCOC, Centennial Puerto Rico or any Guarantor or (ii) any Restricted Subsidiary other than Centennial Puerto Rico or a Guarantor.

      “Public Equity Offering” means an underwritten offer and sale of common stock (which is Qualified Capital Stock) of either of Centennial or CCOC with aggregate proceeds of at least $50.0 million pursuant to a registration statement that has been declared effective by the Commission pursuant to the Securities Act (other than a registration statement on Form S-8 (or any successor form covering substantially the same transactions), S-4 (or any successor form covering substantially the same transactions), or otherwise relating to equity securities issuable under any employee benefit plan of such corporate entity).

      “Purchase Money Indebtedness” means any Indebtedness of CCOC or its Restricted Subsidiaries which is secured by a Lien on assets related to the business of CCOC or its Restricted Subsidiaries and any additions and accessions thereto, which are purchased by CCOC or its Restricted Subsidiaries at any time after the senior notes are issued; provided, that (i) the security agreement or conditional sales or other title retention contract pursuant to which the Lien on such assets is created (collectively, a “Purchase Money Security Agreement”) shall be entered into within 90 days after the purchase or substantial completion of the construction of such assets and shall at all times be confined solely to the assets so purchased without further recourse to either CCOC or any of its Restricted Subsidiaries or acquired, any additions and accessions thereto and any proceeds therefrom, (ii) at no time shall the aggregate principal amount of the outstanding Indebtedness secured thereby be increased, except in connection with the purchase of additions and accessions thereto and except in respect of fees and other obligations in respect of such Indebtedness and (iii) (A) the aggregate outstanding principal amount of Indebtedness secured thereby (determined on a per asset basis in the case of any additions and accessions) shall not at the time such Purchase Money Security Agreement is entered into exceed 100% of the purchase price to CCOC or its Restricted Subsidiaries of the assets subject thereto or (B) the Indebtedness secured thereby shall be with recourse solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom.

      “Qualified Capital Stock” means any Capital Stock of a Person that is not Disqualified Capital Stock.

      “Reference Period” with regard to any Person means the last four full fiscal quarters of such Person for which financial information (which CCOC shall use its best effort to compile in a timely manner) in respect thereof is available ended on or immediately preceding any date upon which any determination is to be made pursuant to the terms of the senior notes or the Indenture.

      “Reference Treasury Dealer” means each of Lehman Brothers Inc., Credit Suisse First Boston LLC and two other primary U.S. Government securities dealers in the City of New York to be selected by CCOC, and their respective successors.

      “Refinancing Indebtedness” means any Indebtedness of CCOC or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of CCOC or such Restricted Subsidiary (other than intercompany Indebtedness), provided that (i) the principal amount (or accreted value, if applicable) of such Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest and premium on the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of premium and reasonable expenses incurred in connection therewith), (ii) such Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life equal to or greater than the Weighted Average Life of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the senior notes, such Refinancing Indebtedness is subordinated in right of payment to, the senior notes or Guarantees, as applicable, on terms at least as favorable to the holders of senior notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded and (iv) such Indebtedness is incurred either by CCOC, Centennial Puerto Rico, any Guarantor or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

      “Related Business” means any business related to, or complementary to, the ownership, development, operation or acquisition of communications systems as determined by the Board of Directors of CCOC.

      “Related Person” means, with respect to any Person, (i) any Affiliate of such Person or any spouse, immediate family member, or other relative who has the same principal residence of any Affiliate of such Person and (ii) any trust in which any Person described in clause (i) above, has a beneficial interest.

      “Restricted Payment” means, with respect to any Person, (i) any dividend or other distribution on shares of Capital Stock of such Person or any Restricted Subsidiary of such Person, (ii) any payment on account of the purchase, redemption or other acquisition or retirement for value in whole or in part, of any shares of Capital Stock of such Person, any entity which controls such Person or any Restricted Subsidiary of such Person, which Capital Stock is held by Persons other than such Person or any of its Restricted Subsidiaries, or options, warrants or other rights to acquire such Capital Stock, (iii) any defeasance, redemption, repurchase or other acquisition or retirement for value, in whole or in part, of any Indebtedness of such Person (other than the scheduled repayment thereof at maturity and any mandatory redemption or mandatory repurchase thereof pursuant to the terms thereof) by such Person or a Subsidiary of such Person that is subordinate in right of payment to the senior notes (other than in exchange for Refinancing Indebtedness permitted to be Incurred under the Indenture and except for any such defeasance, redemption, repurchase, other acquisition or payment in respect of Indebtedness held by any Restricted Subsidiary) and (iv) any Investment (other than a Permitted Investment); provided, however, that the term “Restricted Payment” does not include (i) any dividend, distribution or other payment on shares of Capital Stock of CCOC or any Restricted Subsidiary solely in shares of Qualified Capital Stock or in options, warrants or other rights to acquire such Qualified Capital Stock), (ii) any dividend, distribution or other payment to CCOC, or any dividend to any of its Restricted Subsidiaries, by any of its Subsidiaries, (iii) any dividend, distribution or other payment by any Restricted Subsidiary on shares of its Capital Stock that is paid pro rata to all holders of such Capital Stock and (iv) the purchase, redemption or other acquisition or retirement for value of shares of Capital Stock of any Restricted Subsidiary held by Persons other than CCOC or any of its Restricted Subsidiaries.

      “Restricted Subsidiary” means any Subsidiary of CCOC that has not been designated by the Board of Directors of CCOC by board resolution delivered to the Trustee as an Unrestricted Subsidiary pursuant to and in compliance with the covenant described under “— Certain Covenants — Limitation on Unrestricted Subsidiaries.”

      “Securities Act” means the Securities Act of 1933, as amended, or any successor statute and the rules and regulations promulgated by the Commission thereunder.

      “Senior Credit Facility” means that certain senior secured credit agreement, dated as of February 9, 2004, entered into among CCOC and Centennial Puerto Rico as borrowers, the guarantors named therein, Credit Suisse First Boston LLC and certain other financial institutions party thereto, as such agreement, may be, in one or more agreements, indentures, notes or arrangements, amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified, in whole or in part, from time to time (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing, including those that increase the amount available thereunder in accordance with the terms of the Indenture).

      “Significant Restricted Subsidiary” means one or more Restricted Subsidiaries having an aggregate net book value of assets in excess of 5% of the net book value of the assets of CCOC and its Restricted Subsidiaries on a consolidated basis.

      “S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc.

      “Stated Maturity” means the date fixed for the payment of any principal or premium pursuant to the Indenture and the senior notes, including the Maturity Date, upon redemption, acceleration, Asset Sale Offer, Change of Control Offer or otherwise.

      “Strategic Equity Investor” means any Person which is (or a controlled Affiliate of any Person which is) engaged in the ownership, development, operation or acquisition of communications systems and which, as of the last available annual or quarterly financial statements, has Total Common Equity of at least $1.0 billion.

      “Strategic Equity Offering” means an offer or sale of Common Stock or Preferred Stock (other than Disqualified Capital Stock) of either Centennial or CCOC, with aggregate proceeds of at least $50.0 million to a Strategic Equity Investor other than in connection with or after the occurrence of a Change of Control.

      “Subordinated Indebtedness” means Indebtedness of any Co-Obligor or any Guarantor subordinated in right of payment to the senior notes or a Guarantee, as the case may be.

      “Subsidiary” with respect to any Person, means (i) a corporation at least 50% of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by such Person and one or more Subsidiaries of such Person or by one or more Subsidiaries of such Person, (ii) a partnership in which such Person or a Subsidiary of such Person is, at the time, a general partner of such partnership, or (iii) any Person in which such Person, one or more Subsidiaries of such Person, or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof has (x) at least a 50% ownership interest or (y) the power to elect or direct the election of the directors or other governing body of such Person.

      “Total Assets” means the total assets of CCOC and it Restricted Subsidiaries shown on the consolidated balance sheet of CCOC and its Restricted Subsidiaries prepared in accordance with GAAP as of the last day of the immediately preceding fiscal quarter for which financial statements are available.

      “Total Common Equity” of any Person means, as of any date of determination, the product of (i) the aggregate number of outstanding primary shares of Common Stock of such Person on such day (which shall not include any options or warrants on, or securities convertible or exchangeable into, shares of Common Stock of such Person) and (ii) the average Closing Price of such Common Stock over the 20 consecutive Trading Days immediately preceding such day. If no such Closing Price exists with respect to shares of any such class, the value of such shares for purposes of clause (ii) of the preceding sentence shall be determined by the Board of Directors of CCOC in good faith and evidenced by a resolution of the Board of Directors of CCOC filed with the Trustee.

      “Trading Day” with respect to a securities exchange or automated quotation system, means a day on which such exchange or system is open for a full day of trading.

      “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

      “Unrestricted Subsidiary” means any Subsidiary of CCOC (other than Centennial Puerto Rico or any Guarantor) designated as such pursuant to and in compliance with the covenant described under “— Certain Covenants — Limitation on Unrestricted Subsidiaries.”

      “Voting Stock” means, with respect to a Person, Capital Stock of such Person having generally the right to vote in the election of a majority of the directors of such Person or having generally the right to vote with respect to the organizational matters of such Person.

      “Weighted Average Life” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

      “Welsh Carson” means Welsh, Carson, Anderson & Stowe VIII, L.P. and affiliates of the foregoing that are directly or indirectly controlling or controlled by Welsh, Carson, Anderson & Stowe VIII, L.P. or under direct or indirect common control with Welsh, Carson, Anderson & Stowe VIII, L.P.

Book-Entry Delivery and Form

      The senior notes will be issued only in fully registered form, without interest coupons, in denominations of $1,000 and integral multiples thereof. The senior notes will not be issued in bearer form. The senior notes sold in the offering will be issued only against payment in immediately available funds.

Book-Entry Senior Notes

      The senior notes initially are represented by one or more senior notes in registered, global form without interest coupons (collectively, the “Global Senior Notes”). The Global Senior Notes are deposited upon issuance with the Trustee as custodian for the DTC in New York, New York and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC, such indirect participants being Euroclear System, or Euroclear, and Clearstream Banking, S.A., or Clearstream, as described below.

      Except as set forth below, the Global Senior Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. In addition, transfer of beneficial interests in the Global Senior Notes are subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time. Beneficial interests in the Global Senior Notes may not be exchanged for senior notes in certificated form except in the limited circumstances described below. See “— Exchanges of Book-Entry Senior Notes for Certificated Senior Notes.”

      Initially, the Trustee acts as Paying Agent and Registrar. The senior notes may be presented for registration of transfer and exchange at the offices of the Registrar.

Exchanges of Book-Entry Senior Notes for Certificated Senior Notes

      A beneficial interest in a Global Note may not be exchanged for a note in certificated form unless (i) DTC (x) notifies the Co-Obligors that it is unwilling or unable to continue as Depositary for the Global Note or (y) has ceased to be a clearing agency registered under the Exchange Act, and in either case the Co-Obligors thereupon fail to appoint a successor Depositary, (ii) the Co-Obligors, at their option, notify the Trustee in writing that they elect to cause the issuance of the senior notes in certificated form, or (iii) there shall have occurred and be continuing an Event of Default or any event which after notice or lapse of time or both would be an Event of Default with respect to the senior notes. In all cases, certificated senior notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names and issued in any approved denominations, requested by or on behalf of the Depositary (in accordance with its customary procedures). Any such exchange will be effected through the DTC Deposit/ Withdraw at Custodian system and an appropriate adjustment will be made in the records of the Security Registrar to reflect a decrease in the principal amount of the relevant Global Note.

Certain Book-Entry Procedures for Global Senior Notes

      The descriptions of the operations and procedures of DTC, Euroclear and Clearstream that follow are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. The Co-Obligors take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

      DTC has advised the Co-Obligors as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities, transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      DTC has advised the Co-Obligors that its current practice, upon the issuance of Global Senior Notes, is to credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Senior Notes to the accounts with DTC of the participants through which such interests are to be held. Ownership of beneficial interest in the Global Senior Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominees (with respect to interest of participants) and the records of participants and indirect participants (with respect to interests of persons other than participants).

      As long as DTC, or its nominee, is the registered Holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner and Holder of the senior notes represented by such Global Note for all purposes under the Indenture and the senior notes. Except in the limited circumstances described above under “— Exchanges of Book-Entry Senior Notes for Certificated Senior Notes,” owners of beneficial interests in a Global Note will not be entitled to have any portions of such Global Note registered in their names, and will not receive or be entitled to receive physical delivery of senior notes in definitive form and will not be considered the owners or Holders of the Global Note (or any senior notes represented thereby) under the Indenture or the senior notes.

      Investors may hold their interests in the Global Note directly through DTC, if they are participants in such system, or indirectly through organizations (including Euroclear and Clearstream) which are participants in such system. All interests in a Global Note, including those held through Euroclear or Clearstream, are subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream will also be subject to the procedures and requirements of such system.

      The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

      Payments of the principal, of, premium, if any, and interest on Global Senior Notes will be made to DTC or its nominee as the registered owner thereof. Neither the Co-Obligors, any Guarantor, the Trustee nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest in the Global Senior Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      The Co-Obligors expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest in respect of a Global Note representing any senior notes held by it or its nominee, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note for such senior notes as shown on the records of DTC or its nominee. The Co-Obligors also expect that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name.” Such payments will be the responsibility of such participants. None of the Co-Obligors, any Guarantor or the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the senior notes, and the Co-Obligors and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the senior notes for all purposes.

      Except for trades involving only Euroclear and Clearstream participants, interests in the Global Senior Notes will trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

      Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected by DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interest in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures or same-day funds settlement applicable to DTC, Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a DTC participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the DTC settlement date. Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following the DTC settlement date.

      DTC has advised the Co-Obligors that it will take any action permitted to be taken by a holder of senior notes only at the direction of one or more participants to whose accounts with DTC interests in the Global Senior Notes are credited and only in respect of such portion of the aggregate principal amount of the senior notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the senior notes, DTC reserves the right to exchange the Global Senior Notes for senior notes in certificated form and to distribute such senior notes to its participants.

      Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfer of beneficial ownership interests in the Global Senior Notes among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Co-Obligors, any Guarantor, the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear, Clearstream or their participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to or payments made on account of, beneficial ownership interests in Global Senior Notes.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

      The following discussion summarizes the material U.S. federal tax consequences of the exchange of original senior notes for new senior notes and of the ownership and disposition of new senior notes.

      This summary is based on the Internal Revenue Code of 1986, as amended, referred to in this section as the Code, Treasury regulations issued under the Code, judicial authority and administrative rulings and practice, all as of the date of this prospectus, and all of which are subject to change. Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described in this prospectus. This summary addresses only the U.S. federal income tax consequences to investors that own the original senior notes and will own the new senior notes as capital assets (i.e., generally, as investment assets) and not as part of a hedge, straddle, conversion, constructive sale or other risk reduction transaction for U.S. federal income tax purposes. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as insurance companies, partnerships or other entities treated as partnerships for U.S. federal income tax purposes, financial institutions, tax-exempt organizations, retirement plans, regulated investment companies, securities dealers, expatriates or persons whose functional currency for tax purposes is not the U.S. dollar). We will not seek a ruling from the Internal Revenue Service, referred to in this section as the IRS, with respect to any matters discussed in this section, and we cannot assure you that the IRS will not challenge one or more of the tax consequences described below. When we use the term “holder” in this section, we are referring to a beneficial owner of the new senior notes and not necessarily the record holder.

      Persons considering the exchange of their original senior notes for new senior notes should consult their own tax advisors concerning the application of the U.S. federal tax laws to their particular situations as well as any consequences of the exchange of original senior notes for new senior notes and the ownership and disposition of the new senior notes arising under the laws of any other taxing jurisdiction.

U.S. Federal Income Tax Consequences to U.S. Holders

      The following is a general discussion of the material U.S. federal income tax consequences of the exchange of original senior notes for new senior notes and of the beneficial ownership and disposition of the new senior notes by a holder that is a United States person, referred to in this section as a U.S. Holder. For purposes of this discussion, a United States person is a beneficial owner of new senior notes that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other business entity treated as a corporation created or organized in or under the laws of the United States or of any state or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all its substantial decisions, or a validly electing trust that was in existence on August 20, 1996, and was treated as a domestic trust on August 19, 1996.

      If an entity treated as a partnership for U.S. federal income tax purposes holds the new senior notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A holder that is a partner of a partnership holding original senior notes should consult with its own tax advisor about the U.S. federal income tax consequences of exchanging original senior notes for new senior notes and of holding and disposing of the new senior notes.

The Exchange Offer

      The exchange of original senior notes for new senior notes pursuant to this exchange offer will not be treated as an “exchange” for U.S. federal income tax purposes because the new senior notes will not be considered to differ materially in kind or extent from the original senior notes. Rather, any new senior notes received by you will be treated as a continuation of your investment in the original senior notes. As a result, there will be no U.S. federal income tax consequences to you resulting from the exchange offer, and you will have the same adjusted tax basis and holding period in the new senior notes as you had in the original senior notes immediately prior to the exchange.

Treatment of Interest

      Stated interest paid on the new senior notes will be included in a U.S. Holder’s gross income as ordinary income at the time it is accrued or received (in accordance with the U.S. Holder’s method of tax accounting).

Market Discount

      If a U.S. Holder purchases a new senior note (or purchased an original senior note and exchanges it for a new senior note) for an amount that is less than the stated principal amount of the note, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than  1/4 of one percent (0.25%) of the stated principal amount multiplied by the remaining number of complete years to maturity from the date of the acquisition.

      Unless a U.S. Holder elects to include market discount in income as it accrues, a U.S. Holder holding a new senior note with market discount generally will be required to treat any full or partial principal payment, or any gain upon the sale, exchange or retirement (including redemption or repurchase) of the new senior note, as ordinary income to the extent of the accrued market discount on the new senior note that such holder has not previously included in income. A U.S. Holder may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry a new senior note with market discount.

      In general, any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the new senior note, unless the U.S. Holder elects to accrue the market discount under a constant yield method. A U.S. Holder may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield method), rather than on disposition of the note, in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in gross income on an accrual basis, once made, applies to all market discount obligations acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and is irrevocable without the consent of the IRS. The holder’s tax basis in the new senior notes will be increased by the amount of any market discount included in gross income under such an election. U.S. Holders that hold new senior notes with market discount should consult their tax advisors regarding the manner in which accrued market discount is calculated and the election to include market discount currently in income.

Amortizable Bond Premium

      In general, if a U.S. Holder purchases a new senior note (or purchased an original senior note and exchanges it for a new senior note) for an amount in excess of the sum of all amounts payable on the note (other than stated interest payments), such excess will be considered to be “amortizable bond premium.” A U.S. Holder generally may elect to amortize the bond premium over the remaining term of the note on a constant yield method as an offset to interest. A special rule applies to determine the amount of amortizable bond premium on debt instruments (such as the new senior notes) that may be redeemed prior to maturity at the issuer’s option. Under these rules, a U.S. Holder will calculate the amount of amortizable bond premium based on the amount payable at the applicable call date, but only if the use of the call date (in lieu of the stated maturity date) results in a smaller amortizable bond premium for the period ending on the call date. If a U.S. holder does not elect to amortize bond premium, that premium will decrease the gain or increase the loss such holder would otherwise recognize on disposition of the new senior note.

      If a U.S. Holder elects to amortize bond premium, its tax basis in the new senior note will be reduced by the amount of allowable amortization. The election to amortize bond premium applies to all taxable debt obligations held during or after the taxable year for which the election is made, and is irrevocable without the consent of the IRS.

      U.S. Holders that hold the new senior notes with amortizable bond premium should consult their tax advisors regarding the application of these rules.

Treatment of Disposition of the New Senior Notes

      Upon the sale, exchange, redemption, retirement or other taxable disposition of a new senior note, a U.S. Holder generally will recognize gain or loss equal to the difference, if any, between the amount received on such disposition (other than amounts representing accrued and unpaid interest, which amounts will be taxable as ordinary income to the extent not previously included in gross income) and the U.S. Holder’s adjusted tax basis in the new senior note. A U.S. Holder’s tax basis in a new senior note will be, in general, the cost of the new senior note to the U.S. Holder, increased by any market discount included in income and decreased by any amortizable bond premium. Subject to the market discount rules discussed above, gain or loss realized on the sale, exchange, redemption, retirement or other taxable disposition of a new note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such sale, exchange or retirement, the new note has been held for more than one year. Net long-term capital gain recognized by a non-corporate U.S. Holder generally is subject to U.S. federal income tax at a preferential rate. The ability of a U.S. Holder to deduct a capital loss is subject to limitations under the Code.

U.S. Federal Tax Consequences to Non-U.S. Holders

      The following is a general discussion of the material U.S. federal income and estate tax consequences of the exchange offer and of the beneficial ownership and disposition of new senior notes by a holder that is not a partnership or a United States person, referred to in this section as a Non-U.S. Holder. For purposes of this discussion, any interest income and any gain realized on the sale, exchange, redemption, retirement or other taxable disposition of a new senior note will be considered “U.S. trade or business income” if such interest income or gain is (i) effectively connected with the conduct of a trade or business in the United States or (ii) in the case of a treaty resident, attributable to a permanent establishment in the United States.

The Exchange Offer

      The exchange of original senior notes for new senior notes pursuant to this exchange offer will not be a taxable sale or exchange for U.S. federal income tax purposes.

Treatment of Interest

      A Non-U.S. Holder will not be subject to U.S. federal income (including withholding) tax in respect of interest income on a new senior note if each of the following requirements is satisfied:

•	The Non-U.S. Holder provides to us or our paying agent a properly completed IRS Form W-8BEN (or successor form), or an appropriate substitute form, together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a United States person. If a new senior note is held through a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, this requirement is satisfied if (i) the Non-U.S. Holder provides such a form to the organization or institution, and (ii) the organization or institution, under penalties of perjury, certifies to us that it has received such a form from the beneficial owner or another intermediary and furnishes us or our paying agent with a copy.

•	The Non-U.S. Holder does not actually or constructively own 10% or more of the voting power of our stock.

•	The Non-U.S. Holder is not a “controlled foreign corporation” (as defined for U.S. federal income tax purposes) that is actually or constructively related to us.

      If all of these conditions are not met, a 30% U.S. withholding tax will apply to interest income on the new senior notes, unless either (i) an applicable income tax treaty reduces or eliminates such tax, and a Non-U.S. Holder claiming the benefit of that treaty provides to us or our paying agent a properly completed IRS Form W-8BEN (or successor form), or an appropriate substitute form, on which such treaty benefits are claimed, or (ii) the interest is U.S. trade or business income (as defined above) and the Non-U.S. Holder provides an appropriate statement to that effect on a properly completed IRS Form W-8ECI (or successor form), or an appropriate substitute form. In the case of the second exception, such Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to all income from the new senior notes on a net income basis in the same manner as a U.S. Holder, as described above. Additionally, Non-U.S. Holders that are corporations could be subject to a branch profits tax on such income. Special procedures contained in Treasury regulations may apply to partnerships, trusts and intermediaries. We urge Non-U.S. Holders to consult their own tax advisors for information on the impact of these withholding regulations.

Treatment of Disposition of the New Senior Notes

      Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange, redemption, retirement or other taxable disposition of a new senior note unless:

•	such holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption, retirement or other taxable disposition and certain other conditions are met, or

•	the gain is U.S. trade or business income (as defined above).

      The portion of the proceeds from the sale, exchange, redemption, retirement or other taxable disposition of a new senior note that is allocable to accrued interest is subject to the rules described above regarding the treatment of interest.

Treatment of New Senior Notes for U.S. Federal Estate Tax Purposes

      A new senior note held, or treated as held, by an individual who is a Non-U.S. Holder at the time of his or her death will not be subject to U.S. federal estate tax, provided that the Non-U.S. Holder does not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of our stock and payments of interest on such new senior notes would not have been considered U.S. trade or business income (as defined above). Individuals should note that the definition of “resident” for purposes of the U.S. federal estate tax is not the same as the definition of “resident” for the U.S. federal income tax.

U.S. Information Reporting and Backup Withholding Requirements

      When required, we will report to the holders of the new senior notes and the IRS amounts paid on or with respect to the new senior notes and the amount of any tax withheld from such payments.

      Certain non-corporate U.S. Holders may be subject to backup withholding (currently imposed at a rate of 28%) on payments made on or with respect to the new senior notes and on payment of the proceeds from the disposition of a new senior note. In general, backup withholding will apply to a U.S. Holder only if the U.S. Holder:

•	fails to furnish its Taxpayer Identification Number (“TIN”), which for an individual is his or her Social Security Number;

•	furnishes an incorrect TIN;

•	is notified by the IRS that it has failed properly to report payments of interest and dividends; or

•	under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

      A U.S. Holder will be eligible for exemption from backup withholding by providing a properly completed IRS Form W-9 (or successor form), or an appropriate substitute form, to us or our paying agent.

      A Non-U.S. Holder generally will not be subject to backup withholding or IRS information reporting if such holder provides to us or our paying agent a properly completed IRS Form W-8BEN (or successor form), or an appropriate substitute form, together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a United States person, provided that neither we nor our paying agent has actual knowledge or reason to know that the holder is a United States person or otherwise does not satisfy the requirements of an exemption. Certain information reporting requirements still may apply even if an exemption from backup withholding is established.

      The payment of the proceeds from the disposition of new senior notes to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the holder certifies as to its non-United States status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of new senior notes to or through a non-United States office of a non-United States broker will not be subject to information reporting or backup withholding unless the non-United States broker has certain types of relationships with the United States, referred to in this section as a United States related person. In the case of the payment of the proceeds from the disposition of the new senior notes to or through a non-United States office of a broker that is either a United States person or a United States related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the beneficial owner certifies as to its non-United States status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a United States person or otherwise does not satisfy the requirements of an exemption. Non-U.S. Holders should consult their own tax advisors regarding the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of new senior notes).

      Backup withholding is not an additional tax and may be refunded or credited against the holder’s U.S. federal income tax liability, provided that certain required information is furnished to the IRS. The information reporting requirements may apply regardless of whether backup withholding is required. Copies of the information returns reporting interest and backup withholding may be made available to the tax authorities in foreign countries under the provisions of a tax treaty or agreement.

      The U.S. federal tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders should consult their own tax advisors with respect to the tax consequences to them of the exchange of original senior notes for new senior notes and the ownership and disposition of the new senior notes, including the tax consequences under U.S. federal, state, local, and non-U.S. tax laws and the possible effects of changes in such tax laws.

PLAN OF DISTRIBUTION

      Each broker-dealer that receives new senior notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new senior notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of senior notes received in exchange for original senior notes where such original senior notes were acquired as a result of market-making activities or other trading activities. The registration rights agreement executed in connection with the offering of the original senior notes provides that we will not be required to amend or supplement this prospectus for a period exceeding 120 days after the last date we will accept original senior notes in exchange for new senior notes and that broker-dealers shall not be authorized by us to deliver this prospectus in connection with resales after that period of time has expired.

      We will not receive any proceeds from any sale of new senior notes by broker-dealers. New senior notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new senior notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such new senior notes. Any broker-dealer that resells new senior notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new senior notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on such resale of new senior notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the original senior notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

NOTICE TO CANADIAN RESIDENTS

      Any resale of the senior notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Note holders resident in Canada are advised to seek legal advice prior to any resale of the senior notes.

LEGAL MATTERS

      The validity of the new senior notes will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York.

EXPERTS

      The consolidated financial statements included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (which reports express an unqualified opinion and include explanatory paragraphs relating to the Company’s change in method of accounting for goodwill and other intangible assets to conform to SFAS No. 142, “Goodwill and Other Intangible Assets,” and the restatement discussed in Note 16 to the consolidated financial statements), and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      Centennial is subject to the informational reporting requirements of the Exchange Act, and accordingly we file annual, quarterly and special reports, proxy and information statements and other information with the SEC. You may read and copy these reports and other information at the SEC’s public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of such material from the SEC by mail at prescribed rates. You should direct requests to the SEC’s Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, we are required to file electronic versions of these materials with the SEC through the SEC’s EDGAR system. The SEC maintains a website (http://www.sec.gov) that contains the reports, proxy statements and other information filed by us. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and the EDGAR system. Such documents are not deemed to be included nor are they incorporated by reference into this prospectus, except as specifically indicated below under the heading “Incorporation of Certain Documents by Reference.” These documents are available without charge to you by making a written request or by telephone to:

Centennial Communications Corp.

3349 Route 138
Building A
Wall, New Jersey 07719
Attention: Chief Financial Officer
(732) 556-2200

      Centennial’s common stock is listed on the Nasdaq National Market under the symbol “CYCL.” You may read reports and other information filed by Centennial with the Nasdaq National Market at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means that we can disclose important information to you by referring to our filed SEC documents. The information incorporated by reference is considered to be part of this prospectus.

      We incorporate by reference the information set forth under the sections entitled “Committees of the Board of Directors” and “Executive Compensation and Other Information” starting on pages 11 and 13, respectively, of our Proxy Statement on Schedule 14A, dated September 15, 2004 (and incorporated by reference to our annual report on Form 10-K filed on August 31, 2004).

      In addition, the information contained in any documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the expiration of this exchange offer, shall be deemed to be incorporated by reference into this prospectus, except for information furnished under Items 2.02 and 7.01 of Current Reports on Form 8-K, which is deemed not to be incorporated by reference in this prospectus. You should review these reports, if any, as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

      You may request a copy of these filings, if any, at no cost, by writing or telephoning us at the address and number found above under “Where You Can Find More Information.”

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Centennial Communications Corp.
Wall, New Jersey

      We have audited the accompanying consolidated balance sheets of Centennial Communications Corp. and subsidiaries (the “Company”) as of May 31, 2004 and 2003, and the related consolidated statements of operations, common stockholders’ deficit, and cash flows for each of the three years in the period ended May 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Centennial Communications Corp. and subsidiaries as of May 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” in fiscal 2003.

      As discussed in Note 16 to the consolidated financial statements, the accompanying 2003 and 2002 consolidated financial statements have been restated.

/s/ DELOITTE & TOUCHE LLP

New York, New York

August 30, 2004

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Dollar amounts in thousands)

	May 31,

	2004	2003

		(As restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$112,104	$72,548
Accounts receivable, less allowance for doubtful accounts of $5,618 and $7,771, respectively	89,513	73,908
Inventory — phones and accessories, net	15,986	6,489
Prepaid expenses and other current assets	32,718	36,089

TOTAL CURRENT ASSETS	250,321	189,034
PROPERTY, PLANT AND EQUIPMENT, net	693,618	678,234
EQUITY INVESTMENTS, net	2,697	2,568
DEBT ISSUANCE COSTS, less accumulated amortization of $12,879 and $34,037, respectively	54,948	39,348
U.S. WIRELESS LICENSES	371,766	371,766
CARIBBEAN WIRELESS LICENSES, net	70,492	71,492
CABLE FRANCHISE COSTS	52,139	52,139
GOODWILL	26,704	26,704
CUSTOMER LISTS, net	8,481	18,531
TRANSMISSION AND CONNECTING RIGHTS, net	840	928
CABLE FACILITY, net	4,210	4,450
OTHER ASSETS, net	3,431	1,299

TOTAL ASSETS	$1,539,647	$1,456,493

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Current portion of long-term debt	$5,850	$89,315
Accounts payable	27,486	19,312
Accrued expenses and other current liabilities	203,990	152,961
Payable to affiliates	125	125

TOTAL CURRENT LIABILITIES	237,451	261,713
LONG-TERM DEBT	1,762,016	1,674,812
DEFERRED FEDERAL INCOME TAXES	77,054	71,778
OTHER LIABILITIES	10,224	14,416
MINORITY INTEREST IN SUBSIDIARIES	1,543	1,117
COMMITMENTS AND CONTINGENCIES (see notes 7 and 12)
STOCKHOLDERS’ DEFICIT:
Preferred stock, $.01 par value per share, 10,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $.01 par value per share, 240,000,000 shares authorized; issued 103,223,924 and 95,766,539 shares, respectively; and outstanding 103,153,421 and 95,696,036 shares, respectively	1,032	958
Additional paid-in capital	474,918	438,096
Accumulated deficit	(1,023,514)	(1,000,722)
Accumulated other comprehensive loss	—	(4,594)

	(547,564)	(566,262)
Less: Cost of 70,503 common shares in treasury	(1,077)	(1,077)
Deferred compensation	—	(4)

TOTAL STOCKHOLDERS’ DEFICIT	(548,641)	(567,343)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$1,539,647	$1,456,493

See notes to consolidated financial statements.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollar amounts in thousands, except per share data)

	Fiscal Year Ended May 31,

	2004	2003	2002

		(As restated)	(As restated)
REVENUE:
Service revenue	$797,863	$721,974	$695,476
Equipment sales	30,978	27,462	23,101

	828,841	749,436	718,577

COSTS AND EXPENSES:
Cost of services (exclusive of depreciation and amortization shown below)	164,589	157,840	171,441
Cost of equipment sold	86,071	70,876	56,760
Sales and marketing	92,241	93,013	105,367
General and administrative	156,937	134,722	136,124
Depreciation and amortization	140,991	139,065	157,403
Loss on impairment of assets	—	189,492	33,985
Loss (gain) on disposition of assets	1,500	(1,451)	621

	642,329	783,557	661,701

OPERATING INCOME (LOSS)	186,512	(34,121)	56,876
INCOME FROM EQUITY INVESTMENTS	143	192	564
INTEREST EXPENSE, NET	(163,228)	(146,087)	(150,734)
LOSS ON EXTINGUISHMENT OF DEBT	(39,176)	—	—
OTHER INCOME (EXPENSE)	36	(1,045)	96

LOSS BEFORE INCOME TAX (EXPENSE) BENEFIT AND MINORITY INTEREST IN (INCOME) LOSS OF SUBSIDIARIES	(15,713)	(181,061)	(93,198)
INCOME TAX (EXPENSE) BENEFIT	(6,452)	69,904	12,780

LOSS BEFORE MINORITY INTEREST IN (INCOME) LOSS OF SUBSIDIARIES	(22,165)	(111,157)	(80,418)
MINORITY INTEREST IN (INCOME) LOSS OF SUBSIDIARIES	(627)	(489)	780

NET LOSS	$(22,792)	$(111,646)	$(79,638)

LOSS PER SHARE:
BASIC AND DILUTED	$(0.23)	$(1.17)	$(0.84)

WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE YEAR:
BASIC AND DILUTED	99,937	95,577	95,221

See notes to consolidated financial statements.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS’ DEFICIT
(Dollar amounts in thousands)

								Accumulated
	Common Stock		Common	Additional				Other
			Stock	Paid-In	Treasury	Deferred	Accumulated	Comprehensive
	Shares	Amount	Issuable	Capital	Stock	Compensation	Deficit	Loss	Total

Balance at June 1, 2001 (as previously reported)	94,930,850	$949	$—	$432,375	$(1,077)	$(184)	$(821,993)	$—	$(389,930)
Prior Period Adjustment (see Note 16)	—	—	—	—	—	—	12,555	—	12,555

Balance at June 1, 2001 (as restated)	94,930,850	949	—	432,375	(1,077)	(184)	(809,438)	—	(377,375)

Net loss	—	—	—	—	—	—	(79,638)	—	(79,638)
Cumulative effect of accounting change	—	—	—	—	—	—	—	(4,499)	(4,499)
Other comprehensive loss	—	—	—	—	—	—	—	(3,023)	(3,023)

Comprehensive loss									(87,159)
Common stock issued in connection with incentive plans	385,306	4	—	2,747	—	—	—	—	2,751
Common stock issued in connection with employee stock purchase plan	166,035	2	—	1,896	—	—	—	—	1,898
Amortization of deferred Compensation	—	—	—	—	—	134	—	—	134
Income tax benefit from stock options exercised	—	—	—	332	—	—	—	—	332

Balance at May 31, 2002 (as restated)	95,482,191	955	—	437,350	(1,077)	(50)	(889,076)	(7,522)	(459,420)

Net loss	—	—	—	—	—	—	(111,646)	—	(111,646)
Other comprehensive income	—	—	—	—	—	—	—	2,928	2,928

Comprehensive loss									(108,718)
Common stock issued in connection with incentive plans	84,608	1	—	263	—	—	—	—	264
Common stock issued in connection with employee stock purchase plan	199,740	2	—	483	—	—	—	—	485
Amortization of deferred compensation	—	—	—	—	—	46	—	—	46

Balance at May 31, 2003 (as restated)	95,766,539	958	—	438,096	(1,077)	(4)	(1,000,722)	(4,594)	(567,343)

Net loss	—	—	—	—	—	—	(22,792)	—	(22,792)
Other comprehensive income	—	—	—	—	—	—	—	4,594	4,594

Comprehensive loss									(18,198)
Common stock issued in connection with incentive plans	298,894	3	—	1,326	—	—	—	—	1,329
Common stock issued in connection with employee stock purchase plan	158,491	1	—	389	—	—	—	—	390
Common stock issued in connection with equity offering	7,000,000	70	—	35,025	—	—	—	—	35,095
Amortization of deferred compensation	—	—	—	—	—	4	—	—	4
Income tax benefit from stock options exercised		—	—	82		—	—	—	82

Balance at May 31, 2004	103,223,924	$1,032	$—	$474,918	$(1,077)	$—	$(1,023,514)	$—	$(548,641)

See notes to consolidated financial statements.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollar amounts in thousands)

	Fiscal Year Ended May 31,

	2004	2003	2002

		(As restated)	(As restated)
OPERATING ACTIVITIES:
Net loss	$(22,792)	$(111,646)	$(79,638)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	140,991	139,065	157,403
Non-cash, paid-in kind interest	13,997	25,892	1,148
Minority interest in loss (income) of subsidiaries	627	489	(780)
Deferred income taxes	2,388	(79,389)	101
Income from equity investments	(143)	(192)	(564)
Loss on impairment of assets	—	189,492	33,985
Loss (gain) on disposition of assets	1,500	(1,451)	621
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable — (increase) decrease	(15,605)	19,646	(20,681)
Prepaid expenses and other current assets — (increase) decrease	(6,126)	(11,419)	7,398
Accounts payable, accrued expenses and other current liabilities — increase (decrease)	57,499	26,845	(4,487)
Deferred revenue and customer deposits — increase (decrease)	1,704	(1,488)	10,793
Other	31,120	(3,385)	8,945

Total adjustments	227,952	304,105	193,882

NET CASH PROVIDED BY OPERATING ACTIVITIES	205,160	192,459	114,244

INVESTING ACTIVITIES:
Proceeds from disposition of assets, net of cash expenses	2,442	25,199	217
Capital expenditures	(132,930)	(133,109)	(214,442)
Acquisitions, net of cash acquired	—	—	(1,323)
Payments, net, for assets held under capital leases		(105)	(9,100)
Distributions received from equity investments	14	67	43

NET CASH USED IN INVESTING ACTIVITIES	(130,474)	(107,948)	(224,605)

FINANCING ACTIVITIES:
Proceeds from the issuance of long-term debt	1,425,000	36,398	203,251
Repayment of debt	(1,448,880)	(81,096)	(88,567)
Debt issuance costs paid	(48,064)	(1,621)	(4,632)
Net proceeds from the issuance of common stock	35,095	—	—
Proceeds from the exercise of stock options	1,329	—	1,587
Proceeds from issuance of common stock under employee stock purchase plan	390	485	1,898
Capital contributed from minority interests in subsidiaries	—	—	7,350

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(35,130)	(45,834)	120,887

NET INCREASE IN CASH AND CASH EQUIVALENTS	39,556	38,677	10,526
CASH AND CASH EQUIVALENTS, BEGINNING OF FISCAL YEAR	72,548	33,871	23,345

CASH AND CASH EQUIVALENTS, END OF FISCAL YEAR	$112,104	$72,548	$33,871

SUPPLEMENTAL CASH FLOW DISCLOSURE:
Cash paid during the fiscal year for:
Interest	$106,832	$111,668	$134,167

Income taxes	$9,070	$14,682	$5,462

NON-CASH TRANSACTION:
Fixed assets acquired under capital leases	$13,622	$20,014	$—

See notes to consolidated financial statements.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

Note 1. Description of Business and Summary of Significant Accounting Principles

Description of Business:

      Centennial Communications Corp. (together with its subsidiaries and partnership interests, the “Company”) provides wireless communications and broadband services (wireline and cable television) in the Caribbean and wireless communications in the United States. On January 7, 1999, CCW Acquisition Corp., a Delaware corporation organized at the direction of Welsh, Carson, Anderson & Stowe VIII, L.P. (“WCAS VIII”), merged with and into the Company (the “Merger”). The Company continued as the surviving corporation in the Merger. The Merger was accounted for as a recapitalization in which the historical basis of the Company’s assets and liabilities were not affected and no new goodwill related to the Merger was created.

      At May 31, 2004, the Company owned and operated wireless licenses in Puerto Rico, the Dominican Republic and the U.S. Virgin Islands and provided voice, data, video and Internet services on broadband networks in the Caribbean region. The Company also owns and operates wireless telephone systems in the United States pursuant to 30 wireless licenses.

Principles of Consolidation:

      The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries and partnership interests from their respective incorporation or acquisition dates. All material intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents:

      The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash equivalents, which are stated at cost and approximate fair value, consist principally of overnight deposits and commercial paper.

Allowance for Doubtful Accounts:

      The Company maintains an allowance for doubtful accounts for estimated losses, which result from its customers not making required payments. The Company bases its allowance on the likelihood of recoverability of its subscriber accounts receivable based on past experience and by reviewing current collection trends that are expected to continue. If economic or industry trends worsen beyond the Company’s estimates, it would increase its allowance for doubtful accounts by recording additional expense.

Inventory:

      Inventory consists primarily of phones and accessories. Inventory is stated at the lower of cost or market, determined on a first-in, first-out (FIFO) basis.

Property, Plant and Equipment:

      Property, plant and equipment is stated at original cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Transmission and distribution systems and related equipment	7-30 years
Miscellaneous equipment and furniture and fixtures	5-20 years
Personal Communications Service (“PCS”) phones	18 months

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

Equity Investments:

      The Company accounts for its investments in which it exercises significant influence, but which it does not control, using the equity method. Under the equity method, the Company records such investments at purchased cost at the date of acquisition and adjusts for distributions received from the partnerships, additional capital contributions and the Company’s share of the partnerships’ results of operations. The difference between the cost of such investments and the underlying book value is considered an indefinite-lived asset and is not amortized but rather is tested for impairment.

Goodwill and Other Intangible Assets:

      In July 2001, the FASB issued SFAS 142. SFAS 142 changes the accounting for goodwill and intangibles with indefinite lives from an amortization method to an impairment-only approach. Goodwill and other intangible assets with indefinite lives will remain on the consolidated balance sheet and not be amortized. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary. The Company adopted SFAS 142 effective June 1, 2002. The Company recorded no impairment upon adoption of SFAS 142.

      In conjunction with the adoption of SFAS 142, the Company reassessed the estimated useful lives of previously recognized intangible assets. A significant portion of the Company’s intangible assets are licenses that provide the Company’s wireless operations with the exclusive right to utilize radio frequency spectrum designated on the license to provide wireless communication services. While wireless licenses are issued for only a fixed time, generally ten years, the U.S. wireless and Puerto Rico personal communications services (“PCS”) licenses are subject to renewal by the Federal Communications Commission (“FCC”). Historically, renewals of licenses through the FCC have occurred routinely and at nominal cost. Moreover, the Company has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the estimated useful life of its U.S. wireless and Puerto Rico PCS licenses. The Company’s cable franchises in Puerto Rico are issued for either ten or twenty-year periods, and are subject to renewal by the Telecommunications Regulatory Board of Puerto Rico (“TRB”). The TRB’s process for granting cable franchise renewals is routine and renewals are more likely than not to be granted. Additionally, the Company has determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the estimated useful life of its Puerto Rico cable franchises. As a result, the U.S. wireless and Puerto Rico PCS licenses and the cable franchise costs will be treated as indefinite-lived intangible assets under the provisions of SFAS 142 and will not be amortized but rather will be tested for impairment. The Company will reevaluate the estimated useful life determination for U.S. wireless and Puerto Rico PCS licenses and Puerto Rico cable franchise costs each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Dominican Republic wireless licenses have a finite life and therefore are being amortized over a twenty year period, (i.e. the life of the license, using the straight-line method).

      Previous wireless and cable business combinations have been for the purpose of acquiring existing licenses and related infrastructure to enable the Company to build out its existing networks. The primary assets acquired in such combinations have been wireless licenses and cable franchises. In the allocation of the purchase price of certain of these previous acquisitions, amounts classified as goodwill have related predominately to the deferred tax effects of the acquired U.S. wireless licenses and cable franchise costs. Except for these deferred tax effects, the excess of the purchase price over the other acquired net assets was accounted for as U.S. wireless licenses and cable franchises. The Company believes that the nature of its U.S. wireless licenses and related goodwill and its cable franchises and related goodwill are

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

fundamentally indistinguishable. Prior to the adoption of SFAS 142, the Company amortized both U.S. wireless licenses and the related goodwill, and cable franchise costs and the related goodwill, over the same respective periods using the straight-line method.

      In conjunction with the adoption of SFAS 142, the Company reclassified approximately $67,583 of U.S. wireless goodwill to U.S. wireless licenses and approximately $37,965 of Caribbean broadband goodwill to cable franchise costs. Amounts for fiscal 2002 have been reclassified to conform to the presentation adopted on June 1, 2002. In connection with these reclassifications, the Company recorded an additional deferred tax liability of $69,327 as of June 1, 2002, in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes,” which represented the tax on tax effect resulting from stepping up the wireless licenses and cable franchise rights. The offsetting increase related to recognizing this deferred tax liability was recorded to U.S. wireless licenses and cable franchise costs, consistent with the approach of treating U.S. wireless licenses and cable franchise costs of $45,055 and $24,272, respectively, as the excess in the purchase price allocations for transactions in which the predominant assets acquired were U.S. wireless licenses and cable franchises. This reclassification, including the related effect of deferred taxes, had no material effect on the Company’s consolidated results of operations.

      As a result of the adoption of SFAS 142, previously recognized goodwill and other intangible assets with indefinite lives will no longer be amortized but will be subject to impairment tests. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The Company determined that its reporting units for SFAS 142 are its operating segments determined under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. An impairment loss is recognized in an amount equal to the difference. The fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit has been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The impairment test for other intangible assets not subject to amortization is performed using a residual value approach. A residual value approach consists of measuring the fair value of each reporting unit’s indefinite lived assets by deducting the fair values of its net assets, including customer relationships, other than the indefinite lived assets, from the reporting units fair value, which was determined using a discounted cash flow analysis. The analysis is based on the Company’s long-term cash flow projections with an assumed terminal value, discounted at its corporate weighted-average cost of capital. If the carrying value of the indefinite lived intangible assets of each reporting unit exceed their respective fair value, an impairment loss is recognized in an amount equal to the excess.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

      The following tables present the effect of SFAS 142 on reported net loss and loss per share had the standard been in effect for the fiscal year ended May 31, 2002:

	Fiscal Year Ended May 31,

	2004	2003	2002

Reported net loss	$(22,792)	$(111,646)	$(79,638)
Goodwill amortization	—	—	3,697
U.S. wireless licenses amortization	—	—	6,930
Caribbean wireless licenses amortization — Puerto Rico	—	—	1,020
Cable franchise costs amortization	—	—	7,569

Adjusted net loss	$(22,792)	$(111,646)	$(60,422)

	Fiscal Year Ended May 31,

	2004	2003	2002

Reported basic and diluted loss per share	$(0.23)	$(1.17)	$(0.84)
Goodwill amortization	—	—	0.04
U.S. wireless licenses amortization	—	—	0.07
Caribbean wireless licenses amortization — Puerto Rico	—	—	0.01
Cable franchise costs amortization	—	—	0.08

Adjusted basic and diluted loss per share	$(0.23)	$(1.17)	$(0.64)

      The Company performed its annual goodwill and indefinite lived intangible asset impairment analysis during the third quarter of fiscal year 2004. Based upon the results of these analyses, no impairments were noted during the fiscal year ended May 31, 2004.

      In accordance with SFAS 142, based on net subscriber losses and the estimated resulting loss of future revenue, the Company recorded a pre-tax impairment charge of $165,154 to the cable franchise costs asset in the Caribbean broadband business during the fiscal year ended May 31, 2003.

      The following tables presents the intangible assets not subject to amortization and shows the impairment charge recorded in accordance with SFAS 142 during the fiscal years ended May 31, 2004 and May 31, 2003:

	As of		Impairment	As of
	June 1,	Assets	Loss	May 31,
	2003	Acquired	Recognized	2004

U.S. wireless licenses(2)	$371,766	$—	$—	$371,766
Caribbean wireless licenses — Puerto Rico(1)	54,159	—	—	54,159
Cable franchise costs(2)	52,139	—	—	52,139

Total	$478,064	$—	$—	$478,064

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

	As of		Impairment	As of
	June 1,	Assets	Loss	May 31,
	2002	Acquired	Recognized	2003

U.S. wireless licenses(2)	$371,766	$—	$—	$371,766
Caribbean wireless licenses — Puerto Rico(1)	54,159	—	—	54,159
Cable franchise costs(2)	217,293	—	165,154	52,139

Total	$643,218	$—	$165,154	$478,064

(1)	Included in Caribbean wireless licenses on the consolidated balance sheet which also includes finite lived wireless assets for the Dominican Republic (see table below).

(2)	Includes SFAS 109 adjustments of $45,000 and $24,300 to U.S. wireless licenses and cable franchise costs, respectively.

Other Intangible Assets Subject to Amortization

      The following table presents other intangible assets subject to amortization:

		As of May 31, 2004		As of May 31, 2003

	Estimated	Gross		Gross
	Useful	Carrying	Accumulated	Carrying	Accumulated
	Life	Amount	Amortization	Amount	Amortization

Caribbean wireless licenses — Dominican Republic	20 years	$20,000	$3,667	$20,000	$2,667
Customer lists	4-5 years	48,470	39,989	48,470	29,939
Transmission and connecting rights	25 years	2,192	1,352	2,192	1,264
Cable facility	25 years	6,000	1,790	6,000	1,550

Total		$76,662	$46,798	$76,662	$35,420

      Other intangible assets amortization expense was $11,378, $12,458 and $38,059 for the fiscal years ended May 31, 2004, 2003 and 2002, respectively. Based solely on the finite lived intangible assets existing at May 31, 2004, the amortization expense for the next five fiscal years is estimated to be $7,017 in 2005, $4,119 in 2006, $1,328 in 2007, $1,328 in 2008 and $1,328 in 2009.

Goodwill

      The goodwill balance in the Caribbean wireless segment was $22,517 at May 31, 2004 and 2003. The goodwill balance in the Caribbean broadband segment was $4,187 at May 31, 2004 and 2003.

Valuation of Long-Lived Assets:

      In October 2001, the FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 replaces SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” and establishes accounting and reporting standards for long-lived assets to be disposed of by sale. This standard applies to all long-lived assets, including discontinued operations. SFAS 144 requires that those assets be measured at the lower of

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

carrying amount or fair value less cost to sell. SFAS 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity that will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company adopted SFAS 144 on June 1, 2002.

      Long-lived assets such as property, plant and equipment, license costs and customer lists are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company in its valuation considers current market values of properties similar to its own, competition, prevailing economic conditions, government policy including taxation and the historical and current growth patterns of both the Company and the industry. The Company also considers the recoverability of the cost of its long-lived assets based on a comparison of estimated undiscounted future cash flows for the businesses with the carrying value of the long-lived assets (see Note 2).

Derivative Financial Instruments:

      Financial derivatives are used as part of the overall risk management strategy. These instruments are used to manage risk related to changes in interest rates. The portfolio of derivative financial instruments consisted of interest rate swap and collar agreements. Interest rate swap agreements were used to modify variable rate obligations to fixed rate obligations, thereby reducing the exposure to higher interest rates. Interest rate collar agreements were used to lock in a maximum rate if interest rates rise, but allow the Company to otherwise pay lower market rates, subject to a floor. Amounts paid or received under interest rate swap and collar agreements were accrued as interest rates change with the offset recorded in interest expense.

      On June 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). Under SFAS 133, the Company’s interest rate swaps and collar qualify for cash flow hedge accounting. The Company recorded a transition adjustment of $4,499, net of tax, in accumulated other comprehensive loss attributable to fair value adjustments of interest rate swap and collar agreements. In connection with the adoption of SFAS 133, the Company recorded a liability of $7,626. This increase was the result of adjusting the carrying amounts of the Company’s derivatives to reflect their fair values on June 1, 2001.

      During the fiscal year ended May 31, 2002, the Company recorded an additional $3,023, net of tax, in accumulated other comprehensive loss attributable to fair value adjustments of interest rate swap and collar agreements. The Company increased its liabilities by $5,320 as a result of adjusting the carrying amounts of its derivatives to reflect their fair values at May 31, 2002.

      During the fiscal year ended May 31, 2003, the Company recorded a reduction of $2,928, net of tax, in accumulated other comprehensive loss attributable to fair value adjustments of interest rate swap and collar agreements. The Company decreased its liabilities by $5,030 as a result of adjusting the carrying amounts of its derivatives to reflect their fair values at May 31, 2003.

      As a result of the Debt Refinancing (see note 6), as of May 31, 2004, the Company terminated all of its derivative financial instruments. Prior to the termination of the derivatives, the Company recorded a reduction of $2,294, net of tax, in accumulated other comprehensive loss and also decreased its liabilities by $3,980 due to changes in fair value of the derivatives. Since the hedged forecasted transactions related to the derivatives were terminated, the Company recorded $2,300 to other comprehensive income, which is included as a reduction in interest expense in the consolidated statements of operations.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

      In connection with the termination of the Company’s derivative financial instruments the Company also incurred and paid breakage fees of $1,892, which were recorded as interest expense in the Consolidated Statement of Operations.

Revenue Recognition:

Wireless revenue

      The Company recognizes wireless service revenue in the period the service is provided to its customers. Services billed in advance are recorded as deferred revenue and recognized as income when earned. Revenue from sales of handsets and accessories are recognized in the period these products are sold to the customer. The Company has multiple billing cycles, all of which span our quarter-ends. As a result of our billing cycle cut-off times, the Company accrues for service revenue earned, but not yet billed, at the end of each quarter. Prior to September 1, 2003, revenue from activation fees was recognized over the expected customer service period, ranging from 26 to 48 months. Revenue from other services is recognized when earned.

      In November 2002, the Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board (“FASB”) reached a consensus on EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). This consensus requires that revenue arrangements with multiple deliverables be divided into separate units of accounting if the deliverables in the arrangement meet specific criteria. In addition, arrangement consideration must be allocated among the separate units of accounting based on their relative fair values, with certain limitations. The Company has determined that the sale of wireless services with an accompanying handset constitutes a revenue arrangement with multiple deliverables. Upon adoption of EITF No. 00-21, the Company discontinued deferring non-refundable, up-front activation fees to the extent that the aggregate activation fee and handset proceeds received from a subscriber do not exceed the fair value of the handset sold. Additionally, to the extent that the aggregate activation fee and handset proceeds received from a subscriber do not exceed the fair value of the handset sold, activation fees will be included in equipment sales rather than service revenues in the statement of operations. The Company adopted EITF No. 00-21 effective September 1, 2003 and is applying it on a prospective basis. Since the Company adopted EITF No. 00-21 prospectively, all previously deferred activation fees will continue to be amortized over their remaining customer relationship period. Because activation fees are not material, the Company’s adoption of EITF No. 00-21 did not have a material effect on its consolidated results of operations, consolidated financial position or consolidated cash flows. Revenue from other services is recognized when earned.

Broadband revenue:

      The Company recognizes broadband revenue in the period service is provided to its customers. The Company has multiple billing cycles, all of which span the end of its fiscal quarterly periods. As a result of its billing cycle cut-off times, the Company accrues for switched and dedicated revenue earned, but not yet billed, at the end of each of its fiscal quarters. The Company recognizes revenue from one-time, up-front installation or set-up fees over the estimated term of the customer relationship.

Other revenue:

      Revenue from prepaid long distance cards is recognized as the customer uses the minutes on the cards. Revenue from other services is recognized when earned. Revenue from equipment sales is recognized in the period these products are sold to the customer.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

Depreciation and Amortization:

      Cost of equipment sold and cost of services exclude depreciation and amortization for all periods presented.

Income Taxes:

      The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which provides that deferred income taxes are determined by the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is provided when the Company determines that it is more likely than not that a portion of the deferred tax balance will not be realized. The effect of a change in the tax rate on deferred taxes is recognized in the period of enactment.

Earnings (Loss) per Share:

      Earnings (loss) per share is calculated using the weighted-average number of shares of outstanding common stock during the period. Due to the net loss incurred for the fiscal years ended May 31, 2004, 2003 and 2002, all options outstanding during that period were anti-dilutive, thus basic and diluted shares were equal.

Foreign Currency Translation:

      The U.S. dollar is the functional currency of the Company’s worldwide operations. Gains and losses arising from translation of foreign currency financial statement balances into U.S. dollars are included in income. Gains and losses resulting from foreign currency transactions are also included in income.

Compensated Absences:

      Employees of the Company are entitled to paid vacation depending on job classification, length of service, and other factors. No liability has been recorded in the accompanying financial statements, because the amount is not reasonably estimable.

Stock-Based Compensation:

      Stock-based compensation issued to employees and directors is valued using the intrinsic value method under Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”). Under this method, compensation expense is recorded on the date of grant only if the current price of the underlying stock exceeds the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), established accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company has elected to continue to apply APB No. 25 and follow the disclosure only provisions of SFAS 123.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS 148”). SFAS 148 serves as an amendment to SFAS 123, and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require prominent disclosure in both annual and interim consolidated financial statements

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

      For disclosure purposes, pro forma net loss and loss per share as if the Company had applied SFAS 123 are shown below:

	Fiscal Year Ended May 31,

	2004	2003	2002

Net loss:
As reported	$(22,792)	$(111,646)	$(79,638)
Add: stock-based employee compensation expense included in reported net loss	$7	$—	$646
Deduct: total stock based employee compensation determined under fair-value based method for all awards, net of related tax effects	$(1,899)	$(3,659)	$(5,785)
Pro forma	$(24,864)	$(115,305)	$(84,777)
Loss per share:
Basic and diluted:
As reported	$(0.23)	$(1.17)	$(0.84)
Pro forma	$(0.25)	$(1.21)	$(0.89)

      The fair value of options granted under the Company’s stock option plans during fiscal 2004, 2003 and 2002 was estimated on the dates of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used:

	Fiscal Year Ended May 31,

	2004	2003	2002

Expected volatility	126.3%	128.4%	80.7%
Risk-free interest rate	3.5%	2.3%	4.1%
Expected lives of option grants	4 years	4 years	4 years
Expected dividend yield	0.00%	0.00%	0.00%

Management Estimates:

      The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates. Examples of significant estimates include the allowance for doubtful accounts and the recoverability of intangible assets and other long-lived assets.

Reclassifications:

      Certain prior year information has been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements:

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company adopted

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

SFAS 143 on June 1, 2003. The Company’s obligations under SFAS 143 arise from certain of its cell site leases and result primarily from the Company’s contractual requirements to remove its equipment from such leased sites at the end of the lease. The adoption of this statement did not have a material effect on the Company’s consolidated results of operations, consolidated financial position or consolidated cash flows.

      In April 2003, the FASB issued SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). SFAS 149 serves as an amendment to and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities, under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 149 is to be applied prospectively to all contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. However, the provisions of this statement that relate to “SFAS 133 Implementation Issues,” which have been effective for fiscal quarters beginning prior to June 15, 2003, continue to be applied in accordance with their respective effective dates. The adoption of SFAS 149 did not have a material effect on the Company’s consolidated results of operations, consolidated financial position or consolidated cash flows.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material effect on the Company’s consolidated results of operations, consolidated financial position or consolidated cash flows. Additionally, as a result of concerns over implementation and measurement issues, the FASB unanimously decided to defer the application of SFAS 150 to certain non-controlling interests of limited-life entities that are consolidated in the financial statements. The Company has accordingly deferred adoption of this aspect of the standard pending further guidance.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 expands the disclosures made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of the obligation assumed under certain guarantees. FIN 45 clarifies the requirements of SFAS No. 5, “Accounting for Contingencies,” relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in a specified interest rate, security price, foreign exchange rate or other variable that is related to an asset, liability or equity security of the guaranteed party, or failure of another party to perform under an obligating agreement (performance guarantees). Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments and guarantees of a company’s own future performance. Other guarantees are subject to the disclosure requirements of FIN 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS 133, and a guarantee covering product performance, not product price. The disclosure requirements of FIN 45 were effective for the Company as of February 28, 2003, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee and the current amount of the liability, if any, for the guarantor’s obligations under the guarantee. The initial recognition and initial measurement provisions of FIN 45 are

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

to be applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company’s consolidated results of operations, consolidated financial position or consolidated cash flows.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 addresses whether certain types of entities, referred to as variable interest entities, or VIEs, should be consolidated in a company’s financial statements. A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control the entity, the obligation to absorb the entity’s expected losses and the right to receive the entity’s expected residual returns) or (2) lacks sufficient equity to finance its own activities without financial support provided by other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. An entity should consolidate a VIE if it stands to absorb a majority of the VIE’s expected losses or to receive a majority of the VIE’s expected residual returns. In December 2003, the FASB published a revision to FIN 46 (FIN 46R) to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements. Under the new guidance, application of FIN 46R is required in financial statements of public entities that have interests in a VIE or potential VIEs that are commonly referred to as special-purpose entities for periods ending after December 15, 2003 and for those companies that do not have VIE’s commonly referred to as special-purpose entities, FIN 46R should be applied no later than the end of the first reporting period that ends after March 15, 2004. The Company has determined that they have no special-purpose entities. As such, FIN 46R will be effective for the Company as of May 31, 2004. The adoption of FIN 46R did not have a material effect on the Company’s consolidated results of operations, consolidated financial position or consolidated cash flows.

      In December 2003, the SEC issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB No. 104”), which revises or rescinds certain sections of SAB No. 101, “Revenue Recognition,” to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company’s consolidated results of operations, consolidated financial position or consolidated cash flows.

Note 2.	Long-Lived Assets

      During the third quarter of fiscal 2003, the Company performed an impairment evaluation of its long-lived assets in its Caribbean broadband businesses. This evaluation was made because during the period the Company determined that certain undersea cable assets would be underutilized. The tests were performed by comparing the aggregate estimated undiscounted future cash flows to the carrying amount of the long-lived assets. The undersea cable assets are a component of property, plant and equipment, net, in the consolidated balance sheet. As a result of this evaluation, the Company recorded a pre-tax impairment charge of $24,337 on these assets for the fiscal year ended May 31, 2003. There was no impairment noted for the fiscal year ended May 31, 2004.

      During fiscal 2002, the Company recorded a pre-tax loss on impairment of assets of $33,985 related to a write-down of its Jamaica operations and certain non-Caribbean undersea fiber-optic cables. These write-downs were taken due to a decrease in the estimated future cash flows of these assets. Fair value was determined based on current market values of similar assets. The pre-tax loss on impairment of assets included $24,349 and $9,636 related to assets included in the Caribbean wireless and Caribbean broadband segments, respectively. See Note 3 for a discussion of the sale of the Company’s Jamaican wireless operation and its Jamaican Internet service provider operation.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

      The following table presents a roll forward from June 1, 2002 to May 31, 2004 of the undersea cable assets for which the Company recorded an impairment charge for the year ended May 31, 2002:

Balance at June 1, 2002	$56,392
Net Dispositions	(2,640)
Depreciation	(2,324)
Impairment	(24,337)

Balance at May 31, 2003	27,091
Net Dispositions	—
Additions	918
Depreciation	(2,310)
Impairment	—

Balance at May 31, 2004	$25,699

Note 3.	Acquisitions and Dispositions

      In August 2002, the Company entered into an agreement to sell its 60% interest in Infochannel Limited, a Jamaican Internet service provider, for $3,000. This transaction, which was initiated in fiscal 2002, closed in the third quarter of fiscal 2003. The Company recorded a pre-tax gain of $306 on this transaction, which is included in loss (gain) on disposition of assets in the consolidated statement of operations. The Company acquired its 60% interest in Infochannel Limited, for $8,000 in cash. See Note 2 for a discussion on a pre-tax loss on impairment of assets recorded during the fiscal year ended May 31, 2002 related to the Company’s Jamaican Internet Service provider operation. In connection with the sale, the Company received $1,500 in cash and a promissory note for the balance of $1,500. The obligors on the note were Infochannel and Patrick Terrelonge, its chief executive officer. The obligors on the note have defaulted on their obligations to repay the note in full. Accordingly, the Company has commenced legal proceedings against the obligors to collect the amounts due under the note. As of May 31, 2004, the Company determined that it is probable that neither Infochannel nor Mr. Terrelonge will satisfy the note and recorded a charge of $1,513 to fully reserve for the note and accrued interest.

      In August 2002, the Company sold its 51% interest in its Jamaica wireless operations, Centennial Digital Jamaica (“CDJ”), to Oceanic Digital Communications Inc., the 49% shareholder of CDJ. This transaction was initiated in fiscal 2002. The Company recorded a pre-tax gain of $2,626, which is included in loss (gain) on disposition of assets in the consolidated statement of operations.

      During the fiscal year ended May 31, 2004, the Company sold 14 telecommunications towers to AAT Communications Corp (“AAT”) for proceeds of approximately $2,553.

      During the fiscal year ended May 31, 2003, the Company sold 144 telecommunications towers to AAT for $23,952. Under the terms of the agreement, the Company leased back the space on the telecommunications towers from AAT. As a result of provisions in the master sale-leaseback agreement that provides for continuing involvement by the Company, the Company accounted for the sale and lease-back of certain towers as a finance obligation for $12,571 in the consolidated balance sheet. The Company includes these telecommunications towers on the consolidated balance sheet and depreciates them with the finance obligation being repaid through monthly rent payments to AAT. For the sale and lease-back of towers determined to have no continuing involvement, sale-leaseback accounting has been followed. Accordingly, the Company has recognized a deferred gain on the sale of such telecommunications towers

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

to AAT and is accounting for substantially all payments under the lease-backs as capital leases. As such, the deferred gain is being amortized in proportion to the amortization of the leased telecommunications towers. The remaining unamortized deferred gain totaled $6,175 and $5,831 at May 31, 2004 and 2003, respectively.

Other:

      In June 2001, the Company entered into definitive, multi-year agreements with Global Crossing Ltd., or Global Crossing, for the purchase and sale of fiber-optic undersea capacity connecting the Caribbean and the United States and other products and services in the Caribbean. In December 2001, March 2002 and April 2003, Global Crossing and the Company restructured these agreements and significantly reduced the commitments to one another. As of May 31, 2003, the Company paid $45,000 (of which $15,000 was paid in fiscal year 2002 and $30,000 was paid in fiscal year 2001) to Global Crossing and received $10,400 (of which $5.9 million was received in fiscal year 2002 and $4,500 was received in fiscal year 2001) from Global Crossing. Under the restructured agreements, the Company has paid Global Crossing a net amount of $34,600 ($45,000 less forfeitures by Global Crossing of $10,400) in exchange for fiber-optic undersea capacity connecting Puerto Rico and the United States and other routes on the Global Crossing network and received a $1,700 credit that was applied in the fiscal year ended May 31, 2004 towards the purchase of products and services on the Global Crossing network, including, without limitation, prepaid maintenance costs on the undersea capacity and a $1,200 credit that was applied during the fiscal year ended May 31, 2003 for voice services. The fiber-optic undersea capacity received by the Company from Global Crossing is included in property, plant and equipment, net in the consolidated balance sheet and is being amortized over its useful and contractual life of 15 years. The Company has not recognized any revenue from Global Crossing under this transaction.

Note 4.	Equity Investments in Wireless Systems

      The following represents the Company’s ownership percentage of the wireless partnerships in which the Company’s investments are accounted for by the equity method as of May 31, 2004 and 2003:

	Ownership %

Wireless Partnership	2004	2003

Cal-One Cellular Limited Partnership	6.9%	6.9%
Pennsylvania RSA-6 (I) Limited Partnership	14.3%	14.3%

      The following table summarizes the assets, liabilities and partners’ capital, and results of operations of the wireless partnerships in which the Company’s investments are accounted for by the equity method. The wireless partnerships’ results of operations are included for the period during which the Company held an equity investment interest in such partnerships. All amounts have been derived from the individual

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

wireless partnerships’ financial statements and adjusted for interim financial activity from the wireless partnerships’ calendar year end to the Company’s fiscal year end.

	May 31,

(Unaudited)	2004	2003

Assets
Current	$10,130	$8,991
Noncurrent	13,048	12,671

Total assets	$23,178	$21,662

Liabilities and Partners’ Capital
Current liabilities	$1,514	$1,151
Non-current liabilities	366	—
Partners’ capital	21,298	20,511

Total liabilities and partners’ capital	$23,178	$21,662

	Fiscal Year Ended May 31,

(Unaudited)	2004	2003	2002

Results of Operations
Revenue	$17,773	$14,304	$16,900
Costs and expenses	16,163	12,265	11,976
Other expense	590	467	372

Net income	$1,020	$1,572	$4,552

Company share of partnership net income	$143	$192	$564

Note 5. Supplementary Financial Information

      Property, plant and equipment consists of the following:

	May 31,

	2004	2003

Land	$4,247	$3,277
Transmission and distribution systems and related equipment(1)	1,002,265	899,503
Miscellaneous equipment and furniture and fixtures	172,966	148,666
PCS phones	70,907	62,353

	1,250,385	1,113,799
Accumulated depreciation	(556,767)	(435,565)

Property, plant and equipment, net	$693,618	$678,234

(1)	Inclusive of assets recorded under capital lease assets of $33,636 and $20,014 for fiscal 2004 and 2003, respectively

      Depreciation expense was approximately $129,613, $126,607 and $119,344 for the fiscal years ended May 31, 2004, 2003 and 2002, respectively.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

      Accrued expenses and other current liabilities consist of the following:

	May 31,

	2004	2003

Accrued miscellaneous	$75,808	$54,177
Deferred revenue and customer deposits	33,036	31,332
Accrued interest payable	51,186	24,129
Accrued income taxes payable	43,960	43,323

Accrued expenses and other current liabilities	$203,990	$152,961

Note 6.	Debt

Long-term debt consists of the following:

	May 31,

	2004	2003

New Senior Secured Credit Facility — Term Loans	$598,500	$—
Old Senior Secured Credit Facility — Term Loans	—	946,864
Old Senior Secured Credit Facility — Revolving Credit Facility	—	200,000
8 1/8% Senior Unsecured Notes due 2014	325,000	—
10 1/8% Senior Unsecured Notes due 2013	500,000	—
10 3/4% Senior Subordinated Notes due 2008	300,000	370,000
Mezzanine Debt	—	202,794
Cable TV Credit Facility	—	11,688
Capital Lease Obligations	31,141	19,991
Financing Obligation — Tower Sale	13,225	12,571
10 1/8% Senior Notes due 2005	—	219

Total Long-Term Debt	1,767,866	1,764,127
Current Portion of Long-Term Debt	(5,850)	(89,315)

Net Long-Term Debt	$1,762,016	$1,674,812

      On February 9, 2004, the Company and its wholly-owned subsidiaries, Centennial Cellular Operating Co. LLC (“CCOC”) and Centennial Puerto Rico Operations Corp. (“CPROC”), as co-issuers, issued $325,000 aggregate principal amount of 8 1/8% senior unsecured notes due 2014 (the “2014 Senior Notes”), in a private placement transaction. Concurrent with the issuance of the 2014 Senior Notes, CCOC and CPROC, as co-borrowers, entered into a new $750,000 senior secured credit facility (the “New Senior Secured Credit Facility”). The Company and its direct and indirect domestic subsidiaries, including CCOC and CPROC, are guarantors under the New Senior Secured Credit Facility. Collectively, these two issuances are referred to as the Debt Refinancing.

      The Company received $905,375 (after underwriting commissions, but before other expenses) in net proceeds from the Debt Refinancing and used these funds to make the following payments:

•	$627,622 to repay all principal amounts outstanding under the Company’s prior credit facility (“ the Old Senior Secured Credit Facility”), which extinguished the Old Senior Secured Credit Facility;

•	$197,304 to repurchase all of the Company’s outstanding Mezzanine Debt, which was accruing paid-in-kind interest at a rate of 13%;

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

•	$73,763 to repurchase or redeem $70,000 aggregate principal amount of the Company’s outstanding $370,000 10 3/4% senior subordinated notes due 2008 (the “2008 Senior Subordinated Notes”);

•	$1,892 to pay applicable breakage fees on the termination of the Company’s interest rate swap and collar agreements; and

•	$4,794 to pay fees, expenses and accrued interest related to the Debt Refinancing.

      The New Senior Secured Credit Facility consists of a seven-year term loan, maturing in fiscal year 2011, with an aggregate principal amount of $600,000 which requires quarterly amortization payments in an aggregate principal amount of $1,500 in fiscal year 2004, $6,000 in each of the fiscal years ended 2005, 2006, 2007, 2008 and 2009, $4,500 in fiscal year 2010 and the balance of $564,000 in two equal installments of $282,000 in August 2010 and February 2011. The New Senior Secured Credit Facility also includes a six-year revolving credit facility, maturing in February 2010, with an aggregate principal amount of up to $150,000 that had no amounts outstanding as of the close of the New Senior Secured Credit Facility, but may be drawn upon at any time. At May 31, 2004, $598,500 was outstanding under the New Senior Secured Credit Facility. If the remaining 2008 Senior Subordinated Notes are not refinanced by June 15, 2008, the aggregate amount outstanding under the New Senior Secured Credit Facility will become immediately due and payable on such date.

      Under the terms of the New Senior Secured Credit Facility, term and revolving loan borrowings will bear interest at the London Inter-Bank Offering Rate (“LIBOR”) (weighted average rate of 1.18% as of May 31, 2004) plus 2.75% and LIBOR plus 3.25%, respectively. The Company’s obligations under the New Senior Secured Credit Facility are collateralized by liens on substantially all of the Company’s assets.

      As a result of the Debt Refinancing, as of May 31, 2004, the Company terminated all of its derivative financial instruments. Prior to the termination of the derivatives, the Company recorded an increase of $2,294, net of tax, in accumulated other comprehensive loss and also decreased its liabilities by $3,980 due to changes in fair value of the derivatives. Since the hedged forecasted transactions related to the derivatives were terminated, the Company recorded $2,300 of other comprehensive income. In connection with the termination of the Company’s derivative financial instruments, the Company also incurred and paid breakage fees of $1,892, which were recorded as interest expense in the consolidated statement of operations.

      On June 20, 2003, the Company and CCOC, as co-issuers, issued $500,000 aggregate principal amount of 10 1/8% senior unsecured notes due 2013 (the “2013 Senior Notes”). CPROC is a guarantor of the 2013 Senior Notes. The Company used the net proceeds from the 2013 Senior Notes offering to make repayments of $470,000 under the Old Senior Secured Credit Facility.

      The Company capitalized $49,982 of debt issuance costs, including $25,170 and $22,894 in connection with the issuance of the 2013 Senior Notes and the Debt Refinancing, respectively, during the fiscal year ended May 31, 2004. As a result of the extinguishment of the Old Senior Secured Credit Facility and a portion of the 2008 Senior Subordinated Notes, the Company wrote-off $52,893, net of accumulated amortization of $29,530, in debt issuance costs for the fiscal year ended May 31, 2004. The Company recorded a loss on extinguishment of debt of $39,176 for the fiscal year ended May 31, 2004.

      In December 1998, the Company and CCOC issued $370,000 of 2008 Senior Subordinated Notes. CPROC is a guarantor of the 2008 Senior Subordinated Notes. In connection with the Debt Refinancing, the Company repurchased or redeemed $70,000 aggregate principal amount of such notes. As of May 31, 2004, $300,000 of the 2008 Senior Subordinated Notes are outstanding.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

      Prior to the Debt Refinancing, an affiliate of Welsh, Carson, Anderson and Stowe, the Company’s principal stockholder, owned approximately $189,000 principal amount of the 2008 Senior Subordinated Notes, or approximately 51%. Approximately $34,852, or 49.9%, of the $70,000 of the 2008 Senior Subordinated Notes redeemed and repurchased were owned by the affiliate of Welsh, Carson, Anderson and Stowe.

      In 1999, the Company issued $180,000 of Mezzanine Debt and common shares of the Company. All of the Mezzanine Debt was held by an affiliate of Welsh, Carson, Anderson and Stowe. On November 10, 2003, proceeds of $36,750 from the Company’s equity offering were used to prepay a portion of the Mezzanine Debt. Proceeds of $197,304 from the Debt Refinancing were used to repurchase all of the Company’s outstanding Mezzanine Debt, which was accruing paid-in-kind interest at a rate of 13.0%. As of May 31, 2004, the Company had repaid all amounts owed under the Mezzanine Debt.

      In January 2002, Centennial Puerto Rico Cable TV Corp. (“Centennial Cable”), a wholly-owned subsidiary of the Company, entered into a $15,000 credit agreement with Banco Popular de Puerto Rico (the “Cable TV Credit Facility”) to fund the digital conversion of its cable operations. As of May 31, 2004, Centennial Cable had repaid all amounts owed under the Cable TV Credit Facility and terminated the facility.

      Under certain of the above debt agreements, the Company is required to maintain certain financial and operating covenants, and is limited in its ability to, among other things, incur additional indebtedness and enter into transactions with affiliates. Under certain circumstances, the Company is prohibited from paying cash dividends on its common stock under certain of the above debt agreements. The Company was in compliance with all covenants of its debt agreements at May 31, 2004.

      The aggregate annual principal payments for the next five years and thereafter under the Company’s long-term debt at May 31, 2004 are summarized as follows:

May 31, 2005	$5,850
May 31, 2006	5,946
May 31, 2007	5,957
May 31, 2008	6,088
May 31, 2009	306,272
May 31, 2010 and thereafter	1,437,753

$1,767,866

      Interest expense, as reflected on the consolidated financial statements, has been partially offset by interest income. The gross interest expense for the fiscal years ended May 31, 2004, 2003 and 2002 was approximately $163,823, $147,175 and $151,771, respectively.

Note 7.	Fair Value of Financial Instruments

      The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, other liabilities and short-term debt approximate fair value because of the short-term maturity of these financial instruments. Fair value is determined by

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

the most recently traded price of the security at the consolidated balance sheet date. The estimated fair value of the Company’s debt and derivative financial instruments is summarized as follows:

	May 31,

	2004		2003

	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Long-term debt	$1,767,866	$1,787,085	$1,764,127	$1,698,012
Derivative financial instruments:
Interest rate swap agreements	—	—	5,433	5,433
Interest rate collar agreement	—	—	2,483	2,483

      Fair value for debt was determined based on interest rates that are currently available to the Company for the issuance of debt with similar terms and remaining maturities. The fair values of the interest rate swap and collar agreements at May 31, 2003 were estimated using quotes from brokers.

Note 8.	Compensation Plans and Arrangements

2003 Employee Stock Purchase Plan:

      In July 2003, the Company adopted the 2003 Employee Stock Purchase Plan (the “Plan”), which was substantially similar to the 2000 Employee Stock Purchase Plan. The Plan was a successor to the 2000 Employee Stock Purchase Plan. The Company has reserved 600,000 shares of common stock for issuance under the Plan. Under the Plan, eligible employees, which generally include all full-time employees, are able to subscribe for shares of common stock at a purchase price equal to 85% of the average market price (as defined) on the first or last day of the payroll deduction period relating to an offering under the Plan. Payment of the purchase price of the shares is made in installments through payroll deductions. The Plan is administered by the Compensation Committee of the Board of Directors. Rights to purchase shares of common stock under the Plan cannot be transferred by the recipient and can be forfeited in the event of employment termination. The number of shares purchased during the fiscal years ended May 31, 2004, 2003 and 2002 were 298,894, 199,740 and 166,035, respectively.

1999 Stock Option Plan:

      The Company’s 1999 Stock Option and Restricted Stock Purchase Plan (the “1999 Stock Option Plan”) provides for the grant of incentive stock options as defined in Section 422A of the Internal Revenue Code of 1986, as amended (the “Code”), as well as non-qualified stock options and the right to purchase shares of common stock of the Company on a restricted basis to employees, officers, directors and others providing services to the Company. Generally, the exercise price of incentive and non-qualified stock options and the purchase price of restricted stock may be as determined by the Board of Directors of the Company or a committee thereof. The exercise price of incentive stock options issued under the 1999 Stock Option Plan is required to be no less than the fair market value of shares of common stock at the time of grant of such options. The maximum term of each incentive stock option and non-qualified stock option issued under the 1999 Stock Option Plan is ten years. The 1999 Stock Option Plan was amended in September 2001 to increase the number of shares of common stock of the Company authorized for issue thereunder by 3,000,000 shares to an aggregate of 12,000,000 shares. All of the Company’s outstanding stock options are under the 1999 Stock Option Plan.

      For any participant who owns shares possessing more than 10% of the voting rights of the outstanding common stock, the exercise price of any incentive stock option must be at least 110% of the fair market

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

value of the shares subject to such option on the date of the grant and the term of the option may not be longer than five years. Options become exercisable at such time or times as the Board of Directors or committee granting such options determine when such options are granted. Options granted under the 1999 Stock Option Plan are generally not transferable by the holder. During the fiscal year ended May 31, 2004, no shares of restricted stock were issued under the 1999 Stock Option Plan. As of May 31, 2004, 2003 and 2002, 74,648, 74,648 and 129,506 shares of common stock, respectively, were outstanding as restricted stock under the 1999 Stock Option Plan.

      A summary of the status of the Company’s stock options as of May 31, 2002, 2003 and 2004 and changes during the fiscal years then ended are presented below:

		Weighted-Average
	Shares	Exercise Price

Outstanding, June 1, 2001 (2,147,677 exercisable shares at a weighted-average exercise price of $8.07)	7,359,387	$10.80
Granted	2,092,600	8.34
Exercised	(335,306)	4.73
Canceled/forfeited	(501,849)	11.65

Outstanding, May 31, 2002 (3,645,688 exercisable shares at a weighted-average exercise price of $9.51)	8,614,832	$10.39
Granted	820,000	2.62
Exercised	—	—
Canceled/forfeited	(4,725,477)	15.36

Outstanding, May 31, 2003 (2,396,923 exercisable shares at a weighted-average exercise price of $6.05)	4,709,355	5.57
Granted	3,223,025	5.17
Exercised	(301,144)	6.09
Canceled/forfeited	(700,076)	8.88

Outstanding, May 31, 2004 (2,983,986 exercisable shares at a weighted-average exercise price of $5.31)	6,931,160	5.12

      The following table summarizes information about options outstanding at May 31, 2004:

	Options Outstanding
				Options Exercisable
		Weighted-Average
Range of	Options	Remaining	Weighted-Average	Options	Weighted-Average
Exercise Prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$1.88-5.63	6,217,160	8.51 years	$4.54	2,732,610	$4.50
$6.00-13.56	583,200	7.17 years	8.61	128,576	10.98
$16.13-19.03	122,100	6.03 years	17.00	114,100	16.86
$24.38	8,700	5.79 years	24.38	8,700	24.38

	6,931,160	8.05 years	$5.12	2,983,986	$5.31

      The estimated weighted-average fair value of options granted during fiscal 2004, 2003 and 2002 were $4.17 per share, $2.10 per share and $5.12 per share, respectively.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

      In November 2002, the Company offered its employees who held stock options with an exercise price of $12.15 per share or more the opportunity to cancel those options in exchange for new options on a 1-for-2 basis (i.e. 1 new option for every 2 cancelled). The new options would be granted at least six months and one day after the date the surrendered options were cancelled and would have an exercise price equal to the average of the high and low price of the Company’s common stock on the new grant date. Pursuant to this option exchange program, on December 19, 2002, the Company accepted for cancellation 2,913,700 options and on June 23, 2003, it issued 1,304,150 options with an exercise price of $4.365, the average of the high and low sales price on the grant date, to the employees who participated in the option exchange program.

     Retirement Plans

      The Company sponsors 401(k) defined contribution retirement plans covering employees of its wholly-owned subsidiaries. If a participant decides to contribute, a portion of the contribution is matched by the Company. The Company also provides a profit sharing component to the retirement plans. The profit share contribution made by the Company is based on the results of the Company, as defined under the profit share agreement. Total expense under the plans was approximately $1,905, $1,096 and $1,000 for the fiscal years ended May 31, 2004, 2003, and 2002, respectively. The profit sharing component of the expense for fiscal year 2004 was $746. There was no profit sharing component for the fiscal years ended May 31, 2003 and 2002.

Note 9.	Income Taxes

      Earnings (loss) before income taxes and minority interest in loss of subsidiaries are as follows:

	Year Ended May 31,

	2004	2003	2002

Domestic	$(8,320)	$18,440	$295
Foreign	(7,393)	(199,501)	(93,493)

Total	$(15,713)	$(181,061)	$(93,198)

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

      The components of the Company’s provision for (benefit from) income taxes are summarized as follows:

	Year Ended May 31,

	2004	2003	2002

Current:
Federal	$(1,069)	$5,559	$(16,212)
State	407	2,141	3,194
Foreign	4,726	1,785	137

	4,064	9,485	(12,881)

Deferred
Federal	(1,587)	(42,469)	278
State	4,877	(2,688)	740
Foreign	(902)	(34,232)	(917)

	2,388	(79,389)	101

Total	$6,452	$(69,904)	$(12,780)

      The effective income tax rate of the Company differs from the statutory rate as a result of the following items:

	Year Ended May 31,

	2004	2003	2002

Computed tax expense (benefit) at federal statutory rate on the loss before income taxes and minority interest	$(5,498)	$(63,371)	$(32,619)
Nondeductible amortization resulting from acquired subsidiaries	—	—	2,858
State and local income tax provision (benefit), net of federal income tax benefit	3,435	(355)	2,557
Book impairment of nondeductible basis difference	—	(17,720)	2,101
Acquired tax NOLs for which no tax benefit had been previously recorded	—	—	(5,877)
Nondeductible interest related to high yield debt obligation	2,026	1,971	677
Basis difference realized upon disposition of subsidiaries	—	(2,776)	—
Foreign taxes and rate differential	4,721	1,393	—
Foreign loss not subject to income tax	—	7,971	16,703
Foreign valuation allowances	1,719	1,931	—
Other	49	1,052	820

	$6,452	$(69,904)	$(12,780)

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

      Temporary differences and carryforwards that give rise to a significant portion of deferred tax assets and liabilities are as follows:

	Year Ended May 31,

	2004	2003

Deferred Tax Assets:
Tax loss and credit carryforwards	$128,728	$66,097
High yield debt obligation	—	15,035
Unrealized loss on interest rate swaps	—	3,193
Bad debt reserve	2,233	2,460
Deferred income	1,931	2,542
Other	4,184	4,404
Valuation allowance	(32,206)	(28,314)

	104,870	65,417

Deferred Tax Liabilities:
Amortization of intangible assets	80,396	60,183
Depreciation of fixed assets	92,508	67,006

	172,904	127,189

Net deferred tax assets/(liabilities)	$(68,034)	$(61,772)

      At May 31, 2004, the Company’s consolidated balance sheet includes a current deferred tax asset of $9,020 (which is included in prepaid expenses and other current assets) and a non-current deferred tax liability of $77,054.

      At May 31, 2004, the Company had approximately $238,083 of net operating loss carryforwards for federal income tax purposes, expiring between 2012 through 2025, approximately $28,014 of which are subject to limitations on their future utilization under the Internal Revenue Code of 1986. A valuation allowance has been recorded against approximately $11,223 of these net operating loss carryforwards. The Company also had approximately $199,494 of state tax net operating loss carryforwards, expiring between 2005 through 2020. A valuation allowance has been recorded against approximately $132,954 of the state net operating loss carryforwards. In addition, the Company had approximately $18,209 of net operating loss carryforwards for Dominican Republic income tax purposes, expiring in 2006 and 2007. A full valuation allowance has been recorded against these net operating loss carryforwards. The Company had approximately $55,027 of net operating loss carryforwards for Puerto Rican income tax purposes, expiring between 2008 and 2012. A valuation allowance has been recorded against $52,714 of these net operating loss carryforwards.

      At May 31, 2004, the Company has U.S. federal alternative minimum tax credit carryforwards of approximately $13,924 and Puerto Rico minimum tax credit carryforwards of approximately $542 which are available to reduce U.S. federal and Puerto Rico regular income taxes, respectively, if any, over an indefinite period.

      Based on its business projections, the Company believes that it is more likely than not that its deferred tax assets will be realized due to the future reversal of its taxable temporary differences related to definite-lived fixed assets, as well as the indefinite carryforward period related to its federal minimum tax credit carryforwards. In addition, the Company expects to generate future taxable income, exclusive of

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

reversing temporary differences, or implement appropriate tax strategies to utilize the loss carryforwards within the carryforward period.

      The Company does not have any undistributed earnings from its foreign subsidiaries and therefore has not provided for any U.S. deferred income taxes on the undistributed earnings of its foreign subsidiaries.

      The income tax benefits of employee stock option compensation expense for tax purposes in excess of the amounts recognized for financial reporting purposes credited to additional paid-in capital was $82, $0, and $332 for the years ended May 31, 2004, 2003 and 2002, respectively.

      For the year ended May 31, 2003, the Company recorded a decrease in its liabilities resulting from the adjustment of the carrying amounts of its derivatives to reflect their fair values as a credit to accumulated other comprehensive income, net of deferred taxes of approximately $3,193. The Company has terminated its swap agreements during the year ended May 31, 2004; therefore, no deferred taxes remain on this liability.

     Expense in Lieu of Income Taxes:

      In accordance with the terms of the Concession Contract signed with the Dominican Government, which was in effect until December 2002, AACR, an 80% owned subsidiary of the Company, had an exemption from income tax. However, AACR was subject to a Canon Tax equal to 10% of gross Dominican Republic revenues, after deducting charges for access to the local network, plus 10% of net international settlement revenues. The Canon Tax, which was included in cost of services in the consolidated statements of operations, is based on the amounts collected monthly by AACR and is payable within the first ten days of the month following collection.

      Effective January 1, 2003, all telecommunications companies in the Dominican Republic were required to adopt the tax system established by the Dominican Republic Tax Code. Therefore, AACR is no longer subject to the Canon Tax but now pays a tax equal to 25% of taxable profits with a minimum tax of 1.5% on gross revenues. The change to the income tax system did not have a material effect on the Company’s financial position for the year ended May 31, 2003.

Note 10.	Related Party Transactions

      Welsh Carson and its affiliates hold approximately 54% of the Company’s outstanding common stock, and The Blackstone Group and its affiliates hold approximately 24% of the Company’s outstanding common stock. The Company entered into a stockholders’ agreement with Welsh Carson VIII and Blackstone Capital Partners (“Blackstone”), under which an affiliate of each of Welsh Carson VIII and Blackstone receives an annual monitoring fee of $450 and $300, respectively. The Company recorded expenses of $750 under the stockholders’ agreement for each of the fiscal years ended May 31, 2004, 2003 and 2002. At May 31, 2004 and 2003, $125 of such amounts was recorded within payable to affiliates in the Company’s consolidated balance sheets.

      In January 1999, the Company issued the Mezzanine Debt to affiliates of Welsh Carson. During fiscal 2004, the Company repaid all of the Mezzanine Debt in full in connection with its refinancing transactions.

      Prior to the Company’s Debt Refinancing in February 2004, an affiliate of Welsh Carson, Anderson and Stowe, the Company’s principal stockholder, owned approximately $189,000 principal amount of the 2008 Senior Subordinated Notes. In connection with the Debt Refinancing, the Company redeemed or repurchased $70,000 of the 2008 Senior Subordinated Notes, of which approximately $34,852 was redeemed and repurchased from an affiliate of Welsh Carson, Anderson and Stowe.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

      The Company is a party to various transactions involving entities controlled by Abraham Selman, the 20% minority shareholder in AACR. During the fiscal year ended May 31, 2004, the Company paid entities owned by Mr. Selman amounts totaling approximately $875, including $740 related to the build-out of AACR’s operations in the Dominican Republic. At May 31, 2004, the Company was owed approximately $273 by companies under Mr. Selman’s control.

      In connection with the Company’s $500,000 2013 Senior Notes offering and related amendment to the old Senior Secured Credit Facility, the Company reimbursed Welsh Carson and The Blackstone Group for their outside counsel legal fees in the amount of $1,119 and $125, respectively.

Note 11.	Commitments and Contingencies

Legal Proceedings:

      The Company is party to several lawsuits in which plaintiffs have alleged, depending on the case, breach of contract, misrepresentation or unfair practice claims relating to its billing practices, including rounding up of partial minutes of use to full-minute increments, billing send to end, and billing for unanswered and dropped calls. The plaintiffs in these cases have not alleged any specific monetary damages and are seeking certification as a class action. A hearing on class certification in one of these cases was held on September 2, 2003 in a state court in Louisiana. The decision of the court with respect to certification is still pending. Damages payable by the Company could be significant, although the Company does not believe any damage payments would have a material adverse effect on its consolidated results of operations.

      In April 2002, WHTV Broadcasting Corp. and Sala Foundation Inc., operators of a wireless cable system in Puerto Rico, filed an action against the Company in the United States District Court for the District of Puerto Rico. The complaint alleges that the Company breached the terms of a November 2000 letter of intent to purchase the wireless cable system for $30,000. The complaint seeks specific performance of the letter of intent or not less than $15,000 in damages. The Company does not believe any damage payments would have a material adverse effect on our results of operations.

      The Company is subject to other claims and legal actions that arise in the ordinary course of business. The Company does not believe that any of these other pending claims or legal actions will have a material adverse effect on its business or results of operations.

Guarantees:

      The Company currently does not guarantee the debt of any entity outside its consolidated group. In the ordinary course of its business, the Company enters into agreements with third parties that provide for indemnification of counterparties. Examples of these types of agreements are underwriting agreements entered into in connection with securities offerings and agreements relating to the sale or purchase of assets. The duration, triggering events, maximum exposure and other terms under these indemnification provisions vary from agreement to agreement. In general, the indemnification provisions require the Company to indemnify the other party to the agreement against losses it may suffer as a result of the Company’s breach of its representations and warranties contained in the underlying agreement or for misleading information contained in a securities offering document.

      The Company is unable to estimate the maximum potential liability for these types of indemnifications as the agreements generally do not specify a maximum amount, and the actual amounts are dependant on future events, the nature and likelihood of which cannot be determined at this time.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

Historically, the Company has never incurred any material costs relating to these indemnification agreements. Accordingly, the Company believes the estimated fair value of these agreements is minimal.

Lease Commitments:

      The Company leases facilities and equipment under noncancelable operating and capital leases. Terms of the leases, including renewal options and escalation clauses, vary by lease. Additionally, as discussed in Note 3, during both fiscal years ended May 31, 2004 and 2003, the Company entered into sale-leaseback transactions where the Company sold telecommunication towers and leased back the same telecommunications towers. As a result of provisions in the sale and lease-back agreements that provide for continuing involvement by the Company, the Company accounted for the sale and lease-back of certain towers as a finance obligation. For the sale and lease-back of towers determined to have no continuing involvement, sale-leaseback accounting has been followed. The Company has recognized a deferred gain on the sale of such telecommunications towers and is accounting for substantially all of its leases under the lease-backs as capital leases. As such, the deferred gain is being amortized in proportion to the amortization of the leased telecommunications towers.

      As of May 31, 2004, the future minimum rental commitments under noncancelable leases with initial terms in excess of one year for the next five years and thereafter were as follows:

				Capital
			Net	Leases and
	Operating	Less:	Operating	Financing
	Leases	Sublease	Leases	Obligations

May 31, 2005	$11,813	$681	$11,132	$4,775
May 31, 2006	10,064	531	9,533	4,909
May 31, 2007	7,743	324	7,419	4,950
May 31, 2008	6,397	238	6,159	5,103
May 31, 2009	5,434	119	5,315	5,292
May 31, 2010 and thereafter	62,294	—	62,294	111,596

Total minimum lease payments	$103,745	$1,893	$101,852	136,625

Less amount representing interest				(92,259)

Present value of net minimum lease payments				$44,366

      Rent expense under operating leases was approximately $25,716, $23,901 and $22,977 for the fiscal years ended May 31, 2004, 2003 and 2002, respectively.

Other Commitments and Contingencies:

      In May 2003, the Company entered into a multi-year agreement with Ericsson, Inc., to purchase equipment and services from Ericsson to overlay the Company’s U.S. wireless networks with global system for mobile communications (“GSM”)/general packet radio service (“GPRS”) technology. The Company has committed to purchase a total of approximately $15,873 of equipment and services under this agreement. As of May 31, 2004, the Company has paid $5,174 in connection with this agreement.

      In fiscal 2003 the Company entered into multi-year roaming agreements with Cingular Wireless and AT&T Wireless for analog, time division multiple access digital technology (“TDMA”) and GSM traffic.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

Under these agreements, the Company is required to overlay its existing U.S. wireless network with a GSM network. The GSM overlay has required in fiscal 2004 and will require in fiscal 2005 approximately $10,000 to $15,000 of incremental expenditures above the Company’s historical U.S. wireless expenditure levels. In connection with the roaming agreement with AT&T Wireless, AT&T Wireless granted the Company two separate options to purchase 10MHz of spectrum covering an aggregate of approximately 4.2 million Pops in Michigan and Indiana. The aggregate exercise price of the options is $20,000, but the options may be exercised on a proportionate basis for less than all of the 4.2 million Pops. The options have a two-year term.

      During the fiscal year ended May 31, 2003, an affiliate of Welsh Carson purchased in open market transactions approximately $153,000 principal amount of the 2008 Senior Subordinated Notes. Together with the previous purchases, the Welsh Carson affiliate held approximately $189,000 principal amount of the 2008 Senior Subordinated Notes. On September 24, 2002, the Company entered into an indemnification agreement with the Welsh Carson affiliate pursuant to which the Welsh Carson affiliate agreed to indemnify the Company in respect of taxes which may become payable by the Company as a result of these purchases. In connection with these transactions, the Company recorded a $15,925 income tax payable included in accrued expenses and other current liabilities, and a corresponding amount due from the Welsh Carson affiliate that is included in prepaid expenses and other current assets. As part of the February 2004 refinancing transactions, the Company redeemed $70.0 million in aggregate principal amount of the 2008 Senior Subordinated Notes, reflecting approximately $34,852 principal amount of 2008 Senior Subordinated Notes held by the Welsh Carson affiliate.

Note 12.	Condensed Consolidating Financial Data

      CCOC and CPROC are wholly-owned subsidiaries of the Company. CCOC is a joint and several co-issuer on the $370,000 2008 Senior Subordinated Notes issued by the Company, and CPROC has unconditionally guaranteed the notes. Separate financial statements and other disclosures concerning CCOC and CPROC are not presented because they are not material to investors.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

CONDENSED CONSOLIDATING BALANCE SHEET FINANCIAL DATA

As of May 31, 2004
(Amounts in thousands)

	Centennial	Centennial				Centennial
	Puerto Rico	Cellular		Centennial		Communications
	Operations	Operating	Non-	Communications		Corp. and
	Corp.	Co. LLC	Guarantors	Corp.	Eliminations	Subsidiaries

Assets
Current assets:
Cash and cash equivalents	$42,484	$—	$69,620	$—	$—	$112,104
Accounts receivable, net	37,010	—	52,503	—	—	89,513
Inventory — phones and accessories, net	2,756	—	13,230	—	—	15,986
Prepaid expenses and other current assets	3,452	—	29,266	—	—	32,718

Total current assets	85,702	—	164,619	—	—	250,321
Property, plant & equipment, net	285,004	—	408,614	—	—	693,618
Equity investments, net	—	—	2,697	—	—	2,697
Debt issuance costs, net	24,082	—	30,866	—	—	54,948
U.S. wireless licenses	—	—	371,766	—	—	371,766
Caribbean wireless licenses, net	—	—	70,492	—	—	70,492
Cable franchise costs	—	—	52,139	—	—	52,139
Goodwill	4,186	—	22,518	—	—	26,704
Intercompany	—	1,361,804	1,228,067	629,423	(3,219,294)	—
Investment in subsidiaries	—	(322,879)	767,558	(924,118)	479,439	—
Other assets, net	4,889	—	36,495	—	(24,422)	16,962

Total	$403,863	$1,038,925	$3,155,831	$(294,695)	$(2,764,277)	$1,539,647

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities:
Current portion of long-term debt	$34	$6,000	$(184)	$—	$—	$5,850
Accounts payable	9,488	—	17,998	—	—	27,486
Accrued expenses and other current liabilities	525,704	—	370,696	—	(692,410)	203,990
Payable to affiliates	—	—	125	—	—	125

Total current liabilities	535,226	6,000	388,635	—	(692,410)	237,451
Long-term debt	829,119	894,100	38,797	—	—	1,762,016
Deferred federal income taxes	—	—	77,054	—	—	77,054
Other liabilities	—	—	10,224	—	—	10,224
Intercompany	6,321	933,643	1,673,982	253,946	(2,867,892)	—
Minority interest in subsidiaries	—	—	1,543	—	—	1,543
Stockholders’ (deficit) equity:
Common stock	—	—	1,003	1,032	(1,003)	1,032
Preferred stock	—	—	—	—		—
Additional paid-in capital	(818,498)	—	1,716,207	474,918	(897,709)	474,918
Accumulated deficit	(148,305)	(794,818)	(751,614)	(1,023,514)	1,694,737	(1,023,514)
Accumulated other comprehensive loss	—	—	—	—	—	—

	(966,803)	(794,818)	965,596	(547,564)	796,025	(547,564)
Less: treasury shares	—	—	—	(1,077)	—	(1,077)

Total stockholders’ (deficit) equity	(966,803)	(794,818)	965,596	(548,641)	796,025	(548,641)

Total	$403,863	$1,038,925	$3,155,831	$(294,695)	$(2,764,277)	$1,539,647

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FINANCIAL DATA

For the Fiscal Year Ended May 31, 2004
(Amounts in thousands)

	Centennial	Centennial				Centennial
	Puerto Rico	Cellular		Centennial		Communications
	Operations	Operating	Non-	Communications		Corp. and
	Corp.	Co. LLC	Guarantors	Corp.	Eliminations	Subsidiaries

Revenue	$342,689	$—	$498,458	$—	$(12,306)	$828,841

Costs and expenses:
Cost of services (exclusive of depreciation and amortization shown below)	47,228	—	129,083	—	(11,722)	164,589
Cost of equipment sold	26,931	—	59,140	—	—	86,071
Sales and marketing	34,723	—	57,518	—	—	92,241
General and administrative	70,209	—	87,312	—	(584)	156,937
Depreciation and amortization	59,597	—	81,394	—	—	140,991
Loss (Gain) on disposition of assets	2,096	—	(596)	—	—	1,500

	240,784	—	413,851	—	(12,306)	642,329

Operating income	101,905	—	84,607	—	—	186,512

Income from equity investments	—	—	143	—	—	143
Income (loss) from investments in subsidiaries	—	119,218	(122,941)	119,218	(115,495)	—
Interest (expense) income, net	(94,207)	(21,218)	94,207	(142,010)	—	(163,228)
Loss on extinguishment of debt	—	(39,176)	—	—	—	(39,176)
Dividend (expense) income	(130,200)	—	130,200	—	—	—
Other expenses	—	—	36	—	—	36
Intercompany interest allocation	—	60,394	(60,394)	—	—	—

(Loss) income before income tax expense and minority interest	(122,502)	119,218	125,858	(22,792)	(115,495)	(15,713)
Income tax expense	(439)		(6,013)	—	—	(6,452)

(Loss) income before minority interest	(122,941)	119,218	119,845	(22,792)	(115,495)	(22,165)
Minority interest in income	—	—	(627)	—	—	(627)

Net (loss) income	$(122,941)	$119,218	$119,218	$(22,792)	$(115,495)	$(22,792)

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FINANCIAL DATA

For the Fiscal Year Ended May 31, 2004
(Amounts in thousands)

	Centennial	Centennial				Centennial
	Puerto Rico	Cellular		Centennial		Communications
	Operations	Operating	Non-	Communications		Corp. and
	Corp.	Co. LLC	Guarantors	Corp.	Eliminations	Subsidiaries

Operating activities:
Net (loss) income	$(122,941)	$119,218	$119,218	$(22,792)	$(115,495)	$(22,792)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	59,597	—	81,394	—	—	140,991
Non-cash paid in kind interest	—	—	—	13,997	—	13,997
Minority interest in loss of subsidiaries	—	—	627	—	—	627
Deferred income taxes	—	—	2,388	—		2,388
Income from equity investments	—	—	(143)	—	—	(143)
Equity in undistributed earnings of subsidiaries	—	(119,218)	122,941	(119,218)	115,495	—
Loss (gain) on disposition of assets	2,096	—	(596)	—	—	1,500
Changes in assets and liabilities, net of effects of acquisitions and dispositions and other	49,804	(34,890)	73,579	116,648	(136,549)	68,592

Total adjustments	111,497	(154,108)	280,190	11,427	(21,054)	227,952

Net cash provided by operating activities	(11,444)	(34,890)	399,408	(11,365)	(136,549)	205,160

Investing activities:
Proceeds from disposition of assets, net of cash expenses	—	—	2,442	—	—	2,442
Capital expenditures	(70,899)	—	(62,031)	—	—	(132,930)
Distributions received from equity investments	—	—	14	—	—	14

Net cash used in investing activities	(70,899)	—	(59,575)	—	—	(130,474)

Financing activities:
Proceeds from the issuance of long-term debt	817,131	154,412	608,731	—	(155,274)	1,425,000
Repayment of debt	(682,201)	(54,125)	(665,034)	(202,794)	155,274	(1,448,880)
Debt issuance costs paid	—	—	(48,064)	—	—	(48,064)
Proceeds from issuance of common stock (net of underwriting fees)	—	—	—	35,095	—	35,095
Proceeds from the exercise of employee stock options	—	—	—	1,329	—	1,329
Proceeds from issuance of common stock under employee stock purchase plan	—	—	—	390	—	390
Cash received from (paid to) affiliates	147,182	(118,563)	183,608	213,351	(425,578)	—
Cash advances from parent (to subsidiaries)	(193,857)	53,166	(385,430)	(36,006)	562,127	—

Net cash provided by (used in) financing activities	88,255	34,890	(306,189)	11,365	136,549	(35,130)

Net increase in cash and cash equivalents	5,912	—	33,644	—	—	39,556
Cash and cash equivalents, beginning of period	36,572	—	35,976	—	—	72,548

Cash and cash equivalents, end of period	$42,484	$—	$69,620	$—	$—	$112,104

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

CONDENSED CONSOLIDATING BALANCE SHEET FINANCIAL DATA

As of May 31, 2003
(As restated)
(Amounts in thousands)

	Centennial	Centennial				Centennial
	Puerto Rico	Cellular		Centennial		Communications
	Operations	Operating	Non-	Communications		Corp. and
	Corp.	Co. LLC	Guarantors	Corp.	Eliminations	Subsidiaries

Assets
Current assets:
Cash and cash equivalents	$36,572	$—	$35,976	$—	$—	$72,548
Accounts receivable — net	32,745	—	41,657	—	(494)	73,908
Inventory — phones and accessories, net	1,793	—	4,696	—	—	6,489
Prepaid expenses and other current assets	4,968	—	31,121	—	—	36,089

Total current assets	76,078	—	113,450	—	(494)	189,034
Property, plant & equipment, net	263,787	—	414,447	—	—	678,234
Equity investments, net	—	—	2,568	—	—	2,568
Debt issuance costs, net	16,738	—	22,610	—	—	39,348
U.S. wireless licenses, net	—	—	371,766	—	—	371,766
Caribbean wireless licenses, net	—	—	71,492	—	—	71,492
Cable franchise costs, net	—	—	52,139	—	—	52,139
Goodwill	4,186	—	22,518	—	—	26,704
Intercompany	—	1,320,400	993,929	594,399	(2,908,728)	—
Investment in subsidiaries	—	(467,678)	732,008	(918,785)	654,455	—
Other assets, net	5,085	—	20,123	—	—	25,208

Total	$365,874	$852,722	$2,817,050	$(324,386)	$(2,254,767)	$1,456,493

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Current portion of long-term debt	$27,949	$56,875	$4,491	$—	$—	$89,315
Accounts payable	10,024	—	9,288	—	—	19,312
Accrued expenses and other current liabilities	30,006	—	123,449	—	(494)	152,961
Payable to affiliates	—	—	125	—	—	125

Total current liabilities	67,979	56,875	137,353	—	(494)	261,713
Long-term debt	652,011	781,469	38,538	202,794	—	1,674,812
Deferred federal income taxes	—	—	71,778	—	—	71,778
Other liabilities	815	7,914	5,687	—	—	14,416
Intercompany	23,931	920,500	1,926,510	40,163	(2,911,104)	—
Minority Interest in subsidiaries	—	—	1,117	—	—	1,117
Stockholders’ equity (deficit):
Common stock	—	—	237	958	(237)	958
Preferred stock	465,000	—	177,120	—	(642,120)	—
Additional paid-in capital	(818,498)	—	1,329,542	438,096	(511,044)	438,096
Accumulated deficit	(25,364)	(914,036)	(870,832)	(1,000,722)	1,810,232	(1,000,722)
Accumulated other comprehensive loss	—		—	(4,594)	—	(4,594)

	(378,862)	(914,036)	636,067	(566,262)	656,831	(566,262)
Less: treasury shares	—	—	—	(1,077)	—	(1,077)
Deferred compensation	—	—	—	(4)	—	(4)

Total stockholders’ (deficit) equity	(378,862)	(914,036)	636,067	(567,343)	656,831	(567,343)

Total	$365,874	$852,722	$2,817,050	$(324,386)	$(2,254,767)	$1,456,493

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FINANCIAL DATA

For the Year Ended May 31, 2003
(As restated)
(Amounts in thousands)

	Centennial	Centennial				Centennial
	Puerto Rico	Cellular		Centennial		Communications
	Operations	Operating	Non-	Communications		Corp. and
	Corp.	Co. LLC	Guarantors	Corp.	Eliminations	Subsidiaries

Revenue	$293,057	$—	$464,329	$—	$(7,950)	$749,436

Costs and expenses:
Cost of services (exclusive of depreciation and amortization shown below)	46,819		114,590		(3,569)	157,840
Cost of equipment sold	21,503	—	49,373	—		70,876
Sales and marketing	34,944	—	58,069	—	—	93,013
General and administrative	61,425	—	77,678	—	(4,381)	134,722
Depreciation and amortization	61,239	—	77,826	—	—	139,065
Loss on impairment of assets		—	189,492	—	—	189,492
Loss/(Gain) on disposition of assets	1,047	—	(2,498)	—	—	(1,451)

	226,977	—	564,530	—	(7,950)	783,557

Operating income (loss)	66,080	—	(100,201)	—	—	(34,121)

Income from equity investments	—	—	192	—	—	192
(Loss) income from investments in subsidiaries	—	(83,314)	29,076	(83,314)	137,552	—
Interest expense — net	(37,004)	(53,730)	(27,021)	(28,332)	—	(146,087)
Other expense	—	—	(1,045)	—	—	(1,045)
Intercompany interest allocation	—	53,730	(53,730)	—	—	—

Income (loss) before income tax benefit and minority interest	29,076	(83,314)	(152,729)	(111,646)	137,552	(181,061)
Income tax benefit	—	—	69,904	—	—	69,904

Income (loss) before minority interest	29,076	(83,314)	(82,825)	(111,646)	137,552	(111,157)
Minority interest in income of subsidiaries	—	—	(489)	—	—	(489)

Net income (loss)	$29,076	$(83,314)	$(83,314)	$(111,646)	$137,552	$(111,646)

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FINANCIAL DATA

For the Year Ended May 31, 2003
(As restated)
(Amounts in thousands)

	Centennial	Centennial				Centennial
	Puerto Rico	Cellular		Centennial		Communications
	Operations	Operating	Non-	Communications		Corp. and
	Corp.	Co. LLC	Guarantors	Corp.	Eliminations	Subsidiaries

Operating activities:
Net income (loss)	$29,076	$(83,314)	$(83,314)	$(111,646)	$137,552	$(111,646)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	61,239	—	77,826	—	—	139,065
Minority interest in loss of subsidiaries	—	—	489	—	—	489
Income from equity investments	—	—	(192)	—	—	(192)
Loss on impairment of assets	—	—	189,492	—	—	189,492
Equity in undistributed earnings of subsidiaries	—	83,314	(29,076)	83,314	(137,552)	—
Loss (gain) on disposition of assets	1,047	—	(2,498)	—	—	(1,451)
Changes in assets and liabilities, net of effects of acquisitions and dispositions: and other	28,369	—	(80,242)	28,575	—	(23,298)

Total adjustments	90,655	83,314	155,799	111,889	(137,552)	304,105

Net cash provided by operating activities	119,731	—	72,485	243	—	192,459

Investing activities:
Proceeds from disposition of assets, net of cash expenses	—	—	25,199	—	—	25,199
Payments, net, for assets held under capital leases	—	—	(105)	—	—	(105)
Distributions received from equity investments	—	—	67	—	—	67
Capital expenditures	(64,880)	—	(68,229)	—	—	(133,109)

Net cash used in investing activities	(64,880)	—	(43,068)	—	—	(107,948)

Financing activities:
Proceeds from the issuance of long-term debt	335	20,000	16,063	—	—	36,398
Repayment of debt	(21,706)	(20,000)	1,235	(40,625)	—	(81,096)
Debt issuance costs	—	—	(1,621)	—	—	(1,621)
Proceeds from issuance of common stock under employee stock purchase plan	—	—	—	485	—	485
Cash received from (paid to) affiliates	5,652	—	56	—	(5,708)	—
Cash advances (to subsidiaries) from parent	(16,099)	—	(29,506)	39,897	5,708	—

Net cash used in financing activities	(31,818)	—	(13,773)	(243)	—	(45,834)

Net increase in cash and cash equivalents	23,033	—	15,644	—	—	38,677
Cash and cash equivalents, beginning of period	13,539	—	20,332	—	—	33,871

Cash and cash equivalents, end of period	$36,572	$—	$35,976	$—	$—	$72,548

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS FINANCIAL DATA

For the Year Ended May 31, 2002
(As restated)
(Amounts in thousands)

	Centennial	Centennial				Centennial
	Puerto Rico	Cellular		Centennial		Communications
	Operations	Operating	Non-	Communications		Corp. and
	Corp.	Co. LLC	Guarantors	Corp.	Eliminations	Subsidiaries

Revenue	$269,664	$—	$452,672	$—	$(3,759)	$718,577

Costs and expenses:
Cost of services (exclusive of depreciation and amortization shown below)	48,096	—	124,568	—	(1,223)	171,441
Cost of equipment sold	12,347	—	45,137	—	(724)	56,760
Sales and marketing	39,347	—	66,020	—	—	105,367
General and administrative	56,474	—	81,462	—	(1,812)	136,124
Depreciation and amortization	59,591	—	97,812	—	—	157,403
Loss on impairment of assets	—		33,985		—	33,985
(Gain) loss on disposition of assets	(22)	—	643	—	—	621

	215,833	—	449,627	—	(3,759)	661,701

Operating income	53,831	—	3,045	—	—	56,876

Income from equity investments	—	—	564	—	—	564
(Loss) income from investments in subsidiaries	—	(58,451)	8,036	(58,451)	108,866	—
Interest expense — net	(45,795)	(83,638)	(116)	(21,185)	—	(150,734)
Other income	—	—	96	—	—	96
Intercompany interest allocation	—	83,638	(83,638)	—	—	—

Income (loss) before income tax expense benefit and minority interest	8,036	(58,451)	(72,013)	(79,636)	108,866	(93,198)
Income tax benefit	—	—	12,780	—	—	12,780

Income (loss) before minority interest	8,036	(58,451)	(59,233)	(79,636)	108,866	(80,418)
Minority interest in loss of subsidiaries	—	—	780	—	—	780

Net income (loss)	$8,036	$(58,451)	$(58,453)	$(79,636)	$108,866	$(79,638)

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FINANCIAL DATA

For the Year Ended May 31, 2002
(As restated)
(Amounts in thousands)

	Centennial	Centennial				Centennial
	Puerto Rico	Cellular		Centennial		Communications
	Operations	Operating	Non-	Communications		Corp. and
	Corp.	Co. LLC	Guarantors	Corp.	Eliminations	Subsidiaries

Operating activities:
Net income (loss)	$8,036	$(58,451)	$(58,453)	$(79,636)	$108,866	$(79,638)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	59,591	—	97,812	—	—	157,403
Minority interest in loss of subsidiaries	—	—	(780)	—	—	(780)
Income from equity investments	—	—	(564)	—	—	(564)
Equity in undistributed earnings of subsidiaries	—	58,451	(8,036)	58,451	(108,866)	—
Loss on impairment of assets	—	—	33,985	—	—	33,985
(Loss) gain on disposition of assets	(22)	—	643	—	—	621
Changes in assets and liabilities, net of effects of acquisitions and dispositions and other	26,725	—	(26,652)	3,144	—	3,217

Total adjustments	86,294	58,451	96,408	61,595	(108,866)	193,882

Net cash provided by (used in) operating activities	94,330	—	37,955	(18,041)	—	114,244

Investing activities:
Proceeds from disposition of assets, net of cash expenses	122	—	95	—	—	217
Capital expenditures	(91,226)	—	(123,216)	—	—	(214,442)
Acquisitions, net of cash acquired	—	—	(1,323)	—	—	(1,323)
Payments, net, for assets held under capital leases	—	—	(9,100)	—	—	(9,100)
Distributions received from equity investments	—	—	43	—	—	43

Net cash used in investing activities	(91,104)	—	(133,501)	—	—	(224,605)

Financing activities:
Proceeds from the issuance of long-term debt	55,000	98,000	50,251	—	—	203,251
Repayment of debt	(17,129)	(70,250)	200	(1,388)	—	(88,567)
Debt issuance costs paid	(4,000)	—	(632)	—	—	(4,632)
Proceeds from the exercise of stock options	—	—	—	1,587	—	1,587
Proceeds from issuance of common stock under employee stock purchase plan	—	—	—	1,898	—	1,898
Capital contributed from minority interest in subsidiaries	—	—	7,350	—	—	7,350
Cash (paid to) received from affiliates	(32,458)	(27,750)	60,208	—	—	—
Cash advances (to parent) from subsidiaries	—	—	(15,944)	15,944	—	—

Net cash provided by financing activities	1,413	—	101,433	18,041	—	120,887

Net increase in cash and cash equivalents	4,639	—	5,887	—	—	10,526
Cash and cash equivalents, beginning of period	8,900	—	14,445	—	—	23,345

Cash and cash equivalents, end of period	$13,539	$—	$20,332	$—	$—	$33,871

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

Note 13. Segment Information

      The Company’s consolidated financial statements include three reportable segments: U.S. wireless, Caribbean wireless, and Caribbean broadband. The Company determines its reportable segments based on the aggregation criteria of SFAS 131 (e.g., types of services offered and geographic location). U.S. wireless represents the Company’s wireless systems in the United States that it owns and manages. Caribbean wireless represents the Company’s wireless operations in Puerto Rico, the Dominican Republic and the U.S. Virgin Islands. Caribbean wireless also includes the Company’s wireless operations in Jamaica until the disposition of those operations in August 2002. Caribbean broadband represents the Company’s offering of broadband services including switched voice, dedicated (private line), video and other services in Puerto Rico and the Dominican Republic. Caribbean broadband also includes Infochannel Limited until its disposition in January 2003. The Company measures the operating performance of each segment based on adjusted operating income. Adjusted operating income is defined as net loss before minority interest in (income) loss of subsidiaries, income tax (expense) benefit, other income (expense), loss on extinguishment of debt, interest expense, net, income from equity investments, other, (loss) gain on disposition of assets, loss on impairment of assets, and depreciation and amortization. See Note 3 for a discussion of the sale of the Company’s Jamaican wireless operation and Infochannel Limited.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

      Information about the Company’s operations in its three business segments for the fiscal years ended May 31, 2004, 2003 and 2002 is as follows:

	Fiscal Year Ended May 31,

	2004	2003	2002

U.S. wireless
Service revenue	$295,474	$261,557	$246,452
Roaming revenue	54,303	77,632	92,584
Equipment sales	20,423	16,440	11,688

Total revenue	370,200	355,629	350,724
Adjusted operating income	149,488	161,122	147,667
Total assets	1,990,509	1,927,488	1,818,725
Capital expenditures	46,882	44,211	30,664
Caribbean wireless
Service revenue	$292,995	$248,441	$224,088
Roaming revenue	2,889	3,001	1,331
Equipment sales	10,328	10,610	10,920

Total revenue	306,212	262,052	236,339
Adjusted operating income	121,627	96,514	78,706
Total assets	504,146	482,185	440,235
Capital expenditures	62,894	50,423	110,382
Caribbean broadband
Switched revenue	$37,806	$33,624	$25,639
Dedicated revenue	48,899	39,876	31,214
Cable TV revenue	48,691	48,017	47,841
Other revenue	29,339	20,240	34,450

Total revenue	164,735	141,757	139,144
Adjusted operating income	59,401	39,442	22,512
Total assets	801,508	733,016	602,417
Capital expenditures	23,154	38,475	73,396
Eliminations
Total revenue(1)	$(12,306)	$(10,002)	$(7,630)
Total assets(2)	(1,756,516)	(1,726,196)	(1,248,357)
Consolidated
Total revenue	$828,841	$749,436	$718,577
Adjusted operating income	330,516	297,078	248,885
Total assets	1,539,647	1,456,493	1,613,020
Capital expenditures	132,930	133,109	214,442

(1)	Elimination of intercompany revenue, primarily from Caribbean broadband to Caribbean wireless.

(2)	Elimination of intercompany investments.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

Reconciliation of adjusted operating income to net loss

	Fiscal Year Ended May 31,

	2004	2003	2002

Adjusted operating income	$330,516	$297,078	$248,885
Less: Depreciation and amortization	(140,991)	(139,065)	(157,403)
Loss on impairment of assets	—	(189,492)	(33,985)
(Loss) gain on disposition of assets	(1,500)	1,451	(621)
Other	(1,513)	(4,093)	—

Operating income (loss)	186,512	(34,121)	56,876
Income from equity investments	143	192	564
Interest expense, net	(163,228)	(146,087)	(150,734)
Loss on extinguishment of debt	(39,176)	—	—
Other income (expense)	36	(1,045)	96
Income tax (expense) benefit	(6,452)	69,904	12,780
Minority interest in (income) loss of subsidiaries	(627)	(489)	780

Net loss	$(22,792)	$(111,646)	$(79,638)

Note 14.	Subsequent Events

      In June 2004, the Company signed an amendment to its billing services agreement with Convergys Information Management Group, Inc. (“Convergys”). Convergys acquired Alltel Information Services, Inc. in December 2003. The agreement has a term of seven years and Convergys agreed to provide billing services, facilitate network fault detection, correction and management performance and usage monitoring and security for our wireless operations throughout the Company. Subject to the terms of the agreement including performance standards, the Company has committed to purchase a total of approximately $74,642 of services through 2011 under this agreement. As of May 31, 2004, the Company has not paid any amounts in connection with this agreement.

      In August 2004, the Company entered into a definitive agreement with AT&T Wireless to acquire 10 MHz of personal communication service, or PCS, spectrum covering approximately 4.1 million Pops in Michigan and Indiana. The aggregate purchase price of the spectrum is $19,500. At the same time, the Company announced that it entered into a definitive agreement to sell to Verizon Wireless for $24,000 in cash the Indianapolis and Lafayette, Indiana licenses covering approximately 1.9 million Pops that the Company expects to acquire from AT&T Wireless. If both of the transactions are completed, the net result will be that the Company will obtain licenses covering approximately 2.2 million incremental Pops and receive $4,500 in cash. Both transactions are subject to customary closing conditions, including regulatory approvals, and are expected to close before calendar year-end 2004. There can be no assurance that these transactions will be consummated.

      In August 2004, the FCC granted the Company’s request to allow the Company to receive high-cost universal service support as of the date that the telecommunications regulatory bodies in Michigan, Louisiana and Mississippi (non-rural areas only) designated the Company as an eligible telecommunications provider, as opposed to having to wait numerous months after such designation to begin receiving funds. This will allow the Company to receive additional universal service funds in fiscal 2005.

      In connection with the issuance of the 2014 Senior Notes on February 9, 2004, the Company entered into a registration rights agreement pursuant to which it agreed, among other things, (i) to register the 2014 Senior Notes with the SEC within 180 days after February 9, 2004 and (ii) to consummate the

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

related exchange offer within 210 days after February 9, 2004. As a result of the restatement described in Note 16 to the Consolidated Financial Statements, the registration process has been delayed beyond the required dates. As a result, pursuant to the terms of the registration rights agreement, effective August 8, 2004, the Company is obligated to pay an additional 0.50% per annum of interest on the 2014 Senior Notes. We are obligated to pay this additional interest until the Company consummates the exchange offer. The Company is working diligently to consummate the exchange offer as soon as possible.

Note 15. Quarterly Financial Information (unaudited)

      As more fully described in Note 16, the Company has restated its results for the years ended May 31, 2003, as well as the first three quarters of 2004 and certain quarters in 2003. Provided below is a comparison of restated summarized quarterly financial data and summarized quarterly financial data as previously reported.

	Three Months Ended

	August 31,	November 30,	February 29,
	2003	2003	2004

	(As reported)	(As reported)	(As reported)
Revenue	$203,552	$202,855	$207,392
Operating income	48,293	44,767	46,363
Income tax benefit (expense)	8,677	(15,996)	(6,459)
Net income (loss)	6,404	(12,678)	(30,333)
Income (loss) per common share:
Basic	.07	(0.13)	(0.29)
Diluted	.07	(0.13)	(0.29)

	Three Months Ended

	August 31,	November 30,	February 29,	May 31,
	2003	2003	2004	2004

	(As restated)	(As restated)	(As restated)
Revenue	$203,224	$202,789	$208,006	$214,822
Operating income	44,981	44,901	47,176	49,454
Income tax benefit (expense)(a)	840	(9,476)	7,718	(5,534)
Net (loss) income	(4,316)	(6,162)	(15,480)	3,165
(Loss) income per common share:
Basic	(0.05)	(0.06)	(0.15)	0.03
Diluted	(0.05)	(0.06)	(0.15)	0.03

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

	Three Months Ended

	August 31,	November 30,	February 28,	February 28,	May 31,	May 31,
	2002	2002	2003	2003	2003	2003

			(As reported)	(As restated)	(As reported)	(As restated)
Revenue	$191,894	$180,719	$182,030	$182,030	$191,092	$194,793
Operating income (loss)	41,699	30,661	(156,832)	(156,832)	48,196	50,351
Income tax expense (benefit)(a)	3,765	7,241	(34,324)	(37,466)	(46,702)	(43,560)
Net (loss) income	(241)	(13,474)	(159,577)	(156,435)	61,418	58,504
(Loss) income per common share:
Basic	(0.00)	(0.14)	(1.67)	(1.63)	0.64	0.61
Diluted	(0.00)	(0.14)	(1.67)	(1.63)	0.64	0.61

(a)	Income tax benefit (expense) has been adjusted to reflect the effect that the restatement had on the Company’s forecasted income for the year ended May 31, 2004 and certain quarters in the year ended May 31, 2003, as well as changes resulting from the Company’s application of Financial Interpretation No. 18, “Accounting for Income Taxes in Interim Periods, an Interpretation of APB Opinion No. 28”, to exclude from the projected annual effective tax rate losses related to certain foreign jurisdictions.

Note 16. Restatement

      In preparation for complying with the provisions of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting that will be effective for the Company for the fiscal year ending May 31, 2005, as well as recent guidance surrounding such legislation, the Company has restated its consolidated financial statements as of May 31, 2003 and for the years ended May 31, 2003 and 2002, as well as all years presented with respect to Selected Consolidated Financial data. Such restatement relates primarily to adjustments that were identified in the course of prior audits of the Company’s consolidated financial statements, but not recorded at the time due to their immateriality from both a qualitative and quantitative perspective. In an effort not to distort the results of any period, the Company has recorded all adjustments in the years in which they arose. Entries that affected periods before those presented by the primary financial statements as of May 31, 2003 and for the years ended May 31, 2003 and 2002 were reflected as an adjustment to accumulated deficit as of June 1, 2001.

      The nature of the adjustments to restate the Company’s consolidated financial statements primarily relate to the following:

•	Overstated Accrual Estimates — The Company has historically taken a conservative approach with respect to determining certain accrual estimates. Year over year fluctuations in these accruals have resulted in an immaterial impact on the consolidated financial statements.

•	Billing Cycle Cut-off — The Company has historically underestimated the amount of unbilled revenue related to its businesses. In addition, the Company has historically recognized less revenue associated with amounts billed in advance and subsequently earned as services are provided. These differences were caused by timing issues resulting from the Company’s billing process.

      The adjustments resulted in a reduction of the previously reported net loss for the year ended May 31, 2003 of $228 and an increase of the previously reported net loss for the year ended May 31, 2002 of $2,116, both of which were recorded in the fourth quarter of each respective year. As noted above, the

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

Company has also restated the beginning accumulated deficit in the consolidated balance sheet as of June 1, 2001 by $12,555 (a reduction of accumulated deficit) to reflect adjustments that related to prior periods.

      The following table sets forth the impact, grouped by primary adjustment categories, on the opening accumulated deficit balance as of June 1, 2001:

As of

June 1, 2001

Accumulated deficit, as previously reported	$(821,993)
Overstated accrual estimates	12,275
Billing cycle cut-off	13,278
Other	(4,822)
Income tax effect of restatement	(8,176)

Accumulated deficit, as restated	$(809,438)

      The information presented in the table below presents the Company’s restated revenue, costs and expenses, operating (loss) income, net loss and basic and diluted loss per share for the years ended May 31, 2003 and 2002 as compared to the amounts previously reported for those same periods.

	Fiscal year ended May 31, 2003		Fiscal year ended May 31, 2002

	Previously Reported	As Restated	Previously Reported	As Restated

Revenue	$745,735	$749,436	$715,853	$718,577
Costs and expenses	782,011	783,557	656,714	661,701
Operating (loss) income	(36,276)	(34,121)	59,139	56,876
Net loss	(111,874)	(111,646)	(77,521)	(79,638)
Basic and diluted loss per share	$(1.17)	$(1.17)	$(0.81)	$(0.84)

      The following table presents the effect of the restatement adjustments on the Company’s 2003 consolidated balance sheet:

	As of May 31, 2003

	As Previously
	Reported	As Restated

Assets:
Current assets	$181,528	$189,034
Property, plant and equipment	675,574	678,234
Other	589,746	589,225

Total	1,446,848	1,456,493

Liabilities and Stockholders’ Deficit:
Current Liabilities	280,116	261,713
Long-term debt	1,669,659	1,674,812
Accumulated deficit	(1,011,388)	(1,000,722)
Other	508,461	520,690

Total	$1,446,848	$1,456,493

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fiscal Years Ended May 31, 2004, 2003 and 2002
(Dollar amounts in thousands, except per share amounts)

      The following table reflects selected information from the Company’s consolidated statements of cash flows showing the Company’s previously reported and restated cash flows for the years ended May 31, 2003 and 2002:

	Year Ended May 31, 2003		Year Ended May 31, 2002

	As Previously		As Previously
	Reported	As Restated	Reported	As Restated

Net cash provided by operating activities	$196,003	$192,459	$115,220	$114,244

Net cash used in investing activities	(107,948)	(107,948)	(224,842)	(224,605)
Net cash (used in) provided by financing activities	(52,234)	(45,834)	120,148	120,887

      Unless otherwise expressly stated, all financial information in this prospectus is presented inclusive of these revisions.

Note 17.	Sale of Centennial Cable (Unaudited)

      On September 6, 2004, the Company entered into a definitive agreement to sell its wholly owned subsidiary, Centennial Puerto Rico Cable TV Corp. (“Centennial Cable”), to an affiliate of Hicks, Muse, Tate & Furst Incorporated for approximately $155 million in cash. Completion of the transaction is subject to customary closing conditions, including regulatory approval of the transfer of Centennial Cable’s cable franchises, and is expected to occur in the first quarter of calendar year 2005. The disposition will be accounted for by Centennial as a discontinued operation in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Centennial Communications Corp.
Wall, New Jersey

      We have audited the consolidated financial statements of Centennial Communications Corp. and subsidiaries (the “Company”) as of May 31, 2004 and 2003, and for each of the three years in the period ended May 31, 2004, and have issued our report thereon dated August 30, 2004, (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the Company’s change in method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” in 2003, and the restatement discussed in Note 16) such financial statements and report are included elsewhere in this prospectus. Our audits also included the consolidated financial statement schedule of the Company, listed in page F-49. This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/S/ DELOITTE & TOUCHE LLP

New York, New York

August 30, 2004

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(Amounts in thousands)

	Balance at	Charged to	Charged to		Balance at
	beginning	costs and	other		end of
	of fiscal year	expenses	accounts	Deductions	fiscal Year

Fiscal year ended May 31, 2004
Allowance for Doubtful Accounts	$7,771	$9,373	$10	$11,536	$5,618

Reserve for Inventory Obsolescence (as restated)	$1,830	$710	$662	$510	$2,692

Fiscal year ended May 31, 2003 Allowance for Doubtful Accounts (as restated)	$14,806	$16,382	$2,403	$25,820	$7,771

Reserve for Inventory Obsolescence (as restated)	$2,775	$2,392	$406	$3,743	$1,830

Fiscal year ended May 31, 2002 Allowance for Doubtful Accounts (as restated)	$12,935	$13,647	$948	$12,724	$14,806

Reserve for Inventory Obsolescence	$1,261	$2,140	$102	$728	$2,775

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      On September 6, 2004, Centennial Communications Corp. (“Centennial”) entered into a definitive agreement to sell its wholly owned subsidiary, Centennial Puerto Rico Cable TV Corp. (“Centennial Cable”), to an affiliate of Hicks, Muse, Tate & Furst Incorporated for approximately $155 million in cash. Completion of the transaction is subject to customary closing conditions, including regulatory approval of the transfer of Centennial Cable’s cable franchises, and is expected to occur in the first quarter of calendar year 2005. The disposition will be accounted for by Centennial as a discontinued operation in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Pro Forma Financial Statements

      The following unaudited pro forma condensed consolidated financial statements have been prepared based on the historical financial statements of Centennial after giving effect to the sale of its wholly owned subsidiary, Centennial Cable, and the assumptions and adjustments described in the accompanying notes to these unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated statements of operations give effect to the disposal of Centennial Cable by Centennial as if it had occurred on June 1, 2001 and the unaudited pro forma condensed consolidated balance sheet gives effect to the disposal of Centennial Cable by Centennial as if it had occurred on May 31, 2004. The unaudited pro forma condensed consolidated financial statements were derived by adjusting the historical financial statements of Centennial for the removal of assets, liabilities, revenues and expenses associated with Centennial Cable and the pro forma adjustments described in the footnotes. Centennial will treat the sale of Centennial Cable as a discontinued operation of its cable television operating segment and record a gain upon completion of the transaction.

      The unaudited pro forma condensed consolidated financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the audited historical consolidated financial statements and notes thereto included elsewhere in this prospectus.

      The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the disposition occurred on June 1, 2001 for statement of operation purposes and as of May 31, 2004 for balance sheet purposes, nor is it necessarily indicative of Centennial’s future financial position or results of operations. The unaudited pro forma condensed consolidated financial statements are based upon estimates and assumptions. These estimates and assumptions are preliminary and have been made solely for the purposes of developing this pro forma information.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(Dollar amounts in thousands)

	As of May 31, 2004

	Centennial
	Communications	Centennial	Pro Forma
	Corp.	Cable	Adjustments		Pro Forma

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$112,104	$(6,392)	$155,000	(a)	$257,597
			(3,115	)(b)
Accounts receivable, net	89,513	(4,930)			84,583
Inventory — phones and accessories, net	15,986				15,986
Prepaid expenses and other current assets	32,718	(438)			32,280

TOTAL CURRENT ASSETS	250,321	(11,760)	151,885		390,446
PROPERTY, PLANT AND EQUIPMENT, net	693,618	(61,947)			631,671
EQUITY INVESTMENTS, net	2,697				2,697
DEBT ISSUANCE COSTS, less accumulated amortization of $12,879 and $34,037, respectively	54,948				54,948
U.S. WIRELESS LICENSES	371,766				371,766
CARIBBEAN WIRELESS LICENSES, net	70,492				70,492
CABLE FRANCHISE COSTS	52,139	(52,139)			—
GOODWILL	26,704				26,704
CUSTOMER LISTS, net	8,481	(8,162)			319
TRANSMISSION AND CONNECTING RIGHTS, net	840				840
CABLE FACILITY, net	4,210				4,210
OTHER ASSETS, net	3,431	(617)	582	(d)	3,396

TOTAL ASSETS	$1,539,647	$(134,625)	$152,467		$1,557,489

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Current portion of long-term debt	$5,850				$5,850
Accounts payable	27,486	(602)			26,884
Accrued expenses and other current liabilities	203,990	(12,431)			191,559
Payable to affiliates	125				125

TOTAL CURRENT LIABILITIES	237,451	(13,033)	—		224,418
LONG-TERM DEBT	1,762,016				1,762,016
DEFERRED FEDERAL INCOME TAXES	77,054	(5,733)	12,609	(c)	83,930
OTHER LIABILITIES	10,224				10,224
MINORITY INTEREST IN SUBSIDIARIES	1,543				1,543
STOCKHOLDERS’ DEFICIT:
Common stock	1,032				1,032
Additional paid-in capital	474,918	(271,389)	271,389	(f)	474,918
Accumulated deficit	(1,023,514)	155,530	(155,530	)(f)	(999,515)
			582	(d)
			(12,609	)(c)
			36,026	(g)

	(547,564)	(115,859)	139,858		(523,565)
Less: Cost of 70,503 common shares in treasury	(1,077)				(1,077)

TOTAL STOCKHOLDERS’ DEFICIT	(548,641)	(115,859)	139,858		(524,642)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$1,539,647	$(134,625)	$152,467		$1,557,489

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Dollar amounts in thousands, except per share amounts)

	Fiscal Year Ended May 31, 2004

	Centennial
	Communications	Centennial	Pro Forma
	Corp.	Cable	Adjustments	Pro Forma

REVENUE:
Service revenue	$797,863	$(48,692)		$749,171
Equipment sales	30,978			30,978

	828,841	(48,692)		780,149
COSTS AND EXPENSES:
Cost of services (exclusive of depreciation and amortization shown below)	164,589	(22,019)		142,570
Cost of equipment sold	86,071			86,071
Sales and marketing	92,241	(3,280)		88,961
General and administrative	156,937	(12,001)	$3,610 (e)	148,546
Depreciation and amortization	140,991	(22,867)		118,124
Loss on disposition of assets	1,500	(859)		641

	642,329	(61,026)	3,610	584,913
OPERATING INCOME (LOSS)	186,512	12,334	(3,610)	195,236
INCOME FROM EQUITY INVESTMENTS	143			143
INTEREST EXPENSE, NET	(163,228)	306		(162,922)
LOSS ON EXTINGUISHMENT OF DEBT	(39,176)			(39,176)
OTHER INCOME	36			36

LOSS BEFORE INCOME TAX EXPENSE AND MINORITY INTEREST IN INCOME OF SUBSIDIARIES	(15,713)	12,640	(3,610)	(6,683)
INCOME TAX EXPENSE (BENEFIT)	(6,452)	(4,611)	1,264 (h)	(9,799)

LOSS BEFORE MINORITY INTEREST IN INCOME OF SUBSIDIARIES	(22,165)	8,029	(2,346)	(16,482)
MINORITY INTEREST IN INCOME OF SUBSIDIARIES	(627)			(627)

NET LOSS	$(22,792)	$8,029	$(2,346)	$(17,109)

LOSS PER SHARE:
BASIC AND DILUTED	$(0.23)			$(0.17)

WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE YEAR (in thousands):
BASIC AND DILUTED	99,937			99,937

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Dollar amounts in thousands, except per share amounts)

	Fiscal Year Ended May 31, 2003

	Centennial
	Communications	Centennial	Pro Forma
	Corp.	Cable	Adjustments	Pro Forma

REVENUE:
Service revenue	$721,974	$(48,017)		$673,957
Equipment sales	27,462			27,462

	749,436	(48,017)	—	701,419
COSTS AND EXPENSES:
Cost of services (exclusive of depreciation and amortization shown below)	157,840	(22,522)		135,318
Cost of equipment sold	70,876			70,876
Sales and marketing	93,013	(3,700)	$19 (e)	89,332
General and administrative	134,722	(12,709)	2,974 (e)	124,987
Depreciation and amortization	139,065	(22,896)		116,169
Loss on impairment of assets	189,492	(165,154)		24,338
Gain on disposition of assets	(1,451)	10		(1,441)

	783,557	(226,971)	2,993	559,579
OPERATING (LOSS) INCOME	(34,121)	178,954	(2,993)	141,840
INCOME FROM EQUITY INVESTMENTS	192			192
INTEREST EXPENSE, NET	(146,087)	575		(145,512)
OTHER EXPENSE	(1,045)			(1,045)

LOSS BEFORE INCOME TAX BENEFIT AND MINORITY INTEREST IN INCOME OF SUBSIDIARIES	(181,061)	179,529	(2,993)	(4,525)
INCOME TAX BENEFIT	69,904	(50,405)	1,048 (h)	20,547

LOSS BEFORE MINORITY INTEREST IN INCOME OF SUBSIDIARIES	(111,157)	129,124	(1,945)	16,022
MINORITY INTEREST IN INCOME OF SUBSIDIARIES	(489)			(489)

NET (LOSS) INCOME	$(111,646)	$129,124	$(1,945)	$15,533

(LOSS) INCOME PER SHARE:
BASIC AND DILUTED	$(1.17)			$0.16

WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE YEAR (in thousands):
BASIC AND DILUTED	95,577			95,577

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Dollar amounts in thousands, except per share amounts)

	Fiscal Year Ended May 31, 2002

	Centennial
	Communications	Centennial	Pro Forma
	Corp.	Cable	Adjustments	Pro Forma

REVENUE:
Service revenue	$695,476	$(47,841)		$647,635
Equipment sales	23,101			23,101

	718,577	(47,841)	—	670,736
COSTS AND EXPENSES:
Cost of services (exclusive of depreciation and amortization shown below)	171,441	(20,335)		151,106
Cost of equipment sold	56,760			56,760
Sales and marketing	105,367	(2,862)		102,505
General and administrative	136,124	(10,269)	$3,069 (e)	128,924
Depreciation and amortization	157,403	(30,441)		126,962
Loss on impairment of assets	33,985			33,985
Loss on disposition of assets	621	(502)		119

	661,701	(64,409)	3,069	600,361
OPERATING INCOME (LOSS)	56,876	16,568	(3,069)	70,375
INCOME FROM EQUITY INVESTMENTS	564			564
INTEREST EXPENSE, NET	(150,734)	(30)		(150,764)
OTHER INCOME	96			96

LOSS BEFORE INCOME TAX BENEFIT AND MINORITY INTEREST IN LOSS OF SUBSIDIARIES	(93,198)	16,538	(3,069)	(79,729)
INCOME TAX BENEFIT	12,780	(4,972)	1,074 (h)	8,882

LOSS BEFORE MINORITY INTEREST IN LOSS OF SUBSIDIARIES	(80,418)	11,566	(1,995)	(70,847)
MINORITY INTEREST IN LOSS OF SUBSIDIARIES	780			780

NET LOSS	$(79,638)	$11,566	$(1,995)	$(70,067)

LOSS PER SHARE:
BASIC AND DILUTED	$(0.84)			$(0.74)

WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING DURING THE YEAR (in thousands):
BASIC AND DILUTED	95,221			95,221

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Note 1.	Basis of Pro Forma Presentation

      The pro forma condensed consolidated financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission.

      The unaudited pro forma condensed financial statements of Centennial and Centennial Cable have been prepared based on the historical consolidated balance sheets of Centennial and Centennial Cable as of May 31, 2004 and the historical consolidated statements of operations for Centennial and Centennial Cable for the years ended May 31, 2004, 2003 and 2002, after giving effect to the adjustments and assumptions described below.

      Centennial and Centennial Cable employ accounting policies that are in accordance with generally accepted accounting principles in the United States. In management’s opinion, all material adjustments necessary to reflect fairly the pro forma financial position and pro forma results of operations of Centennial and Centennial Cable have been made.

      The ongoing activity presented in these pro forma condensed consolidated financial statements represents Centennial’s assets, liabilities and expenses that will not be divested of in the sale of Centennial Cable. This pro forma financial information is presented for illustrative purposes only, and is not necessarily indicative of the operating results and financial position that might have been achieved had the transaction described above occurred on the dates indicated, nor are they necessarily indicative of the operating results and financial position that may occur in the future.

Note 2.	Pro Forma Assumptions

Pro forma adjustments:

The accompanying unaudited pro forma condensed consolidated financial statements have been prepared as if the divestiture was completed on May 31, 2004 for balance sheet purposes and as of June 1, 2001 for statement of operations purposes and reflect the following pro forma adjustments:

(a) To reflect sale consideration of $155 million cash.

(b) To reflect the $3.1 million in estimated direct expenses of the transaction including legal, accounting, financial advisory and other professional fees.

(c) To record the tax effect of pro forma adjustments considering management’s current expectations of available net operating losses and credits, as well as Centennial’s statutory tax rate.

(d) To write off amounts due to Centennial Cable from Centennial that will not be realizable as a result of the disposition.

(e) To adjust for expenses that were allocated to Centennial Cable which would have been incurred by Centennial whether or not Centennial Cable was a subsidiary of Centennial and are expected to continue to be incurred.

(f) To eliminate Centennial Cable’s equity from consolidated equity as a result of the disposition.

CENTENNIAL COMMUNICATIONS CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

(g) To record the net gain before income tax expense as a result of the disposition.

Total consideration	$155,000
Transaction costs	3,115

Net total proceeds	151,855
Net assets sold	115,859

Pro forma net gain before income tax expense	$36,026

Income tax expense	12,609
Pro forma net gain	$23,417

(h)	To record the tax effect on the adjustment of allocated corporate overhead that will remain subsequent to the disposition of Centennial Cable at the appropriate statutory tax rate.

Note 3.	Unaudited Pro Forma Earnings Per Share Data

      Basic and diluted pro forma earnings per share were calculated using the weighted average shares outstanding of Centennial for the fiscal years ended May 31, 2004, 2003 and 2002. As the pro forma condensed consolidated statements of operations for the fiscal years ended May 31, 2004 and 2002 show a net loss, weighted average basic and diluted shares are the same.

(CENTENNIAL COMMUNICATIONS LOGO)

Exchange Offer Of $325,000,000 In

Outstanding 8 1/8% Senior Notes Due 2014
(Cusip Nos. 151352AA9 and U13950AA5)
For New 8 1/8% Senior Notes Due 2014

Centennial Communications Corp.

Centennial Cellular Operating Co. LLC
Centennial Puerto Rico Operations Corp.

PROSPECTUS